UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2024

COMMISSION FILE NUMBER: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

ANNUAL BUSINESS REPORT

(From January 1, 2023 to December 31, 2023)

THIS IS A SUMMARY OF THE ANNUAL BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. THE COMPANY HAS MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

1. Company Overview

The following table sets forth a summary of the Company’s consolidated subsidiaries:

	Number of Consolidated Subsidiaries
Classification	Beginning of the Reporting Period	Additions	Subtractions	End of the Reporting Period	Number of Material Subsidiaries*
Listed Companies	0	0	0	0	0
Unlisted Companies	25	2	2	25	12
Total	25	2	2	25	12

*	“Material Subsidiary” means a subsidiary with total assets of Won 75 billion or more as of the end of the previous fiscal year.
**

SAPEON Korea Inc. (“SAPEON Korea”) and SAPEON Inc. (“Sapeon”) have been newly included in the number of Material Subsidiaries, as the total assets of each of these subsidiaries exceeded Won 75 billion on a separate basis as of December 31, 2023.

For a list of the Company’s subsidiaries as of December 31, 2023, see Note 1(2) of the notes to the Company’s audited consolidated financial statements attached hereto.

Changes in the Company’s consolidated subsidiaries during the year ended December 31, 2023 are set forth below.

Change	Name	Remarks
Additions	Global AI Platform Corporation Korea	Newly established by SK Telecom Americas, Inc.
	Global AI Platform Corporation	Newly established by SK Telecom Americas, Inc.
Exclusions	SK Telecom Japan Inc.	Lost control during the reporting period
	SK Planet Japan, K. K.	Lost control during the reporting period

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

D.	Major Businesses

The Company’s businesses consist of (1) the wireless business including cellular voice, wireless data and wireless Internet services, (2) the fixed-line business including fixed-line telephone, high-speed Internet, and data and network lease services, and (3) other businesses including commercial retail data broadcasting channel services, among others.

2

Set forth below is a summary description of each of the Company’s businesses.

Classification	Material entities	Description of business	Proportion of revenue
Wireless business	SK Telecom Co., Ltd.	Mobile telephone, wireless data, information and communications services, etc.	75%
	PS&Marketing Co., Ltd.
	Service Ace Co., Ltd.
	SK O&S Co., Ltd.

Fixed-line business	SK Broadband Co., Ltd.	Telephone, high-speed Internet, data, communications network leasing services, etc.	22%
	SK Telink Co., Ltd.
	Home & Service Co., Ltd.

Other businesses	SK stoa Co., Ltd., etc.	Operation of commercial retail data broadcasting channel services, etc.	3%

Total			100%

The total number of the Company’s consolidated subsidiaries as of December 31, 2023 was 25, including SK Broadband Co., Ltd. (“SK Broadband”) and PS&Marketing Co., Ltd. (“PS&Marketing”), among others.

3

E.	Credit Ratings

(1)	Corporate bonds and other long-term securities

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
January 4, 2021	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
January 4, 2021	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
June 15, 2021	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
June 16, 2021	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
June 25, 2021	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
October 14, 2021	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
October 15, 2021	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
October 15, 2021	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
March 30, 2022	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
March 30, 2022	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
March 30, 2022	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
March 30, 2022	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
March 30, 2022	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
June 15, 2022	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
July 28, 2022	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
July 28, 2022	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
July 29, 2022	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
December 1, 2022	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
December 2, 2022	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
December 2, 2022	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 7, 2023	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 7, 2023	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
February 7, 2023	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
March 30, 2023	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
March 30, 2023	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
March 31, 2023	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
March 31, 2023	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
March 31, 2023	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
March 31, 2023	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
May 22, 2023	Hybrid securities	AA+ (Stable)	Korea Ratings	Current rating
May 22, 2023	Hybrid securities	AA+ (Stable)	Korea Investors Service, Inc.	Current rating
May 22, 2023	Hybrid securities	AA+ (Stable)	NICE Investors Service, Co., Ltd.	Current rating
May 22, 2023	Hybrid securities	AA+ (Stable)	Korea Ratings	Current rating
May 22, 2023	Hybrid securities	AA+ (Stable)	Korea Investors Service, Inc.	Current rating
May 22, 2023	Hybrid securities	AA+ (Stable)	NICE Investors Service, Co., Ltd.	Current rating
October 4, 2023	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
October 5, 2023	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
October 5, 2023	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 7, 2024	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 7, 2024	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
February 7, 2024	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating

*

Rating definition: “AAA” – The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

**	Rating definition: “AA” – The certainty of principal and interest payment is very high with very low investment risk, but has slightly inferior factors compared to securities that are rated “AAA.”
***	From ratings “AA” to “B,” “+” and “-” signs are attached depending on the relative superiority within the grade.

4

(2)	Commercial paper (“CP”) and short-term bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 15, 2021	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 15, 2021	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
June 16, 2021	CP	A1	Korea Investors Service, Inc.	Current rating
June 16, 2021	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
June 25, 2021	CP	A1	Korea Ratings	Current rating
June 25, 2021	Short-term bond	A1	Korea Ratings	Current rating
October 14, 2021	CP	A1	Korea Investors Service, Inc.	Regular rating
October 14, 2021	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
October 15, 2021	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
October 15, 2021	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
October 15, 2021	CP	A1	Korea Ratings	Regular rating
October 15, 2021	Short-term bond	A1	Korea Ratings	Regular rating
November 3, 2021	CP	A1	Korea Investors Service, Inc.	Rating update
November 3, 2021	Short-term bond	A1	Korea Investors Service, Inc.	Rating update
June 15, 2022	CP	A1	Korea Investors Service, Inc.	Current rating
June 15, 2022	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
June 20, 2022	CP	A1	Korea Ratings	Current rating
June 20, 2022	Short-term bond	A1	Korea Ratings	Current rating
June 21, 2022	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 21, 2022	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
December 2, 2022	CP	A1	Korea Ratings	Regular rating
December 2, 2022	Short-term bond	A1	Korea Ratings	Regular rating
December 2, 2022	CP	A1	Korea Investors Service, Inc.	Regular rating
December 2, 2022	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
December 2, 2022	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
December 2, 2022	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
January 2, 2023	Short-term bond	A1	Korea Investors Service, Inc.	Rating update
January 3, 2023	Short-term bond	A1	NICE Investors Service Co., Ltd.	Rating update
May 22, 2023	CP	A1	NICE Investors Service Co., Ltd.	Current rating
May 22, 2023	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
May 22, 2023	Short-term bond	A1	Korea Ratings	Current rating
May 22, 2023	CP	A1	Korea Ratings	Current rating
May 22, 2023	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
May 22, 2023	CP	A1	Korea Investors Service, Inc.	Current rating
September 27, 2023	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
September 27, 2023	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
October 4, 2023	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
October 4, 2023	CP	A1	Korea Investors Service, Inc.	Regular rating
October 13, 2023	Short-term bond	A1	Korea Ratings	Regular rating
October 13, 2023	CP	A1	Korea Ratings	Regular rating

*

Rating definition: “A1” – Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating agency	Rating type
March 4, 2021	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
March 30, 2021	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
June 16, 2021	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Regular rating
December 8, 2021	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
February 25, 2022	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
December 2, 2022	Bonds denominated in foreign currency	A- (Positive)	Fitch Ratings	Regular rating
February 23, 2023	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
August 28, 2023	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Regular rating
November 28, 2023	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating

5

(4)	Listing (registration or designation) of Company’s shares and special listing status

Listing (registration or designation) of stock	Date of listing (registration or designation)	Special listing
KOSPI Market of Korea Exchange	November 7, 1989	Not applicable

2. Company History

March 1984: Establishment of Korea Mobile Telecommunications Co., Ltd.

November 1989: Listing on the KOSPI Market of the Korea Exchange

March 1997: Change of name to SK Telecom Co., Ltd.

March 2008: Acquisition of Hanaro Telecom (the predecessor entity of SK Broadband)

May 2018: Acquisition of ADT CAPS Co., Ltd. (“Former ADT CAPS”) through the acquisition of shares of Siren Holdings Korea Co., Ltd.

December 2018: Comprehensive exchange of shares of SK Infosec Co., Ltd. (“SK Infosec”)

April 2020: Merger of SK Broadband and Tbroad

December 2020: Spin-off of T map Mobility Co., Ltd. (“T Map Mobility”)

March 2021: Merger of SK Infosec and Former ADT CAPS

November 2021: Spin-off of SK Square Co., Ltd. (“SK Square”) from SK Telecom (the “Spin-off”)

A.	Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongno-gu, Seoul (December 20, 1999)

•	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

Date of change	Shareholder meeting classification	Appointment		Term Termination or Dismissal
		Newly appointed	Re-elected
March 26, 2019	General Meeting of Shareholders	Seok-Dong Kim	—	Dae Sik Oh
March 26, 2020	General Meeting of Shareholders	Yong-Hak Kim, Junmo Kim	Jung Ho Park, Dae Sik Cho, Jung Ho Ahn	Jae Hoon Lee, Jae Hyeon Ahn
March 25, 2021	General Meeting of Shareholders	—	Young Sang Ryu, Youngmin Yoon	—
August 25, 2021	—	—	—	Dae Sik Cho
October 12, 2021	Extraordinary Meeting of Shareholders	Kyu-Nam Choi	—	—
November 1, 2021	—	Young Sang Ryu	—	Jung Ho Park
March 25, 2022	General Meeting of Shareholders	Jong Ryeol Kang	Seok-Dong Kim	—
March 28, 2023	General Meeting of Shareholders	Haeyun Oh	Yong-Hak Kim, Junmo Kim	Jung Ho Ahn
*

At the 39th General Meeting of Shareholders held on March 28, 2023, Haeyun Oh was newly elected as independent director and audit committee member, Yong-Hak Kim was re-elected as independent director and audit committee member, and Junmo Kim was re-elected as independent director.

**

The appointments of inside director, non-executive director and independent directors are expected to be decided at the 40th General Meeting of Shareholders, which is scheduled to be held after the date of original submission of this business report.

6

C.	Change in Company Name

On March 28, 2019, in accordance with a resolution at its general meeting of shareholders, Iriver Ltd. (“Iriver”) changed its name to Dreamus Company, which has been eliminated from the Company’s consolidation scope following the Spin-off.

On April 17, 2019, Network O&S Co., Ltd. changed its name to SK O&S Co., Ltd. (“SK O&S”) pursuant to a resolution at its extraordinary meeting of shareholders.

On March 4, 2021, SK Infosec merged Former ADT CAPS with and into itself and changed its name to ADT CAPS Co., Ltd. (“ADT CAPS”) after the date of the merger. As of October 26, 2021, ADT CAPS changed its name to SK shieldus Co., Ltd., which has subsequently been eliminated from the Company’s consolidation scope following the Spin-off.

D.	Mergers, Acquisitions and Restructuring

[SK Telecom]

(1) Acquisition of shares of SK Stoa

On April 25, 2019, the Company’s board of directors (the “Board of Directors”) resolved to acquire the 100% equity interest in SK Stoa owned by SK Broadband, a subsidiary of the Company, in order to expand its T-commerce business and maximize synergies with other information and communications technology (“ICT”) businesses of the Company. On January 3, 2020, the Company acquired 3,631,355 shares of SK Stoa after obtaining governmental approvals.

(2) Acquisition of shares of Tbroad Nowon Broadcasting Co., Ltd. (“Tbroad Nowon”)

On April 26, 2019, the Board of Directors resolved to acquire shares of Tbroad Nowon to enhance the Company’s competitiveness in the media business pursuant to a share purchase agreement with Tbroad Nowon’s largest shareholder, Tbroad. The Company acquired a 55.00% equity interest, or 627,000 shares, of Tbroad Nowon at a purchase price of Won 10.4 billion. See the report on “Amendment Regarding Decision on Acquisition of Tbroad Nowon” filed by the Company on January 23, 2020 for more information.

(3) Disposal of shares of Shopkick Management Company (“SMC”) and Shopkick, Inc. (“Shopkick”)

On June 11, 2019, SKP America, LLC, a subsidiary of the Company, disposed of its 100% equity interest in SMC and SMC’s wholly-owned subsidiary Shopkick.

(4) Acquisition of shares of Incross Co., Ltd. (“Incross”)

On June 28, 2019, the Company acquired 2,786,455 shares of Incross in order to strengthen its digital advertising business. The Company’s equity interest in Incross following the acquisition is 34.6%. See the report on “Decision on Acquisition of Shares of Incross” filed by the Company on April 11, 2019, as amended on June 3, 2019 for more information.

(5) Capital increase of Content Alliance Platform Inc. (“Content Alliance Platform”)

On September 18, 2019, the Company participated in a capital increase by Content Alliance Platform in the amount of Won 90 billion through third-party allotment in order to provide innovative media services and contents to customers and to enhance its competitiveness as a differentiated mobile OTT platform. See the report on “Participation in Capital Increase by Content Alliance Platform” filed by the Company on April 5, 2019, as amended on June 28, 2019.

(6) Acquisition of newly-issued shares of Kakao Corp. (“Kakao”)

In order to pursue a strategic alliance with Kakao, the Company acquired newly-issued common shares of Kakao in the aggregate amount of approximately Won 300 billion through third-party allotment on November 5, 2019. Kakao acquired treasury shares of the Company. See the report on “Results of Disposal of Treasury Shares” filed by the Company on November 5, 2019 for more information.

(7) Spin-off of T Map Mobility

In order to strengthen the business expertise and enhance the efficiency of the Company’s mobility business, the Company engaged in a vertical spin-off of such business into T Map Mobility. The spin-off was a simple vertical spin-off, whereby the shareholder ownership composition remained the same, and it had no effect on the Company’s consolidated financial statements. The spin-off registration date was December 30, 2020.

*	See the report on “Decision to Spin Off Mobility Business” filed by the Company on October 16, 2020, for more information.

7

(8) Spin-off of SK Square

The Company engaged in the Spin-off, comprising a horizontal spin-off of its business of managing the equity interests in certain investees engaged in, among other things, semiconductor and new ICT businesses and making new investments into a newly established company, SK Square. The Spin-off was conducted in order to (i) strengthen the competitiveness of, and concentrate capabilities relating to, the spun-off investments, (ii) increase the transparency of corporate governance and management stability and (iii) efficiently allocate management resources through changes in the corporate governance structure of the Company and SK Square, thereby facilitating appropriate market valuation and ultimately enhancing the corporate and shareholder values of the Company and SK Square. The Spin-off registration date was November 2, 2021.

*	See the report on “Decision on Spin-Off” filed by the Company on June 10, 2021, for more information.

(9) Transfer of artificial intelligence (“AI”) semiconductor business

On December 21, 2021, the Board of Directors resolved to approve an agreement for the transfer of the Company’s AI semiconductor business to facilitate the commercialization of the Company’s AI semiconductor technology and to improve management efficiency. The transfer was completed on January 4, 2022.

*	See the report on “Decision on Business Transfer” filed by the Company on December 22, 2021, for more information.

[SK Broadband]

(1) Transfer of business

On April 5, 2019, SK Broadband’s board of directors resolved to approve an agreement for the transfer of its OTT service, oksusu, to Content Alliance Platform (POOQ), a joint venture among KBS, MBC and SBS. The transaction was completed on September 18, 2019.

(2) Transfer of subsidiary shares

On April 24, 2019, SK Broadband’s board of directors approved the transfer of its 100% equity interest (3,631,355 shares) in SK Stoa, a subsidiary of SK Broadband, to SK Telecom. On December 30, 2019, the Ministry of Science and ICT (“MSIT”) approved the change in the largest capital contributor, and the transaction was completed on January 3, 2020.

(3) Merger of Tbroad, Tbroad Dongdaemun Broadcasting Co., Ltd. (“Tbroad Dongdaemun”) and Korea Digital Cable Media Center (“KDMC”) with and into SK Broadband (the “Tbroad Merger”)

On April 26, 2019, SK Broadband’s board of directors resolved to enter into a merger agreement pursuant to which Tbroad, Tbroad Dongdaemun and KDMC merged with and into SK Broadband. On January 23, 2020, the parties entered into an amendment to the merger agreement due to changes in the merger timeline, and on March 26, 2020, the entry into the merger agreement was approved as proposed at the extraordinary general meeting of shareholders. The Tbroad Merger was completed as of April 30, 2020.

(4) Transfer of business

On July 30, 2020, SK Broadband’s board of directors resolved to approve a certain mobile virtual network operator (“MVNO”) Business Transfer Agreement in connection with the sale of its MVNO business to Korea Cable Telecom Co., Ltd. The sale was a follow-up measure to, and a condition to MSIT’s approval of, the Tbroad Merger, and was carried out pursuant to the terms of the merger agreement for the Tbroad Merger. The transfer was completed on August 31, 2020.

(5) Acquisition of business

On December 4, 2020, SK Broadband entered into a certain business transfer agreement to acquire the business-to-business (“B2B”) business of SK Telink Co., Ltd. (“SK Telink”) with the purpose of strengthening the market competitiveness of the B2B business through a reorganization of such business within the wider ICT business of the SK Group. The transfer was completed on March 31, 2021.

(6) Establishment of a subsidiary and acquisition of shares

On January 5, 2021, SK Broadband established Media S Co., Ltd., a subsidiary engaged in the production and supply of broadcasting programs, through a capital contribution of Won 23.0 billion (representing a 100% equity interest), and the subsidiary was added as a member of the SK Group as of March 2, 2021. On June 22, 2022, SK Broadband acquired 5,000,000 additional shares of Media S Co., Ltd. for Won 25 billion through a capital increase by allocation to shareholders.

(7) Merger

On March 30, 2022, SK Broadband’s board of directors approved the merger contract with Broadband Nowon Broadcasting Co., Ltd., as originally proposed. On October 5, 2022, the merger was completed.

(8) Transfer of business

On December 27, 2023, the board of directors and the shareholders of Home & Service Co., Ltd. (“Home & Service”), a subsidiary of SK Broadband, resolved to transfer Home & Service’s electric vehicle standard-charge business.

8

[SK Telink]

(1) Change in location of headquarters

As of April 20, 2020, SK Telink changed the location of its headquarters to 144 Mapo T-town, Mapo-daero, Mapo-gu, Seoul pursuant to a resolution of its board of directors on April 16, 2020.

(2) Transfer of access ID business

On May 22, 2020, the board of directors of SK Telink resolved to transfer its access ID business and related assets to Former ADT CAPS, a related party, for Won 0.4 billion, effective as of May 31, 2020.

(3) Transfer of device business

On May 22, 2020, the board of directors of SK Telink resolved to transfer its device business and related assets to SK Networks Co., Ltd., a related party, for Won 4.4 billion, effective as of July 1, 2020. As such transfer qualified as a simplified business transfer, the board resolution served as requisite approval in lieu of approval by the general meeting of shareholders.

(4) Transfer of B2B business

On December 2, 2020, SK Telink held an extraordinary general meeting of shareholders, which resolved to transfer its B2B business and related assets to its affiliated company, SK Broadband. The transfer was completed on March 31, 2021, and the value of the transfer was Won 20.3 billion.

[PS&Marketing]

(1) Acquisition of shares of SK m&service Co., Ltd. (“SK M&Service”)

PS&Marketing acquired 3,099,112 shares of SK M&Service (representing a 100% equity interest) to strengthen its competitiveness in distribution and promote synergies within the ICT businesses of SK Telecom and its affiliates. The transaction was completed on February 9, 2022.

3. Total Number of Shares

A.	Total Number of Shares

(As of December 31, 2023)	(Unit: in shares)
Classification	Share type			Remarks
	Common shares	Preferred shares	Total
I. Total number of authorized shares	670,000,000	—	670,000,000	—
II. Total number of shares issued to date	304,927,159	—	304,927,159	—
III. Total number of shares retired to date	86,094,015	—	86,094,015	—
a. reduction of capital	—	—	—	—
b. retirement with profit	86,094,015	—	86,094,015	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of issued shares (II-III)	218,833,144	—	218,833,144	—
V. Number of treasury shares	6,133,414	—	6,133,414	—
VI. Number of outstanding shares (IV-V)	212,699,730	—	212,699,730	—

*

Following the stock split of October 28, 2021 (the “Stock Split”) and the split-off of November 1, 2021, the total number of issued shares changed from 72,060,143 shares (par value of Won 500 per share) to 218,833,144 shares (par value of Won 100 per share).

**	Number of treasury shares includes 54,032 treasury shares acquired relating to fractional shares from the Spin-off.

9

B.	Treasury Shares

(As of December 31, 2023)			(Unit: in shares)
Acquisition methods			Type of shares	At the beginning of period	Changes			At the end of period
					Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea	Direct acquisition	Direct acquisition from market	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Direct over-the-counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total (a)	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	5,773,410	—	—	5,773,410
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	801,091	—	441,087	—	360,004
			Preferred shares	—	—	—	—	—
		Sub-total (b)	Common shares	801,091	5,773,410	441,087	—	6,133,414
			Preferred shares	—	—	—	—	—
Other acquisition (c)			Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Total (a+b+c)			Common shares	801,091	5,773,410	441,087	—	6,133,414
			Preferred shares	—	—	—	—	—

*	On February 9, 2023, the Company disposed 324,580 treasury shares for bonus payment purposes.
**	On February 27, 2023, the Company disposed 109,508 treasury shares for bonus payment purposes.
***	On April 21, 2023, the Company disposed 6,999 treasury shares for bonus payment purposes.
****

In 2023, the Company repurchased 5,773,410 treasury shares pursuant to a trust agreement dated July 27, 2023 (the “Trust Agreement”) which allowed for the repurchase of treasury shares of up to Won 300 billion.

4. Status of Direct Acquisitions and Disposal of Treasury Shares

(As of December 31, 2023)	(Unit: in shares and percentages)
Classification	Expected Acquisition (Disposal) Period		Expected Number of Shares (A)	Executed Number of Shares (B)	Execution Ratio (B/A)	Reporting Date
	Start Date	End Date
Direct Disposal	Feb. 3, 2021	Feb. 3, 2021	604,950	604,950	100%	Feb. 8, 2021
Direct Disposal	Jun. 21, 2021	Jun. 21, 2021	2,500	2,500	100	Jun. 22, 2021
Direct Disposal	Oct. 25, 2021	Dec. 16, 2021	2,526,553	2,526,553	100	Dec. 20, 2021
Direct Disposal	Jan. 24, 2022	Jan. 24, 2022	413,080	413,080	100	Jan. 27, 2022
Direct Disposal	Feb. 25, 2022	Feb. 25, 2022	7,598	7,598	100	Feb. 28, 2022
Direct Disposal	May 2, 2022	May 2, 2022	5,984	5,984	100	May 17, 2022
Direct Disposal	May 13, 2022	May 13, 2022	23,239	23,239	100	May 17, 2022
Direct Disposal	Feb. 9, 2023	Feb. 9, 2023	324,580	324,580	100	Feb. 13, 2023
Direct Disposal	Feb. 27, 2023	Feb. 27, 2023	109,508	109,508	100	Mar. 2, 2023
Direct Disposal	Apr. 21, 2023	Apr. 21, 2023	6,999	6,999	100	Apr. 24, 2023

*	The expected number of shares and executed number of shares reflect the effect of the Stock Split, where applicable.

10

5. Status of Trust Agreement on Repurchase of Treasury Shares

(As of December 31, 2023)	(Unit: in Won, percentages and number of instances)
	Agreement Period		Maximum Value of Treasury Shares to be Acquired under Agreement (A)		Actual Value of Treasury Shares Acquired under Agreement (B)		Execution Ratio (B/A)	Change of Sales Direction		Reporting Date
Classification	Start Date	End Date						Number of Instances	Date
Trust Agreement Execution	Aug. 28, 2020	Apr. 30, 2021	~~W~~	500,000,000,000	~~W~~	499,646,025,000	99.93%	0	—	Apr. 30, 2021
Trust Agreement Execution	Jul. 27, 2023	Jan. 26, 2024	~~W~~	300,000,000,000	~~W~~	285,486,911,850	95.16%	0	—	Jan. 26, 2024

*

The Company completed the repurchase of treasury shares pursuant to the Trust Agreement and reported the results of the termination of the Trust Agreement on January 26, 2024. The above value (B) reflects the acquisition cost of treasury shares as of December 31, 2023.

6. Matters Concerning Articles of Incorporation

Date of Revision	General Meeting of Shareholders	Key Revisions	Reason for Revisions
March 25, 2021	37th General Meeting of Shareholders	Corporate governance charter, term of office of independent directors, dividends, etc.	To provide basis for adopting a corporate governance charter and quarterly dividends in the Articles of Incorporation and to reflect applicable amendments to the Korean Commercial Code

October 12, 2021	1st Extraordinary General Meeting of Shareholders	Total number of authorized shares, par value per share	Stock Split from par value of Won 500 per share to par value of Won 100 per share

March 25, 2022	38th General Meeting of Shareholders	The Company’s areas of business	To reflect the Company’s pursuit of new businesses including data and medical equipment businesses

11

II.	BUSINESS

1. Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The Company’s business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high-speed Internet, data and network lease services, among others and (3) other businesses consisting of commercial retail data broadcasting channel business, among others.

Set forth below is a summary description of the business of each of the Company’s material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks

	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels

	SK O&S Co., Ltd.	Maintenance of switching stations

	Service Ace Co., Ltd.	Management and operation of customer centers

	Service Top Co., Ltd.	Management and operation of customer centers

Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management services including video-on-demand services

	Home & Service Co., Ltd.	System maintenance of high-speed Internet, Internet protocol TV (“IPTV”) and fixed-line services

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services and MVNO business

Other business	SK stoa Co., Ltd.	Operation of commercial retail data broadcasting channel services

	Atlas Investment	Investments

	SK Telecom Innovation Fund, L.P.	Investments

	SK m&service Co., Ltd.	Database and online information services

	SAPEON Inc.	Manufacture of non-memory and other electronic integrated circuits

[Wireless Business]

A.	Overview

Wireless telecommunications companies provide services based on competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. The Company continues to maintain its reputation as the unparalleled premium network operator in the 3G, 4G and 5G markets on the basis of its technological leadership and network management technology. With the world’s first commercialization of 5G technology in 2019, the Company continues to maintain its position as the top network operator in the 5G era and strives to provide differentiated services to its customers.

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunications convergence products through its subsidiary, PS&Marketing. PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development. Through its subsidiaries Service Ace Co., Ltd. (“Service Ace”) and Service Top Co., Ltd., the Company operates customer service centers and provides telemarketing services. Additionally, SK O&S, the Company’s subsidiary responsible for the operation of the Company’s networks, provides customers with quality network services and provides the Company with technological know-how in network operations.

The Company has been maintaining solid profitability based on the stable sales generated from its 5G subscribers, together with efficient investments in, and operation of, its wireless networks and stabilization of market competition. In addition, the Company has been promoting growth in its enterprise business by developing various AI-related business items, including AI contact centers, vision AI and big data, while continuing efforts to increase demand for the Company’s IoT lines.

12

The Company seeks to procure additional offerings of attractive products for “T Universe,” the Company’s subscription business, which has solidified its position as a leading subscription service in Korea through diverse partnerships with domestic and international businesses, and to promote its continued substantial growth by transforming T Universe into an AI-based commerce subscription platform.

“A. (Adot),” the Company’s Korean language GPT-3 based service, has resonated with the market by introducing call recording and summarization features, and it continues to innovate customers’ communication experience, including by introducing real-time interpretation service during calls.

“Ifland,” driven by the popularity of “Ifhome,” has been experiencing notable growth in the global market, including in India. In addition, the introduction of an economic system has contributed to enhancing the vitality of the platform, including through an increase in the time spent by users on Ifland.

B.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless and leased line services, as well as sales intermediary services relating thereto and value-added services) and broadcasting and telecommunications convergence services (including IPTV and integrated fixed-line and mobile telecommunications services). Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others).

The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including the size of the population that uses telecommunications services and telecommunications expenditures per capita. While it is possible for Korean telecommunications service providers to provide services abroad through acquisitions or otherwise, foreign telecommunications services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunications services.

C.	Growth Potential

The Korean mobile communications market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced smartphones which enable the provision of new ICT services for advanced multimedia contents, mobile commerce, mobility and other related services. In addition, the ultra-low latency and high capacity characteristics of 5G networks as well as the advancement of AI are expected to accelerate the introduction of new services and the growth of IoT-based B2B businesses.

		(Unit: in 1,000 persons)
Classification		As of December 31,
		2023	2022	2021
Number of subscribers	SK Telecom	31,276	30,452	29,696
	Others (KT, LG U+)	35,643	32,676	31,869
	MVNO	15,851	12,829	10,355
	Total	82,770	75,957	71,920

*	Source: Wireless telecommunications service data from the MSIT as of December 31, 2023.

13

D.	Domestic and Overseas Market Conditions

The Korean mobile communications market includes the entire population of Korea with mobile communications service needs, and almost every Korean is considered a potential user. Sales revenue related to data services has been growing due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance of the B2B segment, which creates added value by selling and developing various solutions. The telecommunications industry is a regulated industry requiring license and approval from the MSIT.

In the wireless business, industry players compete on the basis of the following three main competitive elements:

(i) brand competitiveness, which refers to the overall sense of recognition and loyalty experienced by customers with respect to services and values provided by a company, including the images created by a company’s comprehensive activities and communications on top of the actual services rendered;

(ii) product and service competitiveness, which refers to the fundamental criteria for wireless telecommunications services, including voice quality, service coverage, broad ranges of rate plans, diversified mobile Internet services, price and quality of devices, and customer service quality, as well as the ability to develop new services that meet customer needs in a market environment defined by convergence; and

(iii) sales competitiveness, which refers to novel and diversified marketing methods and the strength of the distribution network.

Set forth below is the historical market share of the Company (excluding MVNO subscribers).

	(Unit: in percentages)
Classification	As of December 31,
	2023	2022	2021
Mobile communications services	46.7	48.2	48.2

*	Source: Wireless telecommunications service data from the MSIT as of December 31, 2023.

E.	Competitive Strengths

In 2021, the Company successfully completed the Spin-off in order to maximize shareholder value. In the same year, the Company also unveiled its “SKT 2.0” vision to pursue the maximization of its overall enterprise value centered around five major business areas. In November 2022, the Company announced its differentiated “AI Company” vision to further organize and clarify the direction of SKT 2.0 and combine AI with connectivity technologies based on its main telecommunications business. In September 2023, as part of the Company’s effort to transform into a “global AI company,” the Company announced its new “AI Pyramid” strategy, which aims to bring innovation across various industrial and lifestyle areas centered around three key aspects. The AI Pyramid strategy is in the form of a pyramid and integrates a “self-reinforcement model,” which seeks to strengthen the Company’s relationship with its customers through advances in the Company’s AI technology and the creation of AI services, with a “cooperation model,” which focuses on AI-related alliances. Through these initiatives, the Company is striving to transform into a global AI company.

For the year ended December 31, 2023, the Company recorded Won 17.6 trillion in operating revenue and Won 1.75 trillion in operating profit on a consolidated basis. The increased competitiveness of telecommunications services and the rapid progress in new growth businesses such as B2B have enabled the Company to continue to improve its operating results.

SK Telink, a consolidated subsidiary of the Company, operates its MVNO service, “SK 7Mobile,” which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers including foreign workers, middle-aged adults and students.

SK O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers. In addition, Service Ace is developing its competence as a marketing company while providing top-quality customer service.

14

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunications products that address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

[Fixed-line Business]

A.	Overview

For the year ended December 31, 2023, SK Broadband recorded Won 4.27 trillion in revenue on a consolidated basis, which represented a 2.9% increase from Won 4.16 trillion for the year ended December 31, 2022. Such increase was primarily attributable to the growth of SK Broadband’s media business resulting from an increase in the number of subscribers and the growth of its B2B business primarily focused on new data centers.

SK Broadband’s business is divided into the media business segment, which provides IPTV and cable TV services, and the fixed-line business segment, which provides high-speed Internet, telecommunications, leased lines and data center services.

For the year ended December 31, 2023, the media business segment recorded Won 1.91 trillion in revenue, which represented a 1.2% increase compared to the year ended December 31, 2022. For the year ended December 31, 2023, the fixed-line business segment recorded Won 2.37 trillion in revenue, which represented a 4.2% increase compared to the year ended December 31, 2022.

B.	Industry Characteristics

The domestic telecommunications service industry displays the typical characteristics of a domestic industry given that its coverage area is limited to Korea. As a result, the size of the industry is greatly affected by the domestic economic factors including the domestic user population and the level of telecommunications service expenditures in light of the domestic income level. Domestic telecommunications companies may expand overseas through acquisitions or direct expansion, but the overseas telecommunications service industries are subject to inherently different industry characteristics from the domestic one, depending on the regulatory and demand characteristics of each country.

The broadcasting business involves the planning, programming or production of broadcasting programs and transmission to viewers through telecommunications facilities. The broadcasting market can be categorized into terrestrial broadcasting, fixed-line TV broadcasting, satellite broadcasting and programming-providing businesses, in each case pursuant to the Broadcasting Act, as well as Internet multimedia broadcasting business pursuant to the Internet Multimedia Broadcast Services Act. The Company engages in the fixed-line TV broadcasting business, which is defined as the business of managing and operating fixed-line TV broadcasting stations (including their facilities and employees for the purpose of providing multi-channel broadcasting) and providing broadcasts through transmission and line facilities. The Internet multimedia broadcasting refers to the broadcasting of programs through a combination of various contents including data, video, voice, sound and/or e-commerce, including real-time broadcasting, while guaranteeing a consistent service quality through a bidirectional Internet protocol using a broadband integrated information network.

As a result of the government’s direct and indirect control over the fixed-line telecommunications industry, ranging from service licensing to business activities, the industry’s overall growth potential and degree of competition are greatly affected by the government’s regulatory policies. The fixed-line telecommunications industry is also a technology-intensive industry that evolves rapidly and continuously through the development of communications technology and equipment, which requires proactive responses in meeting the needs of subscribers by developing new services and penetrating the market. Fixed-line telecommunications services have become universal and essential means of communication and act as the foundation for integration and convergence with various other services. The essential nature of such services provides stable demand, resulting in low sensitivity to economic conditions.

15

In addition, the Korean fixed-line services industry is marked by a high level of market concentration, as the government is highly selective in granting telecommunications business licenses. While the competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+, the intensity of competition is growing as digitalization of communication technologies and devices leads to the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications, and technology for faster data communications services is developed.

In the high-speed Internet services market, the demand for Giga Internet services has been continuing to increase due to the popularization of mobile and home IoT devices and the expansion of large media services including video streaming services.

In the paid broadcasting market, competition for content has been intensifying, at the center of which are large over-the-top operators with strength in exclusive content. Reflecting a rapid change in content consumption patterns and behaviors of viewers, the Company is preparing for new growth in the home platform domain by providing customized services using ICT convergence technologies such as AI and big data in addition to differentiated contents.

In the corporate business market, the Company expects to see growth in new business areas, following the emergence of new services powered by new technologies including AI and metaverse. The Company is continuing its efforts to generate stable returns by strengthening its competitiveness in the traditional fixed line-based business through expansion of core infrastructure including data centers and leased lines, for which market demand has been continually growing.

C.	Growth Potential

		(Unit: in persons)
Classification		As of December 31,
		2023	2022	2021
Fixed-line Subscribers	High-speed Internet	24,098,164	23,537,333	22,944,268
	Fixed-line telephone	10,973,838	11,621,413	12,211,954
	IPTV	20,814,402	20,203,451	19,346,812
	Cable TV	12,631,281	12,824,704	12,986,039

*	Source: MSIT website.
**

High-speed Internet and fixed-line telephone subscribers represent the number of subscribers as of December 31, 2023, while IPTV and cable TV subscribers represent the average number of subscribers in the first half of 2023.

D.	Cyclical Nature and Seasonality

High-speed Internet and fixed-line telephone services operate in mature markets that are comparatively less sensitive to cyclical economic changes as the services provided by different operators have become less differentiated. TV services have become necessities that provide broadcasting, and the market, which is subject to a subscriber-based business model, has little sensitivity to cyclical economic changes. Overall, the telecommunications services market is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunications services.

E.	Domestic and Overseas Market Conditions

Set forth below is the historical market share of the Company.

	(Unit: in percentages)
Classification	As of December 31,
	2023	2022	2021
High-speed Internet (including resales)	28.7	28.5	28.7
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”)	18.0	17.8	17.5
IPTV	31.6	30.9	30.6
Cable TV	22.3	22.2	22.2

*	Source: MSIT website.
**	With respect to Internet telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of IP phone subscribers.
***	Since April 2021, VoIP subscribers of SK Telink have been included in the total clients of the Company.
****

Market shares of High-speed Internet and Fixed-line telephone represent the market shares as of December 31, 2023 and market shares of IPTV and Cable TV represent the average market shares in the first half of 2023.

16

The Company is engaged in a number of business areas including high-speed Internet, home telephone, corporate business, IPTV and cable TV pursuant to the relevant communications regulations such as the Telecommunications Business Act, the Internet Multimedia Broadcast Services Act and the Broadcasting Act. In each of its principal business areas, the Company competes on the basis of price, service quality and speed. In the IPTV business, the ability to offer complex services and differentiated contents are becoming increasingly important. General telecommunications businesses operate in a licensed industry with a high barrier of entry, which is dominated by the Company, KT and LG U+.

[Other Businesses]

A.	Other businesses

The commercial retail data broadcasting channel business offers an interactive service that integrates television home shopping and data home shopping services. Such integrated service allows television viewers to organize various product categories on the television screen and select and purchase desired products using a television remote control or mobile device, unlike traditional home shopping services that only allowed for real-time purchase through the relevant broadcast.

In order to secure core competencies at an early stage and achieve differentiation, the Company has been actively searching for high-efficiency television channels while increasing the competitiveness of its content production capacity by building the Company’s own media center and adopting a media wall with the objective of transforming it into an eco-friendly digital studio. In addition to enhancing the convenience of shopping experience by offering various media content on its mobile live platform, the Company provides personalized digital television shopping services through “Stoa ON,” the industry’s first cloud-based television application service. Furthermore, the Company has been establishing itself as a leading shopping channel service provider by securing a diverse product portfolio and engaging in product development in areas ranging from fashion to health food.

Sapeon, an AI semiconductor company, launched “X330,” its next-generation inference AI chip. Sapeon has been in discussions with global server manufacturers regarding potential cooperation to expand the sales of X330, and it plans to cooperate with businesses relating to next-generation AI data centers.

2. Key Financial Data by Business Line

A.	Assets

	(Unit: in millions of Won and percentages)
Classification	As of December 31,
	2023		2022		2021
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	25,608,563	77%	27,078,021	79%	27,126,972	80%
Fixed-line	6,825,342	20%	6,588,076	19%	6,319,019	19%
Other	910,020	3%	762,028	2%	462,021	1%
Subtotal	33,343,925	100%	34,428,124	100%	33,908,011	100%
Consolidation Adjustment	(3,224,698)	—	(3,119,862)	—	(2,996,734)	—

Total	30,119,227	—	31,308,262	—	30,911,277	—

B.	Revenue

	(Unit: in millions of Won and percentages)
Classification	For the year ended December 31,
	2023		2022		2021
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	13,123,166	75%	12,942,316	75%	12,718,473	76%
Fixed-line	3,928,020	22%	3,812,989	22%	3,677,706	22%
Other	557,325	3%	549,668	3%	352,406	2%

Total	17,608,511	100%	17,304,973	100%	16,748,585	100%

17

C.	Operating Profit

	(Unit: in millions of Won and percentages)
Classification	For the year ended December 31,
	2023		2022		2021
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	1,463,934	84%	1,334,306	81%	1,123,147	78%
Fixed-line	329,072	19%	311,083	19%	294,070	21%
Other	(42,771)	(2)%	(2,102)	0%	14,550	1%
Subtotal	1,750,235	100%	1,643,287	100%	1,431,767	100%
Consolidation Adjustment	2,969	—	(31,216)	—	(44,605)	—

Total	1,753,204	—	1,612,070	—	1,387,162	—

3. Updates on Major Products and Services

	(Unit: in millions of Won and percentages)
Business				For the year ended December 31,
				2023		2022		2021
	Major Companies	Items	Major Trademarks	Consolidated Sales Amount	Ratio	Consolidated Sales Amount	Ratio	Consolidated Sales Amount	Ratio
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Service Ace Co., Ltd. SK O&S Co., Ltd. SK M&Service Co., Ltd.	Mobile communications service, wireless data service, ICT service	T, 5GX, T Plan and others	13,123,166	75%	12,942,316	75%	12,718,473	76%
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd. Home & Service Co., Ltd.	Fixed-line phone, high- speed Internet, data and network lease service	B tv, 00700 international call, 7mobile and others	3,928,020	22%	3,812,989	22%	3,677,706	22%
Other	SK stoa Co., Ltd.	Commercial retail data broadcasting channel services and others	Stoa ON	557,325	3%	549,668	3%	352,406	2%

Total				17,608,511	100%	17,304,973	100%	16,748,585	100%

4. Price Trends for Major Products

[Wireless Business]

As of December 31, 2023, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 (including value-added tax) and the usage fee was Won 1.98 per second. Among the 4G-based plans, the “T-Plan Safe 4G” provides 4 GB of data and unlimited voice calls at Won 50,000 per month (including value-added tax). Among the 5G-based plans, the “Basic” plan provides 8 GB of data and unlimited voice calls at Won 49,000 per month (including value-added tax).

On June 1, 2023, the Company newly launched the “5G 0 Youth” plan, which actively reflects the data usage patterns and lifestyle trends of the younger demographics. The Company plans to continue to introduce new services that reach out to different customer segments. The Company provides a variety of other subscription plans catering to subscriber demand, which may be reviewed on the Company’s website at www.tworld.co.kr.

18

[Fixed-line Business]

On May 15, 2023, SK Broadband newly launched the Internet Protocol Cable TV (“IP CATV”) product. Existing cable TV services were allowed to transmit broadcasting contents only through the radio frequency (“RF”) method. However, pursuant to recent amendments to the Broadcasting Act which recognize technology neutrality, cable TV services are now allowed to transmit broadcasting contents through non-RF methods, thereby allowing the Company to introduce the new IP CATV product.

Compared to the RF method, the Internet protocol method provides diverse and high-quality services on a more stable basis. The Company expects these factors will lead to greater customer satisfaction and competitiveness of its cable TV services products through improvement in broadcasting quality.

In order to cater to the diverse needs of the customers, the IP CATV product is offered through three plans. The “B tv pop 100” plan offers basic channels (109 channels), the “B tv pop 180” plan offers channels with high viewer ratings (184 channels) and the “B tv pop 230” plan offers all cable TV channels (231 channels). Based on a three-year contract, the plans cost Won 7,700, Won 11,000, and Won 13,200, respectively. As for the B tv pop 180 and B tv pop 230 plans, customers can receive an additional discount of Won 3,300 if they combine the plans with the broadband Internet service.

In addition, in October 2023, SK Broadband launched the “Cable Family Combination” plan which offers a discount when bundling cable Internet and wireless subscription plans. This plan is similar to its “Modern Family Combination” plan which bundles Internet and IPTV services, and provides enhanced benefits compared to the existing “Whole Family Cable” plan which bundles fixed-line and wireless services. Depending on the chosen cable Internet subscription product (cable optical local area network, cable Giga light and cable Giga), subscribers are eligible for a discount ranging between 20% and 30% of the three-year contract fee for cable Internet services. Subscribers are also eligible for a discount ranging between Won 3,500 for one wireless telephone line and Won 24,000 for five lines.

SK Broadband also provides a variety of other subscription plans based on consumer demand, which may be reviewed on SK Broadband’s website at www.skbroadband.com.

5. Investment Status

[Wireless Business]

A.	Investment in Progress

	(Unit: in billions of Won)
Purpose of investment	Subject of investment	Investment period	Expected investment amount	Amount already invested	Investment effect
Upgrade/ New installation	Network, systems and others	Year ended December 31, 2023	1,743	1,743	Upgrades to the existing services and expanded provision of network services including 5G

B. Future Investment Plan

Purpose of investment	Subject of investment	Expected investment for each year			Investment effect
		2024	2025	2026
Upgrade/ New installation	Network, systems and others	To be determined	To be determined	To be determined	Upgrades to the existing services and expanded provision of network services including 5G

19

[Fixed-line Business]

A.	Investment in Progress and Future Investment Plan

	(Unit: in billions of Won)
Purpose of investment	Subject of investment	Investment period	Amount already invested	Future investment	Investment effect
Coverage expansion, upgrade of media platform	Network, systems, Internet data center and others	Year ended December 31, 2023	999.5	To be determined	Securing subscriber network and equipment; quality and system improvement

6. Revenues

	(Unit: in millions of Won)
Business	Sales type	Item		For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Wireless	Services	Mobile communication, wireless data, information communication	Export	169,885	140,642	143,149
			Domestic	12,953,281	12,801,674	12,575,324
			Subtotal	13,123,166	12,942,316	12,718,473
Fixed-line	Services	Fixed-line, high-speed Internet, data, lease line service	Export	178,824	183,812	139,846
			Domestic	3,749,196	3,629,177	3,537,860
			Subtotal	3,928,020	3,812,989	3,677,706
Other	Services	Commercial retail data broadcasting channel services	Export	—	—	—
			Domestic	557,325	549,668	352,406
			Subtotal	557,325	549,668	352,406
Total			Export	348,709	324,454	251,502
			Domestic	17,259,802	16,980,519	16,497,083
			Total	17,608,511	17,304,973	16,748,585

	(Unit: in millions of Won)
For the year ended December 31, 2023	Wireless	Fixed-line	Other	Sub total	Consolidation adjustment	After consolidation
Total sales	14,664,180	5,095,704	603,493	20,363,377	(2,754,866)	17,608,511
Internal sales	1,541,014	1,167,684	46,168	2,754,866	(2,754,866)	—
External sales	13,123,166	3,928,020	557,325	17,608,511	—	17,608,511
Depreciation and amortization	2,743,448	971,628	24,390	3,739,466	(124,700)	3,614,766
Operating profit (loss)	1,463,934	329,072	(42,771)	1,750,235	2,969	1,753,204
Finance profit (loss)						(279,025)
Gain from investments in associates and joint ventures						10,928
Other non-operating profit (loss)						3,072
Profit before income tax						1,488,179

7. Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

20

Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2023 are as follows:

[SK Telecom]

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
July 20, 2007	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	Morgan Stanley and four other banks	July 20, 2007 – July 20, 2027
Mar. 4, 2020	Floating rate foreign currency denominated bonds	Foreign currency and interest rate risks	Cross currency interest rate swap	Citibank	Mar. 4, 2020 – June 4, 2025
June 28, 2023	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency interest rate swap	Citibank, Shinhan Bank, KDB, J.P. Morgan	June 28, 2023 – June 28, 2028

[SK Broadband]

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
June 28, 2023	Non-guaranteed foreign currency denominated bonds (face value of USD 300,000,000)	Foreign currency risk	Cross currency swap	Citibank, Shinhan Bank, KDB, J.P. Morgan	June 28, 2023 – June 28, 2028

8. Major Contracts

None.

9. R&D Investments

Set forth below are the Company’s R&D expenditures.

		(Unit: in millions of Won except percentages)
	Category	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021	Remarks
	Raw material	48	23	48	—
	Labor	140,790	113,297	122,445	—
	Depreciation	137,264	135,604	147,249	—
	Commissioned service	51,749	46,447	55,917	—
	Others	61,992	78,989	48,048	—
	Total R&D costs	391,843	374,360	373,707	—
	Government Subsidies	—	—	—	—
Accounting	Sales and administrative expenses	369,507	340,864	347,711	—
	Development expenses (Intangible assets)	22,334	33,495	25,996	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.23%	2.16%	2.23%	—

10. Other information relating to investment decisions

A.	Brand Management Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company operates an intranet system called “Comm.ON” in order to implement consistent communication with consumers across various areas including branding, design, marketing and public relations, and systematically manages the development, registration and licensing of brands through such system.

21

B.	Business-related Intellectual Property

[SK Telecom]

As of December 31, 2023, the registered patents and trademarks held by the Company included 3,256 Korean-registered patents, 1,709 foreign-registered patents and 730 Korean-registered trademarks. The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Broadband]

As of December 31, 2023, SK Broadband held 274 Korean-registered patents and 69 foreign-registered patents (including those held jointly with other companies). It also holds 312 Korean-registered trademarks. SK Broadband owns intellectual property rights to its proprietary graphic design of the alphabet “B” representing its brand. The designed alphabet “B” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

C.	Business-related Pollutants and Environmental Protection

[SK Telecom]

The Company does not directly engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used. Nevertheless, the Company clearly recognizes the severity of the climate crisis and has been diligently fulfilling its social obligations by establishing a systematic and practical environmental management strategy system. Under the vision of “realizing a sustainable future based on ICT” and to achieve Net Zero by 2050, the Company is making efforts to (1) preemptively respond to climate change, (2) improve its environmental management system and (3) create an eco-friendly green culture. To this end, the Company was one of the first information technology companies in Korea to join the RE100 (Renewable Electricity 100%) initiative and signed a green premium contract with Korea Electric Power Corporation. The Company has been implementing company-wide adoption of renewable energy through efforts such as installing solar power generation equipment in its office buildings and base stations. In addition, the Company leads in energy savings and environmental protections based on ICT technology, and recently became the first company in the telecommunications industry to obtain carbon emission rights by reducing greenhouse gas through integration of telecommunications equipment and technology upgrades.

[SK Broadband]

SK Broadband does not directly engage in any manufacturing processes that emit environmental pollutants, and more than 99% of its greenhouse gas emissions is indirect emissions from its use of external electricity. SK Broadband was selected as a business subject to allocation of emission permits as part of Korea’s greenhouse gas emissions trading scheme that commenced in 2015, and it actively fulfills its obligations and consistently achieves the targets set by the government.

In 2021, SK Broadband declared its goal to achieve Net Zero by 2045 in an effort to actively participate in the international community’s response to climate change. Prior to the declaration, SK Broadband had already subscribed to the RE100 initiative in 2020. Since 2021, SK Broadband has participated in Korea Electrical Power Corporation’s renewable energy power purchase program, “Green Premium,” to purchase renewable energy and has installed additional solar power generation facilities to increase the self-production and use of renewable energy.

22

III.	FINANCIAL INFORMATION

1. Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of December 31, 2023, 2022 and 2021 and for the years ended December 31, 2023, 2022 and 2021. The Company’s consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won except number of companies)
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
Assets
Current Assets	6,585,602	7,219,196	6,352,665
• Cash and Cash Equivalents	1,454,978	1,882,291	872,731
• Accounts Receivable – Trade, net	1,978,532	1,970,611	1,913,511
• Accounts Receivable – Other, net	344,350	479,781	548,362
• Others	2,807,742	2,886,513	3,018,061
Non-Current Assets	23,533,625	24,089,066	24,558,612
• Long-Term Investment Securities	1,679,384	1,410,736	1,715,078
• Investments in Associates and Joint Ventures	1,915,012	1,889,289	2,197,351
• Property and Equipment, net	13,006,196	13,322,492	12,871,259
• Goodwill	2,075,009	2,075,009	2,072,493
• Intangible Assets, net	2,861,137	3,324,910	3,869,769
• Others	1,996,887	2,066,630	1,832,662
Total Assets	30,119,227	31,308,262	30,911,277
Liabilities
Current Liabilities	6,993,980	8,046,541	6,960,435
Non-Current Liabilities	10,896,848	11,106,525	11,615,704
Total Liabilities	17,890,828	19,153,066	18,576,139
Equity
Equity Attributable to Owners of the Parent Company	11,389,046	11,318,320	11,579,346
Share Capital	30,493	30,493	30,493
Capital Surplus (Deficit) and Other Capital Adjustments	(11,828,644)	(11,567,117)	(11,623,726)
Retained Earnings	22,799,981	22,463,711	22,437,341
Reserves	387,216	391,233	735,238
Non-controlling Interests	839,353	836,876	755,792
Total Equity	12,228,399	12,155,196	12,335,138
Total Liabilities and Equity	30,119,227	31,308,262	30,911,277

	(Unit: in millions of Won except per share data and number of consolidated subsidiaries)
	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Operating Revenue	17,608,511	17,304,973	16,748,585
Operating Profit	1,753,204	1,612,070	1,387,162
Profit Before Income Tax	1,488,179	1,236,152	1,718,191
Profit from Continued Operations	1,145,937	947,831	1,271,395
Profit from Discontinued Operations	—	—	1,147,594
Profit for the Period	1,145,937	947,831	2,418,989
Profit for the Period Attributable to Owners of the Parent Company	1,093,611	912,400	2,407,523
Profit for the Period Attributable to Non-controlling Interests	52,326	35,431	11,466
Basic Earnings Per Share (Won)	4,954	4,118	7,191
Diluted Earnings Per Share (Won)	4,950	4,116	7,187
Total Number of Consolidated Subsidiaries	25	25	23

23

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of December 31, 2023, 2022 and 2021 and for the years ended December 31, 2023, 2022 and 2021. The Company’s separate financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won)
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
Assets
Current Assets	4,703,844	5,498,460	4,681,493
• Cash and Cash Equivalents	631,066	1,217,504	158,823
• Accounts Receivable – Trade, net	1,495,617	1,425,695	1,514,260
• Accounts Receivable – Other, net	343,036	435,096	520,956
• Others	2,234,125	2,420,165	2,487,454
Non-Current Assets	20,292,088	20,933,661	21,707,572
• Long-Term Investment Securities	1,426,290	1,155,188	1,476,361
• Investments in Subsidiaries and Associates	4,670,568	4,621,807	4,841,139
• Property and Equipment, net	9,076,459	9,519,663	9,318,408
• Goodwill	1,306,236	1,306,236	1,306,236
• Intangible Assets, net	2,250,829	2,693,400	3,203,330
• Others	1,561,706	1,637,367	1,562,098
Total Assets	24,995,932	26,432,121	26,389,065
Liabilities
Current Liabilities	5,505,470	6,236,135	5,426,477
Non-Current Liabilities	9,054,369	9,812,604	10,099,732
Total Liabilities	14,559,839	16,048,739	15,526,209
Equity
Share Capital	30,493	30,493	30,493
Capital Surplus and Other Capital Adjustments	(4,766,147)	(4,506,693)	(4,576,271)
Retained Earnings	15,032,473	14,691,461	14,770,618
Reserves	139,274	168,121	638,016
Total Equity	10,436,093	10,383,382	10,862,856
Total Liabilities and Equity	24,995,932	26,432,121	26,389,065

	(Unit: in millions of Won)
	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Operating Revenue	12,589,220	12,414,588	12,102,830
Operating Profit	1,455,870	1,321,131	1,114,323
Profit Before Income Tax	1,354,939	1,146,250	1,369,347
Profit for the Period	1,059,750	869,490	1,073,823
Basic Earnings Per Share (Won)	4,798	3,921	3,183
Diluted Earnings Per Share (Won)	4,794	3,919	3,181

2. Dividends and Others

A.	Dividend Policy

The Company seeks to enhance its enterprise value through distribution of cash dividends based on stable business performance and by increasing long-term shareholder returns based on sustainable growth. To this end, the Company has been prioritizing its capital management principle of balancing investment for growth and shareholder returns.

The Company determines the amount of its shareholder return in consideration of a comprehensive set of factors including its business performance, investment plans, financial status and prospects, and the Company may make shareholder return in the form of cash or shares in accordance with its articles of incorporation. Cash dividends are determined based on the Company’s consideration of investment needs for its continued future growth as well as its annual business performance and overall cash flow status. In the case of share dividends, the type of the shares to be distributed may be determined pursuant to the resolution of the Company’s general meeting of shareholders, to the extent there are multiple classes of shares outstanding.

24

In accordance with the global trend towards stable dividend distribution, the Company adopted a quarterly dividend distribution policy in place of its previous interim dividend distribution policy through the approval of certain amendments to the Company’s articles of incorporation at the 37th General Meeting of Shareholders held in March 2021 and has been distributing quarterly dividends since the second quarter of 2021.

In August 2021, the Company disclosed its medium- to long-term dividend policy aimed at enhancing the predictability of shareholder returns, according to which the total amount of dividends is determined within 30% to 40% of its “EBITDA – capital expenditures” on a separate basis. Since then, the Board of Directors have made determinations on dividends in accordance with such policy.

Furthermore, the Company has engaged in repurchases and cancelations of its own shares from time to time to enhance its enterprise value in consideration of the market price of the Company’s shares and its financial resources. From 2020 to 2021, the Company purchased approximately Won 500 billion of treasury shares, and in May 2021, the Company canceled 8,685,568 units of previously acquired treasury shares (10.76% of the total number of shares issued at the time) to enhance shareholder value. In addition, in 2023, the Company purchased approximately Won 300 billion of treasury shares, and in February 2024, the Company canceled 4,043,091 units of treasury share (1.85% of the total number of shares issued at the time).

B.	Dividends for the Past Three Fiscal Years

		(Unit: in millions of Won, except per share data and percentages)
Classification		As of and for the year ended December 31, 2023	As of and for the year ended December 31, 2022	As of and for the year ended December 31, 2021
Par value per share (Won)		100	100	100
(Consolidated) Net income		1,093,611	912,400	2,407,523
(Separate) Net income		1,059,750	869,490	1,073,823
Net income per share (Won)		4,954	4,118	7,191
Total cash dividend		765,618	723,843	716,990
Total stock dividends		—	—	—
(Consolidated) Percentage of cash dividend to available income (%)		70.0	79.3	29.8
Cash dividend yield ratio (%)	Common shares	7.1	7.0	5.7
	Preferred shares	—	—	—
Stock dividend yield ratio (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	3,540	3,320	3,295
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

*

The total amount of cash dividends was calculated by adding the total amount of cash dividends resolved at the general meeting of shareholders for the relevant fiscal year and any quarterly cash dividends paid during such fiscal year in accordance with applicable disclosure requirements.

**	Consolidated net income is based on equity attributable to owners of the parent company.
***

Cash dividend for the year ended December 31, 2021 includes quarterly dividends of Won 5,000 per share (not reflecting the effects of the Stock Split and the Spin-off) declared for the second and third quarters of 2021 and quarterly dividend of Won 1,660 per share (after reflecting the effects of the Stock Split and the Spin-off) declared for the fourth quarter of 2021.

****	Cash dividend for the year ended December 31, 2022 includes quarterly dividends of Won 830 per share declared for the first, second, third and fourth quarters of 2022.
*****

Cash dividend for the year ended December 31, 2023 includes quarterly dividends of Won 830 per share declared for the first, second and third quarters of 2023, and quarterly dividend of Won 1,050 per share declared for the fourth quarter of 2023.

******

Cash dividend per share for the year ended December 31, 2021 reflects the effect of the Stock Split and was calculated by dividing the total amount of cash dividends for the period by the number of shares as of December 31, 2021.

25

*******

Cash dividends shown above for the year ended December 31, 2023 are expected to be approved at the 40th General Meeting of Shareholders to be held on March 26, 2024. In the event that the dividend distribution does not become approved or terms of the distribution are amended, a report on such event will be disclosed.

(1)	Distribution of cash dividends of Won 9,000 per share (exclusive of an interim dividend of Won 1,000 per share) was approved during the 37th General Meeting of Shareholders held on March 25, 2021.
(2)	Distribution of quarterly dividends of Won 2,500 per share was approved during the 453rd Board of Directors’ Meeting on July 22, 2021.
(3)	Distribution of quarterly dividends of Won 2,500 per share was approved during the 458th Board of Directors’ Meeting on November 1, 2021.
(4)

Distribution of cash dividends of Won 1,660 per share (after reflecting the effects of the Stock Split and the Spin-off and excluding the quarterly dividends distributed in 2021) was approved during the 38th General Meeting of Shareholders on March 25, 2022.

(5)	Distribution of quarterly dividends of Won 830 per share was approved during the 466th Board of Directors’ Meeting on April 28, 2022.
(6)	Distribution of quarterly dividends of Won 830 per share was approved during the 469th Board of Directors’ Meeting on July 28, 2022.
(7)	Distribution of quarterly dividends of Won 830 per share was approved during the 471st Board of Directors’ Meeting on October 27, 2022.
(8)	Distribution of cash dividends of Won 830 per share was included in the agenda for the 39th General Meeting of Shareholders on March 28, 2023.
(9)	Distribution of quarterly dividends of Won 830 per share was approved during the 477th Board of Directors’ Meeting on April 20, 2023.
(10)	Distribution of quarterly dividends of Won 830 per share was approved during the 479th Board of Directors’ Meeting on July 26, 2023.
(11)	Distribution of quarterly dividends of Won 830 per share was approved during the 481st Board of Directors’ Meeting on October 25, 2023.
(12)

Distribution of cash dividends of Won 1,050 per share was included in the agenda for the 40th General Meeting of Shareholders to be held on March 26, 2024. In the event that the dividend distribution does not become approved or terms of the distribution are amended, a report on such event will be disclosed.

C.	Past Distributions of Dividends

Number of consecutive dividends		Average dividend yield (%)
Quarterly (or interim) dividends	Annual dividends	Past three years	Past five years
25	30	6.4	5.4

3. Use of Direct Financing

A.	Use of Proceeds from Public Offerings

[SK Telecom]

(As of December 31, 2023)	(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 80-1,2,3,4	January 15, 2021	Repayment of debt	310,000	Repayment of debt	310,000	—
Corporate bond	Series 81-1,2,3	October 28, 2021	Repayment of debt	200,000	Repayment of debt	200,000	—
Corporate bond	Series 82-1,2,3	April 12, 2022	Repayment of debt	350,000	Repayment of debt	350,000	—
Corporate bond	Series 83-1	August 10, 2022	Repayment of debt	395,000	Repayment of debt	395,000	—
Corporate bond (ESG bond)	Series 83-2	August 10, 2022	Other (fund investment, etc.)	95,000	Other (fund investment, etc.)	95,000	—
Corporate bond	Series 84-1,2,3,4	December 14, 2022	Repayment of debt	310,000	Repayment of debt	310,000	—
Corporate bond	Series 85-1,2	February 17, 2023	Repayment of debt	300,000	Repayment of debt	300,000	—
Corporate bond	Series 86-1,2,3	April 12, 2023	Repayment of debt	350,000	Repayment of debt	350,000	—
Hybrid securities	Series 3	June 5, 2023	Repayment of debt	400,000	Repayment of debt	400,000	—
Corporate bond	Series 87-1,2,3,4	October 18, 2023	Repayment of debt	295,000	Repayment of debt	295,000	—

*

Series 83-2 issued as of August 10, 2022 is an ESG bond. Series 83-2 was issued in furtherance of the Company’s ESG goal to achieve Net Zero by 2050, and covers solar energy generation equipment in the environment sector, mutual growth funds in the social sector and the SK Telecom-Kakao ESG Fund. The proceeds from the bond offering were intended to refinance prior investments and new investments, and were used for the intended purpose.

26

[SK Broadband]

(As of December 31, 2023)	(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 51	July 13, 2021	Repayment of debt	100,000	Repayment of debt	100,000	—
Corporate bond	Series 52-1	January 25, 2022	Repayment of debt	100,000	Repayment of debt	100,000	—
Corporate bond (green bond)	Series 52-2	January 25, 2022	Repayment of debt	50,000	Repayment of debt	50,000	—
Corporate bond	Series 53-1	March 2, 2023	Operation fund	5,000	Operation fund	5,000	—
Corporate bond	Series 53-1	March 2, 2023	Repayment of debt	45,000	Repayment of debt	45,000	—
Corporate bond	Series 53-2	March 2, 2023	Operation fund	55,000	Operation fund	55,000	—
Corporate bond	Series 53-2	March 2, 2023	Repayment of debt	45,000	Repayment of debt	45,000	—
Corporate bond	Series 53-3	March 2, 2023	Operation fund	46,900	Operation fund	46,900	—
Corporate bond	Series 53-3	March 2, 2023	Repayment of debt	43,100	Repayment of debt	43,100	—
Corporate bond	Series 54-1	October 30, 2023	Facility fund	100,000	Facility fund	100,000	—
Corporate bond	Series 54-2	October 30, 2023	Facility fund	60,000	Facility fund	60,000	—

*

Series 52-2 issued as of January 25, 2022 is an ESG bond (green bond). Series 52-2 was issued in furtherance of the Company’s ESG goal to achieve Net Zero by 2045 (reduction of carbon emission) for the purpose of repayment of funds raised to be invested in the conversion of hybrid fiber-coaxial network to fiber-to-the-home network, which has a positive impact on the environment, including the reduction of greenhouse gas emissions. The proceeds from the bond offering were used for the intended purpose.

B.	Use of Proceeds from Private Offerings

[SK Telecom]

None.

[SK Broadband]

None.

C.	Operation of Unused Proceeds

[SK Telecom]

None.

[SK Broadband]

None.

27

4. Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Pursuant to the resolutions of the Board of Directors and the General Meeting of Shareholders on June 10, 2021 and October 12, 2021, respectively, the Company conducted the Spin-off effective as of November 1, 2021. As a result of the Spin-off, the Company discontinued certain parts of the security, commerce and other businesses operated by its major subsidiaries, which were transferred to the newly established company. Accordingly, certain of the Company’s material subsidiaries, including One Store Co., Ltd., SK Planet Co., Ltd., Eleven Street Co., Ltd., Dreamus Company, SK shieldus Co., Ltd., Incross, T Map Mobility and SK M&Service, were excluded from the scope of the Company’s consolidation. The Company classified and separately showed profit (loss) from such discontinued businesses in its consolidated statement of profit and loss for the year ended December 31, 2021 in the Company’s audit report and annual business report as of and for the year ended December 31, 2021 pursuant to the application of K-IFRS 1105. The consolidated statement of profit and loss for the year ended December 31, 2020 was restated accordingly for comparative purposes. Furthermore, the Spin-off caused a change in the Company’s business segments, which led to a restatement of prior years’ segment information, and the business of SK Stoa, which had previously been classified as part of the Company’s commerce segment, was reclassified as part of the Company’s other business segment.

B.	Loss Allowance

(1) Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won, except percentages)
	For the year ended December 31, 2023
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,233,586	242,737	10.9%
Loans	150,671	42,087	27.9%
Accounts receivable – other	690,157	33,276	4.8%
Accrued income	4,295	—	—
Guarantee deposits	286,520	300	0.1%

Total	3,365,229	318,400	9.5%

	(Unit: in millions of Won, except percentages)
	For the year ended December 31, 2022
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,219,695	234,923	10.6%
Loans	151,155	45,592	30.2%
Accounts receivable – other	897,920	44,188	4.9%
Accrued income	1,732	—	—
Guarantee deposits	280,945	300	0.1%

Total	3,551,447	325,003	9.2%

	(Unit: in millions of Won, except percentages)
	For the year ended December 31, 2021
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,160,498	238,881	11.1%
Loans	138,181	45,385	32.8%
Accounts receivable – other	870,225	46,625	5.4%
Accrued income	762	—	—
Guarantee deposits	278,759	—	—

Total	3,448,425	330,891	9.6%

28

(2) Movements in Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won)
	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Beginning balance	325,003	330,891	365,063
Effect of change in accounting policy	—	—	—
Increase of loss allowance	43,162	30,064	37,547
Reversal of loss allowance	—	—	—
Write-offs	(49,764)	(35,955)	(57,215)
Other	—	3	(14,504)

Ending balance	318,400	325,003	330,891

(3) Policies for Loss Allowance

The Company establishes loss allowances based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past three years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

(4) Aging of Accounts Receivable

	(Unit: in millions of Won, except percentages)
	As of December 31, 2023
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	1,968,155	63,734	153,387	48,310	2,233,586
Percentage	88.1%	2.9%	6.9%	2.2%	100.0%

C.	Inventories

(1) Detailed Categories of Inventories

	(Unit: in millions of Won, except percentages)
Account Category	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Merchandise	166,614	151,303	201,126
Goods in transit	—	—	—
Other inventories	13,195	15,052	3,511

Total	179,809	166,355	204,637

Percentage of inventories to total assets [Inventories / Total assets]	0.60%	0.53%	0.66%
Inventory turnover [Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2}]	7.32	6.84	6.20

(2) Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with external auditors at the end of each year.

29

D.	Fair Value Measurement

See Notes 2, 22 and 36 of the notes to the Company’s audited consolidated financial statements attached hereto for more information.

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company. The compliance status is as of the date of the latest financial statements including the audit opinion of the independent auditor applicable to the determination of compliance status, except for the compliance status of the restriction on changes of ownership structure, which is as of the end of the reporting period.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable
Submission of Compliance Certificate	Compliance Status	Submitted on August 17, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-2	Apr. 23, 2013	Apr. 23, 2033	130,000	Apr. 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 64-2	May 14, 2014	May 14, 2024	150,000	Apr. 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	Mar. 4, 2016	Mar. 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	Mar. 4, 2016	Mar. 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

30

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable
Submission of Compliance Certificate	Compliance Status	Submitted on August 17, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	Apr. 25, 2017	Apr. 25, 2027	100,000	Apr. 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	Apr. 25, 2017	Apr. 25, 2032	90,000	Apr. 13, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 5 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable
Submission of Compliance Certificate	Compliance Status	Submitted on August 17, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 72-3	Nov. 10, 2017	Nov. 10, 2027	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 73-2	Feb. 20, 2018	Feb. 20, 2023	100,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-3	Feb. 20, 2018	Feb. 20, 2028	200,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-4	Feb. 20, 2018	Feb. 20, 2038	90,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-2	Sept. 17, 2018	Sept. 17, 2023	150,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-3	Sept. 17, 2018	Sept. 17, 2038	50,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 75-2	Mar. 6, 2019	Mar. 6, 2024	120,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-3	Mar. 6, 2019	Mar. 6, 2029	50,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-4	Mar. 6, 2019	Mar. 6, 2039	50,000	Feb. 21, 2019	Korea Securities Finance Corp.

31

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 17, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 76-2	July 29, 2019	July 29, 2024	60,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-3	July 29, 2019	July 29, 2029	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-4	July 29, 2019	July 29, 2039	50,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-5	July 29, 2019	July 29, 2049	50,000	July 17, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 17, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 77-2	Oct. 22, 2019	Oct. 22, 2024	70,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-3	Oct. 22, 2019	Oct. 22, 2029	40,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-4	Oct. 22, 2019	Oct. 22, 2039	60,000	Oct. 10, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 17, 2023

32

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 78-2	Jan. 14, 2020	Jan. 14, 2025	130,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-3	Jan. 14, 2020	Jan. 14, 2030	50,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-4	Jan. 14, 2020	Jan. 14, 2040	70,000	Dec. 31, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 17, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 79-1	Oct. 19, 2020	Oct. 19, 2025	140,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-2	Oct. 19, 2020	Oct. 19, 2030	40,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-3	Oct. 19, 2020	Oct. 19, 2040	110,000	Oct. 6, 2020	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 17, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 80-1	Jan. 15, 2021	Jan. 14, 2024	80,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-2	Jan. 15, 2021	Jan. 15, 2026	80,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-3	Jan. 15, 2021	Jan. 15, 2031	50,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-4	Jan. 15, 2021	Jan. 15, 2041	100,000	Jan. 5, 2021	Korea Securities Finance Corp.

33

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 17, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 81-1	Oct. 28, 2021	Oct. 28, 2024	90,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 81-2	Oct. 28, 2021	Oct. 28, 2026	70,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 81-3	Oct. 28, 2021	Oct. 28, 2041	40,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 82-1	April 12, 2022	April 12, 2025	240,000	March 31, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 82-2	April 12, 2022	April 12, 2027	70,000	March 31, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 82-3	April 12, 2022	April 12, 2042	40,000	March 31, 2022	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 17, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 83-1	August 10, 2022	August 8, 2025	300,000	July 29, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 83-2	August 10, 2022	August 10, 2027	95,000	July 29, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-1	December 14, 2022	December 13, 2024	100,000	December 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-2	December 14, 2022	December 12, 2025	110,000	December 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-3	December 14, 2022	December 14, 2027	60,000	December 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-4	December 14, 2022	December 14, 2032	40,000	December 2, 2022	Korea Securities Finance Corp.

34

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 17, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 85-1	February 17, 2023	February 17, 2026	110,000	February 7, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 85-2	February 17, 2023	February 17, 2028	190,000	February 7, 2023	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 17, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 86-1	April 12, 2023	April 10, 2026	80,000	March 31, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 86-2	April 12, 2023	April 12, 2028	200,000	March 31, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 86-3	April 12, 2023	April 12, 2030	70,000	March 31, 2023	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 17, 2023

35

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Hybrid Securities Series 3	June 5, 2023	June 5, 2083	400,000	May 23, 2023	Eugene Investment & Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Not Applicable
	Compliance Status	Compliant
Restriction on Liens	Key Term	Not Applicable
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Not Applicable
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not Applicable
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 17, 2023

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 87-1	October 18, 2023	October 16, 2026	115,000	October 5, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 87-2	October 18, 2023	October 18, 2028	100,000	October 5, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 87-3	October 18, 2023	October 18, 2030	50,000	October 5, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 87-4	October 18, 2023	October 18, 2033	30,000	October 5, 2023	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	To be submitted following the filing of this annual business report

36

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 47-2	Mar. 26, 2019	Mar. 26, 2024	160,000	Mar. 14, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-2	Sept. 24, 2019	Sept. 24, 2024	100,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-3	Sept. 24, 2019	Sept. 23, 2026	50,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 49-2	June 11, 2020	June 11, 2025	100,000	June 1, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 50	Sept. 25, 2020	Sept. 25, 2025	160,000	Sept. 15, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 51	July 13, 2021	July 12, 2024	100,000	July 1, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 52-1	Jan. 25, 2022	Jan. 24, 2025	100,000	Jan. 13, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 52-2	Jan. 25, 2022	Jan. 25, 2032	50,000	Jan. 13, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 53-1	Mar. 2, 2023	Feb. 28, 2025	50,000	Feb. 17, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 53-2	Mar. 2, 2023	Feb. 27, 2026	100,000	Feb. 17, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 53-3	Mar. 2, 2023	Mar. 2, 2028	90,000	Feb. 17, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 54-1	Oct. 30, 2023	Oct. 30, 2026	100,000	Oct. 18, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 54-2	Oct. 30, 2023	Oct. 30, 2028	60,000	Oct. 18, 2023	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 11, 2023

37

IV.	MANAGEMENT’S DISCUSSION AND ANALYSIS

1. Forward-Looking Statements

This section contains forward-looking statements with respect to the financial condition, results of operations and business of the Company and plans and objectives of the management of the Company. Forward-looking statements are not statements of historical facts and include statements about the Company’s beliefs and expectations. Such forward-looking statements include known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements.

The Company does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this section, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Such forward-looking statements were based on current plans, estimates and projections of the Company and the political and economic environment in which the Company will operate in the future, and therefore you should not place undue reliance on them.

Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.

2. Overview

A.	Summary of Business Performance

In 2023, difficult business conditions persisted in light of high interest and inflation rates and a slowdown in economic growth. Despite such adverse conditions, the Company’s revenue increased by 1.8% from 2022 to Won 17.61 trillion in 2023, and operating profit increased by 8.8% from 2022 to Won 1.75 trillion in 2023, mainly due to a continual increase in the number of the Company’s 5G wireless subscribers and visible realization of growth businesses such as B2B.

The Company’s 5G wireless services, which recorded over 15.67 million subscribers as of December 31, 2023, accounted for 68% of the Company’s total number of subscribers. The Company also maintained the growth of its paid television subscribers at 9.55 million subscribers and high-speed Internet subscribers at 6.93 million subscribers, in each case as of December 31, 2023.

The Company’s assets as of December 31, 2023 decreased by 3.8% from the end of the previous year mainly due to a decrease in current assets including cash and cash equivalents, as well as a decrease in non-current assets including property and equpment and intangible assets. Liabilities as of December 31, 2023 decreased by 6.6% from the end of the previous year mainly due to a decrease in current liabilities including short-term borrowings and accounts payable — trade.

Although an overall slowdown in economic growth is expected to continue in 2024, the Company plans to navigate through such headwinds by focusing on enhancing profitability through operational efficiency, while nurturing growth businesses, including data centers, based on innovations in AI technology.

B.	Key Indicators of Consolidated Business Performance

[SK Telecom]

	(Unit: in billions of Won, except percentages)
	For the year ended December 31, 2023	For the year ended December 31, 2022	Percentage Change from 2022 to 2023
Operating Revenue	17,608.5	17,305.0	1.8%
Operating Profit	1,753.2	1,612.1	8.8%
Operating Profit Margin (%)	10.0	9.3	0.7	%p
EBITDA	5,502.9	5,367.4	2.5%
EBITDA Margin (%)	31.3	31.0	0.3	%p

38

[SK Broadband]

	(Unit: in billions of Won, except percentages)
	For the year ended December 31, 2023	For the year ended December 31, 2022	Percentage Change from 2022 to 2023
Operating Revenue	4,274.7	4,155.8	2.9%
Operating Profit	313.7	309.1	1.5%
Operating Profit Margin (%)	7.3	7.4	—
EBITDA	1,273.8	1,279.2	(0.4)%
EBITDA Margin (%)	29.7	30.7	—

C.	Analysis of Change in Key Indicators

The Company’s revenue increased in 2023 due mainly to increases in the number of SK Telecom’s 5G subscribers and SK Broadband’s paid-TV subscribers, as well as growth in sales centered around the B2B business, resulting in a 1.8% increase compared to 2022.

The Company’s operating profit increased by 8.8% in 2023 compared to 2022 due mainly to the growth of the Company’s businesses and the Company’s efforts in stabilizing key costs.

3. Analysis of Consolidated Financial Position

A.	General Factors Impacting Financial Position

In 2023, the global economy experienced mild growth as the impact of high interest rates continued, and a rapid turnaround of this trend appears unlikely in 2024. Future macroeconomic environment is expected to be affected by various uncertainties including monetary policies of major countries, geopolitical conflicts, international oil prices and fluctuations in the prices of raw material.

Under such circumstances, the Company has set forth its vision to transform into an “AI Company,” and systemized its businesses into three key aspects of AI infrastructure, AI transformation and AI service. The Company has redefined its core business as AI and has been focusing its capabilities in maximizing enterprise value by enhancing its AI technology and service capabilities.

Although it is possible that the Company’s growth rate may slow down as the 5G market approaches maturity, the Company aims to maintain its competitiveness by providing differentiated products and services to users and to develop growth businesses such as B2B into key sources of revenue.

B.	Analysis of Financial Position

(1) Analysis of Consolidated Financial Position

	(Unit: in billions of Won, except percentages)
	As of December 31, 2023	As of December 31, 2022	Percentage Change from 2022 to 2023
Current Assets	6,586	7,219	(8.8)%
Non-Current Assets	23,534	24,089	(2.3)%
Total Assets	30,119	31,308	(3.8)%
Current Liabilities	6,994	8,047	(13.1)%
Non-current Liabilities	10,897	11,107	(1.9)%
Total Liabilities	17,891	19,153	(6.6)%
Total Equity	12,228	12,155	0.6%

*

The financial statements as of and for the year ended December 31, 2023 are subject to approval at the 40th General Meeting of Shareholders to be held on March 26, 2024. In the event that the statements are not approved or are amended, a report on such event will be disclosed.

(a) Assets

The Company’s total assets as of December 31, 2023 decreased by 3.8% from the end of the previous year, primarily as a result of decreases in cash and cash equivalents, property and equipment and intangible assets.

39

(b) Liabilities

The Company’s total liabilities as of December 31, 2023 decreased by 6.6% from the end of the previous year primarily due to a decrease in current liabilities including short-term borrowings, accounts payable — trade and accounts payable — other.

(2) Assets by business segment

	(Unit: in millions of Won and percentages)
	As of December 31,
	2023		2022		2021
Classification	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	25,608,563	77%	27,078,021	79%	27,126,972	80%
Fixed-line	6,825,342	20%	6,588,076	19%	6,319,019	19%
Other	910,020	3%	762,028	2%	462,021	1%
Subtotal	33,343,925	100%	34,428,124	100%	33,908,011	100%
Consolidation Adjustment	(3,224,698)	—	(3,119,862)	—	(2,996,734)	—
Total	30,119,227	—	31,308,262	—	30,911,277	—

C.	Analysis of Results of Operations

(1) Consolidated Results of Operations

	(Unit: in billions of Won, except percentages)
	For the year ended December 31, 2023	For the year ended December 31, 2022	Percentage Change from 2022 to 2023
Operating Revenue	17,609	17,305	1.8%
Operating Expense	15,855	15,693	1.0%
Operating Profit	1,753	1,612	8.8%
Profit for the Year	1,146	948	20.9%

*

The financial statements as of and for the year ended December 31, 2023 are subject to approval at the 40th General Meeting of Shareholders to be held on March 26, 2024. In the event that the statements are not approved or are amended, a report on such event will be disclosed.

(a) Operating Revenue

The Company’s operating revenue in 2023 increased by 1.8% compared to 2022 mainly due to increases in the number of SK Telecom’s 5G wireless subscribers and SK Broadband’s paid television subscribers, as well as growth of the B2B business. SK Telecom’s operating revenue increased by 1.4% compared to 2022 mainly due to stable and continued growth based on the B2B business, including its cloud services. SK Broadband’s operating revenue in 2023 increased by 3.0% compared to 2022 primarily due to favorable B2B business conditions focused on data centers and an increase in the number of paid television subscribers.

(b) Operating Profit

The Company’s operating profit in 2023 increased by 8.8% compared to 2022, mainly due to a stabilization in the Company’s key costs, as well as the growth of its businesses. SK Telecom’s operating profit increased by 10.2% in 2023 compared to 2022 primarily due to the stabilization of key costs, including marketing expenses and depreciation. SK Broadband’s operating profit increased by 1.1% in 2023 compared to 2022 mainly due to revenue growth, growth of its B2B business and an increase in the proportion of high-tier plan subscribers.

(c) Profit

The Company’s profit for the year increased by 20.9% in 2023 from 2022, primarily due to an increase in non-operating income including gains from its investment in Joby Aviation Inc.

(2) Operating performance by business

40

Each company in the consolidated entity is a separate legal entity providing independent services and products. The Company’s business segments consist of (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high-speed Internet, data and network lease services, among others, and (3) other businesses consisting of commercial retail data broadcasting channel business, among others.

Set forth below is a summary description of the business of each of the Company’s material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks

	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels

	SK O&S Co., Ltd.	Maintenance of switching stations

	Service Ace Co., Ltd.	Management and operation of customer centers

	Service Top Co., Ltd.	Management and operation of customer centers

Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management services including VOD

	Home & Service Co., Ltd.	System maintenance of high-speed Internet, IPTV and fixed-line services

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services and MVNO business

Other business	SK stoa Co., Ltd.	Operation of commercial retail data broadcasting channel services

	Atlas Investment	Investments

	SK Telecom Innovation Fund, L.P.	Investments

	SK m&service Co., Ltd.	Database and online information services

	SAPEON Inc.	Non-memory and other electronic integrated circuits

The Company’s wireless business, fixed-line business and other businesses accounted for 75%, 22% and 3%, respectively, of the Company’s operating revenue in 2023. The following table shows the breakdown of the Company’s operating revenue by business segment:

	(Unit: in millions of Won and percentages)
	For the year ended December 31,
	2023		2022		2021
Classification	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	13,123,166	75%	12,942,316	75%	12,718,473	76%
Fixed-line	3,928,020	22%	3,812,989	22%	3,677,706	22%
Other	557,325	3%	549,668	3%	352,406	2%
Total	17,608,511	100%	17,304,973	100%	16,748,585	100%

(a) Wireless Communications Business

[1] Market Conditions

Wireless communications service has the characteristics of a domestic industry because its business area is limited to Korea. As a result, the size of the industry is greatly affected by domestic market conditions, including the population using domestic telecommunications services and the level of telecommunications expenditures by income level.

The Korean mobile communications market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services by leveraging advances in network-related technology and the development of highly advanced smartphones which enable the provision of new ICT services for advanced multimedia contents, mobile commerce, mobility and other related services.

41

[2] Analysis of Changes in Factors Affecting Results of Operations

[Number of Subscribers]

	(Unit: in 1,000 persons, except percentages)
	For the year ended December 31, 2023	For the year ended December 31, 2022	Percentage Change from 2022 to 2023
Wireless Subscribers	31,276	30,452	2.7%
Monthly Churn Rate (%)	0.8%	0.7%	0.1	%p
5G Subscribers	15,670	13,393	17.0%

The number of SK Telecom’s wireless subscribers recorded 31.28 million and a market share of 46.7% in 2023 due to the increase in the number of IoT lines and the expansion of 5G network services.

The Company recorded an annual churn rate of 0.8% in 2023, mainly attributable to innovations in distribution channels and rational market operations.

The number of 5G subscribers recorded 15.67 million and a market share of 48.2% in 2023 mainly due to the launch of various new handsets, continual improvements in quality and customer service, and the introduction of additional 5G pricing plans.

•	Average Monthly Revenue per Subscriber

The billing Average Revenue Per User (“ARPU”) decreased by 2.2% in 2023 compared to 2022 primarily due to an increase in the number of IoT and second device lines.

	For the year ended December 31, 2023	For the year ended December 31, 2022	Percentage Change from 2022 to 2023
Billing ARPU (Won)	29,874	30,546	(2.2)%

*

The billing ARPU is derived by dividing total revenue of SK Telecom from voice service and data service (excluding revenue from MVNO subscribers) for the period by the average number of subscribers that are not MVNO subscribers for the period.

	1st Quarter of 2023	2nd Quarter of 2023	3rd Quarter of 2023	4th Quarter of 2023
Billing ARPU (Won)	30,101	29,920	29,913	29,562

•	Capital Expenditures (SK Telecom on a separate basis)

	(Unit: in billions of Won)
New investments and expansions	For the year ended December 31, 2023	For the year ended December 31, 2022	Percentage Change from 2022 to 2023	Method of financing
Network investment	1,381	1,837	(24.8)%	Internal Cashflow
Other investment	362	378	(4.2)%
Total	1,743	2,215	(21.3)%

In 2023, the Company invested Won 1.74 trillion in network facility to primarily expand 5G service coverage, maintain network quality and invest in other new businesses.

(b) Fixed-Line Communications Business

[1] Market Conditions

The domestic telecommunications service industry is a domestic industry whose coverage area is limited to Korea, and the size of the industry is significantly affected by domestic economic factors, including the domestic user population and the level of telecommunications service expenditures by income level.

42

Fixed-line telecommunications services have become universal and essential means of communication and act as the foundation for integration and convergence with various other services. It is a mature market where the impact of general economic fluctuations is relatively low as the level of competition has stabilized due to a reduced degree of differentiation among players.

The price, quality and speed of services are the primary competitive factors, and in the case of IPTV business, advanced services based on new technology and content differentiation are emerging as competitive factors.

[2] Analysis of factors and impact of changes in operating revenue

[Market Share]

	(Unit: in percentages)
Operating revenue	For the year ended December 31, 2023	For the year ended December 31, 2022	Percentage Change from 2022 to 2023
High-speed Internet (including SKT resale)	28.7	28.5	0.2	%p
Local calls (including Internet calls)	18.0	17.8	0.2	%p
IPTV	31.6	30.9	0.7	%p
Cable TV	22.3	22.2	0.1	%p

•	Media

SK Broadband’s media business consists of IPTV and cable TV services, with the IPTV market driving consistent subscriber growth. SK Broadband recorded the largest net increase in the number of IPTV subscribers in 2023, which served as the primary factor for the company reaching a total of 9.55 million paid broadcasting subscribers as of December 31, 2023.

•	Fixed-line Telecommunications

SK Broadband’s fixed-line telecommunications business consists of high-speed internet services, corporate business and residential telephone services. In its high-speed internet services, the number of subscribers to premium plans such as Giga Internet has been increasing, reaching 6.93 million as of December 31, 2023. For corporate business, growth is being driven primarily by an increase in new orders and datacenter operational efficiency.

D.	New and Discontinued Operations

(1) New Operations

None.

(2) Discontinued Operations

(a) Reasons for Discontinuation

Pursuant to the resolution of the Extraordinary General Meeting of Shareholders on October 12, 2021, the Company conducted the Spin-off of certain of its operations for the purpose of managing the Company’s equity investments in semiconductor and new ICT companies as well as making new investments relating thereto. The effective date of the Spin-off was November 1, 2021. As a result of the Spin-off, the Company discontinued certain parts of its security, commerce and other businesses, which were transferred to the newly established company, SK Square.

Accordingly, certain of the Company’s material subsidiaries, including One Store Co., Ltd., SK Planet Co., Ltd., Eleven Street Co., Ltd., Dreamus Company, SK shieldus Co., Ltd., Incross, T Map Mobility and SK M&Service Co., Ltd., were excluded from the scope of the Company’s consolidation.

43

(b) Effects on Financial Position

The assets and liabilities excluded from the Company’s scope of consolidation pursuant to the Spin-off are as follows. As a result, the Company lost control of the businesses related to the Spin-off, and the difference in the book value of the transferred assets and liabilities was recognized as other paid-in capital in the Company’s consolidated financial statements.

(Unit: in millions of Won)
Amount
Current Assets	2,608,601
Non-Current Assets	19,269,615
Total Assets	21,878,216
Current Liabilities	2,161,458
Non-current Liabilities	4,676,324
Total Liabilities	6,837,782
Total Equity	15,040,434

(c) Effects on Results of Operations

Financial information related to the businesses that were spun off pursuant to the Spin-off is as follows:

(Unit: in millions of Won)
For the Year ended December 31, 2021
Operating Revenue	2,383,083
Operating Expense	2,370,758
Operating Profit	12,325
Net profit before corporate tax	1,352,746
Profits from discontinued operations	1,147,594

(d) Effects on Liquidity

Cash flow information related to the businesses that were spun off pursuant to the Spin-off is as follows:

(Unit: in millions of Won)
For the Year ended December 31, 2021
Cashflow from operating activities	59,255
Cashflow from investing activities	(967,053)
Cashflow from financial activities	(88,872)

(e) Actions Taken on Discontinued Operations

The Company’s discontinued operations were transferred to SK Square pursuant to the resolution at the extraordinary shareholders’ meeting held on October 12, 2021.

E.	Corporate Reorganization

SK Telecom has announced its AI Pyramid strategy, which aims to bring innovation across various industrial and lifestyle areas centered around three key aspects including AI infrastructure, AI transformation and AI service and to promote global expansion, and is seeking to transform into a global AI company through self-reinforcement and cooperation.

Accordingly, in 2024, SK Telecom reorganized its businesses into four units comprising AI Services, Global and AI Technology, T-B Customer and T-B Enterprise, in order to enhance its execution capabilities by clearly assigning responsible organizations to each strategic aspects of the AI Pyramid strategy.

44

F.	Effects of Exchange Rate Fluctuation

The Company has exchange positions due to its income and expenditure from global operations. Foreign currencies in which exchange positions primarily are generated are U.S. dollars and Euros.

See Note 36(1) of the notes to the Company’s audited consolidated financial statements attached hereto for further information regarding the company’s exchange rate risk.

G.	Asset Impairment and Write-downs

(1)	Impairment assessment of goodwill in cash-generating units of fixed-line businesses

As described in Notes 3(10) and 16 of the notes to the Company’s audited consolidated financial statements attached hereto, the Company assesses impairment of goodwill allocated to a cash generating unit (“CGU”) at least annually or when there is an indication of possible impairment by comparing the carrying amount of a CGU to its recoverable amount based on value-in-use (“VIU”). The amount of goodwill allocated to the fixed-line telecommunications services CGU was Won 764,082 million as of December 31, 2023.

In carrying out the goodwill impairment assessment, the Company compares the carrying amount of the fixed-line telecommunications services CGU and its VIU based on discounted cash flow forecasts. The Company’s independent auditor has identified the goodwill impairment assessment for the fixed-line telecommunications services CGU as a key audit matter due to inherent uncertainties and significant judgment involved in management’s estimates of major assumptions such as estimates of future operating revenue, perpetual growth rate and discount rate, all of which have a significant impact on the determination of a VIU. The primary audit procedures performed by the independent auditor for this key audit matter include:

•	Assessing the competence and objectivity of the external specialist utilized by management;

•	Evaluating the appropriateness of the valuation method and assumptions applied by management by involving the independent auditor’s internal specialist;

•

Performing a sensitivity analysis for both the discount rate and the perpetual growth rate applied to discounted cash flow forecasts to assess the impact of changes in these key assumptions on the conclusion reached by management in its impairment assessment;

•	Evaluating the reasonableness of management’s future cash flow forecasts by comparison with financial budgets approved by management; and

•	Performing a retroactive assessment of the prior periods’ cash flow forecasts by comparison with the actual results.

(2)	Impairment assessment of non-financial assets

The carrying amounts of the Company’s non-financial assets other than contract assets recognized for revenue arising from contracts with a customer, assets recognized for the costs to obtain or fulfill a contract with a customer, employee benefits, inventories, deferred tax assets and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

For more information on asset impairment, see the notes to the Company’s audited consolidated financial statements attached hereto.

H.	Annual Business Plan for 2024

The Company released the following management plan for 2024 through its earnings announcement on February 5, 2024.

45

(1)	Guidance for Fiscal Year 2024

•	Operating revenue (consolidated): Won 17.9 trillion

I.	Other Factors that Affect Financial Position and Operating Results

The Company is exposed to market risk, credit risk and liquidity risk. Market risk is further divided into exchange rate risk and interest rate risk. To manage these risk elements, the Company operates risk management policies and programs that closely monitor and respond to each risk element.

The Company’s financial assets subject to financial risk management include, among others, cash and cash equivalents, long- and short-term financial instruments, long- and short-term investment securities, accounts receivable – trade and accounts receivable – other. The Company’s financial liabilities include, among others, accounts payable — other, borrowings, debentures and lease liabilities.

For more information on financial risk management, see Note 36 of the notes to the Company’s audited consolidated financial statements attached hereto.

4. Liquidity, Financing and Expenses

A.	Liquidity

The Company’s cashflow status is as follows:

	(Units: in millions of Won)
	For the Year ended December 31, 2023	For the Year ended December 31, 2022	For the Year ended December 31, 2021
Cash flow from operating activities	4,947,205	5,159,317	5,031,279
Cash flow used by investing activities	(3,352,905)	(2,807,795)	(3,486,189)
Cash flow used by financial activities	(2,020,990)	(1,349,882)	(2,053,611)
Increase (decrease) in cash and cash equivalents	(426,690)	1,001,640	(508,521)
Cash and cash equivalents at the beginning of the period	1,882,291	872,731	1,369,653
Effects of exchange rate fluctuations on foreign-currency denominated cash and cash equivalents	(623)	7,920	11,599
Cash and cash equivalents at the end of the period	1,454,978	1,882,291	872,731

The Company classifies cash and cash equivalents to comprise cash balances, call deposits and investment securities with maturities of three months or less from their acquisition dates that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

As of December 31, 2023, the Company had cash and cash equivalent of Won 1,455.0 billion, a decrease of Won 427.3 billion compared to the end of the previous year.

As of December 31, 2023, the Company’s debt-to-equity ratio (as calculated by dividing the interest-bearing financial debt by total equity) was 74.0%, compared to 76.5% as of December 31, 2022 and 71.6% as of December 31, 2021. The net debt-to-equity ratio (as calculated by the interest-bearing financial debt minus cash and marketable securities, divided by total equity) was 59.6%, 59.1% and 60.4% at the end of 2023, 2022 and 2021, respectively. Interest coverage ratio (EBITDA divided by interest expense) was 14.1, 15.9 and 14.8 at the end of each of 2023, 2022 and 2021, respectively. The Company continues to have sufficient liquidity.

The Company strives to secure sufficient liquidity by maintaining a sufficient level of cash and cash equivalents and securing credit limits from financial institutions. The Company maintains sufficient liquidity within its credit limit through active business activities.

46

B.	Financing

(1)	Status and conditions of financing

(a)	Short-term borrowings

For information on short-term borrowings as of December 31, 2023 and 2022, see Note 18(1) of the notes to the Company’s audited consolidated financial statements attached hereto.

(b)	Long-term borrowings

For information on long-term borrowings as of December 31, 2023 and 2022, see Note 18(2) of the notes to the Company’s audited consolidated financial statements attached hereto.

(c)	Debentures

For information on debentures as of December 31, 2023 and 2022, see Note 18(3) of the notes to the Company’s audited consolidated financial statements attached hereto.

(2)	Maturity of borrowings

The contractual maturity of the Company’s financial liabilities as of December 31, 2023 is as follows:

	(Units: in millions of Won)
Classification	Book value	Cash flow according to the contract	Less than one year	One to five years	More than five years
Account payables	139,876	139,876	139,876	—	—
Borrowings*	718,078	739,791	417,056	322,735	—
Debenture*	8,325,643	9,532,468	1,493,063	5,800,210	2,239,195
Lease liabilities	1,611,433	1,899,929	386,202	1,026,475	487,252
Other non-trade payables*	4,539,838	4,614,608	3,642,356	972,202	50
Total	15,334,868	16,926,672	6,078,553	8,121,622	2,726,497

*	Includes interest payments.

The Company does not expect this cash flow to occur significantly earlier or to be significantly different in amount.

As of December 31, 2023, periods in which cash flows from derivatives are expected to occur are as follows:

	(Units: in millions of Won)
Classification	Book value	Cash flow according to the contract	Less than one year	One to five years
Assets	116,210	123,260	30,928	92,332
Liabilities	(9,212)	(10,610)	2,970	(13,580)
Total	106,998	112,650	33,898	78,752

(3)	Fulfillment conditions related to financing

The debentures issued publicly by the Company between 2012 and 2023 are subject to certain covenants for investor protection, including maintaining specified financial ratios and limitations on liens, disposal of assets and changes in control.

The Company is currently in compliance with all such covenants.

C.	Expenditures

(1)	Capital Expenditures

(Unit: in trillions of Won)
	For the Year ended December 31, 2023	For the Year ended December 31, 2022	Increase/Decrease	Percentage of Increase/Decrease
Capital Expenditures	2.74	3.03	(0.29)	(9.6)

47

In 2023, the Company executed Won 2.74 trillion of capital expenditures to enhance the competitiveness of its wireless and fixed-line network infrastructure as well as to invest in growth businesses, including data center and AI-based services.

In the future, additional capital expenditures will be required to enhance the quality and competitiveness of the Company’s 5G network. However, the expected size, timing and source of funding of such expenditures remain pending subject to market conditions.

5. Commitments and Contingencies

For information on the Company’s commitments and contingencies, see Note 38 of the notes to the Company’s audited consolidated financial statements attached hereto.

48

V.	AUDITOR’S OPINION

1. Independent Auditors and Audit Opinions

A.	Independent Auditor and Audit Opinion (Separate and Consolidated)

Period	Independent auditor	Audit opinion	Emphasis of Matter	Critical Audit Matters
Year ended December 31, 2023	Ernst & Young Han Young	Unqualified	—	Timing of revenue recognition related to the Company’s cellular services; impairment assessment of goodwill for the fixed-line telecommunications services cash generating unit
Year ended December 31, 2022	Ernst & Young Han Young	Unqualified	—	Timing of revenue recognition related to the Company’s cellular services; impairment assessment of goodwill for the fixed-line telecommunications services cash generating unit
Year ended December 31, 2021	KPMG Samjong Accounting Corp.	Unqualified	Spin-off and disclosure of discontinued operations in the consolidated financial statements	Revenue recognition; impairment assessment of goodwill for the fixed-line telecommunications services cash generating unit

*	Note: All consolidated subsidiaries of the Company that are subject to audits and whose audits have been completed received unqualified audit opinions.
**	The audit opinion is on the consolidated and separate financial statements.

B.	Audit Services Contracts with Independent Auditors

	(Unit: in millions of Won except number of hours)
Period	Auditors	Contents	Audit Contract		Actual Performance
			Fee	Total number of hours	Fee	Total number of hours
Year ended December 31, 2023	Ernst & Young Han Young	Quarterly and semi-annual review	2,780	24,800	2,780	24,800
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit
Year ended December 31, 2022	Ernst & Young Han Young	Quarterly and semi-annual review	2,700	24,100	2,700	24,100
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit
Year ended December 31, 2021	KPMG Samjong Accounting Corp.	Quarterly and semi-annual review	2,450	24,500	2,450	24,500
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit

49

C.	Non-Audit Services Contracts with Independent Auditors

	(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Year ended December 31, 2023	—	—	—	—
Year ended December 31, 2022	—	—	—	—
Year ended December 31, 2021	May 17, 2021	Confirmation of financial information in connection with frequency reallocation application	May 17, 2021 – May 24, 2021	2
	May 26, 2021	Audit and review of financial statements of the newly established company and subsidiaries involved in the Spin-off	May 26, 2021 – July 28, 2021	1,143
	August 5, 2021	Review of carve-out financial statements in connection with the Spin-off	August 5, 2021 – August 13,2021	10

D.	Discussions between Audit Committee and Independent Auditors

Date	Attendance	Method	Key Matters Discussed
February 22, 2022	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 1	In-person	Report on 2021 critical audit matters and results of audit of financial statements; report on results of 2021 internal accounting management system audit

April 27, 2022	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 1	In-person	Report on 2021 Public Company Accounting Oversight Board audit results; report on 2022 audit plan and selection of critical audit matters

July 27, 2022	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 1	In-person	Report on results of external auditors’ 2022 semi-annual review

December 19, 2022	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 2	In-person	Report on the 2022 financial report internal control test result; report on audit plans at the end of the period

February 22, 2023	Company’s Audit Committee: 4 Accounting Firm’s Independent Auditor: 2	In-person	Report on 2022 results of audit of financial statements; report on results of 2022 internal accounting management system audit

April 19, 2023	Company’s Audit Committee: 4 Auditor: 1	In-person	Report on 2022 Public Company Accounting Oversight Board audit results; report on audit plans for 2023

July 26, 2023	Company’s Audit Committee: 4 Auditor: 1	In-person	Report on results of external auditors’ 2023 semi-annual review

December 18, 2023	Company’s Audit Committee: 4 Auditor: 1	In-person	Report on the 2023 financial report internal control test result; report on audit plans at the end of the period

February 20, 2024	Company’s Audit Committee: 4 Auditor: 1	In-person	Report on 2023 results of audit of financial statements; report on results of 2023 internal accounting management system audit

50

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1. Board of Directors

A.	Overview of the Composition of the Board of Directors

The Board of Directors is composed of eight members: two inside directors, five independent directors and one non-executive director. The Board of Directors operates the following five committees: Independent Director Nomination Committee, Audit Committee, Future Strategy Committee, Compensation Committee, and ESG Committee.

(As of December 31, 2023)
Total number of directors	Inside directors	Non-executive director	Independent directors
8	Young Sang Ryu, Jong Ryeol Kang	Kyu-Nam Choi	Yong-Hak Kim, Seok-Dong Kim, Youngmin Yoon, Junmo Kim, Haeyun Oh

*

At the 39th General Meeting of Shareholders held on March 28, 2023, Haeyun Oh was newly elected as independent director and audit committee member, Yong-Hak Kim was re-elected as independent director and audit committee member, and Junmo Kim was re-elected as independent director.

B.	Significant Activities of the Board of Directors

(As of March 15, 2024)

Meeting	Date	Agenda	Approval
474th (the 1st meeting of 2023)	February 7, 2023

•  Financial statements as of and for the year ended December 31, 2022

•  Annual business report for the year ended December 31, 2022

•  2023 health and safety plan

•  Disposal of treasury shares

•  Donations for ESG management (creation of social value)

•  2022 KPI evaluation

•  Transaction with SK Broadband Inc.

•  Report for the period after the fourth quarter of 2022

•  Public communication of 2023 business plans

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed — —

475th (the 2nd meeting of 2023)	February 23, 2023

•  Report of internal accounting management system

•  Convocation of the 39th General Meeting of Shareholders

•  Compensation of representative director and inside director

•  Disposal of treasury shares

•  2023 donations to the Korea Fencing Federation

•  Results of evaluation of internal accounting management system

— Approved as proposed Approved as proposed Approved as proposed Approved as proposed —

476th (the 3rd meeting of 2023)	March 28, 2023

•  Election of the chairman of the Board of Directors

•  Appointment of committee members

•  Determination of KPIs for 2023

•  Transactions with SK Inc. in the second quarter of 2023

•  Adjustments to allotment of 2023 operating expenses for SK Academy

•  Results of personal credit information management and protection status inspection

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed —

477th (the 4th meeting of 2023)	April 20, 2023

•  Disposal of treasury shares

•  Dividends for the first quarter of 2023

•  Capital investment in SK Telecom Americas, Inc. for the global promotion of A.

•  Payment of special Korea Chamber of Commerce and Industry membership fee to support the hosting of Busan World Expo

•  Payment of operating expenses of SUPEX Council for 2023

•  Report for the period after the first quarter of 2023

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed —

51

Meeting	Date	Agenda	Approval

478th (the 5th meeting of 2023)	June 22, 2023	• Transactions with SK Inc. in the third quarter of 2023 • Delisting of ADRs from the London Stock Exchange	Approved as proposed Approved as proposed

479th (the 6th meeting of 2023)	July 26, 2023

•  Report for the first half of 2023

•  Dividends for the second quarter of 2023

•  Entry into trust agreement for the repurchase of treasury shares

•  Disposal of treasury shares

•  Compensation of representative director and inside director

•  Report for the period after the second quarter of 2023

— Approved as proposed Approved as proposed Approved as proposed Approved as proposed —

480th (the 7th meeting of 2023)	September 20, 2023	• Capital investment in Atlas Investment for the expansion of investment resources of SK Telecom Innovation Fund, L.P. • Transactions with SK Inc. in the fourth quarter of 2023	Approved as proposed Approved as proposed

481st (the 8th meeting of 2023)	October 25, 2023	• Dividends for the third quarter of 2023 • Report for the period after the third quarter of 2023	Approved as proposed —

482nd (the 9th meeting of 2023)	November 23, 2023	• Establishment of policy for the recovery of erroneously awarded compensation • Additional 2023 donations to the Korea Fencing Federation	Approved as proposed Approved as proposed

483rd (the 10th meeting of 2023)	December 6, 2023	• Re-appointment of representative director	Approved as proposed

484th (the 11st meeting of 2023)	December 6, 2023	• 2024 organizational changes and appointment of executive officers	—

485th (the 12nd meeting of 2023)	December 18, 2023

•  Issuance and delegation of electronic short-term bonds

•  Procurement and delegation of long-term borrowings

•  Extension of contract for the usage of the SK brand

•  IT system maintenance contracts in 2024

•  Allotment of operating expenses for business aircraft in 2024

•  Allotment of 2024 operating expenses for SK Academy

•  Transaction with SK Pinx in 2024

•  Transaction with SK Inc. in the first quarter of 2024

•  Business plans for 2024

•  Health and safety plan for 2024

•  Results of compliance activities in 2023 and plans for 2024

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

—

486th (the 1st meeting of 2024)	January 19, 2024	• 2023 KPI evaluation • Report for the period after the fourth quarter of 2023	Approved as proposed —

487th (the 2nd meeting of 2024)	January 25, 2024	• Compensation of representative director • Compensation of inside director, Jong Ryeol Kang • Disposal of treasury shares	Approved as proposed Approved as proposed Approved as proposed

488th (the 3rd meeting of 2024)	February 2, 2024	• Financial statements as of and for the year ended December 31, 2023 • Annual business report for the year ended December 31, 2023	Approved as proposed Approved as proposed

489th (the 4th meeting of 2024)	February 21, 2024

•  Report of internal accounting management system

•  Convocation of the 40th General Meeting of Shareholders

•  Determination of KPIs for 2024

•  2024 donations to the Korea Fencing Federation

•  Results of evaluation of internal accounting management system

— Approved as proposed Approved as proposed Approved as proposed —

*	Line items that do not show approval are for reporting purposes only.

52

C.	Committees within Board of Directors

(1)	Committee structure

(a)	Independent Director Nomination Committee (as of December 31, 2023)

Total number of persons	Names of Member Directors	Task
4	Yong-Hak Kim, Seok-Dong Kim, Junmo Kim, Kyu-Nam Choi	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee must be independent directors.

(b) Strategy Committee (as of December 31, 2023)

Total number of persons	Names of Member Directors	Task
8	Yong-Hak Kim, Seok-Dong Kim, Youngmin Yoon, Junmo Kim, Haeyun Oh, Young Sang Ryu, Kyu-Nam Choi, Jong Ryeol Kang	Discuss mid- to long-term strategic direction, establish management goals and evaluate performance

*	The Future Strategy Review Committee is a committee established by the resolution of the Board of Directors.

(c) Compensation Committee (as of December 31, 2023)

Total number of persons	Names of Member Directors	Task
4	Yong-Hak Kim, Seok-Dong Kim, Youngmin Yoon, Kyu-Nam Choi	Nomination of CEO candidate(s) and review of CEO and inside director remuneration amount

*	The Compensation Committee is a committee established by the resolution of the Board of Directors.

(d) ESG Committee (as of December 31, 2023)

Total number of persons	Names of Member Directors	Task
4	Youngmin Yoon, Junmo Kim, Haeyun Oh, Jong Ryeol Kang	Deliberation of plans and performance in the major areas of ESG, mandatory ESG disclosure matters and ESG stakeholder communication

*	The ESG Committee is a committee established by the resolution of the Board of Directors.

(e) Audit Committee (as of December 31, 2023)

Total number of persons	Names of Member Directors	Task
4	Seok-Dong Kim, Yong-Hak Kim, Haeyun Oh, Youngmin Yoon	Review of financial statements and supervision of independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

53

2. Audit System

The Company’s Audit Committee consists of four independent directors, Seok-Dong Kim (chairman of the Audit Committee and financial and accounting expert), Yong-Hak Kim, Haeyun Oh and Youngmin Yoon.

Major activities of the Audit Committee as of March 15, 2024 are set forth below.

Meeting	Date	Agenda	Approval
The 1st meeting of 2023	February 6, 2023

•  Collective approval of the services provided by external auditors in 2023

•  Ethical management performance for fiscal year 2022 and mid-term business audit plan for fiscal year 2023

•  Status and results of evaluation of the Company’s ethical management disclosure

Approved as proposed Approved as proposed —

The 2nd meeting of 2023	February 22, 2023

•  Evaluation of the operational status of internal accounting management system

•  Audit committee’s opinion on internal monitoring apparatus

•  Confirmation of agenda of the 39th General Meeting of Shareholders and opinions on document investigation

•  Audit report for the 39th period

•  Contracts related to the distribution of free gifts to fixed-line clients in 2023

•  Operation of internal accounting management system

•  Audit results for fiscal year 2022

•  Internal accounting management system audit results for fiscal year 2022

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed — — —

The 3rd meeting of 2023	March 27, 2023	• Contributions to company employee welfare fund for 2023 • Contract for maintenance services of optical cables in 2023 • Contract for maintenance services of transmission equipment in 2023	Approved as proposed Approved as proposed Approved as proposed

The 4th meeting of 2023	April 19, 2023	• Appointment of committee chairman • PCAOB audit results for fiscal year 2022 • Audit plan for fiscal year 2023 • Regular business audit plan of subsidiaries	Approved as proposed — — —

The 5th meeting of 2023	May 24, 2023	• Smart ship machinery supply contract with SK Oceanplant • Results of first regular business audit of 2023	Approved as proposed —

The 6th meeting of 2023	July 26, 2023

•  Review of ethical management and business audit performance for the first half of 2023 and plans for the second half of 2023

•  Evaluation of results of the 2022 external audit service

•  Review of results of external auditor’s review for the first half of 2023

Approved as proposed — —

The 7th meeting of 2023	September 19, 2023	• Results of second regular business audit of 2023	—

The 8th meeting of 2023	October 25, 2023	• Key audit areas for the internal accounting control system of the audit committee	—

The 9th meeting of 2023	November 22, 2023

•  Results of ethical management evaluation for 2023

•  Results of leadership initiative evaluation for 2023

•  Compliance status of audit committee’s authority and duties

•  Approval of audit contracts for subsidiary companies

•  Approval of internal audit director’s evaluation for 2023

•  Approval of internal audit department’s organization for 2023

— — — Approved as proposed Approved as proposed Approved as proposed

54

Meeting	Date	Agenda	Approval

The 10th meeting of 2023	December 18, 2023

•  Results of 2023 financial statement internal control test and end of the period audit plans

•  Approval of external audit contract

•  Transaction with PS&Marketing in 2024

•  Transaction with SK Broadband in 2024

•  Goods and service transaction with SK Planet in 2024

•  Goods and service transaction with SK Hynix in 2024

•  Goods and service transaction with 11 Street in 2024

•  Goods and service transaction with Wavve in 2024

•  Goods and service transaction with Dreamus Company in 2024

•  Goods and service transaction with One Store 2024

•  Base station maintenance services in 2024

•  Exchange equipment operational support service in 2024

•  Delegation of consultations for unpaid amounts and collection of accounts receivable in 2024

•  Service management of client contact channels in 2024

•  Fixed-line and wireless infrastructure construction service transactions in 2024

•  Goods transaction with Happy Narae in 2024

—

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

The 1st meeting of 2024	February 1, 2024	• Collective approval of the services provided by external auditors in 2024 • Results of first regular business audit of 2024	Approved as proposed —

The 2nd meeting of 2024	February 20, 2024

•  Operation of internal accounting management system

•  Audit results for fiscal year 2023

•  Internal accounting management system audit results for fiscal year 2023

•  Ethical management performance for fiscal year 2023 and business audit plan for fiscal year 2024

•  Audit committee’s opinion on internal monitoring apparatus

•  Evaluation of the operational status of internal accounting management system

•  Confirmation of agenda of the 40th General Meeting of Shareholders and opinions on document investigation

•  Audit report for the 40th period

•  Contracts related to the distribution of free gifts to fixed-line clients in 2024

— — — Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

*	The internal accounting manager reported in writing the plans for the evaluation of internal accounting management system operation to the audit committee in April 2023.

3. Shareholders’ Exercise of Voting Rights

A.	Voting System and Exercise of Minority Shareholders’ Rights

(As of December 31, 2023)

Classification of Voting System	Cumulative voting system	Written voting system	Electronic voting system
Adoption status	Selected	Not adopted	Adopted
Implementation status	—	—	Conducted during the 39th General Meeting of Shareholders

The Company implemented a proxy solicitation procedure for the 39th General Meeting of Shareholders, pursuant to which shareholders were permitted to provide written proxy to exercise their voting rights.

55

VII.	SHAREHOLDERS

1. Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of December 31, 2023)	(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Inc.	Largest Shareholder	Common share	65,668,397	30.01	65,668,397	30.01
Tae Won Chey	Officer of the Company	Common share	303	0.00	303	0.00
Dong Hyun Jang	Officer of affiliated company	Common share	762	0.00	762	0.00
Jung Ho Park	Officer of the Company	Common share	21,530	0.01	21,530	0.01
Young Sang Ryu	Officer of the Company	Common share	7,340	0.00	11,974	0.01
Yong-Hak Kim	Officer of the Company	Common share	1,711	0.00	3,358	0.00
Seok-Dong Kim	Officer of the Company	Common share	1,447	0.00	2,785	0.00
Youngmin Yoon	Officer of the Company	Common share	1,447	0.00	2,785	0.00
Haeyun Oh	Officer of the Company	Common share	0	0.00	1,338	0.00
Junmo Kim	Officer of the Company	Common share	1,447	0.00	2,785	0.00
Kyu-nam Choi	Officer of the Company	Common share	455	0.00	455	0.00
Poong Young Yoon	Officer of affiliated company	Common share	2,733	0.00	2,733	0.00
Jong Ryeol Kang	Officer of the Company	Common share	3,484	0.00	5,758	0.00
Total		Common share	65,712,503	30.03	65,724,963	30.03

*	The number of shares owned and ownership ratio as of the beginning of the period account for the 1,447 shares owned by Jung Ho Ahn, whose term expired in March 2023.
**	The number of shares owned and ownership ratio as of the beginning of the period do not account for the shares owned by Haeyun Oh, who was newly appointed in March 2023.

B.	Overview of the Largest Shareholder

As of December 31, 2023, the Company’s largest shareholder was SK Inc. SK Inc. was established on April 13, 1991 and was made public on the securities market on November 11, 2009 under the identification code “034730.” SK Inc. is located at 26, Jong-ro, Jongno-gu, Seoul, Korea. SK Inc.’s telephone number is +82-2-2121-5114 and its website is https://www.sk-inc.com/.

C.	Changes in Shareholdings of the Largest Shareholder and Related Persons

56

Changes in shareholdings of the largest shareholder are as follows:

(As of December 31, 2023)		(Unit: in shares and percentages)
Largest Shareholder	Date of the change	Shares Held*	Holding Ratio	Remarks
SK Inc.	February 4, 2021	21,628,971	26.79	Jung Ho Park, representative director of the Company, purchased 1,000 additional shares; Young Sang Ryu, inside director of the Company, acquired 500 additional shares.
	May 6, 2021	21,628,971	30.02	Changes in equity ratio due to cancellation of treasury shares
	June 21, 2021	21,629,471	30.02	Independent directors, Yong-Hak Kim, Seok-Dong Kim, Jung Ho Ahn, Youngmin Yoon and Junmo Kim, each acquired 100 shares (total of 500 shares)
	October 12, 2021	21,629,621	30.02	Kyu-Nam Choi, independent director of the Company, acquired 150 shares.
	October 25, 2021	21,629,821	30.02	Jung Ho Park, representative director of the Company, and Young Sang Ryu, inside director of the Company each acquired 100 additional shares (total of 200 shares).
	October 28, 2021	108,149,105	30.02	Changes in total number of shares due to stock-split
	November 2, 2021	65,688,437	30.02	Changes in total number of shares due to the Spin-off; Poong Young Yoon, inside director of SK Square, acquired 2,733 shares.
	January 24, 2022	65,695,437	30.02	Jung Ho Park, director of the Company’s affiliate, and Young Sang Ryu, representative director of the Company, acquired 3,000 and 4,000 shares, respectively.
	February 25, 2022	65,703,035	30.02	Jung Ho Park, director of the Company’s affiliate, acquired 7,598 shares.
	March 25, 2022	65,706,519	30.03	Jong Ryeol Kang, inside director of the Company, acquired 3,484 shares.
	May 3, 2022	65,712,503	30.03	Four independent directors of the Company, Youngmin Yoon, Jung Ho Ahn, Junmo Kim, Seok-dong Kim, each acquired 1,144 shares. Yong-Hak Kim, another independent director of the Company, acquired 1,408 shares.
	February 27, 2023	65,719,411	30.03	Young Sang Ryu, representative director of the Company, and Jong Ryeol Kang, inside director of the Company, acquired 4,634 and 2,274 shares, respectively.
	March 28, 2023	65,717,964	30.03	Retirement of Jung Ho Ahn, independent director of the Company (1,447 shares)
	April 21, 2023	65,724,963	30.03	Four independent directors, Youngmin Yoon, Haeyun Oh, Junmo Kim and Seok-dong Kim each acquired 1,338 shares. Yong-Hak Kim, independent director of the Company, acquired 1,647 shares.

2. Distribution of Shares

A.	Shareholders with Ownership of 5% or Greater

(As of December 31, 2023)	(Unit: in shares and percentages)
Name (title)	Common share
	Number of shares	Ownership ratio	Remarks
SK Inc.	65,668,397	30.01%	—
National Pension Service	16,330,409	7.46%	—
Citibank ADR	13,722,598	6.27%	—
Shareholdings under the Employee Stock Ownership Program	—	—	—

57

B.	Minority Shareholders

(As of December 31, 2023)	(Unit: in shares and percentages)
Classification	Shareholders			Ownership
	Number of minority shareholders	Total number of shareholders	Ratio (%)	Number of shares owned by minority shareholders	Total number of shares issued	Ratio (%)
Minority shareholders*	212,691	212,700	99.9	104,391,612	218,833,144	47.7

*	Shareholders who hold less than 1% of total voting shares issued.

3. Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

		(Unit: in Won and shares)
Types		July 2023	August 2023	September 2023	October 2023	November 2023	December 2023
Common stock	Highest	46,350	48,300	52,000	50,300	52,300	51,100
	Lowest	43,550	46,150	47,700	47,700	48,400	49,250
	Average	45,343	47,039	49,711	49,389	50,893	50,150
Daily transaction volume	Highest	1,496,474	721,893	1,351,955	1,824,321	6,744,768	1,262,024
	Lowest	291,369	316,415	242,582	266,126	339,393	396,233
Monthly transaction volume		13,271,276	10,568,918	13,011,466	11,526,288	19,303,798	12,376,553

B. Foreign Securities Market (New York Stock Exchange)
		(Unit : in US$ and ADRs)
Types		July 2023	August 2023	September 2023	October 2023	November 2023	December 2023
Depositary receipt	Highest	20.11	20.21	21.46	21.16	22.61	22.04
	Lowest	18.64	19.35	19.90	19.71	20.43	21.07
	Average	19.63	19.73	20.74	20.37	21.71	21.43
Daily transaction volume	Highest	713,100	552,500	554,100	996,700	651,600	600,000
	Lowest	222,800	188,100	193,900	152,300	176,000	168,000
Monthly transaction volume		8,217,400	7,085,000	6,146,600	7,422,500	7,196,200	6,717,100

58

VIII.	EMPLOYEES AND DIRECTORS

1. Officers and Employees

A.	Employees

(As of December 31, 2023)	(Unit: in persons and millions of Won)
Business segment	Gender	Number of employees					Average length of service (years)	Aggregate wage for the year of 2023	Average wage per person
		Employees without a fixed term of employment		Employees with a fixed term of employment		Total
		Total	Part-time employees	Total	Part-time employees
—	Male	4,280	—	97	—	4,377	14.9	714,653	163
—	Female	1,000	—	202	—	1,202	8.6	130,730	109
Total		5,280	—	299	—	5,579	13.6	845,383	152

B.	Compensation of Unregistered Officers

(As of December 31, 2023)	(Unit: in persons and millions of Won)
Number of Unregistered Officers	Aggregate wage for the first six months of 2023	Average wage per person
91	47,182	518

2. Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of December 31, 2023)	(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	8	12,000

B.	Amount Paid

(1) Total Amount

(As of December 31, 2023)	(Unit: in millions of Won)
Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
8	4,114	588	—

*	The number of directors includes one non-executive director who did not receive any compensation.
**	The average amount paid per director excludes one non-executive director who did not receive any compensation.

(2) Amount by Classification

(As of December 31, 2023)	(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
Inside Directors	3	3,295	1,648	—
Independent Directors (Excluding Audit Committee Members)	1	165	165	—
Audit Committee Members	4	653	163	—
Auditor	—	—	—	—

*	The number of directors includes one non-executive director who did not receive any compensation.

59

**	The average amount paid per director excludes one non-executive director who did not receive any compensation.

3. Individual Compensation of Directors and Officers

A.	Remuneration for Individual Directors (among those Paid over Won 500 Million per Year)

(As of December 31, 2023)		(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Young Sang Ryu	Representative Director	2,065	25,380 PSUs
Jong Ryeol Kang	Inside Director	1,230	4,400 PSUs

*

Young Sang Ryu and Jong Ryeol Kang, two of the registered directors, were granted performance stock units (“PSUs”) pursuant to the Company’s equity compensation plan in consideration of their short- and long-term achievements. See “VIII. Employees and Directors — 4. Stock Options Granted and Exercised — C. Equity Compensation Plans” for additional details on the basis for, process and key details of the PSUs.

B.	Composition of Total Remuneration

Name	Composition
Young Sang Ryu	Total remuneration: Won 2,065 million • Salary: Won 1,200 million • Bonus: Won 836 million • Other earned income: Won 29 million
Jong Ryeol Kang	Total remuneration: Won 1,230 million • Salary: Won 700 million • Bonus: Won 525 million • Other earned income: Won 5 million

C.	Remuneration for the Five Highest-Paid Officers (among those Paid over Won 500 Million per Year)

(As of December 31, 2023)			(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Jin Woo So	Vice Chairman	2,537	—
Man Seog Ryu	Head of SK Academy	2,242	—
Young Sang Ryu	Representative Director	2,065	25,380 PSUs
Yong-Seop Yum	Head of SK Research Institute	1,713	—
HyunA Lee	Vice President	1,413	1,000 PSUs

*

Young Sang Ryu and HyunA Lee were granted PSUs pursuant to the Company’s equity compensation plan in consideration of their short- and long-term achievements. See “VIII. Employees and Directors — 4. Stock Options Granted and Exercised — C. Equity Compensation Plans” for additional details on the basis for, process and key details of the PSUs.

60

D.	Composition of Total Remuneration

Name	Composition
Jin Woo So	Total remuneration: Won 2,537 million • Salary: — • Bonus: Won 2,537 million • Other earned income: —

Man Seog Ryu	Total remuneration: Won 2,242 million • Salary: Won 489 million • Bonus: Won 362 million • Severance: Won 1,391 million

Young Sang Ryu	Total remuneration: Won 2,065 million • Salary: Won 1,200 million • Bonus: Won 836 million • Other earned income: 29

Yong-Seop Yum	Total remuneration: Won 1,713 million • Salary: Won 825 million • Bonus: Won 888 million • Other earned income: —

HyunA Lee	Total remuneration: Won 1,413 million • Salary: Won 430 million • Bonus: Won 338 million • Other earned income: Won 4 million • Severance: Won 641 million

4. Stock Options Granted and Exercised

A.	Stock Options Granted to Directors and Auditors

(As of December 31, 2023)
Classification	Number of Directors	Fair Value of Stock Options (Won)	Remarks
Inside Directors (Excluding Independent Directors and Audit Committee Members)	2	1,679,967,757	—
Independent Directors (Excluding Audit Committee Members)	—	—	—
Audit Committee Members	—	—	—
Executives	15	502,537,741	Includes directors of affiliates
Total	17	2,170,665,238	—

B.	Stock Options Granted and Exercised

(As of December 31, 2023)				(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Initially Granted	Changes during Reporting Period		Total Changes		Unexercised as of End of Reporting Period	Exercise Period	Exercise Price
					Exercised	Canceled	Exercised	Canceled
Young Sang Ryu	Inside Director	February 20, 2018	Issuance of treasury stock, cash settlement	4,123	—	4,123	—	4,123	—	February 21, 2020 – February 20, 2023	50,824
Young Sang Ryu	Inside Director	March 26, 2019	Issuance of treasury stock, cash settlement	5,265	—	—	—	—	5,265	March 27, 2021 – March 26, 2024	50,862
Young Sang Ryu	Inside Director	March 26, 2020	Issuance of treasury stock, cash settlement	7,145	—	—	—	—	7,145	March 27, 2023 – March 26, 2027	38,452

61

(As of December 31, 2023)				(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Initially Granted	Changes during Reporting Period		Total Changes		Unexercised as of End of Reporting Period	Exercise Period	Exercise Price
					Exercised	Canceled	Exercised	Canceled
Young Sang Ryu	Inside Director	March 25, 2021	Issuance of treasury stock, cash settlement	18,190	—	—	—	—	18,190	March 26, 2023 – March 25, 2026	50,276
Young Sang Ryu	Inside Director	March 25, 2022	Issuance of treasury stock, cash settlement	295,275	—	196,850	—	196,850	98,425	March 26, 2025 – March 25, 2029	56,860
Jong Ryeol Kang	Inside Director	March 26, 2020	Issuance of treasury stock, cash settlement	6,219	—	—	—	—	6,219	March 27, 2023 – March 26, 2027	38,452
Jong Ryeol Kang	Inside Director	March 25, 2021	Issuance of treasury stock, cash settlement	7,136	—	—	—	—	7,136	March 26, 2023 – March 25, 2026	50,276
Jong Ryeol Kang	Inside Director	March 25, 2022	Issuance of treasury stock, cash settlement	21,743	—	—	—	—	21,743	March 26, 2024 – March 25, 2027	56,860
Jong Ryeol Kang	Inside Director	March 28, 2023	Issuance of treasury stock, cash settlement	22,000	—	22,000	—	22,000	—	March 29, 2025 – March 28, 2028	47,280
Dong Hwan Cho	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	4,631	—	—	—	—	4,631	March 27, 2023 – March 26, 2027	38,452
Dong Hwan Cho	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	5,375	—	—	—	—	5,375	March 26, 2023 – March 25, 2026	50,276
Dong Hwan Cho	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	8,697	—	—	—	—	8,697	March 26, 2024 – March 25, 2027	56,860
Dong Hwan Cho	Unregistered Officer	March 28, 2023	Issuance of treasury stock, cash settlement	12,000	—	12,000	—	12,000	—	March 29, 2025 – March 28, 2028	47,280
HyunA Lee	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	4,631	—	—	—	—	4,631	March 27, 2023 – March 26, 2027	38,452
HyunA Lee	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	8,746	—	—	—	—	8,746	March 26, 2023 – March 25, 2026	50,276
HyunA Lee	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	12,884	—	—	—	—	12,884	March 26, 2024 – March 25, 2027	56,860
HyunA Lee	Unregistered Officer	March 28, 2023	Issuance of treasury stock, cash settlement	12,000	—	12,000	—	12,000	—	March 29, 2025 – March 28, 2028	47,280
Myung Jin Han	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	4,403	—	—	—	—	4,403	March 26, 2023 – March 25, 2026	50,276
Myung Jin Han	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	11,274	—	—	—	—	11,274	March 26, 2024 – March 25, 2027	56,860
Myung Jin Han	Unregistered Officer	March 28, 2023	Issuance of treasury stock, cash settlement	12,000	—	12,000	—	12,000	—	March 29, 2025 – March 28, 2028	47,280
Bong Ho Lim	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	8,858	—	—	—	—	8,858	March 26, 2024 – March 25, 2027	56,860

62

(As of December 31, 2023)				(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Initially Granted	Changes during Reporting Period		Total Changes		Unexercised as of End of Reporting Period	Exercise Period	Exercise Price
					Exercised	Canceled	Exercised	Canceled
Bong Ho Lim	Unregistered Officer	March 28, 2023	Issuance of treasury stock, cash settlement	12,000	—	12,000	—	12,000	—	March 29, 2025 – March 28, 2028	47,280
Jin Won Kim	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	10,629	—	—	—	—	10,629	March 26, 2024 – March 25, 2027	56,860
Jin Won Kim	Unregistered Officer	March 28, 2023	Issuance of treasury stock, cash settlement	12,000	—	12,000	—	12,000	—	March 29, 2025 – March 28, 2028	47,280
Yong Joo Park	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	10,334	—	—	—	—	10,334	March 26, 2024 – March 25, 2027	56,860
Yong Joo Park	Unregistered Officer	March 28, 2023	Issuance of treasury stock, cash settlement	12,000	—	12,000	—	12,000	—	March 29, 2025 – March 28, 2028	47,280
Hee Sup Kim	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	7,086	—	—	—	—	7,086	March 26, 2024 – March 25, 2027	56,860
Hee Sup Kim	Unregistered Officer	March 28, 2023	Issuance of treasury stock, cash settlement	12,000	—	12,000	—	12,000	—	March 29, 2025 – March 28, 2028	47,280
Jung Whan Ahn	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	8,858	—	—	—	—	8,858	March 26, 2024 – March 25, 2027	56,860
Jung Whan Ahn	Unregistered Officer	March 28, 2023	Issuance of treasury stock, cash settlement	12,000	—	12,000	—	12,000	—	March 29, 2025 – March 28, 2028	47,280
Kyeong Deog Kim	Unregistered Officer	March 28, 2023	Issuance of treasury stock, cash settlement	12,000	—	12,000	—	12,000	—	March 29, 2025 – March 28, 2028	47,280
Hyuk Kim	Unregistered Officer	March 28, 2023	Issuance of treasury stock, cash settlement	12,000	—	12,000	—	12,000	—	March 29, 2025 – March 28, 2028	47,280
Min Yong Ha	Unregistered Officer	March 28, 2023	Issuance of treasury stock, cash settlement	12,000	—	12,000	—	12,000	—	March 29, 2025 – March 28, 2028	47,280
Young Log Cho	Unregistered Officer	March 28, 2023	Issuance of treasury stock, cash settlement	12,000	—	12,000	—	12,000	—	March 29, 2025 – March 28, 2028	47,280
Yong Hun Kim	Unregistered Officer	March 28, 2023	Issuance of treasury stock, cash settlement	12,000	—	12,000	—	12,000	—	March 29, 2025 – March 28, 2028	47,280
Hyun Ki Chang	Unregistered Officer	March 28, 2023	Issuance of treasury stock, cash settlement	12,000	—	12,000	—	12,000	—	March 29, 2025 – March 28, 2028	47,280
Jung Ho Park	Officer of Affiliate	March 24, 2017	Issuance of treasury stock, cash settlement	67,320	—	67,320	—	67,320	—	March 25, 2020 – March 24, 2023	53,298
Jung Ho Park	Officer of Affiliate	March 24, 2017	Issuance of treasury stock, cash settlement	67,320	—	—	—	—	67,320	March 25, 2021 – March 24, 2024	57,562
Jung Ho Park	Officer of Affiliate	March 26, 2020	Issuance of treasury stock, cash settlement	337,408	—	—	—	—	337,408	March 27, 2023 – March 26, 2027	38,452

63

(As of December 31, 2023)				(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Initially Granted	Changes during Reporting Period		Total Changes		Unexercised as of End of Reporting Period	Exercise Period	Exercise Price
					Exercised	Canceled	Exercised	Canceled
Hyoung Il Ha	Officer of Affiliate	February 22, 2019	Issuance of treasury stock, cash settlement	4,749	—	—	—	—	4,749	February 23, 2021 – February 22, 2024	53,052
Hyoung Il Ha	Officer of Affiliate	March 26, 2020	Issuance of treasury stock, cash settlement	5,955	—	—	—	—	5,955	March 27, 2023 – March 26, 2027	38,452
Hyoung Il Ha	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	11,418	—	—	—	—	11,418	March 26, 2023 – March 25, 2026	50,276
Poong Young Yoon	Officer of Affiliate	March 26, 2020	Issuance of treasury stock, cash settlement	5,293	—	—	—	—	5,293	March 27, 2023 – March 26, 2027	38,452
Poong Young Yoon	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	10,203	—	—	—	—	10,203	March 26, 2023 – March 25, 2026	50,276
Seong Ho Ha	Officer of Affiliate	February 22, 2019	Issuance of treasury stock, cash settlement	4,157	—	—	—	—	4,157	February 23, 2021 – February 22, 2024	53,052
Seong Ho Ha	Officer of Affiliate	March 26, 2020	Issuance of treasury stock, cash settlement	5,028	—	—	—	—	5,028	March 27, 2023 – March 26, 2027	38,452
Seong Ho Ha	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	5,830	—	—	—	—	5,830	March 26, 2023 – March 25, 2026	50,276
Seong Ho Ha	Officer of Affiliate	March 25, 2022	Issuance of treasury stock, cash settlement	9,341	—	—	—	—	9,341	March 26, 2024 – March 25, 2027	56,860
Sang Kyu Shin	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	4,646	—	—	—	—	4,646	March 26, 2023 – March 25, 2026	50,276
Jae Seung Song	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	8,047	—	—	—	—	8,047	March 26, 2023 – March 25, 2026	50,276
Byung Hoon Ryu	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	3,796	—	—	—	—	3,796	March 26, 2023 – March 25, 2026	50,276

*	The stock options granted on March 28, 2023 were cancelled and replaced with PSUs.
**	Two-thirds of the stock options granted to Young Sang Ryu on March 25, 2022 were cancelled and replaced with PSUs.

C.	Equity Compensation Plans

(1) PSUs

Since 2023, the Company has been granting PSUs to certain registered officers (including the representative director), unregistered officers and officers of subsidiaries in order to align management and shareholder interests and further align growth in the Company’s enterprise value with management compensation. Future performance targets are set when entering into the relevant stock compensation agreement, and the final number of shares to be received by each grantee will be determined based on the achievement levels of such targets, subject to approval by the Board of Directors.

64

PSUs ranging between 0% and 100% of a grantee’s annual salary is initially granted, and such units are converted into shares ranging between 0% and 200% of the grantee’s annual salary at the time of the PSU grant after a three-year vesting period based on the rates of increase in the Company’s share price and the KOSPI 200 Index. In consideration of the representative director’s role and importance, additional shares of up to 100% of the representative director’s annual salary at the time of the PSU grant may be granted in recognition of his or her outstanding achievements if the share price increases by more than 100% and such increase has outpaced the increase in the KOSPI 200 Index by more than 50%. The validity of the PSUs is dependent on the grantee meeting a minimum term of incumbency under his or her title until the end of the year in which the PSUs were granted. The number of shares granted is subject to adjustments in cases of certain events including capital increases, stock splits, reverse stock splits and distribution of stock dividends.

(As of December 31, 2023)
Number of grantees	Number of PSUs granted	Shares granted in the year ended December 31, 2023	Cumulative shares granted as of December 31, 2023	Remaining shares to be granted
194	228,708	—	—	228,708

(2) Stock Appreciation Rights (“SARs”)

In 2021 and 2022, the Company granted SARs to certain executive officers as equity compensation following approval by the Board of Directors.

SARs entitle the grantee to receive in cash the product of (a) the difference between the share price at the time of grant and the share price after a three-year vesting period and (b) the number of shares of the Company’s common stock equal to 100% of a grantee’s annual salary.

If the grantee’s employment with the Company is terminated within two years of the grant date, no such payment is made. If a grantee’s employment with the Company is terminated at a date between two and three years after the grant date, settlement is made based on the share price on the termination date. The maximum payout is capped at 100% of the grantee’s annual salary at the time of grant.

(As of December 31, 2023)
Number of grantees	2021	86
	2022	72
Number of SARs granted	2021	253,081	*
	2022	338,525
Shares granted in the year ended December 31, 2023		—
Cumulative shares granted as of December 31, 2023		—
Remaining shares to be granted		— (to be paid out in cash)

*	The number of shares granted in 2021 reflects the effect of the Stock Split.

(3) Shareholder Participation Program

Since 2021, pursuant to Article 342 of the Korean Commercial Code, the Company has been operating the “Shareholder Participation Program” as equity compensation in order to align management and shareholder interests and strengthen commitment to enhance enterprise value.

All employees of the Company, including the representative director, are eligible to participate in the Shareholder Participation Program, under which the Company grants treasury shares equal to a portion of a participating employee’s bonus, upon individual application. The grant of treasury shares is subject to resolution by the Board of Directors.

The participating employee must be employed with the Company at the time of actual grant and there is no transfer restriction period. The number of treasury shares granted is subject to adjustments in cases of certain events including capital increases, stock splits, reverse stock splits and distribution of stock dividends.

65

(As of December 31, 2023)
Number of grantees	2021	1,985
	2022	2,005
	2023	1,863
Number of shares granted	2021	366,309	*
	2022	413,080
	2023	434,088
Shares granted in the year ended December 31, 2023		434,088
Cumulative shares granted as of December 31, 2023		1,213,477
Remaining shares to be granted		—

*	The number of shares granted in 2021 reflects the effect of the Stock Split.

(4) Stock Grant

Since 2021, the Company has been granting portions of independent directors’ remuneration in the form of shares in order to align the interests of the Board of Directors and shareholders. The grant of shares is subject to resolution by the Board of Directors.

The number of shares granted, which is in the form of treasury shares, is based on the independent director’s role and responsibility and the Company’s director compensation payment criteria. Transfer of such shares is restricted for three years following initial receipt. The number of treasury shares granted is subject to adjustments in cases of certain events including capital increases, stock splits, reverse stock splits and distribution of stock dividends.

(As of December 31, 2023)
Number of grantees	2021	5
	2022	5
	2023	5
Number of shares granted	2021	1,515	*
	2022	5,984
	2023	6,999
Shares granted in the year ended December 31, 2023**		6,999
Cumulative shares granted as of December 31, 2023**		1,545,708
Remaining shares to be granted**		—

*	The number of shares granted in 2021 reflects the effect of the Stock Split.
**	Reflects the total number of shares granted to employees and directors by the Company.

In 2021, following resolution by the Board of Directors, the Company awarded treasury shares to all employees in order to enhance enterprise value and maximize synergies following the Spin-off.

The treasury shares were granted to all of the Company’s then-current employees and the transfer of such shares was restricted for six months. The number of treasury shares granted is subject to adjustments in cases of capital increases, stock splits, reverse stock splits and distribution of stock dividends.

(As of December 31, 2023)
Number of grantees	5,054
Number of shares granted	1,531,210	*
Shares granted in the year ended December 31, 2023**	6,999
Cumulative shares granted as of December 31, 2023**	1,545,708
Remaining shares to be granted**	—

*	The number of shares granted in 2021 reflects the effect of the Stock Split.
**	Reflects the total number of shares granted to employees and directors by the Company.

IX.	RELATED PARTY TRANSACTIONS

1. Line of Credit Extended to the Largest Shareholder and Related Parties

None.

66

2. Transfer of Assets to/from the Largest Shareholder and Related Parties and Other Transactions

A.	Purchase and Dispositions of Investments

(As of December 31, 2023)	(Unit: in millions of Won)
Name (Corporate name)	Relationship	Purchase and Dispositions of Investments					Remarks
		Type of Investment	Transaction Details
			Beginning	Increase	Decrease	Ending
SK Telecom Americas, Inc.	Subsidiary	Shares	31,203	39,066	—	70,269	New acquisition
Atlas Investment	Subsidiary	Shares	145,518	34,030	—	179,548	New acquisition
Quantum Innovation Fund I	Subsidiary	Shares	11,626	240	(10,569)	1,297	New acquisition
SK Broadband Co., Ltd.	Subsidiary	Shares	2,215,427	1,438	—	2,216,865	Contribution

3. Transactions with the Largest Shareholder and Related Parties

(As of December 31, 2023)					(Unit: in millions of Won)
Counterparty	Relationship with Counterparty	Type	Transaction Period	Transaction Details	Transaction Amount
PS&Marketing	Related company	Purchase	January 1, 2023 – December 30, 2023	Marketing fees, etc.	1,266,660

4. Related Party Transactions

See Note 37 of the notes to the Company’s audited consolidated financial statements attached hereto for more information regarding related party transactions.

5. Other Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Parties listed above)

A.	Provisional Payment and Loans (including loans on marketable securities)

(As of December 31, 2023)			(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short-term loans	70,946	125,072	126,397	69,621	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,147	—	—	22,147	—	—

B.	Other transactions

See Note 37 of the notes to the Company’s audited consolidated financial statements attached hereto for more information regarding other related party transactions.

67

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1. Developments in the Items Mentioned in Prior Reports on Important Business Matters

None.

2. Contingent Liabilities

A.	Legal Proceedings

[SK Telecom]

As of December 31, 2023, the Company is involved in various pending legal proceedings, and the provisions recognized for these proceedings are not material. The management of the Company has determined that there are currently no present obligations in connection with proceedings for which no provision has been recognized. The management has also determined that the outcome of these proceedings will not have a significant impact on the Company’s financial position and operating performance.

[SK Broadband]

As of December 31, 2023, there were 19 pending lawsuits against SK Broadband (aggregate amount of claims of Won 8,740 million), and provisions in the amount of Won 218 million in connection with such lawsuits were recognized.

B.	Other Contingent Liabilities and Guarantees for Payment

[SK Telecom]

None.

[SK Broadband]

As of December 31, 2023, SK Broadband has entered into revolving credit facilities with a limit of Won 130 billion with three financial institutions including Hana Bank in relation to its loans.

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

SK Broadband has provided “geun” mortgage amounting to Won 1,228 million on certain of its buildings, including Gyeyang Guksa, in connection with leasing of such buildings.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunications services with SK Telecom.

As of December 31, 2023, SK Broadband has been provided with the following material payment guarantees by other parties.

		(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract and defect performance guarantee	35,837
Korea Content Financial Cooperative	Contract performance guarantee	39,763

[PS&Marketing]

As of December 31, 2023, PS&Marketing has been provided with the following material payment guarantees by other parties.

68

		(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Performance guarantee	1,636

[SK Telink]

As of December 31, 2023, SK Telink provided the following material payment guarantees to other parties.

			(Unit: in millions of Won)
Guarantor	Counterparty	Guaranteed Amount	Guarantee Details
SK Telink	Korea Coast Guard and others	1,671	Contract guarantee

As of December 31, 2023, SK Telink has been provided with the following material payment guarantees by other parties.

		(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract guarantee	679

[Home&Service]

As of December 31, 2023, Home&Service has been provided with the following material payment guarantees by other parties.

		(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Payment guarantees and warranties	4,398

[SK M&Service]

As of December 31, 2023, SK M&Service has entered into the following credit facilities with financial institutions.

		(Unit: billions of Won)
Financial Institution	Credit Limit	Details
KEB Hana Bank	10	Working capital loan
Industrial Bank of Korea	15	Working capital loan
Shinhan Bank	1	Payment guarantee

As of December 31, 2023, SK M&Service has been provided with the following material payment guarantees by other parties.

		(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Korea Tourism Organization and 36 other companies	Transaction performance guarantee	2,999
SK Energy	Transaction performance guarantee	700

[SK O&S]

As of December 31, 2023, SK O&S has been provided with the following material payment guarantees by other parties.

69

		(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract performance guarantee	50,000

[SK Stoa]

As of December 31, 2023, SK Stoa has been provided with the following material payment guarantees by other parties.

		(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Kookmin Bank	Performance guarantee	1,280
Kookmin Bank	Revolving credit	18,000

[SAPEON Korea]

As of December 31, 2023, SAPEON Korea has been provided with the following material payment guarantees by other parties.

		(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Payment guarantees and warranties	3,108

3. Status of Sanctions, etc.

[SK Telecom]

A.	Sanctions by Investigative or Juridical Agencies

None.

B.	Sanctions by Administrative Agencies

(1) Sanctions by Financial Supervisory Authorities

None.

(2) Sanctions by the Korea Fair Trade Commission (the “KFTC”)

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Mar. 18, 2021	KFTC	SK Telecom	Decision of KFTC Meeting (No. 2021-075) • Correctional order (prohibition order against future actions) • Fine of Won 3,198 million	Although SK Telecom and SK Broadband believe that they allocated sales commissions for sales of IPTV-bundled plans based on reasonable standard, KFTC determined that SK Telecom unfairly supported SK Broadband by paying for part of the sales commissions payable by SK Broadband (Article 23-1(7) of the Monopoly Regulation and Fair Trade Act (“MRFTA”))	Decision confirmed; implementation of correctional order	Properly allocate sales commissions in accordance with court’s decision; strengthen compliance activities

70

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Aug. 25, 2021	KFTC	SK Telecom	Decision of KFTC Meeting (No. 2021-224) • Correctional order (prohibition order against future actions)	Unfair support to Loen by reducing the payment agent fee for “Melon” service for two years from 2010 to 2011 (Article 23-1(7) of the MRFTA)	Decision confirmed; implementation of correctional order	Strengthen compliance activities (despite low possibility of recurrence and minimal impact on the Company’s business)
Aug. 2, 2023	KFTC	SK Telecom	Decision of KFTC Meeting (No. 2023-107)	Inappropriate advertising practice relating to promotion of transmission speed of wireless services that may mislead consumers	Filed an administrative appeal seeking cancellation of administrative disposition	Notwithstanding the appeal, strengthen compliance activities related to advertising practices
Jan. 29, 2023	KFTC	SK Telecom	Decision of KFTC Meeting (No. 2024-031) • Correctional order (prohibition order against future actions) • Fine of Won 1,428 million	Collusion by four companies including SK Telecom in the bidding price or standard price during negotiations on costs for renting locations that house their base stations (Former Article 19-1(1) of the MRFTA)	Fine to be paid	Strengthen compliance activities, including collusion prevention training

(3) Sanctions by Tax Authorities

None.

(4) Sanctions by Other Administrative or Public Institutions

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Feb. 3, 2021	KCC	SK Telecom

Decision of 4th KCC Meeting of 2021

•   Submission of statistical data pursuant to Article 30 of the Location Information Act

•   Establishment and submission of recurrence prevention plan

•   Fine of Won 4.5 million

				Delay of submission of semi-annual data on personal location information request and provision to the National Assembly’s Science, ICT, Broadcasting and Communications Committee on four occasions (Article 30(2) of the Location Information Act, Article 30(4) of Enforcement Decree)	Decision confirmed; receipt for payment of fine issued; recurrence prevention plan submitted	Specify roles and responsibilities for compiling/sending statistical data to KCC and National Assembly; establish system for submission process (within 15 days after end of second quarter); include relevant information in transition documents to prevent omission in connection with personnel/organizational change
Dec. 29, 2021	KCC	SK Telecom	Decision of 59th KCC Meeting of 2021 • Announcement of correctional order • Establishment and submission of recurrence prevention plan • Fine of Won 1,490 million	Excessive financial support other than the disclosed subsidy for the sales of mobile terminal devices and discriminatory payment and payment inducement based on subscription type and rate plan (Articles 3-1, 4-5 and 15-2 of the MDDIA)	Decision confirmed; payment of fine completed and implementation plan submitted	Implement measures to prevent recurrence and establish a transparent incentive system for agents and distributors

71

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Dec. 30, 2021	MSIT	SK Telecom	Correctional order (resubmission of the business report for FY2020 to MSIT with mandated revisions); Fine of Won 128 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2020, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria (Article 49, Article 53-2, Article 92-1 of the Telecommunications Business Act)	Submitted the revised business report for FY2020 (Jan. 13, 2022); paid the fine (Jan. 24, 2022)	Improve business procedures to prevent errors
June 15, 2022	KCC	SK Telecom

Decision of 29th KCC Meeting of 2022

•   Announcement of correctional order

•   Improvement of operating procedures including fixed-line and wireless gift management system

•   Establishment and submission of recurrence prevention plan

•   Fine of Won 632 million

				Unreasonably discriminatory practice based on subscription type and rate plan in providing gifts with values that are over or below 15% of the applicable limit in the Company’s sales of Internet-bundled plans (Article 50 of the Telecommunications Business Act, Article 42-1 of Enforcement Decree and Article 4 of Standards for Unfair User Discrimination in Providing Economic Benefits)	Decision confirmed; implementation plan submitted and payment of fine completed	Immediately ceased such activities; improved fixed-line and wireless network gift registration system and service application process
Dec. 20, 2022	MSIT	SK Telecom	Correctional order (resubmission of the business report for FY2021 to MSIT with mandated revisions); Fine of Won 135 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2021, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria (Article 49, Article 53-2, Article 92-1 of the Telecommunications Business Act)	Submitted the revised business report for FY2021 (Jan. 3, 2023); paid the fine (Jan. 10, 2023)	Improve business procedures to prevent errors
Dec. 28, 2023	MSIT	SK Telecom	Correctional order (resubmission of the business report for FY2022 to MSIT with mandated revisions); Fine of Won 134 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2022, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria (Article 49, Article 53-2, Article 92-1 of the Telecommunications Business Act)	Submitted the revised business report for FY2022 (Jan. 11, 2024); paid the fine (Jan. 22, 2024)	Improve business procedures to prevent errors

72

[SK Broadband]

A. Sanctions by Investigative or Juridical Agencies

None.

B. Sanctions by Administrative Agencies

(1) Sanctions by Financial Supervisory Authorities

None.

(2) Sanctions by the KFTC

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Mar. 18, 2021	KFTC	SK Broadband	Correctional order and fine of Won 3.198 billion	Won 3.198 billion	Although SK Telecom and SK Broadband believe that they allocated sales commissions for sales of IPTV-bundled plans based on reasonable standard, KFTC determined that SK Telecom unfairly supported SK Broadband by paying for part of the sales commissions payable by SK Broadband (Article 23-1(7) of the MRFTA)	The Supreme Court of Korea dismissed the Company’s filing of an administrative proceeding and application for suspension of execution of the KFTC’s decision (Mar. 16, 2023)	To properly allocate sales commissions in accordance with court’s decision; strengthen compliance activities

(3) Sanctions by Tax Authorities

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Feb. 17, 2021	Seoul Regional Tax Office	SK Broadband	Fine	Won 596 million	Violation of tax bill collection obligation (Article 10 (1-4) and Article 18 of the Punishment of Tax Offenses Act)	Paid the fine	Provide measures against collusion and prevent further recurrences

(4) Sanctions by Other Administrative or Public Institutions

73

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Feb. 16, 2021	Central Radio Management Service	SK Broadband Sejong Broadcast	Fine	Won 2.8 million	Violated regulations on displaying sponsorship notice on public service advertisements (SK Broadband Sejong Broadcast) (Article 16 of the Act on Regulation of Violations of Public Order)	Paid the fine	—
Apr. 20, 2021	Central Radio Management Service	SK Broadband	Fine (Won 10 million)	Won 10 million	Illegally modified numbers were introduced during an illegal calling number modification blocking test for public and financial institutions as part of an inspection in 2020 (Failed to meet the requirements for appropriate technical measures to prevent harm to users) (Article 84-2 of the Telecommunications Business Act)	Paid the reduced amount of the fine (Won 4 million)	Analysis of the causes for the malfunctioning of the number theft blocking system and improvement of the system
June 8, 2021	Communication office of the KCC	SK Broadband	Fine (Won 3 million)	Won 3 million	Violated the Act on the Restriction of Transmission of Advertising Information for Commercial Purposes by requiring date of birth information from customers in order to stop receiving text message advertisements (Article 50(4) of the Information and Communications Network Act and Article 61(3) of its Enforcement Decree)	Paid the fine (July 6, 2021)	Improved the system so that users will no longer be asked to enter date of birth in order to stop receiving text message advertisements (Feb. 2021)
Aug. 10, 2021	KCC	SK Broadband	Correctional order (improvement of business practice)	—	Failure to explain or notify users that its high-speed Internet service was initiated without measuring the speed or without meeting the minimum guaranteed speed (Article 50 of the Telecommunications Business Act)	Submitted the correctional order implementation plan	Compliance with the correctional order

74

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Oct. 19, 2021	KCC; Communication office of the KCC	SK Broadband	Fine (Won 8 million)	Fine (Won 8 million)	Insufficient implementation of necessary measures for addressing service vulnerabilities and insufficient follow-up response to reports of spam messages, including insufficient implementation of sanctions against companies that engage in mass texting of spam messages (Act on Promotion of Information and Communications Network Utilization and Information and Article 50-4(4) of the Broadcasting Act)	Paid the fine (November 10, 2021)	Improvement of the measures for addressing service vulnerabilities
Dec. 14, 2021	Central Radio Management Service	9 affiliated system operators of SK Broadband	Correctional order	—	Failure to execute the local channel investment plan (Article 99-1 of the Broadcasting Act)	Submitted the correctional order implementation plan	Compliance with the correctional order
Dec. 30, 2021	MSIT	SK Broadband	Correctional order (resubmi-ssion of the business report for FY2020 to MSIT with mandated revisions); Fine of Won 50 million	Won 50 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2020, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria (Article 49 of the Telecommunications Business Act)	Submitted the revised business report for FY2020 (Jan. 14, 2022); paid the fine (Jan. 24, 2022)	Improve business procedures to prevent errors
Dec. 30, 2021	MSIT	Tbroad	Correctional order (resubmission of the business report for FY2020 to MSIT with mandated revisions); Fine of Won 5 million	Won 5 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2020, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria (Article 49 of the Telecommunications Business Act)	Submitted the revised business report for FY2020 (Jan. 14, 2022); paid the fine (Jan. 24, 2022)	Improve business procedures to prevent errors
June 30, 2022	KCC	SK Broadband	Correctional order; Fine of Won 1.093 billion	Won 1.093 billion	Discriminatory practice in providing gifts to the Company’s users as part of its telecommunication bundle products (Article 50-1 of the Telecommunications Business Act and Article 42-1 of Enforcement Decree)	Submitted implementation plan; paid the fine (July 19)	Improve procedures; public announcement of correctional order

75

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Dec. 20, 2022	MSIT	SK Broadband	Correctional order (resubmission of the business report for FY2021 to MSIT with mandated revisions); Fine of Won 97 million	Won 97 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2021, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria (Article 49 of the Telecommunications Business Act)	Submitted the revised business report for FY2021 (Jan. 3, 2023); paid the fine (Jan. 10, 2023)	Improve business procedures to prevent errors
Jan. 20, 2023	KCC; Communication office of the KCC	SK Broadband	Fine of Won 3.75 million	Won 3.75 million	Violated the Act on the Restriction of Transmission of Advertising Information for Commercial Purposes by transmitting advertising information against the recipient’s express refusal (Article 50-2 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information and Article 74 and Attached Table 9 of its Enforcement Decree)	Paid the reduced amount of the fine (Won 3 million)	Improve relevant business procedures
Apr. 21, 2023	MSIT	SK Broadband	Fine of Won 5 million	Won 5 million	Violated the Act on Internet Multimedia Broadcasting Service by providing Internet multimedia broadcasting services without reporting changes to the terms and conditions (Article 15-1 of the Act on Internet Multimedia Broadcasting Service)	Paid the reduced amount of the fine (Won 4 million)	Improve relevant business procedures
Jul. 12, 2023	Personal Information Protection Commission	SK Broadband	Fine of Won 1 million	Won 1 million	Negligence in the delegation and subcontracting of personal information processing tasks while outsourcing tasks related to the SK Competency Test (insufficient details in delegation documentation) (Article 26-1 of the Personal Information Protection Act)	Paid the reduced amount of the fine (Won 0.8 million)	Improve relevant business procedures

76

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Dec. 28, 2023	MSIT	SK Broadband	Correctional order; Fine of Won 78 million	Won 78 million	Correctional order in connection with the telecommunications business report submitted pursuant to Article 49 of the Telecommunications Business Act	Submitted the revised business report for FY2022 (Jan. 11, 2024); paid the fine (Jan. 22, 2024)	Improve relevant business procedures to prevent errors

[SAPEON Korea]

A. Sanctions by Investigative or Juridical Agencies

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Mar. 29, 2023	Suwon District Court	SAPEON Korea	Fine of Won 30,000	Violation of the Korean Commercial Code by failing to register two directors who took office in March 2023 on a timely basis	Paid the fine	Improve relevant business procedures

B. Sanctions by Administrative Agencies

(1) Sanctions by Financial Supervisory Authorities

None.

(2) Sanctions by the KFTC

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Oct. 12, 2023	KFTC	SAPEON Korea	Decision of KFTC (No. 2023-2180) - Fine of Won 6.4 million	Resolved on contribution to the employee welfare fund at a board of directors meeting, and reported such decision 67 days past the filing deadline and incorrectly disclosed the attendance of independent directors (Article 27 of the MRFTA)	Trial decision confirmed; paid the fine	Improve related business procedures

(3) Sanctions by Tax Authorities

None

(4) Sanctions by Other Administrative or Public Institutions

None

4. Material Events Subsequent to the Reporting Period

(1) On January 25, 2024, the Board of Directors approved the disposal of treasury shares, and details of such disposal are as follows:

77

Classification	Content
Class and amount of shares	498,135 common shares
Price of shares disposed	Won 49,600 per share
Total value of shares disposed	Won 24,707 million
Date of disposal	January 29, 2024
Purpose of disposal	Payment of bonus with treasury shares
Method of disposal	Over-the-counter disposal

(2) On July 26, 2023, the Board of Directors approved the repurchase and cancellation of treasury shares. Pursuant to the Trust Agreement, the Company repurchased 6,090,410 treasury shares between July 27, 2023 and January 26, 2024. The Company cancelled 4,043,091 treasury shares on February 5, 2024.

(3) On February 2, 2024, the Board of Directors approved the annual dividend as follows:

Classification	Content
Dividend Amount	Cash dividend of Won 1,050 per share (Total: Won 223,335 million)
Dividend Return Rate (based on market price)	2.1%
Dividend Record Date	December 31, 2023
Dividend Payment Date	In accordance with Article 464-2 of the Korean Commercial Code, within one month of the General Meeting of Shareholders

(4) SK Broadband issued commercial paper on January 9, 2024, and Series 55-1 and 55-2 bearer-type unsecured bonds on January 22, 2024. The details of such issuances are as follows:

Issuing Company	Securities type	Issue method	Issue Date	Principal Amount (millions of won)	Interest rate	Rating (rating agency)	Maturity Date	Repayment status	Supervising company
SK Broadband	Commercial paper	Private offering	January 9, 2024	100,000	4.26%	A1 (Korea Ratings, Korea Investors Service, Inc., NICE Investors Service, Co., Ltd.)	January 23, 2024	Repaid	Shinhan Bank
SK Broadband	Corporate bond	Public offering	January 22, 2024	170,000	3.89%	AA (Korea Ratings, Korea Investors Service, Inc., NICE Investors Service, Co., Ltd.)	January 22, 2027	Not yet repaid	SK Securities, NH Investment & Securities
SK Broadband	Corporate bond	Public offering	January 22, 2024	60,000	3.93%	AA (Korea Ratings, Korea Investors Service, Inc., NICE Investors Service, Co., Ltd.)	January 22, 2029	Not yet repaid	SK Securities, NH Investment & Securities
Total	—	—	—	330,000	—	—	—	—	—

78

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By:	/s/ Heejun Chung
(Signature)

Name:	Heejun Chung
Title:	Senior Vice President

Date: April 18, 2024

SK TELECOM CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(With the Independent Auditor’s Report Thereon)

Ernst & Young Han Young Taeyoung Building, 111, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul 07241 Korea Tel: +82237876600 Fax: +8227835890 ey.com/kr

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

The Shareholders and Board of Directors

SK Telecom Co., Ltd.

Opinion

We have audited the accompanying consolidated financial statements of SK Telecom Co., Ltd. and its subsidiaries (collectively referred to as the “Group”) which comprise the consolidated statement of financial position as of December 31, 2023 and 2022, and the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2023, and notes to the consolidated financial statements, including a summary of material accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2023 and 2022, and its consolidated financial performance and its consolidated cash flows for each of the two years in the period ended December 31, 2023 in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”).

We also have audited the Group’s internal control over financial reporting as of December 31, 2023, based on the criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting in accordance with the Korean Standards on Auditing (“KSA”) issued by the Operating Committee of internal control over financial reporting, and our report dated March 6, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

We conducted our audits in accordance with KSA. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

1.	Cut-off of revenue from wireless services.

As described in notes 3 (21) and 4 (2) to the consolidated financial statements, the Group’s revenue from the wireless services is recognized based on data from a complex array of information technology systems which process a significant volume of transactions with its customers. Furthermore, the transactions involve a variety of contractual terms from new subscriptions to deactivations or churn, and changes of rate plans during the period. Therefore, we have identified timing of revenue recognition related to the Group’s wireless services as a key audit matter. Related revenue from the wireless services amounted to ~~W~~10,328,980 million in 2023.

The primary procedures we performed to address this key audit matter included:

•

Inspecting major contracts with subscribers to assess whether the Group’s revenue recognition policies based on the terms and conditions as set out in the contracts, are consistent with reference to the requirements of KIFRS 1115;

•	Testing internal controls relating to the timing of revenue recognition for the wireless services; and

•	Evaluating the appropriateness of the timing of revenue recognition by recalculating the prorated revenue based on the subscribed rate plan and comparing it with the billing information.

2.	Impairment assessment of goodwill for the fixed-line telecommunication services cash generating unit

As described in notes 3 (10) and 16 to the consolidated financial statements, the Group assesses impairment of goodwill allocated to a cash generating unit (“CGU”), at least, annually or when there is an indication of possible impairment by comparing the carrying amount of the CGU to its recoverable amount based on value-in-use (”VIU”). The amount of goodwill allocated to the fixed-line telecommunication services CGU is ~~W~~764,082 million as of December 31, 2023.

In carrying out the goodwill impairment assessment, the Group compared the carrying amount of the fixed-line telecommunication services CGU and its value in use (“VIU”) based on discounted cash flow forecasts. We have identified the goodwill impairment assessment for the fixed-line telecommunication services CGU as a key audit matter due to the inherent uncertainties and significant judgement involved in management’s estimates around the major assumptions such as estimates of future operating revenue, perpetual growth rate and discount rate, all of which have a significant impact on the determination of the VIU.

The primary audit procedures we have performed for this key audit matter include:

•	Assessing the competence and objectivity of the external specialist utilized by management;

•	Evaluating the appropriateness of the valuation method and assumptions applied by management by involving our internal specialist;

•

Performing a sensitivity analysis for both the discount rate and the perpetual growth rate applied to the discounted cash flow forecasts to assess the impact of changes in these key assumptions on the conclusion reached by management in its impairment assessment;

•	Evaluating the reasonableness of management’s future cash flow forecasts by comparison with financial budgets approved by management; and

•	Performing a retroactive assessment of the prior periods’ cash flow forecasts by comparison with the actual results.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with KIFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Yoo, Jung Ho.

March 6, 2024

This report is effective as of March 6, 2024, the independent auditor’s report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the date of independent auditor’s report date to the time this report is used. Such events and circumstances could significantly affect the accompanying consolidated financial statements and may result in modifications to this report.

SK TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

The accompanying consolidated financial statements, including all footnote disclosures, have been prepared by, and are the responsibility of, the Group.

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2023 and 2022

(In millions of won)	Note	December 31, 2023		December 31, 2022
Assets
Current Assets:
Cash and cash equivalents	5,35,36	~~W~~	1,454,978	1,882,291
Short-term financial instruments	5,35,36		294,934	237,230
Accounts receivable – trade, net	6,35,36,37		1,978,532	1,970,611
Short-term loans, net	6,35,36,37		78,129	78,590
Accounts receivable – other, net	6,35,36,37,38		344,350	479,781
Contract assets	8,36		89,934	83,058
Prepaid expenses	7		1,953,769	1,974,315
Prepaid income taxes	32		161	415
Derivative financial assets	22,35,36,39		8,974	168,527
Inventories, net	9		179,809	166,355
Non-current assets held for sale	41		10,515	6,377
Advanced payments and others	6,35,36		191,517	171,646

			6,585,602	7,219,196

Non-Current Assets:
Long-term financial instruments	5,35,36		375	375
Long-term investment securities	10,35,36		1,679,384	1,410,736
Investments in associates and joint ventures	12		1,915,012	1,889,289
Investment property, net	14		34,812	25,137
Property and equipment, net	13,15,37,38		13,006,196	13,322,492
Goodwill	11,16		2,075,009	2,075,009
Intangible assets, net	17		2,861,137	3,324,910
Long-term contract assets	8,36		39,837	49,163
Long-term loans, net	6,35,36,37		30,455	26,973
Long-term accounts receivable – other, net	6,35,36,37,38		312,531	373,951
Long-term prepaid expenses	7		1,086,107	1,073,422
Guarantee deposits, net	6,35,36,37		156,863	167,441
Long-term derivative financial assets	22,35,36,39		139,560	152,633
Deferred tax assets	32		11,609	6,860
Defined benefit assets	21		170,737	175,748
Other non-current assets	6,35,36		14,001	14,927

			23,533,625	24,089,066

Total Assets		~~W~~	30,119,227	31,308,262

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2023 and 2022

(In millions of won)	Note	December 31, 2023		December 31, 2022
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – trade	35,36,37	~~W~~	139,876	89,255
Accounts payable – other	35,36,37		1,913,006	2,427,906
Withholdings	35,36,37		802,506	803,555
Contract liabilities	8		155,576	172,348
Accrued expenses	26,35,36		1,439,786	1,505,549
Income tax payable	32		142,496	112,358
Provisions	20,40		38,255	39,683
Short-term borrowings	18,35,36,39		—	142,998
Current portion of long-term debt, net	18,35,36,39		1,621,844	1,967,586
Current portion of long-term payables – other	19,35,36,39		367,770	398,874
Lease liabilities	35,36,37,39		372,826	386,429
Liabilities held for sale			39	—

			6,993,980	8,046,541

Non-Current Liabilities:
Debentures, excluding current portion, net	18,35,36,39		7,106,299	6,524,095
Long-term borrowings, excluding current portion, net	18,35,36,39		315,578	668,125
Long-term payables – other	19,35,36,39		892,683	1,239,467
Long-term lease liabilities	35,36,37,39		1,238,607	1,395,628
Long-term contract liabilities	8		56,917	61,574
Defined benefit liabilities	21		—	61
Long-term derivative financial liabilities	22,35,36,39		305,088	302,593
Long-term provisions	20		83,169	79,415
Deferred tax liabilities	32		832,236	763,766
Other non-current liabilities	35,36,37		66,271	71,801

			10,896,848	11,106,525

Total Liabilities			17,890,828	19,153,066

Shareholders’ Equity:
Share capital	1,23		30,493	30,493
Capital surplus and others	11,23,24,25,26		(11,828,644)	(11,567,117)
Retained earnings	27		22,799,981	22,463,711
Reserves	28		387,216	391,233
Equity attributable to owners of the Parent Company			11,389,046	11,318,320
Non-controlling interests			839,353	836,876

Total Shareholder’s Equity			12,228,399	12,155,196

Total Liabilities and Shareholder’s Equity		~~W~~	30,119,227	31,308,262

The accompanying notes are an integral part of the consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2023 and 2022

(In millions of won, except for earnings per share)	Note	2023		2022
Operating revenue:	4,37
Revenue		~~W~~	17,608,511	17,304,973
Operating expenses:	37
Labor			2,488,245	2,449,813
Commission	7		5,549,899	5,518,786
Depreciation and amortization	4		3,614,766	3,621,325
Network interconnection			678,459	715,285
Leased lines			275,477	268,426
Advertising			235,769	252,402
Rent			142,356	143,747
Cost of goods sold	9		1,266,357	1,268,124
Others	29		1,603,979	1,454,995

			15,855,307	15,692,903

Operating profit	4		1,753,204	1,612,070
Finance income	4,31		248,376	179,838
Finance costs	4,31		(527,401)	(456,327)
Gain (loss) relating to investments in associates and joint ventures, net	4,12		10,928	(81,707)
Other non-operating income	4,30		50,366	55,898
Other non-operating expenses	4,30		(47,294)	(73,620)

Profit before income tax	4		1,488,179	1,236,152
Income tax expense	32		342,242	288,321

Profit for the year		~~W~~	1,145,937	947,831

Attributable to:
Owners of the Parent Company		~~W~~	1,093,611	912,400
Non-controlling interests			52,326	35,431
Earnings per share	33
Basic earnings per share (in won)		~~W~~	4,954	4,118
Diluted earnings per share (in won)			4,950	4,116

The accompanying notes are an integral part of the consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2023 and 2022

(In millions of won)	Note	2023		2022
Profit for the year		~~W~~	1,145,937	947,831
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities (assets)	21		1,853	70,885
Valuation loss on financial assets at fair value through other comprehensive income	28,31		(18,842)	(491,853)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income of investments in associates and joint ventures	12,28		9,225	119,707
Net change in unrealized fair value of derivatives	22,28,31		(17,460)	(21,366)
Foreign currency translation differences for foreign operations	28		1,257	16,401

Other comprehensive loss for the year, net of taxes			(23,967)	(306,226)

Total comprehensive income		~~W~~	1,121,970	641,605

Total comprehensive income attributable to:
Owners of the Parent Company		~~W~~	1,072,785	601,193
Non-controlling interests			49,185	40,412

The accompanying notes are an integral part of the consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2023 and 2022

(In millions of won)
		Attributable to owners of the Parent Company
	Note	Share capital		Capital surplus (deficit) and others	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balance as of January 1, 2022		~~W~~	30,493	(11,623,726)	22,437,341	735,238	11,579,346	755,792	12,335,138
Total comprehensive income (loss):
Profit for the year			—	—	912,400	—	912,400	35,431	947,831
Other comprehensive income (loss):	12,21,22,28,31		—	—	32,798	(344,005)	(311,207)	4,981	(306,226)

			—	—	945,198	(344,005)	601,193	40,412	641,605

Transactions with owners:
Annual dividends	34		—	—	(361,186)	—	(361,186)	—	(361,186)
Interim dividends	34		—	—	(542,876)	—	(542,876)	—	(542,876)
Share option	26		—	72,261	—	—	72,261	—	72,261
Interest on hybrid bonds	25		—	—	(14,766)	—	(14,766)	—	(14,766)
Transactions of treasury shares	24		—	(2,683)	—	—	(2,683)	—	(2,683)
Changes in ownership in subsidiaries, etc.	11		—	(12,969)	—	—	(12,969)	40,672	27,703

			—	56,609	(918,828)	—	(862,219)	40,672	(821,547)

Balance as of December 31, 2022		~~W~~	30,493	(11,567,117)	22,463,711	391,233	11,318,320	836,876	12,155,196

Balance as of January 1, 2023		~~W~~	30,493	(11,567,117)	22,463,711	391,233	11,318,320	836,876	12,155,196
Total comprehensive income (loss):
Profit for the year			—	—	1,093,611	—	1,093,611	52,326	1,145,937
Other comprehensive loss:	12,21,22,28,31		—	—	(16,809)	(4,017)	(20,826)	(3,141)	(23,967)

			—	—	1,076,802	(4,017)	1,072,785	49,185	1,121,970

Transactions with owners:
Annual dividends	34		—	—	(180,967)	—	(180,967)	(50,557)	(231,524)
Interim dividends	34		—	—	(542,282)	—	(542,282)	—	(542,282)
Share option	26		—	7,157	—	—	7,157	10,463	17,620
Interest on hybrid bonds	25		—	—	(17,283)	—	(17,283)	—	(17,283)
Repayments of hybrid bonds	25		—	(400,000)	—	—	(400,000)	—	(400,000)
Issuance of hybrid bonds	25		—	398,509	—	—	398,509	—	398,509
Transactions of treasury shares	24		—	(265,120)	—	—	(265,120)	—	(265,120)
Changes in ownership in subsidiaries, etc.	11		—	(2,073)	—	—	(2,073)	(6,614)	(8,687)

			—	(261,527)	(740,532)	—	(1,002,059)	(46,708)	(1,048,767)

Balance as of December 31, 2023		~~W~~	30,493	(11,828,644)	22,799,981	387,216	11,389,046	839,353	12,228,399

The accompanying notes are an integral part of the consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2023 and 2022

(In millions of won)	Note	2023		2022
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	1,145,937	947,831
Adjustments for income and expenses	39		4,546,338	4,719,438
Changes in assets and liabilities related to operating activities	39		(274,163)	118,106

			5,418,112	5,785,375
Interest received			60,134	52,163
Dividends received			50,899	16,388
Interest paid			(341,488)	(259,719)
Income tax paid			(240,452)	(434,890)

Net cash provided by operating activities			4,947,205	5,159,317

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	264,693
Decrease in short-term investment securities, net			—	5,010
Collection of short-term loans			136,242	123,700
Decrease in long-term financial instruments			—	330,032
Proceeds from disposals of long-term investment securities			100,817	104,190
Proceeds from disposals of investments in associates and joint ventures			4,950	342,645
Proceeds from disposals of assets held for sale			1,353	20,136
Proceeds from disposals of property and equipment			12,900	15,792
Proceeds from disposals of intangible assets			4,428	10,993
Collection of long-term loans			1,547	1,134
Decrease in deposits			5,922	10,056
Proceeds from settlement of derivatives			1,452	1,542
Government grants received			2,967	—

			272,578	1,229,923
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(51,421)	—
Increase in short-term loans			(130,041)	(127,263)
Increase in long-term loans			(11,602)	(11,724)
Increase in long-term financial instruments			—	(330,032)
Acquisitions of long-term investment securities			(324,997)	(436,753)
Acquisitions of investments in associates and joint ventures			(17,656)	(11,065)
Acquisitions of property and equipment			(2,973,882)	(2,908,287)
Acquisitions of intangible assets			(106,761)	(138,136)
Increase in deposits			(6,848)	(12,146)
Cash decrease due to changes in consolidation scope			(2,275)	—
Cash outflow for business combinations, net			—	(62,312)

			(3,625,483)	(4,037,718)

Net cash used in investing activities		~~W~~	(3,352,905)	(2,807,795)

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2023 and 2022

(In millions of won)	Note	2023		2022
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		~~W~~	—	130,000
Proceeds from issuance of debentures			1,785,108	1,200,122
Proceeds from long-term borrowings			49,950	440,000
Proceeds from issuance of hybrid bonds			398,509	—
Cash inflows from settlement of derivatives			183,090	768
Transactions with non-controlling shareholders			160	31,151

			2,416,817	1,802,041
Cash outflows for financing activities:
Repayments of short-term borrowings, net			(142,998)	—
Repayments of long-term payables – other			(400,245)	(400,245)
Repayments of debentures			(1,869,190)	(1,390,000)
Repayments of long-term borrowings			(125,000)	(41,471)
Repayments of hybrid bonds			(400,000)	—
Payments of dividends			(773,806)	(904,020)
Payments of interest on hybrid bonds			(17,283)	(14,766)
Repayments of lease liabilities			(402,465)	(401,054)
Acquisition of treasury shares			(285,487)	—
Transactions with non-controlling shareholders			(21,333)	(367)

			(4,437,807)	(3,151,923)

Net cash used in financing activities	39		(2,020,990)	(1,349,882)

Net increase (decrease) in cash and cash equivalents			(426,690)	1,001,640
Cash and cash equivalents at beginning of the year			1,882,291	872,731
Effects of exchange rate changes on cash and cash equivalents			(623)	7,920

Cash and cash equivalents at end of the year		~~W~~	1,454,978	1,882,291

The accompanying notes are an integral part of the consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (the “Parent Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange. Meanwhile, the Board of Directors of the Parent Company resolved to cancel the listing of the Parent Company’s DRs on the London Stock Exchange on June 22, 2023, and the DRs were delisted from the London Stock Exchange as of July 31, 2023. As of December 31, 2023, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.01
National Pension Service	16,330,409	7.46
Institutional investors and other shareholders	126,854,437	57.97
Kakao Investment Co., Ltd.	3,846,487	1.76
Treasury shares	6,133,414	2.80

	218,833,144	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (collectively referred to as the “Group”). SK Inc. is the ultimate controlling entity of the Parent Company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

1.	Reporting Entity, Continued

(2)	List of consolidated subsidiaries

The list of consolidated subsidiaries as of December 31, 2023 and 2022 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2023	Dec. 31, 2022
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	International telecommunication and Mobile Virtual Network Operator Service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.	Korea	Fixed-line telecommunication services	74.4	74.4
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	SK Global Healthcare Business Group Ltd.	Hong Kong	Investment	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment	100.0	100.0
	Atlas Investment	Cayman Islands	Investment	100.0	100.0
	SK Telecom Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	Quantum Innovation Fund I	Korea	Investment	59.9	59.9
	SK Telecom Japan Inc.(*2)	Japan	Information gathering and consulting	33.0	100.0
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
	SAPEON Inc.	USA	Manufacturing non-memory and other electronic integrated circuits	62.5	62.5
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.0	100.0
	Media S Co., Ltd.	Korea	Production and supply services of broadcasting programs	100.0	100.0
Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.	Korea	Database and internet website service	100.0	100.0
Subsidiary owned by SK Telecom Americas, Inc.	Global AI Platform Corporation(*2)	USA	Software development and supply business	100.0	—
Subsidiary owned by Global AI Platform Corporation	Global AI Platform Corporation Korea(*2)	Korea	Software development and supply business	100.0	—
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.	Korea	Investment	66.4	66.4
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.(*2)	Japan	Digital contents sourcing service	79.8	79.8
Subsidiary owned by SAPEON Inc.	SAPEON Korea Inc.	Korea	Manufacturing non-memory and other electronic integrated circuits	100.0	100.0
Others(*3)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

1.	Reporting Entity, Continued

(2)	List of consolidated subsidiaries, Continued

The list of consolidated subsidiaries as of December 31, 2023 and 2022 is as follows, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)	Details of changes in the consolidation scope for year ended December 31, 2023 are presented in note 1-(4).
(*3)	Others are owned by Atlas Investment and another subsidiary of the Parent Company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

1)	Condensed financial information of significant consolidated subsidiaries as of and for the year ended December 31, 2023 is as follows:

(In millions of won)
	As of December 31, 2023			2023
Subsidiary	Total assets	Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	W 213,920	65,049	148,871	309,091	17,761
SK Broadband Co., Ltd.	6,442,611	3,323,156	3,119,455	4,281,932	213,905
PS&Marketing Corporation	451,549	224,042	227,507	1,353,321	4,681
SERVICE ACE Co., Ltd.	83,395	54,888	28,507	197,598	2,822
SERVICE TOP Co., Ltd.	71,196	47,641	23,555	178,423	1,738
SK O&S Co., Ltd.	140,942	98,346	42,596	345,617	2,614
Home & Service Co., Ltd.	165,667	112,025	53,642	490,094	1,297
SK stoa Co., Ltd.	94,041	37,253	56,788	301,496	(1,427)
SK m&service Co., Ltd.	153,660	88,195	65,465	247,479	1,253

2)	Condensed financial information of significant consolidated subsidiaries as of and for the year ended December 31, 2022 is as follows:

(In millions of won)
	As of December 31, 2022			2022
Subsidiary	Total assets	Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~ 196,281	60,927	135,354	302,595	15,008
SK Broadband Co., Ltd.	6,245,484	3,134,949	3,110,535	4,162,093	212,816
PS&Marketing Corporation	403,030	177,739	225,291	1,376,400	3,856
SERVICE ACE Co., Ltd.	97,597	59,189	38,408	194,798	2,429
SERVICE TOP Co., Ltd.	81,590	53,589	28,001	179,365	1,613
SK O&S Co., Ltd.	121,755	70,280	51,475	331,715	2,059
Home & Service Co., Ltd.	158,248	102,184	56,064	413,259	(1,217)
SK stoa Co., Ltd.	103,910	44,696	59,214	329,304	9,977
SK m&service Co., Ltd.(*)	160,704	95,263	65,441	211,081	4,157

(*)	The financial information is the condensed financial information after the entity was included in the scope of consolidation.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

1)	The list of subsidiaries that were newly included in consolidation scope for the year ended December 31, 2023 is as follows:

Subsidiary	Reason
Global AI Platform Corporation Korea	Established by the SK Telecom Americas, Inc
Global AI Platform Corporation	Established by the SK Telecom Americas, Inc

2)	The list of subsidiaries that were excluded from consolidation scope for the year ended December 31, 2023 is as follows:

Subsidiary	Reason
SK Telecom Japan Inc.	Loss of control
SK Planet Japan, K. K.	Loss of control

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

1.	Reporting Entity, Continued

(5)	The financial information of significant non-controlling interests of the Group as of and for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	SK Broadband Co., Ltd.(*)
Ownership of non-controlling interests (%)		25.4

	As of December 31, 2023
Current assets	~~W~~	1,388,965
Non-current assets		5,214,315
Current liabilities		(1,388,317)
Non-current liabilities		(1,988,989)
Net assets		3,225,974
Carrying amount of non-controlling interests		819,592

	2023
Revenue	~~W~~	4,274,747
Profit for the year		202,890
Total comprehensive income		183,499
Profit attributable to non-controlling interests		51,448
Net cash provided by operating activities	~~W~~	1,110,847
Net cash used in investing activities		(1,064,434)
Net cash used in financing activities		(60,254)
Effects of exchange rate changes on cash and cash equivalents		9
Net decrease in cash and cash equivalents		(13,832)
Dividends paid to non-controlling interests for the year ended December 31, 2023	~~W~~	50,557

(*)	The above condensed financial information is the consolidated financial information of the subsidiary and reflects fair value adjustments as a result of the business combination.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

1.	Reporting Entity, Continued

(5)	The financial information of significant non-controlling interests of the Group as of and for the years ended December 31, 2023 and 2022 are as follows, Continued:

(In millions of won)
	SK Broadband Co., Ltd.(*)
Ownership of non-controlling interests (%)		25.3

	As of December 31, 2022
Current assets	~~W~~	1,348,305
Non-current assets		5,076,410
Current liabilities		(1,707,805)
Non-current liabilities		(1,488,834)
Net assets		3,228,076
Carrying amount of non-controlling interests		816,676

	2022
Revenue	~~W~~	4,156,326
Profit for the year		217,303
Total comprehensive income		237,860
Profit attributable to non-controlling interests		51,528
Net cash provided by operating activities	~~W~~	1,184,794
Net cash used in investing activities		(807,965)
Net cash used in financing activities		(415,908)
Effects of exchange rate changes on cash and cash equivalents		(584)
Net decrease in cash and cash equivalents		(39,663)
Dividends paid to non-controlling interests for the year ended December 31, 2022	~~W~~	—

(*)	The above condensed financial information is the consolidated financial information of the subsidiary and reflects fair value adjustments as a result of the business combination.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

2.	Basis of Preparation

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”), as prescribed in the Act on External Audits of Stock Companies of Korea. The accompanying consolidated financial statements have been translated into English from Korean financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s report thereon, Korean version, which is used for regulatory reporting purposes, shall prevail.

The accompanying consolidated financial statements comprise the Group and the Group’s investments in associates and joint ventures.

The consolidated financial statements were authorized for issuance by the Board of Directors on February 2, 2024, which will be submitted for final approval at the shareholder’s meeting to be held on March 26, 2024.

(1)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss (“FVTPL”);

•	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

•	liabilities measured at fair value for cash-settled share-based payment arrangement; and

•	liabilities (assets) for defined benefit plans recognized at the total present value of defined benefit obligations less the fair value of plan assets.

(2)	Functional and presentation currency

Financial statements of Group entities within the Group are prepared in functional currency of each group entity, which is the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(3)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1)	Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in notes for the following areas: consolidation (whether the Group has de facto control over an investee), and determination of stand-alone selling prices.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

2.	Basis of Preparation, Continued

(3)	Use of estimates and judgments, Continued

2)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: loss allowance (notes 6 and 36), estimated useful lives of costs to obtain a contract (notes 8), property and equipment and intangible assets (notes 3 (7), (8), 13 and 17), impairment of goodwill (notes 3 (10) and 16), recognition of provision (notes 3 (15) and 20), measurement of defined benefit liabilities (assets) (notes 3 (14) and 21), transaction of derivative instruments (notes 3 (6) and 22) and recognition of deferred tax assets (liabilities) (notes 3 (23) and 32).

3)	Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 22 and note 36.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies

The material accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with KIFRS are included below. Except for certain standards and amendments which are effective for annual periods beginning on or after January 1, 2023, the material accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2022. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

The new and amended standards and interpretations that are effective for annual periods beginning on or after January 1, 2023 are as follows. These amended standards had no material impact on the Group’s consolidated financial statements.

•	Disclosure of Accounting Polices (Amendments to KIFRS 1001)

•	Disclosures of Profit or Loss on Financial Liabilities with Conditions for Adjusting an Exercise Price (Amendments to KIFRS 1001)

•	Definition of Accounting Estimates (Amendments to KIFRS 1008)

•	Deferred Tax related to Assets and Liabilities Arising from a Single Transaction (Amendments to KIFRS 1012)

•	KIFRS 1117 Insurance Contracts and its amendments

•	International tax reform - Pillar Two model rules (Amendments to KIFRS 1012)

The Pillar Two model rules is scheduled to take effect for the Group’s fiscal year beginning January 1, 2024. As the Group falls within the scope of the enacted Pillar Two model rules, it has assessed the potential exposure to Pillar Two income tax. The assessment of potential exposure to Pillar Two income tax is based on the most recent tax returns of the Group’s ultimate controlling entity group, country-by-country reporting, and financial statements. The Group expects that the exposure to Pillar Two income tax will be immaterial.

(1)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has three reportable segments as described in note 4. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(2)	Basis of consolidation

1)	Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. The difference between the acquired company’s fair value and the consideration transferred is accounted for goodwill. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received, except if related to the costs to issue debt or equity securities recognized based on KIFRS 1032 and KIFRS 1109.

Consideration transferred does not include the amount settled in relation to the pre-existing relationship. Such amounts are generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration through profit or loss.

2) Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

3) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(2)	Basis of consolidation, Continued

4)	Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

5)	Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures.

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement has rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

6)	Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

7)	Business combinations under common control

SK Inc. is the ultimate controlling entity of the Group. The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are initially recognized at the acquisition cost and subsequently measured using the weighted average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted based on the physical inventory counts performed at the period end. When the net realizable value of inventories is less than cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current period as operating expenses.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets

1)	Recognition and initial measurement

Accounts receivable – trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable – trade without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An accounts receivable – trade without a significant financing component is initially measured at the transaction price.

2)	Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

•	FVTPL

•	FVOCI – equity investment

•	FVOCI – debt investment

•	Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2)	Classification and subsequent measurement, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The following accounting policies are applied to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

3)	Impairment

The Group estimates the expected credit losses (“ECL”) for the debt instruments measured at amortized cost and FVOCI based on the Group’s historical experience and informed credit assessment that includes forward-looking information. The impairment approach is decided based on the assessment of whether the credit risk of a financial asset has increased significantly since initial recognition. However, the Group applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for accounts receivable – trade and lease receivables from the initial recognition.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e., the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

At each reporting date, the Group assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the transferred assets.

4)	Derecognition

Financial	assets

The Group derecognizes a financial asset when:

•	the contractual rights to the cash flows from the financial asset expire; or

•	it transfers the rights to receive the contractual cash flows in a transaction in which either:

•	substantially all of the risks and rewards of ownership of the financial asset are transferred; or

•	the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognized in its consolidated statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

4)	Derecognition, Continued

Interest rate benchmark reform

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Group updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

•	the change is necessary as a direct consequence of the reform; and
•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e., the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Group first updated the effective rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Group applied the policies on accounting for modifications to the additional changes.

5)	Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position when the Group currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.

A financial asset and a financial liability are offset only when the right to set off the amount is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1)	Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designates derivatives as hedging instruments to hedge the variability in cash flow associated with highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1)	Hedge accounting, Continued

Hedges directly affected by interest rate benchmark reform

When uncertainty arises about the interest rate benchmark designated as a hedged risk and the timing or the amount of the interest rate benchmark-based cash flows of the hedged item or of the hedging instrument as a result of IBOR reform, for the purpose of evaluating whether there is an economic relationship between the hedged items and the hedging instruments, the Group assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Group assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur.

The Group will cease applying the specific policy for assessing the economic relationship between the hedged item and the hedging instrument

•

to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the respective item or instrument; or

•	when the hedging relationship is discontinued.

When the basis for determining the contractual cash flows of the hedged item or hedging instrument changes as a result of IBOR reform and therefore there is no longer uncertainty arising about the cash flows of the hedged item or the hedging instrument, the Group amends the hedge documentation of that hedging relationship to reflect the change(s) required by IBOR reform.

The Group amends the formal hedge documentation by the end of the reporting period during which a change required by IBOR reform is made to the hedged risk, hedged item or hedging instrument. These amendments in the formal hedge documentation do not constitute the discontinuation of the hedging relationship or the designation of a new hedging relationship.

If changes are made in addition to those changes required by interest rate benchmark reform to the financial asset or financial liability designated in a hedging relationship or to the designation of the hedging relationship, the Group determines whether those additional changes result in the discontinuation of hedging accounting. If the additional changes do not result in the discontinuation of hedging accounting, the Group amend the formal designation of the hedging relationship.

When the interest rate benchmark on which the hedged future cash flows had been based is changed as required by IBOR reform, for the purpose of determining whether the hedged future cash flows are expected to occur, the Group deems that the hedging reserve recognized in OCI for that hedging relationship is based on the alternative benchmark rate on which the hedged future cash flows will be based.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1)	Hedge accounting, Continued

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2)	Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(7)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Group’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15, 30
Other property and equipment	3 ~10

The Group reviews estimated residual values, expected useful lives, and depreciation methods annually at the end of each reporting date and adjusts, if appropriate. The change is accounted for as a change in an accounting estimate.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(8)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Intangible assets, except for goodwill, are amortized on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships and brand are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and, therefore, not amortized.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 10
Land usage rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Customer relations	3 ~ 15
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(8)	Intangible assets, Continued

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(9)	Investment property

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are reported at cost less accumulated depreciation and accumulated impairment losses.

Subsequent expenditures are recognized in carrying amount of an asset or as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs associated with routine maintenance and repairs are recognized in profit or loss as incurred.

Investment property, except for land, is depreciated on a straight-line basis over estimated useful lives of 30 years. In addition, right-of-use asset classified as investment property is depreciated using the straight-line basis from the commencement date to the end of the lease term.

The depreciation method, estimated useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(10)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets other than contract assets recognized for revenue arising from contracts with a customer, assets recognized for the costs to obtain or fulfill a contract with a customer, employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Group estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(11)	Leases

A contract is or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

1)	Group as a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(11)	Leases, Continued

1)	Group as a lessee, Continued

The right-of-use asset is subsequently depreciated using the straight-line basis from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension of termination option of if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ in the statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments on short-term leases and leases of low value assets as an expense on a straight-line basis over the lease term.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(11)	Leases, Continued

2)	Group as a lessor

At inception or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, is accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Group applies KIFRS 1115 to allocate the consideration in the contract.

The Group applies derecognition and impairment requirements in KIFRS 1109 to the net investment in the lease. The Group further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

(12)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(13)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liabilities.

1)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liabilities. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3)	Derecognition of financial liability

The Group extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Group recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid (including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(14)	Employee benefits

1)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

2)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3)	Retirement benefits: defined contribution plans

When an employee has rendered a service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4)	Retirement benefits: defined benefit plans

At the end of reporting period, defined benefit liabilities (assets) relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(15)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(16)	Emissions Rights

The Group accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission in Korea.

1)	Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances, which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

The Group derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government in which the future economic benefits are no longer expected to be probable.

2)	Emissions liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period. The emissions liabilities are derecognized when they are surrendered to the government.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(17)	Transactions in foreign currencies

1)	Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences arising from monetary items except for financial liabilities designated cashflow hedging instruments are recognized in profit or loss. If a gain or loss on a non-monetary item is recognized in other comprehensive income, any foreign exchange differences are also recognized in other comprehensive income. When a gain or loss on a non-monetary item is recognized in profit or loss, any foreign exchange differences are also recognized in profit or loss.

2)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the closing rate at the reporting date.

When a foreign operation is disposed, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(18)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Parent Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(19)	Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(20)	Share-based payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Group measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period in which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the fair value of the liability are recognized in profit or loss.

(21)	Revenue

1)	Identification of performance obligations in contracts with customers

The Group identifies the distinct services or goods as performance obligations in contracts with customers such as (1) providing wireless and fixed-line telecommunications services, (2) sale of handsets and (3) providing other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Group allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2)	Allocation of the transaction price to each performance obligation

The Group allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Group uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service.

3)	Incremental costs of obtaining a contract

The Group pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Group’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers and, therefore, the Group capitalizes certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(21)	Revenue, Continued

4)	Customer loyalty programs

The Group provides customer loyalty points to customers based on the usage of the service to which the Group allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount to be allocated to the loyalty program is measured according to the relative stand-alone selling price of the customer loyalty points. The amount allocated to the loyalty program is deferred as a contract liability and is recognized as revenue when loyalty points are redeemed.

5)	Consideration payable to a customer

Based on the subscription contract, a customer who uses the Group’s wireless telecommunications services may receive a discount for purchasing goods or services from a designated third party. The Group pays a portion of the price discounts that the customer receives to the third party which is viewed as consideration payable to a customer. The Group accounts for the amounts payable to the third party as a reduction of the wireless telecommunications service revenue.

(22)	Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings and debentures, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures is recognized as it accrues in profit or loss using the effective interest rate method.

(23)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

The Group pays income tax in accordance with the tax-consolidation system when the Parent Company and its subsidiaries are economically unified.

1)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(23)	Income taxes, Continued

2)	Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Group and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Group reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized, or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Group has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

3)	Uncertainty over income tax treatments

The Group assesses the uncertainty over income tax treatments pursuant to KIFRS 1012. If the Group concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Group reflects the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

•	The most likely amount: the single most likely amount in a range of possible outcomes.

•	The expected value: the sum of the probability-weighted amounts in a range of possible outcomes.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(24)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(25)	Discontinued operation

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:

•	represents a separate major line of business or geographic area of operations;

•	is part of a single co-ordinated plan to dispose of a separate major line of business or geographic area of operations; or

•	is a subsidiary acquired only for a purpose of resale.

When an operation is classified as a discontinued operation, the comparative statements of income and comprehensive income are re-presented as if the operation had been discontinued from the start of the comparative year.

(26)	Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective for annual period beginning after January 1, 2023 are disclosed below. The following amendments are not expected to have a significant impact on the Group’s consolidated financial statements.

•	Classification of Liabilities as Current or Non-current (Amendments to KIFRS 1001).

•	Disclosures of Information on Supplier Finance Arrangements (Amendments to KIFRS 1007 and KIFRS 1107)

•	Lease Liability in a Sale and Leaseback (Amendments to KIFRS 1116)

•	Disclosures of Crypto assets (Amendments to KIFRS 1001)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides different services and merchandise. The Group’s reportable segments include: cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; and all other businesses, which include providing shopping channel and digital platform for selling products and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023
	Cellular services	Fixed-line telecommunication services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~14,664,180	5,095,704	603,493	20,363,377	(2,754,866)	17,608,511
Inter-segment revenue	1,541,014	1,167,684	46,168	2,754,866	(2,754,866)	—
External revenue	13,123,166	3,928,020	557,325	17,608,511	—	17,608,511
Depreciation and amortization	2,743,448	971,628	24,390	3,739,466	(124,700)	3,614,766
Operating profit (loss)	1,463,934	329,072	(42,771)	1,750,235	2,969	1,753,204
Finance income and costs, net						(279,025)
Gain relating to investments in associates and joint ventures, net						10,928
Other non-operating income and expense, net						3,072
Profit before income tax						1,488,179

(In millions of won)
	2022
	Cellular services	Fixed-line telecommunication services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~14,496,866	4,895,791	592,188	19,984,845	(2,679,872)	17,304,973
Inter-segment revenue	1,554,550	1,082,802	42,520	2,679,872	(2,679,872)	—
External revenue	12,942,316	3,812,989	549,668	17,304,973	—	17,304,973
Depreciation and amortization	2,738,547	981,838	22,730	3,743,115	(121,790)	3,621,325
Operating profit (loss)	1,334,306	311,210	(2,126)	1,643,390	(31,320)	1,612,070
Finance income and costs, net						(276,489)
Loss relating to investments in associates and joint ventures, net						(81,707)
Other non-operating income and expense, net						(17,722)
Profit before income tax						1,236,152

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

4.	Operating Segments, Continued

1)	Segment information for the years ended December 31, 2023 and 2022 are as follows, Continued:

The Group principally operates its businesses in Korea and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the years ended December 31, 2023 and 2022.

2)	Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)
		2023		2022
Goods and Services transferred at a point in time:
Cellular revenue	Goods and others(*1)	~~W~~	993,919	969,025
Fixed-line telecommunication revenue	Goods and others		93,174	66,477
Other revenue	Others(*2)		459,905	464,805

			1,546,998	1,500,307

Goods and Services transferred over time:
Cellular revenue	Wireless service(*3)		10,328,980	10,253,217
	Cellular interconnection		432,660	471,163
	Other(*4)		1,367,607	1,248,911
Fixed-line telecommunication revenue	Fixed-line service		147,669	156,662
	Cellular interconnection		15,804	21,209
	Internet Protocol Television(*5)		1,837,209	1,816,130
	International calls		190,872	180,689
	Internet service and miscellaneous(*6)		1,643,292	1,571,822
Other revenue	Miscellaneous(*2)		97,420	84,863

			16,061,513	15,804,666

		~~W~~	17,608,511	17,304,973

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

4.	Operating Segments, Continued

(2)	Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows, Continued:

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.
(*2)	Miscellaneous other revenue includes revenue from considerations received for the data broadcasting channel use for product sales-type and sales of goods through data broadcasting.
(*3)	Wireless service includes revenue from wireless voice and data transmission services principally derived from wireless subscribers.
(*4)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.
(*5)	Internet Protocol Television (“IPTV”) service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.
(*6)	Internet service includes revenue from the high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.

5.	Deposits with Restrictions on Use

Deposits which are restricted in use as of December 31, 2023 and 2022 are summarized as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Cash and cash equivalents(*)	~~W~~	58	43
Short-term financial instruments(*)		79,500	79,514
Long-term financial instruments(*)		372	375

	~~W~~	79,930	79,932

(*)

Includes the followings: i) deposits restricted in use due to the court’s order for seizure and collection of bonds; and ii) charitable trust fund established by the Group, profits from which shall be donated to charitable institutions. As of December 31, 2023, such deposits and funds cannot be withdrawn before maturity.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2023 and 2022 are as follows:

(In millions of won)	December 31, 2023
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,221,266	(242,734)	1,978,532
Short-term loans		78,824	(695)	78,129
Accounts receivable – other(*)		375,748	(31,398)	344,350
Accrued income		4,295	—	4,295
Guarantee deposits (Other current assets)		129,357	—	129,357

		2,809,490	(274,827)	2,534,663
Non-current assets:
Long-term loans		71,847	(41,392)	30,455
Long-term accounts receivable – other(*)		314,409	(1,878)	312,531
Guarantee deposits		157,163	(300)	156,863
Long-term accounts receivable – trade (Other non-current assets)		12,320	(3)	12,317

		555,739	(43,573)	512,166

	~~W~~	3,365,229	(318,400)	3,046,829

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2023 include ~~W~~ 273,945 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2022
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,205,530	(234,919)	1,970,611
Short-term loans		79,298	(708)	78,590
Accounts receivable – other(*)		522,091	(42,310)	479,781
Accrued income		1,732	—	1,732
Guarantee deposits (Other current assets)		113,204	—	113,204

		2,921,855	(277,937)	2,643,918
Non-current assets:
Long-term loans		71,857	(44,884)	26,973
Long-term accounts receivable – other(*)		375,829	(1,878)	373,951
Guarantee deposits		167,741	(300)	167,441
Long-term accounts receivable – trade (Other non-current assets)		14,165	(4)	14,161

		629,592	(47,066)	582,526

	~~W~~	3,551,447	(325,003)	3,226,444

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2022 include ~~W~~ 332,669 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

6.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on accounts receivable – trade measured at amortized costs for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	Beginning balance		Impair ment	Write-offs (*)	Collection of receivables previously written-off	Business combination	Ending balance
2023	~~W~~	234,923	37,906	(40,236)	10,144	—	242,737
2022	~~W~~	238,881	27,053	(42,296)	11,282	3	234,923

(*)	The Group writes off the trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classifies the accounts receivable - trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable – trade as of December 31, 2023 are as follows:

(In millions of won)
		Less than 6 months		6 months ~ 1 year	1 ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate		1.51%	69.24%	88.55%	99.99%
	Gross amount	~~W~~	1,467,781	48,329	139,925	21,545
	Loss allowance		22,130	33,461	123,906	21,542

Other revenue	Expected credit loss rate		2.30%	28.27%	53.39%	93.51%
	Gross amount	~~W~~	516,401	4,100	11,378	24,127
	Loss allowance		11,903	1,159	6,075	22,561

As the Group is a wireless and fixed-line telecommunications service provider, the Group’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Group is not exposed to significant credit concentration risk as the Group regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

7.	Prepaid expenses

The Group pays commissions to its retail stores and authorized dealers, primarily for wireless telecommunication services based on their performance of attracting new customers and renewing contracts with existing customers, and recognizes costs that would not occur in case of not signing contracts with new and existing customers as prepaid expenses among the commissions. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers.

(1)	Details of prepaid expenses as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,882,296	1,888,182
Others		71,473	86,133

	~~W~~	1,953,769	1,974,315

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	1,022,813	996,180
Others		63,294	77,242

	~~W~~	1,086,107	1,073,422

(2)	Incremental costs of obtaining contracts

The amortization in connection with incremental costs of obtaining contracts recognized for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Amortization recognized	~~W~~	2,505,724	2,485,593

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

8.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Group allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Group recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Contract assets:
Allocation of consideration between performance obligations	~~W~~	129,771	132,221
Contract liabilities:
Wireless service contracts		19,149	18,544
Customer loyalty programs		7,164	7,706
Fixed-line service contracts		146,106	136,880
Others		40,074	70,792

	~~W~~	212,493	233,922

(2)

The amount of revenue recognized for the years ended December 31, 2023 and 2022 related to the contract liabilities carried forward from the prior periods are ~~W~~141,460 million and ~~W~~109,867 million, respectively. Details of revenue expected to be recognized from contract liabilities as of December 31, 2023 are as follows:

(In millions of won)
	Less than 1 year		1 ~ 2 years	More than 2 years	Total
Wireless service contracts	~~W~~	19,149	—	—	19,149
Customer loyalty programs		5,717	969	478	7,164
Fixed-line service contracts		93,587	9,502	43,017	146,106
Others		37,124	2,950	—	40,074

	~~W~~	155,577	13,421	43,495	212,493

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

9.	Inventories

(1)	Details of inventories as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023				December 31, 2022
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	~~W~~	174,255	(7,641)	166,614	156,919	(5,616)	151,303
Supplies		13,195	—	13,195	15,052	—	15,052

	~~W~~	187,450	(7,641)	179,809	171,971	(5,616)	166,355

(2)

Inventories recognized as operating expenses for the years ended December 31, 2023 and 2022 are ~~W~~1,264,302 million and ~~W~~1,266,217 million, respectively, which are included in the cost of goods sold. In addition, valuation losses on inventories which are included in the cost of goods sold and other operating expenses amount to ~~W~~2,025 million and ~~W~~1,541 million for the years ended December 31, 2023 and 2022, respectively. Write-downs included in other operating expenses for the year ended December 31, 2023 are ~~W~~19 million.

10.	Long-term Investment Securities

(1)	Details of long-term investment securities as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	Category	December 31, 2023		December 31, 2022
Equity instruments	FVOCI(*)	~~W~~	1,398,734	1,189,597
	FVTPL		8	44,440

			1,398,742	1,234,037
Debt instruments	FVTPL		280,642	176,699

			280,642	176,699

		~~W~~	1,679,384	1,410,736

(*)

The Group designated investments in equity instruments that are not held for trading as financial assets at FVOCI, and the amounts of those equity instruments as of December 31, 2023 and 2022 are ~~W~~1,398,734 million and ~~W~~1,189,597 million, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

11.	Business Combinations

(1)	2023

There	were no changes in the Group due to the business combinations for the year ended December 31, 2023.

(2)	2022

1)	Acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation:

PS&Marketing Corporation obtained control over SK m&service Co., Ltd. by acquiring its 3,099,112 shares (100%) for the year ended December 31, 2022. As this transaction is a business combination under common control, the assets acquired and liabilities assumed were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements, and the difference between the consideration transferred and the carrying amounts of net assets was recognized as capital surplus and others. Subsequent to the acquisition of control, SK m&service Co., Ltd. recognized ~~W~~211,081 million of revenue and ~~W~~4,157 million of net profit for the year ended December 31, 2022. In addition, assuming that the business combination occurred as of January 1, 2022, the Group would have been recognized ~~W~~250,108 million of revenue and ~~W~~4,695 million of net profit for the year ended December 31, 2022.

(i) Summary of the acquiree

Information of acquiree
Corporate name	SK m&service Co., Ltd.
Location	16th floor, 34, Supyo-ro, Jung-gu, Seoul, Korea
CEO	Park, Jeong-Min
Industry	Database and internet website service

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

11.	Business Combinations, Continued

(ii)	Considerations transferred and identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	72,859
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		10,547
Accounts receivable – trade and other, net		76,035
Inventories, net		3,349
Property and equipment, net		27,138
Intangible assets, net		12,462
Goodwill		2,516
Other assets		10,394
Accounts payable – trade and other		(53,894)
Income tax payable		(399)
Lease liabilities		(6,503)
Provisions		(991)
Defined benefit liabilities		(2,739)
Other liabilities		(18,337)

		59,578

III. Capital surplus and others(I-II)	~~W~~	13,281

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

12.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2023 and 2022 are as follows:

(In millions of won)
		December 31, 2023			December 31, 2022
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	~~W~~	896,990	27.3	~~W~~	879,527
Korea IT Fund(*1)	Korea	63.3		336,404	63.3		324,860
UniSK	China	49.0		22,285	49.0		20,839
SK Technology Innovation Company	Cayman Islands	49.0		70,409	49.0		69,375
SK MENA Investment B.V.	Netherlands	32.1		14,872	32.1		14,296
SK Latin America Investment S.A.	Spain	32.1		14,607	32.1		11,961
SK South East Asia Investment Pte. Ltd.	Singapore	20.0		355,282	20.0		357,537
Citadel Pacific Telecom Holdings, LLC (*2)	USA	15.0		45,901	15.0		48,542
SM. Culture & Contents Co., Ltd.(*3)	Korea	22.8		41,578	23.1		59,611
Invites Genomics Co., Ltd.(*4) (Formerly, Invites Healthcare Co., Ltd.)	Korea	31.1		—	31.1		—
Nam Incheon Broadcasting Co., Ltd.	Korea	27.3		14,344	27.3		13,575
Home Choice Corp.(*2)	Korea	17.8		3,215	17.8		4,456
Konan Technology Inc.	Korea	20.7		6,349	20.8		8,366
CMES Inc. (*2)	Korea	7.7		900	7.7		900
SK telecom Japan Inc.(*5)	Japan	33.0		1,239	—		—
12CM JAPAN and others(*2,6,7)	—	—		81,142	—		69,734

			~~W~~	1,905,517		~~W~~	1,883,579

Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund(*8)	Korea	48.2		9,495	48.2		5,710

				9,495			5,710

			~~W~~	1,915,012		~~W~~	1,889,289

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

12.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2023 and 2022 are as follows, Continued:

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.
(*2)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the Board of Directors even though the Group has less than 20% of equity interests.

(*3)	The Group recognized an impairment loss of ~~W~~18,755 million as the recoverable amount was assessed to be less than the carrying amount for the year ended December 31, 2023.
(*4)

The Group recognized the carrying amount of investments in Invites Genomics Co., Ltd. (Formerly, Invites Healthcare Co., Ltd.) in its entirety as an impairment loss for the year ended December 31, 2022.

(*5)

The Group disposed of a portion of shares in SK telecom Japan Inc., which was a subsidiary of the Parent Company, to SK hynix Inc. and SK Square Co., Ltd. for ~~W~~4,900 million in cash, from which it recognized ~~W~~998 million of loss relating to investments in subsidiaries for the year ended December 31, 2023, and the remaining ownership interest is reclassified as investments in associates as of December 31, 2023.

(*6)

The Group additionally contributed ~~W~~6,000 million of investment in KB ESG Fund of the three telecommunications companies, ~~W~~28 million in F&U Credit information Co., Ltd., ~~W~~215 million of investment in KDX Korea Data Exchange, ~~W~~132 million of investment in SK Venture Capital, LLC, and ~~W~~261 million of investment in Walden SKT Venture Fund for the year ended December 31, 2023. Also, the Group obtained significant influence by contributing ~~W~~6,500 million to Telecom Daean Evaluation Jun B Corporation Co., Ltd., and ~~W~~520 million to Covet Co., Ltd., for the year ended December 31, 2023.

(*7)

The Group disposed of a portion of shares in Start-up Win-Win Fund for ~~W~~550 million and a portion of SK-KNET Youth Startup Investment Cooperative for ~~W~~4,400 million in cash for the year ended December 31, 2023.

(*8)

The Group additionally contributed ~~W~~4,000 million in cash to the investee for the year ended December 31, 2023, but there is no change in the ownership interest. The Group has joint control over the investee pursuant to the agreement with the other shareholders, thus the investment in the investee was classified as investments in joint ventures.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

12.	Investments in Associates and Joint Ventures, Continued

(2)	The market value of investments in listed associates as of December 31, 2023 and 2022 are as follows:

(In millions of won, except for share data)
	December 31, 2023				December 31, 2022
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM.Culture & Contents Co.,Ltd.	~~W~~	1,887	22,033,898	41,578	2,960	22,033,898	65,220
Konan Technology Inc.		32,600	2,359,160	76,909	28,250	1,179,580	33,323

(3)	The condensed financial information of material associates as of and for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	Korea IT Fund		SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
	As of December 31, 2023
Current assets	~~W~~	128,344	1,350,607	213,522
Non-current assets		402,819	1,987,252	3,034,553
Current liabilities		—	99,083	502,728
Non-current liabilities		—	252,100	13,586

	2023
Revenue	~~W~~	33,017	70,126	76,686
Profit (loss) for the year		16,330	87,462	(66,169)
Other comprehensive income (loss)		5,316	(56,660)	2,779
Total comprehensive income (loss)		21,646	30,802	(63,390)

(In millions of won)
	Korea IT Fund		SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
	As of December 31, 2022
Current assets	~~W~~	98,132	1,223,426	146,589
Non-current assets		414,804	2,050,001	3,034,335
Current liabilities		—	76,654	488,132
Non-current liabilities		—	276,525	—

	2022
Revenue	~~W~~	19,916	62,334	72,658
Profit (loss) for the year		7,505	(11,681)	(17,504)
Other comprehensive income (loss)		(11,779)	58,034	(34,220)
Total comprehensive income (loss)		(4,274)	46,353	(51,724)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

12.	Investments in Associates and Joint Ventures, Continued

(4)

Reconciliations of financial information of material associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	~~W~~	531,163	63.3	336,404	—	336,404
SK China Company Ltd.		2,986,676	27.3	814,503	82,487	896,990
SK South East Asia Investment Pte. Ltd.(*)		1,776,411	20.0	355,282	—	355,282

(In millions of won)
	December 31, 2022
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	~~W~~	512,936	63.3	324,860	—	324,860
SK China Company Ltd.		2,920,248	27.3	796,387	83,140	879,527
SK South East Asia Investment Pte. Ltd.(*)		1,787,685	20.0	357,537	—	357,537

(*)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

12.	Investments in Associates and Joint Ventures, Continued

(5)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023
	Beginning balance		Acquisition and disposal	Share of profit (loss)	Other comprehensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	879,527	—	24,054	(6,591)	—	896,990
Korea IT Fund(*1)		324,860	—	10,343	3,366	(2,165)	336,404
UniSK(*1)		20,839	—	2,079	102	(735)	22,285
SK Technology Innovation Company		69,375	—	(178)	1,212	—	70,409
SK MENA Investment B.V.		14,296	—	335	241	—	14,872
SK Latin America Investment S.A.		11,961	—	1,974	672	—	14,607
SK South East Asia Investment Pte. Ltd.		357,537	—	(12,881)	10,626	—	355,282
Citadel Pacific Telecom Holdings, LLC (*1)		48,542	—	2,628	637	(5,906)	45,901
SM. Culture & Contents Co., Ltd.(*2)		59,611	(679)	593	808	(18,755)	41,578
Nam Incheon Broadcasting Co., Ltd.(*1)		13,575	—	905	—	(136)	14,344
Home Choice Corp.		4,456	—	(1,241)	—	—	3,215
Konan Technology Inc.		8,366	(44)	(2,100)	127	—	6,349
CMES Inc.		900	—	—	—	—	900
SK telecom Japan Inc.(*3)		—	—	—	—	1,239	1,239
12CM JAPAN and others(*1,4)		69,734	8,706	5,108	(2,264)	(142)	81,142

		1,883,579	7,983	31,619	8,936	(26,600)	1,905,517
Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund		5,710	4,000	(215)	—	—	9,495

		5,710	4,000	(215)	—	—	9,495

	~~W~~	1,889,289	11,983	31,404	8,936	(26,600)	1,915,012

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

12.	Investments in Associates and Joint Ventures, Continued

(5)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2023 and 2022 are as follows, Continued:

(*1)	Dividends received from the associates are deducted from the carrying amount for the year ended December 31, 2023.
(*2)	The Group recognized ~~W~~18,755 million of impairment loss for the year ended December 31, 2023.
(*3)

The Group disposed of a portion of shares in SK telecom Japan Inc., which was a subsidiary of the Parent Company, resulting in the reclassification of the remaining shares as an investment in associates for the year ended December 2023.

(*4)

The acquisition for the year ended December 31, 2023 includes ~~W~~6,500 million of investment in Telecom Daean Evaluation Jun B Corporation Co., Ltd., ~~W~~6,000 million of investment in KB ESG Fund of the three telecommunications companies, ~~W~~215 million of investment in KDX Korea Data Exchange, ~~W~~132 million of investment in SK Venture Capital, LLC, ~~W~~261 million of investment in Walden SKT Venture Fund, ~~W~~520 million of investment in Covet Co., Ltd., and ~~W~~28 million of investment in F&U Credit information Co., Ltd. The disposal for the year ended December 31, 2023 includes a portion of shares in Start-up Win-Win Fund for ~~W~~550 million and a portion of SK-KNET Youth Startup Investment Cooperative for ~~W~~4,400 million for the year ended December 31, 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

12.	Investments in Associates and Joint Ventures, Continued

(5)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2023 and 2022 are as follows, Continued:

(In millions of won)
	2022
	Beginning balance		Acquisition and disposal	Share of profit (loss)	Other comprehensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	793,754	—	(19,395)	105,168	—	879,527
Korea IT Fund (*1)		339,976	—	4,753	(7,459)	(12,410)	324,860
HanaCard Co., Ltd.		349,866	(368,389)	17,749	774	—	—
UniSK		19,156	—	2,424	(741)	—	20,839
SK Technology Innovation Company		86,301	—	(22,923)	5,997	—	69,375
SK MENA Investment B.V.		15,343	—	(2,059)	1,012	—	14,296
SK Latin America Investment S.A.		14,004	—	(2,083)	40	—	11,961
SK South East Asia Investment Pte. Ltd.		348,782	—	(6,975)	15,730	—	357,537
Pacific Telecom Inc.		43,789	—	2,890	1,863	—	48,542
SM. Culture & Contents Co., Ltd.		60,261	37	(756)	69	—	59,611
Digital Games International Pte. Ltd.		2,208	(1,757)	(562)	111	—	—
Invites Genomics Co., Ltd.(*2) (Formerly, Invites Healthcare Co., Ltd.)		26,474	—	(11,759)	(74)	(14,641)	—
Nam Incheon Broadcasting Co., Ltd.(*1)		12,525	—	1,186	—	(136)	13,575
Home Choice Corp.		3,052	—	1,403	1	—	4,456
Konan Technology Inc.		3,639	5,451	(710)	(14)	—	8,366
CMES Inc.(*3)		—	—	—	—	900	900
12CM JAPAN and others(*4)		68,966	1,873	1,245	—	(2,350)	69,734

		2,188,096	(362,785)	(35,572)	122,477	(28,637)	1,883,579
Investments in joint ventures:
Finnq Co., Ltd.		7,255	(3,840)	(3,617)	202	—	—
UTC Kakao-SK Telecom ESG Fund		2,000	4,000	(290)	—	—	5,710

		9,255	160	(3,907)	202	—	5,710

	~~W~~	2,197,351	(362,625)	(39,479)	122,679	(28,637)	1,889,289

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

12.	Investments in Associates and Joint Ventures, Continued

(5)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2023 and 2022 are as follows, Continued:

(*1)	Dividends received from the associates are deducted from the carrying amount for the year ended December 31, 2022.
(*2)	The Group recognized ~~W~~14,641 million of impairment loss for the year ended December 31, 2022.
(*3)	As the Group obtained significant influence over the investee, ~~W~~900 million of financial assets at FVOCI are reclassified to investments in associates for the year ended December 31, 2022.
(*4)

The acquisition for the year ended December 31, 2022 includes ~~W~~2,000 million of cash investment in Smart SKT Infinitum Game Fund, ~~W~~4,000 million of cash investment in KB ESG Fund of three telecommunications companies and ~~W~~12 million of cash investment in SK Venture Capital, LLC. The disposal for the year ended December 31, 2022 includes ~~W~~4,850 million relating to disposal of the part of shares of Start-up Win-Win Fund and ~~W~~1,080 million relating to disposal of the part of shares of Daekyo Wipoongdangdang Contents Korea Fund. In addition, dividends amounting to ~~W~~1,290 million received from Start-up Win-Win Fund deducted from the carrying amount for the year ended December 31, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

12.	Investments in Associates and Joint Ventures, Continued

(6)

The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of December 31, 2023 are as follows:

((In millions of won)	Unrecognized loss			Unrecognized change in equity
	2023		Cumulative loss	2023	Cumulative loss
Invites Genomics Co., Ltd. (Formerly, Invites Healthcare Co., Ltd.)	~~W~~	7,844	7,844	1,179	1,179
Daehan Kanggun BcN Co., Ltd. and others		—	5,780	—	(124)

	~~W~~	7,844	13,624	1,179	1,055

13.	Property and Equipment

(1)	Property and equipment as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	1,248,200	—	—	1,248,200
Buildings		1,775,563	(1,001,721)	(450)	773,392
Structures		941,868	(705,388)	(1,601)	234,879
Machinery		37,688,793	(29,796,000)	(2,139)	7,890,654
Other		1,757,617	(1,271,597)	(863)	485,157
Right-of-use assets		2,549,003	(933,567)	(3,485)	1,611,951
Construction in progress		761,963	—	—	761,963

	~~W~~	46,723,007	(33,708,273)	(8,538)	13,006,196

(In millions of won)
	December 31, 2022
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	1,005,857	—	—	1,005,857
Buildings		1,736,257	(950,582)	(450)	785,225
Structures		935,276	(668,019)	(1,601)	265,656
Machinery		37,100,715	(29,185,881)	(1,934)	7,912,900
Other		1,771,890	(1,273,655)	(841)	497,394
Right-of-use assets		2,555,685	(766,350)	(3,206)	1,786,129
Construction in progress		1,069,331	—	—	1,069,331

	~~W~~	46,175,011	(32,844,487)	(8,032)	13,322,492

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

13.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023
	Beginning balance		Acquisition	Disposal	Transfer	Deprecia- tion	Impairment	Ending balance
Land	~~W~~	1,005,857	12	(388)	242,719	—	—	1,248,200
Buildings		785,225	1,083	(294)	41,516	(54,138)	—	773,392
Structures		265,656	1,632	(198)	6,446	(38,657)	—	234,879
Machinery		7,912,900	553,541	(7,267)	1,734,474	(2,302,789)	(205)	7,890,654
Other		497,394	554,595	(1,205)	(476,097)	(89,506)	(24)	485,157
Right-of-use assets		1,786,129	345,761	(86,069)	(23,436)	(410,032)	(402)	1,611,951
Construction in progress		1,069,331	1,554,922	(26)	(1,862,264)	—	—	761,963

	~~W~~	13,322,492	3,011,546	(95,447)	(336,642)	(2,895,122)	(631)	13,006,196

(In millions of won)
	2022
	Beginning balance		Acquisition	Disposal	Transfer	Deprecia- tion	Impairment	Business combination (*)	Ending balance
Land	~~W~~	972,800	79	(175)	30,364	—	—	2,789	1,005,857
Buildings		794,453	1,071	(638)	36,219	(54,463)	—	8,583	785,225
Structures		291,279	2,288	(32)	10,422	(38,301)	—	—	265,656
Machinery		7,997,927	560,889	(49,586)	1,696,447	(2,292,358)	(419)	—	7,912,900
Other		487,716	780,382	(938)	(672,199)	(105,730)	(391)	8,554	497,394
Right-of-use assets		1,559,333	720,932	(65,961)	(27,579)	(403,794)	(3,133)	6,331	1,786,129
Construction in progress		767,751	1,564,345	(1,709)	(1,261,937)	—	—	881	1,069,331

	~~W~~	12,871,259	3,629,986	(119,039)	(188,263)	(2,894,646)	(3,943)	27,138	13,322,492

(*)	Includes assets acquired from SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company for the year ended December 31, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

14.	Investment Property

(1)	Investment property as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023				December 31, 2022
	Acquisition cost		Accumulated depreciation	Carrying amount	Acquisition cost	Accumulated depreciation	Carrying amount
Land	~~W~~	14,199	—	14,199	6,115	—	6,115
Buildings		27,462	(17,220)	10,242	21,490	(14,606)	6,884
Right-of-use assets		16,975	(6,604)	10,371	17,057	(4,919)	12,138

	~~W~~	58,636	(23,824)	34,812	44,662	(19,525)	25,137

(2)	Changes in investment property for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	6,115	8,084	—	14,199
Buildings		6,884	5,343	(1,985)	10,242
Right-of-use assets		12,138	473	(2,240)	10,371

	~~W~~	25,137	13,900	(4,225)	34,812

(In millions of won)
	2022
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	6,071	44	—	6,115
Buildings		7,353	564	(1,033)	6,884
Right-of-use assets		9,610	4,124	(1,596)	12,138

	~~W~~	23,034	4,732	(2,629)	25,137

(3)	The Group recognized lease income of ~~W~~6,202 million and ~~W~~5,222 million from investment property for the years ended December 31, 2023 and 2022, respectively.

(4)	The fair value of investment property is ~~W~~70,138 million and ~~W~~73,934 million as of December 31, 2023 and 2022, respectively.

15.	Leases

(1)	Group as a lessee

1)	Details of the right-of-use assets as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Right-of-use assets:
Land, buildings and structures	~~W~~	1,376,721	1,546,918
Others		235,230	239,211

	~~W~~	1,611,951	1,786,129

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

15.	Leases, Continued

(1)	Group as a lessee, Continued

2)	Details of amounts recognized in the consolidated statements of income for the years ended December 31, 2023 and 2022 as a lessee are as follows:

(In millions of won)
	2023		2022
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	346,931	346,499
Others(*)		63,101	57,295

	~~W~~	410,032	403,794

Interest expense on lease liabilities	~~W~~	46,595	29,996

(*)	Others include the amount reclassified as research and development expenses related to the lease contract for research and development facilities.

Expenses related to short-term leases and leases of low-value assets that the Group recognized are immaterial.

3)	The total cash outflows due to lease payments for the years ended December 31, 2023 and 2022 amounted to ~~W~~474,410 million and ~~W~~449,196 million, respectively.

(2)	Group as a lessor

1)	Finance lease

The Group recognized interest income of ~~W~~800 million and ~~W~~910 million on lease receivables for the years ended December 31, 2023 and 2022, respectively.

The following table sets out a maturity analysis for lease receivables, presenting the undiscounted lease payments to be received subsequent to December 31, 2023.

(In millions of won)
	Amount
Less than 1 year	~~W~~	11,499
1 ~ 2 years		3,306
2 ~ 3 years		1,517
3 ~ 4 years		693
4 ~ 5 years		271

Undiscounted lease payments	~~W~~	17,286

Unrealized finance income	~~W~~	360
Net investment in the lease		16,926

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

15.	Leases, Continued

(2)	Group as a lessor, Continued

2)	Operating lease

The Group recognized lease income of ~~W~~235,988 million and ~~W~~246,279 million for the years ended December 31, 2023 and 2022, respectively, of which variable lease payments received are ~~W~~2,694 million and ~~W~~8,622 million, respectively.

The following table sets out a maturity analysis of lease payments, presenting the undiscounted fixed payments to be received subsequent to December 31, 2023.

(In millions of won)
	Amount
Less than 1 year	~~W~~	148,980
1 ~ 2 years		91,033
2 ~ 3 years		48,701

	~~W~~	288,714

16.	Goodwill

(1)	Goodwill as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Goodwill related to merger of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		764,082	764,082
Other goodwill		4,691	4,691

	~~W~~	2,075,009	2,075,009

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

16.	Goodwill, Continued

(2)	Details of the impairment testing of Goodwill as of December 31, 2023 is as follows:

Goodwill is allocated to the following CGUs for the purpose of impairment testing.

•	goodwill related to Shinsegi Telecom, Inc.(*1): Cellular services;

•	goodwill related to SK Broadband Co., Ltd.(*2): Fixed-line telecommunication services; and

•	other goodwill: Others.

(*1)	Goodwill related to merger of Shinsegi Telecom, Inc.

The recoverable amount of the CGU is based on its value in use calculated by applying the post-tax annual discount rate of 5.4% (2022: 6.7%) (pre-tax annual discount rate for 2023 and 2022: 8.4% and 9.0%) to the estimated future post-tax cash flows based on financial budgets for the next five years. An annual growth rate of 0.0% (2022: 0.0%) was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term wireless telecommunication industry growth rate.

(*2)	Goodwill related to acquisition of SK Broadband Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the post-tax annual discount rate of 6.2% (2022: 6.7%) (pre-tax annual discount rate for 2023 and 2022: 7.9% and 8.5%) to the estimated future post-tax cash flows based on financial budgets for the next five years. An annual growth rate of 1.0% (2022: 1.0%) was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term fixed-line telecommunication industry growth rate.

(3)	Details of the changes in goodwill for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Beginning balance	~~W~~	2,075,009	2,072,493
Acquisition(*)		—	2,516

Ending balance	~~W~~	2,075,009	2,075,009

(*)	It consists of goodwill recognized as PS&Marketing Corporation’s acquisition of SK m&service Co., Ltd for the years ended December 31, 2022 (See Note 11).

As of December 31, 2023 and 2022, accumulated impairment losses are ~~W~~33,441 million, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

17.	Intangible Assets

(1)	Intangible assets as of December 31, 2023 and 2022 are as follows:

(In millions of won)	December 31, 2023
	Acquisition cost		Accumulated amortization	Accumulated impairment loss	Carrying amount
Frequency usage rights(*1)	~~W~~	3,564,907	(1,958,301)	—	1,606,606
Land usage rights		57,106	(56,519)	—	587
Industrial rights		97,993	(34,141)	(17,698)	46,154
Development costs		14,815	(14,766)	—	49
Facility usage rights		159,891	(145,578)	—	14,313
Customer relations		505,063	(231,913)	—	273,150
Club memberships(*2)		121,895	—	(24,709)	97,186
Other(*3)		4,851,168	(4,020,886)	(7,190)	823,092

	~~W~~	9,372,838	(6,462,104)	(49,597)	2,861,137

(In millions of won)	December 31, 2022
	Acquisition cost		Accumulated amortization	Accumulated impairment loss	Carrying amount
Frequency usage rights(*1)	~~W~~	3,767,590	(1,499,158)	(186,000)	2,082,432
Land usage rights		59,389	(58,165)	—	1,224
Industrial rights		94,238	(30,068)	(12,378)	51,792
Development costs		14,497	(14,213)	—	284
Facility usage rights		157,651	(142,654)	—	14,997
Customer relations		505,063	(204,882)	—	300,181
Club memberships(*2)		116,401	—	(24,430)	91,971
Other(*3)		4,627,565	(3,839,030)	(6,506)	782,029

	~~W~~	9,342,394	(5,788,170)	(229,314)	3,324,910

(*1)

The Parent Company was reassigned 800 MHz, 1.8 GHz and 2.1 GHz band of frequency licenses from the Ministry of Science and Information and Communication Technology (“ICT”) in exchange for ~~W~~227,200 million, ~~W~~547,800 million and ~~W~~411,700 million, respectively, for the year ended December 31, 2021. The band of frequency was assigned to the Parent Company at the date of initial lump sum payment for the year ended December 31, 2021 and the annual payments in installment for the remaining balances are made in the next five years starting from the date of initial lump sum payment.

(*2)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*3)	Other intangible assets primarily consist of computer software and others.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

17.	Intangible Assets, Continued

(2)	Changes in intangible assets for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment (*1)	Ending balance
Frequency usage rights	~~W~~	2,082,432	—	—	—	(475,826)	—	1,606,606
Land usage rights		1,224	155	(15)	40	(817)	—	587
Industrial rights		51,792	4,563	(350)	—	(4,530)	(5,321)	46,154
Development costs		284	—	—	—	(234)	(1)	49
Facility usage rights		14,997	1,884	(16)	981	(3,533)	—	14,313
Customer relations		300,181	—	—	—	(27,031)	—	273,150
Club memberships		91,971	7,619	(2,174)	65	—	(295)	97,186
Other		782,029	91,848	(1,752)	294,567	(339,478)	(4,122)	823,092

	~~W~~	3,324,910	106,069	(4,307)	295,653	(851,449)	(9,739)	2,861,137

(*1)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ~~W~~9,739 million as impairment loss for the year ended December 31, 2023.

(In millions of won)
	2022
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment (*1)	Business Combination(*2)	Ending balance
Frequency usage rights	~~W~~	2,559,689	—	—	—	(477,257)	—	—	2,082,432
Land usage rights		2,732	—	—	—	(1,508)	—	—	1,224
Industrial rights		55,954	13,428	(823)	(103)	(4,324)	(12,343)	3	51,792
Development costs		200	—	—	—	(573)	—	657	284
Facility usage rights		17,874	1,396	(2)	252	(4,523)	—	—	14,997
Customer relations		327,257	—	—	—	(27,076)	—	—	300,181
Club memberships		88,494	9,926	(7,113)	—	—	(725)	1,389	91,971
Other		817,569	108,144	(380)	189,075	(342,776)	(16)	10,413	782,029

	~~W~~	3,869,769	132,894	(8,318)	189,224	(858,037)	(13,084)	12,462	3,324,910

(*1)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ~~W~~13,084 million as impairment loss for the year ended December 31, 2022.
(*2)	Includes assets acquired from the acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

17.	Intangible Assets, Continued

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Research and development costs expensed as incurred	~~W~~	369,507	340,864

(4)	Details of frequency usage rights as of December 31, 2023 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	109,789	LTE service	Jul. 2021	Jun. 2026
1.8GHz license		308,534	LTE service	Dec. 2021	Dec. 2026
2.6GHz license		364,250	LTE service	Sep. 2016	Dec. 2026
2.1GHz license		231,879	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5GHz license		592,154	5G service	Apr. 2019	Nov. 2028

	~~W~~	1,606,606

18.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2023 and 2022 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	December 31, 2023		December 31, 2022
BNK Securities. Co., Ltd.	—	—	~~W~~	—	100,000
KEB Hana Bank	—	—		—	30,000
Hana Financial Investment Co., Ltd.	—	—		—	4,642
DB Financial Investment Co., Ltd.	—	—		—	2,785
Shinhan Financial Investment Co., Ltd.	—	—		—	5,571

			~~W~~	—	142,998

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

18.	Borrowings and Debentures, Continued

(2)	Long-term borrowings as of December 31, 2023 and 2022 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	December 31, 2023		December 31, 2022
Korea Development Bank(*1)	1.87	Feb. 10, 2026	~~W~~	28,125	40,625
Credit Agricole CIB(*2)	3M CD + 0.82	Dec. 14, 2023		—	12,500
Mizuho bank, Ltd.	1.35	May. 20, 2024		100,000	100,000
DBS bank Ltd.	1.30	May. 28, 2024		200,000	200,000
DBS bank Ltd.	2.65	Mar. 10, 2025		200,000	200,000
Credit Agricole CIB	3.30	Apr. 29, 2024		50,000	50,000
Mizuho Bank, Ltd.	3.29	Nov. 27, 2023		—	100,000
Nonghyup Bank(*3)	MOR + 1.36	Nov. 17, 2024		40,000	40,000
Credit Agricole CIB	4.89	Nov. 28, 2025		50,000	50,000
Mizuho Bank, Ltd.(*2)	3M CD + 1.05	Jul. 25, 2025		50,000	—

				718,125	793,125
Less: present value discount				(47)	(13)

				718,078	793,112
Less: current portions				(402,500)	(124,987)

			~~W~~	315,578	668,125

(*1)	The long-term borrowings are to be repaid by installments on an annual basis from 2022 to 2026.
(*2)	3M CD rates are 3.83% and 3.98% as of December 31, 2023 and 2022, respectively.
(*3)	6M MOR rates are 3.85% and 4.35% as of December 31, 2023 and 2022, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2023 and 2022 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2023		December 31, 2022
Unsecured corporate bonds	Operating and refinancing fund	2032	3.45	~~W~~	90,000	90,000
Unsecured corporate bonds	Operating fund	2023	3.03		—	230,000
Unsecured corporate bonds		2033	3.22		130,000	130,000
Unsecured corporate bonds		2024	3.64		150,000	150,000
Unsecured corporate bonds	Refinancing fund	2024	2.82		190,000	190,000
Unsecured corporate bonds	Operating and	2025	2.49		150,000	150,000
Unsecured corporate bonds	refinancing fund	2030	2.61		50,000	50,000
Unsecured corporate bonds	Operating fund	2025	2.66		70,000	70,000
Unsecured corporate bonds		2030	2.82		90,000	90,000
Unsecured corporate bonds	Operating and	2025	2.55		100,000	100,000
Unsecured corporate bonds	refinancing fund	2035	2.75		70,000	70,000
Unsecured corporate bonds	Operating fund	2026	2.08		90,000	90,000
Unsecured corporate bonds		2036	2.24		80,000	80,000
Unsecured corporate bonds		2026	1.97		120,000	120,000
Unsecured corporate bonds		2031	2.17		50,000	50,000
Unsecured corporate bonds	Refinancing fund	2027	2.55		100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65		90,000	90,000
Unsecured corporate bonds	Refinancing fund	2027	2.84		100,000	100,000
Unsecured corporate bonds		2023	2.81		—	100,000
Unsecured corporate bonds		2028	3.00		200,000	200,000
Unsecured corporate bonds		2038	3.02		90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2023	2.33		—	150,000
Unsecured corporate bonds		2038	2.44		50,000	50,000
Unsecured corporate bonds	Operating fund	2024	2.09		120,000	120,000
Unsecured corporate bonds		2029	2.19		50,000	50,000
Unsecured corporate bonds		2039	2.23		50,000	50,000
Unsecured corporate bonds	Operating and refinancing fund	2024	1.49		60,000	60,000
Unsecured corporate bonds		2029	1.50		120,000	120,000
Unsecured corporate bonds		2039	1.52		50,000	50,000
Unsecured corporate bonds		2049	1.56		50,000	50,000
Unsecured corporate bonds	Operating fund	2024	1.76		70,000	70,000
Unsecured corporate bonds		2029	1.79		40,000	40,000
Unsecured corporate bonds		2039	1.81		60,000	60,000
Unsecured corporate bonds	Operating and refinancing fund	2023	1.64		—	170,000

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2023 and 2022 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2023	December 31, 2022
Unsecured corporate bonds	Operating fund	2025	1.75	130,000	130,000
Unsecured corporate bonds		2030	1.83	50,000	50,000
Unsecured corporate bonds		2040	1.87	70,000	70,000
Unsecured corporate bonds	Refinancing fund	2025	1.40	140,000	140,000
Unsecured corporate bonds		2030	1.59	40,000	40,000
Unsecured corporate bonds		2040	1.76	110,000	110,000
Unsecured corporate bonds		2024	1.17	80,000	80,000
Unsecured corporate bonds		2026	1.39	80,000	80,000
Unsecured corporate bonds		2031	1.80	50,000	50,000
Unsecured corporate bonds		2041	1.89	100,000	100,000
Unsecured corporate bonds		2024	2.47	90,000	90,000
Unsecured corporate bonds		2026	2.69	70,000	70,000
Unsecured corporate bonds		2041	2.68	40,000	40,000
Unsecured corporate bonds		2025	3.80	240,000	240,000
Unsecured corporate bonds		2027	3.84	70,000	70,000
Unsecured corporate bonds		2042	3.78	40,000	40,000
Unsecured corporate bonds		2025	4.00	300,000	300,000
Unsecured corporate bonds		2027	4.00	95,000	95,000
Unsecured corporate bonds		2024	4.79	100,000	100,000
Unsecured corporate bonds		2025	4.73	110,000	110,000
Unsecured corporate bonds		2027	4.74	60,000	60,000
Unsecured corporate bonds		2032	4.69	40,000	40,000
Unsecured corporate bonds		2026	3.65	110,000	—
Unsecured corporate bonds		2028	3.83	190,000	—
Unsecured corporate bonds		2026	3.72	80,000	—
Unsecured corporate bonds		2028	3.80	200,000	—
Unsecured corporate bonds		2030	3.96	70,000	—
Unsecured corporate bonds		2026	4.54	115,000	—
Unsecured corporate bonds		2028	4.68	100,000	—
Unsecured corporate bonds		2030	4.72	50,000	—
Unsecured corporate bonds		2033	4.72	30,000	—
Unsecured corporate bonds(*1)	Operating fund	2023	2.93	—	80,000
Unsecured corporate bonds(*1)	Refinancing fund	2024	2.09	160,000	160,000
Unsecured corporate bonds(*1)	Operating and refinancing fund	2024	1.71	100,000	100,000
Unsecured corporate bonds(*1)		2026	1.86	50,000	50,000
Unsecured corporate bonds(*1)	Refinancing fund	2023	1.48	—	100,000
Unsecured corporate bonds(*1)	Operating and refinancing fund	2025	1.64	100,000	100,000

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2023 and 2022 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2023		December 31, 2022
Unsecured corporate bonds(*1)	Refinancing fund	2025	1.41		160,000	160,000
Unsecured corporate bonds(*1)		2024	1.69		100,000	100,000
Unsecured corporate bonds(*1)		2025	2.58		100,000	100,000
Unsecured corporate bonds(*1)		2032	2.92		50,000	50,000
Unsecured corporate bonds(*1)	Operating and refinancing fund	2025	4.21		50,000	—
Unsecured corporate bonds(*1)		2026	4.28		100,000	—
Unsecured corporate bonds(*1)		2028	4.37		90,000	—
Unsecured corporate bonds(*1)	Facility fund	2026	4.87		100,000	—
Unsecured corporate bonds(*1)		2028	5.00		60,000	—
Unsecured global bonds	Operating fund	2027	6.63		515,760 (USD 400,000)	506,920 (USD 400,000)
Unsecured global bonds		2023	3.75		—	633,650 (USD 500,000)
Unsecured global bonds(*1)	Refinancing fund	2023	3.88		—	380,190 (USD 300,000)
Unsecured global bonds(*1)		2028	4.88		386,820 (USD 300,000)	—
Floating rate notes(*2)	Operating fund	2025	SOFR rate + 1.17		386,820 (USD 300,000)	380,190 (USD 300,000)
Convertible bonds(*3)	Operating fund	2028	—		3,868 (USD 3,000)	—
Convertible bonds(*3)		2028	—		3,868 (USD 3,000)	—
Convertible bonds(*3)		2028	—		2,579 (USD 2,000)	—
Convertible bonds(*3)		2028	—		10,444 (USD 8,100)	—
Convertible bonds(*3)		2028	—		20,824 (USD 16,150)	—
Convertible bonds(*3)		2028	—		9,993 (USD 7,750)	—
Convertible bonds(*3)		2028	—		10,315 (USD 8,000)	—

					8,351,291	8,385,950
Less: discounts on bond					(25,648)	(19,256)

					8,325,643	8,366,694
Less: current portions of bonds					(1,219,344)	(1,842,599)

				~~W~~	7,106,299	6,524,095

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2023 and 2022 are as follows, Continued:

(*1)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*2)	Interest rates applied are SOFR rate 5.38% as of December 31, 2023 and LIBOR rate (3 month) 4.75% + 0.91% as of December 31, 2022.
(*3)	Convertible bonds were issued by SAPEON Inc., a subsidiary of the Parent Company, and the conditions for issuing convertible bonds and changes are as follows:

1)	As of December 31, 2023, the conditions for issuing convertible bonds are as follows:

(In millions of won and thousands of U.S. dollars)
Series
	1	2	3	4	5
Total amount of convertible bonds authorized	3,868 (USD 3,000)	3,868 (USD 3,000)	2,579 (USD 2,000)	10,444 (USD 8,100)	20,824 (USD 16,150)
Coupon rate	0% (However, if not converted, 4% from January 1, 2025, to three years from the issue date, and 8% thereafter until the maturity of the convertible bonds)
Repayment of interest and principal	Lump-sum repayment at maturity with accrued interest added to the issued amount
Convertible period	Until the maturity date or the mandatory conversion date
Type of shares to be issued upon conversion	Registered common stock or securities identical to subsequent investments
Conversion ratio	100%
Conversion price (In U.S. dollars)	USD 410.22 per share
Early redemption right	Exercisable from January 1, 2025, in case of non-fulfillment of certain conditions

(In millions of won and thousands of U.S. dollars)
Series
	6			7
Total amount of convertible bonds authorized	9,993 (USD 7,750)			10,315 (USD 8,000)
Coupon rate	0%(However, if not converted, 4% from January 1, 2025, to three years from the issue date, and 8% thereafter until the maturity of the convertible bonds)
Repayment of interest and principal	Lump-sum repayment at maturity with accrued interest added to the issued amount
Convertible period	Until the maturity date or the mandatory conversion date
Type of shares to be issued upon conversion	Registered common stock or securities identical to subsequent investments
Conversion ratio	100%
Conversion price (In U.S. dollars)	USD 410.22 per share
Early redemption right	Exercisable from January 1, 2025, in case of non-fulfillment of certain conditions

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2023 and 2022 are as follows, Continued:

(*3)	Convertible bonds were issued by SAPEON Inc., a subsidiary of the Parent Company, and the conditions for issuing convertible bonds and changes are as follows, Continued

The conversion rights of the aforementioned convertible bonds are classified as equity

2)	The carrying amount of changes in the liability component (present value of non-convertible bonds) of the convertible bonds for the year ended December 31, 2023 are as follows

(In millions of won and thousands of U.S. dollars)
2023
Beginning balance	—
Issuance of convertible bonds	54,284 (USD 41,932)
Amortization based on effective interest rate	4,951 (USD 4,007)

Ending balance	59,235 (USD 45,939)

The liability component of convertible bonds (present value of non-convertible bonds) is measured at amortized cost using the effective interest rate.

19.	Long-term Payables – other

(1)	As of December 31, 2023 and 2022, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See note 17):

(In millions of won)
	December 31, 2023		December 31, 2022
Long-term payables – other	~~W~~	1,290,225	1,690,470
Present value discount on long-term payables – other		(29,772)	(52,129)
Current portion of long-term payables – other		(367,770)	(398,874)

Carrying amount as of December 31	~~W~~	892,683	1,239,467

(2)

The sum of portions repaid among the principal of long-term payables – other for the years ended December 31, 2023 and 2022 amounts to ~~W~~400,245 million and ~~W~~400,245 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of December 31, 2023 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	369,150
1 ~ 3 years		738,300
3 ~ 5 years		182,775

	~~W~~	1,290,225

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

20.	Provisions

Changes in provisions for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023							As of December 31, 2023
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non- current
Provision for restoration	~~W~~	115,089	8,041	(2,397)	(714)	5	120,024	37,073	82,951
Emission allowance		2,186	2,404	(635)	(2,773)	—	1,182	1,182	—
Other provisions		1,823	—	(1,005)	(108)	(492)	218	—	218

	~~W~~	119,098	10,445	(4,037)	(3,595)	(487)	121,424	38,255	83,169

(In millions of won)
	2022								As of December 31, 2022
	Beginning balance		Increase	Utilization	Reversal	Other	Business combination	Ending balance	Current	Non- current
Provision for restoration	~~W~~	114,731	6,823	(5,679)	(1,767)	(10)	991	115,089	36,998	78,091
Emission allowance		1,885	2,719	—	(2,418)	—	—	2,186	2,186	—
Other provisions		10,379	4,071	(9,509)	(3,080)	(38)	—	1,823	499	1,324

	~~W~~	126,995	13,613	(15,188)	(7,265)	(48)	991	119,098	39,683	79,415

21.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Present value of defined benefit obligations	~~W~~	1,121,679	1,038,320
Fair value of plan assets		(1,292,416)	(1,214,007)

Defined benefit assets(*)		(170,737)	(175,748)

Defined benefit liabilities		—	61

(*)

Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2)	Principal actuarial assumptions as of December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Discount rate for defined benefit obligations	3.71% ~ 4.79%	5.09% ~ 5.71%
Expected rate of salary increase	2.00% ~ 5.27%	2.00% ~ 8.37%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

21.	Defined Benefit Liabilities (Assets), Continued

(3)	Changes in present value of defined benefit obligations for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Beginning balance	~~W~~	1,038,320	1,035,016
Current service cost		132,465	134,847
Interest cost		54,032	32,572
Remeasurement - Demographic assumption		810	(28,222)
- Financial assumption		(24,953)	(84,532)
- Adjustment based on experience		18,814	2,369
Business combinations(*1)		—	29,357
Benefit paid		(99,396)	(79,117)
Others(*2)		1,587	(3,970)

Ending balance	~~W~~	1,121,679	1,038,320

(*1)	Includes liabilities acquired from the acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company for the year ended December 31, 2022.
(*2)	Others include changes in liabilities due to employee’s transfers among affiliates for the years ended December 31, 2023 and 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

21.	Defined Benefit Liabilities (Assets), Continued

(4)	Changes in fair value of plan assets for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Beginning balance	~~W~~	1,214,007	1,040,286
Interest income		62,058	32,910
Remeasurement		(2,140)	(18,622)
Contributions		108,224	215,254
Benefit paid		(90,452)	(83,123)
Business combinations(*1)		—	26,618
Others(*2)		719	684

Ending balance	~~W~~	1,292,416	1,214,007

(*1)	Includes liabilities acquired from the acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company for the years ended December 31, 2022.
(*2)	Others include changes in assets due to the employee’s transfers among affiliates for the years ended December 31, 2023 and 2022.

The Group’s expected contributions to the defined benefit plan for the year ended December 31, 2024, amounts to ~~W~~150,608 million.

(5)	Total cost of defined benefit plan, which is recognized in profit or loss for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Current service cost	~~W~~	132,465	134,847
Net interest income		(8,026)	(338)

	~~W~~	124,439	134,509

Costs related to the defined benefit plan except for the amounts transferred to construction in progress are included in labor expenses and research and development expenses.

(6)	Details of plan assets as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Equity instruments	~~W~~	72,619	17,716
Debt instruments		162,374	174,385
Short-term financial instruments, etc.		1,057,423	1,021,906

	~~W~~	1,292,416	1,214,007

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

21.	Defined Benefit Liabilities (Assets), Continued

(7)	Sensitivity analysis

As of December 31, 2023, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	~~W~~	(37,694)	40,345
Expected salary increase rate		40,624	(38,319)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan but provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2023 and 2022 are 7.27 years and 7.53 years, respectively.

(8)	Defined contribution plan

The amount recognized as an expense for defined contribution plans are ~~W~~20,404 million and ~~W~~15,529 million for the years ended December 31, 2023 and 2022, respectively.

22.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2023 are as follows:

(In millions of won and thousands of U.S. dollars)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~Jul. 20, 2027
Mar. 4, 2020	Floating-to-fixed cross-currency interest rate swap (U.S. dollar-denominated bonds face value of USD 300,000)	Foreign currency risk and Interest rate risk	Citibank	Mar. 4, 2020 ~ Jun. 4, 2025
Jun. 28, 2023	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Citi bank, Shinhan Bank, Korea Development Bank and J.P. Morgan	Jun. 28, 2023 ~ Jun. 28, 2028

As of December 31, 2023, the changes in fair value of derivatives designated as hedging instrument, which are all effective in hedging, were recognized in full in other comprehensive income.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

22.	Derivative Instruments, Continued

(2)

SK Broadband Co., Ltd., a subsidiary of the Parent Company, entered into Total Return Swap(TRS) contract amounting to ~~W~~270,000 million and ~~W~~64,000 million with beneficiary certificates as underlying asset with IGIS Professional Investment Type Private Real Estate Investment Trust No. 156 and Hana Professional Alternative Investment Type Private Real Estate Investment Trust No. 62, respectively. The contracts consist of the settlement of the difference resulting from the change in the value of the real estate on the maturity date of the contract and the settlement of the difference between the dividend and the standard dividend during the contract period. SK Broadband Co., Ltd. has an obligation to guarantee fixed rate of returns to the other party to each contract. SK Broadband Co., Ltd. recognized long-term derivative financial assets of ~~W~~21,027 million and ~~W~~20,631 million for TRS as of December 31, 2023 and 2022, respectively. Long-term derivative financial assets were measured using the discounted present value methods for estimated future cash flows.

(3)

In relation to the business acquisition by SK Broadband Co., Ltd. for the year ended December 31, 2020 the Parent Company has entered into a shareholders’ agreement with the shareholders of the acquirees. Pursuant to the agreement, when certain conditions are met within a period of time subsequent to the merger, the shareholders of the acquirees can exercise their drag-along rights and require the Parent Company to sell its shares in SK Broadband Co., Ltd. Should the shareholders exercise their drag-along rights, the Parent Company also can exercise its call options over the shares held by those shareholders. The Group recognized a long-term derivative financial liability of ~~W~~295,876 million (~~W~~302,593 million as of December 31, 2022) for the rights prescribed in the shareholders’ agreement as of December 31, 2023.

The fair value of SK Broadband Co., Ltd.’s common stock was estimated using 5-year projected cash flows discounted at 6.2% per annum. The fair value of the derivative financial liability was determined by using the Binomial Model based on various assumptions including the price of common stock and its price fluctuations. The significant unobservable inputs used in the fair value measurement and inter-relationship between significant unobservable inputs and fair value measurement are as follows:

Significant unobservable inputs	Correlations between inputs and fair value measurements
Fair value of SK Broadband Co., Ltd.’s common stock	The estimated fair value of derivative financial liabilities would decrease (increase) if the fair value of common stock would increase (decrease)

Volatility of stock price	The estimated fair value of derivative financial liabilities would decrease (increase) if the volatility of stock price increase (decrease)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

22.	Derivative Instruments, Continued

(4)

The Parent Company has entered into the agreement with Newberry Global Limited, whereby the Group has been granted subscription right and contingent subscription right to acquire Newberry series-C redeemable convertible preferred stock for the year ended December 31, 2020. The Parent Company recognized derivative financial assets of ~~W~~13,136 million and ~~W~~8,083 million as of December 31, 2022, respectively, for subscription right and contingent subscription right. There is no balance for derivative financial assets as of December 31, 2023, as the exercise period expired without the exercise of subscription rights and contingent subscription rights for the year ended December 31, 2023.

(5)

The Parent Company has entered into the agreement with HAEGIN Co., Ltd., whereby the Parent Company has been granted contingent subscription right to acquire HAEGIN Co., Ltd.’s common stock for the year ended December 31, 2022. The Parent Company is able to exercise the right in accordance with the agreement when certain conditions are met and recognized long-term derivative financial assets of ~~W~~2,323 million for the contingent subscription right as of December 31, 2023. The fair value of HAEGIN Co., Ltd.’s common stock was estimated using 5-year projected cash flows discounted at 13.0% per annum. Meanwhile, if the fair value of HAEGIN Co., Ltd.’s common stock, significant unobservable input used in the fair value measurement, increases (decreases), the estimated fair value of derivative financial asset would increase (decrease). If the volatility of stock price, significant unobservable input used in the fair value measurement, increases (decreases), the estimated fair value of derivative financial asset would increase (decrease).

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

22.	Derivative Instruments, Continued

(6)

The fair value of derivative financial instruments to which the Group applies cash flow hedging is recorded in the consolidated financial statements as long-term derivative financial assets and long-term derivative financial liabilities. As of December 31, 2023, details of fair values of the derivative assets and liabilities are as follows:

(In millions of won and thousands of U.S. dollars)
Hedging instrument (Hedged item)	Cash flow hedge		Fair value
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	~~W~~	80,426	80,426
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		35,784	35,784

	~~W~~	116,210	116,210

Non-current liabilities:
Fixed-to-fixed cross currency swap (U.S dollar denominated bonds face value of USD 300,000)	~~W~~	(9,212)	(9,212)

	~~W~~	(9,212)	(9,212)

As of December 31, 2023, the changes in fair value of derivatives designated as hedging instrument, which are all effective in hedging, were recognized in full in other comprehensive income.

(7)

The fair value of derivatives held for trading is recorded in the consolidated financial statements as derivative financial assets, long-term derivative financial assets and long-term derivative financial liabilities. As of December 31, 2023, details of fair values of the derivative assets and liabilities are as follows:

(In millions of won)
	Held for trading		Fair value
Current assets:
Contract for difference settlement	~~W~~	8,974	8,974
Non-current assets:
Contingent subscription right		2,323	2,323
Contract for difference settlement		21,027	21,027

	~~W~~	32,324	32,324

Non-current liabilities:
Drag-along and call option rights	~~W~~	(295,876)	(295,876)

	~~W~~	(295,876)	(295,876)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

23.	Share Capital and Capital Surplus and Others

(1)	Details of share capital as of December 31, 2023 and 2022 are as follows:

(In millions of won, except for share data)
	December 31, 2023		December 31, 2022
Number of authorized shares		670,000,000	670,000,000
Par value (in won)	~~W~~	100	100
Number of issued shares		218,833,144	218,833,144
Share capital:
Common share(*1)	~~W~~	30,493	30,493

(*1)

In 2002 and 2003, The Parent Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Group’s issued shares have decreased without change in share capital.

(2)	There were no changes in share capital of the Parent Company for the years ended December 31, 2023 and 2022.

(3)	Details of shares outstanding as of December 31, 2023 and 2022 are as follows:

(In shares)	December 31, 2023			December 31, 2022
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	218,833,144	6,133,414	212,699,730	218,833,144	801,091	218,032,053

(4)	Details of capital surplus and others as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Paid-in surplus	~~W~~	1,771,000	1,771,000
Treasury shares (Note 24)		(301,981)	(36,702)
Hybrid bonds (Note 25)		398,509	398,759
Share option (Note 26)		9,818	2,061
Others(*)		(13,705,990)	(13,702,235)

	~~W~~	(11,828,644)	(11,567,117)

(*)	Others primarily consist of the excess of the consideration paid by the Group over the carrying amount of net assets acquired from entities under common control.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

24.	Treasury Shares

(1)	Treasury shares as of December 31, 2023 and 2022 are as follows:

(In millions of won, except for the number of shares)
	December 31, 2023		December 31, 2022
Number of shares		6,133,414	801,091
Acquisition cost	~~W~~	301,981	36,702

(2)	Changes in treasury shares for the years ended December 31, 2023 and 2022 are as follows:

(In shares)
	2023	2022
Treasury shares as of January 1	801,091	1,250,992
Acquisition(*1)	5,773,410	—
Disposal(*2)	(441,087)	(449,901)

Treasury shares as of December 31	6,133,414	801,091

(*1)	The Parent Company acquired 5,773,410 of its treasury shares for ~~W~~285,487 million in an effort to increase shareholder value by stabilizing its stock price for the years ended December 31, 2023.
(*2)

The Parent Company distributed 441,087 treasury shares (acquisition cost: ~~W~~20,208 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of ~~W~~212 million for the year ended December 31, 2023. Also, the Parent Company distributed 449,901 treasury shares (acquisition cost: ~~W~~20,612 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of ~~W~~4,813 million for the year ended December 31, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

25.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)	December 31, 2023		December 31, 2022
Series 3 hybrid bonds	Unsecured subordinated bearer bond	June 5, 2023	June 5, 2083	4.95	~~W~~	400,000	—
Series 2-1 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.70		—	300,000
Series 2-2 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.65		—	100,000
Issuance costs						(1,491)	(1,241)

					~~W~~	398,509	398,759

The Parent Company redeemed previously issued hybrid bonds and issued new ones for the year ended December 31, 2023. As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Parent Company classified the hybrid bonds as equity.

These are subordinated bonds that rank before common shares in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity without any notice or announcement.
(*2)

Annual interest rate is determined as yield rate of 5-year national bond plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

26.	Share based payment Arrangement

26.1	Share-based payment arrangement of the Parent Company

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Share-based payment arrangement with cash alternatives

	Series
	1-3	3	4	5	6
Grant date	March 24, 2017	February 22, 2019	March 26, 2019	March 26, 2020	March 25, 2021
Types of shares to be issued	Registered common shares of the Parent Company
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	67,320	8,907	5,266	376,313	87,794
Exercise price (in won)	57,562	53,052	50,862	38,452	50,276
Exercise period	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024	Mar. 27, 2023 ~ Mar. 26, 2027	Mar. 26, 2023 ~ Mar. 25, 2026
Vesting conditions	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date	2 years’ service from the grant date

Series
	7-1	7-2
Grant date	March 25, 2022
Types of shares to be issued	Registered common shares of the Parent Company
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	295,275	109,704
Exercise price (in won)	56,860	56,860
Exercise period	Mar. 26, 2025 ~ Mar. 25, 2029	Mar. 26, 2024 ~ Mar. 25, 2027
Vesting conditions	2 years’ service from the grant date	2 years’ service from the grant date

(*)	The remaining parts of 1-2st and 2nd share options were fully forfeited, and the 8th share option was canceled for the year ended December 31, 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

26.	Share based payment Arrangement, Continued

26.1	Share-based payment arrangement of the Parent Company, Continued:

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

2)	Cash-settled share-based payment arrangement

	Granted in 2021		Granted in 2022
	Share appreciation rights of SK Telecom Co., Ltd.(*)	Share appreciation rights of SK Square Co., Ltd.(*)	Share appreciation rights of SK Telecom Co., Ltd.

Grant date	January 1, 2021		January 1, 2022
Grant method	Cash settlement
Number of shares (in share)	183,246	118,456	338,525
Exercise price (in won)	50,276		56,860
Exercise period	Jan. 1, 2023 ~ Mar. 28, 2024		Jan. 1, 2024 ~ Mar. 25, 2025
Vesting conditions	2 years’ service from the grant date		2 years’ service from the grant date

(*)	Parts of the grant that have not met the vesting conditions have been forfeited for the year ended December 31, 2022.

3)	Equity-settled share-based payment arrangement

The Parent Company newly established Performance Share Units (“PSU”) for executives of the Parent Company and major subsidiaries as part of the compensation based on the growth of corporate value for the year ended December 31, 2023, and the details are as follows:

PSU of SK Telecom Co., Ltd.
Grant date	March 28, 2023
Types of shares to be issued	Registered common shares of the Parent Company
Grant method	Reissue of treasury shares
Number of shares(*)	Fluctuates according to the share price on the expiration date and the cumulative increase rate of KOSPI200
Reference share price (in won)	47,280
Reference index (KOSPI200)	315
Maturity (exercise date)	The day in which the annual general meeting of shareholders is held after 3 years from the grant date
Vesting conditions	Full service in the year in which the grant date is included

(*)

The initial amount granted is a total of ~~W~~10,813 million, and the amount calculated according to the adjustment rate based on the share price on the expiration date and the cumulative increase rate of KOSPI200 will be paid in shares.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

26.	Share based payment Arrangement, Continued

26.1	Share-based payment arrangement of the Parent Company, Continued:

(2)

Share compensation expense for share-based payment arrangements with cash alternatives recognized for the year ended December 31, 2023 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2022	~~W~~	155,579
For the year ended December 31, 2023		2,171
In subsequent periods		504

	~~W~~	158,254

The liabilities recognized by the Parent Company in relation to the share-based payment arrangement with cash alternatives are ~~W~~5,530 million and ~~W~~4,221 million, respectively, which are included in accrued expenses as of December 31, 2023 and 2022.

As of December 31, 2023 and 2022, the carrying amount of liabilities recognized by the Parent Company in relation to the cash-settled share-based payment arrangement are ~~W~~1,133 million and ~~W~~906 million, respectively.

Share compensation expenses recognized for equity-settled share-based payment arrangements are ~~W~~6,267 million for the year ended December 31, 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

26.	Share based payment Arrangement, Continued

26.1	Share-based payment arrangement of the Parent Company, Continued:

(3)	The Parent Company used binomial option pricing model in the measurement of the fair value of the share options at the remeasurement date and the inputs used in the model are as follows:

1)	Share-based payment arrangement with cash alternatives

(i)	SK Telecom Co., Ltd.

(In won)	Series
	1-3	3	4	5	6	7-1	7-2
Risk-free interest rate	3.52%	3.49%	3.52%	3.14%	3.18%	3.15%	3.14%
Estimated option’s life	7 years	5 years	5 years	7 years	5 years	7 years	5 years
Share price on the remeasurement date	50,100	50,100	50,100	50,100	50,100	50,100	50,100
Expected volatility	16.80%	16.80%	16.80%	16.80%	16.80%	16.80%	16.80%
Expected dividends yield	6.60%	6.60%	6.60%	6.60%	6.60%	6.60%	6.60%
Exercise price	57,562	53,052	50,862	38,452	50,276	56,860	56,860
Per-share fair value of the option	63	310	1,157	11,648	3,400	2,466	1,974

(ii)	SK Square Co., Ltd.

(In won)	Series
	1-3	3	4	5	6
Risk-free interest rate	2.07%	1.91%	1.78%	1.52%	1.55%
Estimated option’s life	7 years	5 years	5 years	7 years	5 years
Share price (Closing price on the preceding day)	52,500	51,800	50,600	34,900	49,800
Expected volatility	13.38%	8.30%	7.70%	8.10%	25.70%
Expected dividends yield	3.80%	3.80%	3.90%	5.70%	4.00%
Exercise price	57,562	53,052	50,862	38,452	50,276
Per-share fair value of the option	3,096	1,720	1,622	192	8,142

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

26.	Share based payment Arrangement, Continued

26.1	Share-based payment arrangement of the Parent Company, Continued:

(3)	The Parent Company used binomial option pricing model in the measurement of the fair value of the share options at the remeasurement date and the inputs used in the model are as follows, Continued:

2)	Cash-settled share-based payment arrangement

(In won)	Granted in 2021		Granted in 2022
	Share appreciation rights of SK Telecom Co., Ltd.	Share appreciation rights of SK Square Co., Ltd.	Share appreciation rights of SK Telecom Co., Ltd.
Risk-free interest rate	3.52%	3.52%	3.37%
Estimated option’s life	3.25 years	3.25 years	3.25 years
Share price on the remeasurement date	50,100	52,600	50,100
Expected volatility	16.80%	30.90%	16.80%
Expected dividends yield	6.60%	0.00%	6.60%
Exercise price	50,276	50,276	56,860
Per-share fair value of the option	1,387	4,706	949

3)	Equity-settled share-based payment arrangement

(In won)
PSU of SK Telecom Co., Ltd.
Risk-free interest rate	3.26%
Estimated option’s life	3 years
Share price on the expected grant date	48,500
Expected volatility	18.67%
Expected dividends yield	4.90%
Per-share fair value of the option	27,525

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

26.	Share based payment Arrangement, Continued

26.2	Share-based payment arrangement by SAPEON Inc., a subsidiary of the Parent Company

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

	Series
	1-1	1-2	2
Grant date	February 28, 2023		November 13, 2023
Types of shares to be issued	Registered common shares of SAPEON Inc.
Grant method	Issuance of shares
Number of shares (in share)	14,500	35,100	6,450
Exercise price (in U.S. dollars)	100.0
Exercise period(*)	Jan. 4, 2024 ~ Jan. 4, 2032	Apr. 1, 2024 ~ Apr. 1, 2032	Feb. 1, 2025 ~ Feb. 1, 2033
Vesting conditions	2 years’ service from the commencement date, 50% 3 years’ service from the commencement date, 25% 4 years’ service from the commencement date, 25%

(*)	The exercise periods vary as vesting periods for each share-based payment arrangement are different. The exercise period was disclosed based on the vesting period with the highest number of grants.
(2)	Share compensation expense for share-based payment arrangements for the year ended December 31, 2023 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2022	~~W~~	—
For the year ended December 31, 2023		2,555
In subsequent periods		1,312

	~~W~~	3,867

(3)

SAPEON Inc., a subsidiary of the Parent Company, used binomial option pricing model in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

(In U.S. dollars)
	1-1	1-2	2
Risk-free interest rate	4.18%	4.16%	4.67%
Estimated option’s life	5.18 years	5.42 years	5.55 years
Underlying share price	107.8	107.8	118.1
Expected volatility	43.50%	43.00%	43.00%
Expected dividends yield	0.00%	0.00%	0.00%
Exercise price	100.0	100.0	100.0
Per-share fair value of the option	50.7	51.4	61.4

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Retained Earnings

(1)	Retained earnings as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		9,831,138	9,631,138
Reserve for technology development		4,565,300	4,365,300

		14,396,438	13,996,438
Unappropriated		8,381,223	8,444,953

	~~W~~	22,799,981	22,463,711

(2)	Legal reserve

The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

28.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Valuation gain on FVOCI	~~W~~	176,208	173,281
Other comprehensive income of investments in associates and joint ventures		182,702	173,477
Valuation gain (loss) on derivatives		(1,488)	14,463
Foreign currency translation differences for foreign operations		29,794	30,012

	~~W~~	387,216	391,233

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

28.	Reserves, Continued

(2)	Changes in reserves for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	Valuation gain on financial assets at FVOCI		Other comprehensive income of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance as of January 1, 2022	~~W~~	633,240	53,770	33,918	14,310	735,238
Changes, net of taxes		(459,959)	119,707	(19,455)	15,702	(344,005)
Balance as of December 31, 2022	~~W~~	173,281	173,477	14,463	30,012	391,233
Changes, net of taxes		2,927	9,225	(15,951)	(218)	(4,017)

Balance as of December 31, 2023	~~W~~	176,208	182,702	(1,488)	29,794	387,216

(3)	Changes in valuation gain on financial assets at FVOCI for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Balance as of January 1	~~W~~	173,281	633,240
Amount recognized as other comprehensive income for the year, net of taxes		(18,883)	(490,959)
Amount reclassified to retained earnings, net of taxes		21,810	31,000

Balance as of December 31	~~W~~	176,208	173,281

(4)	Changes in valuation gain (loss) on derivatives for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Balance as of January 1	~~W~~	14,463	33,918
Amount recognized as other comprehensive income for the year, net of taxes		(18,725)	(25,630)
Amount reclassified to profit, net of taxes		2,774	6,175

Balance as of December 31	~~W~~	(1,488)	14,463

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

29.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Communication	~~W~~	32,238	31,881
Utilities		511,240	401,025
Taxes and dues		29,009	49,445
Repair		431,964	435,572
Research and development		369,507	340,864
Training		39,286	39,632
Bad debt for accounts receivable - trade		37,906	27,053
Travel		22,499	15,684
Supplies and other		130,330	113,839

	~~W~~	1,603,979	1,454,995

30.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Other non-operating income:
Gain on disposal of property and equipment and intangible assets	~~W~~	21,898	15,985
Others		28,468	39,913

	~~W~~	50,366	55,898

Other non-operating expenses:
Loss on impairment of property and equipment and intangible assets	~~W~~	10,369	17,027
Loss on disposal of property and equipment and intangible assets		9,369	20,465
Donations		14,766	13,125
Bad debt for accounts receivable – other		5,256	3,011
Others		7,534	19,992

	~~W~~	47,294	73,620

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

31.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Finance income:
Interest income	~~W~~	70,055	58,472
Gain on sale of accounts receivable – other		—	1,043
Dividends		43,014	2,552
Gain on foreign currency transactions		19,065	21,283
Gain on foreign currency translations		1,199	2,095
Gain relating to financial instruments at FVTPL		115,043	94,393

	~~W~~	248,376	179,838

(In millions of won)
	2023		2022
Finance costs:
Interest expense	~~W~~	389,813	328,307
Loss on sale of accounts receivable – other		65,027	61,841
Loss on foreign currency transactions		21,693	19,485
Loss on foreign currency translations		1,227	3,814
Loss relating to financial instruments at FVTPL		49,641	41,597
Loss on disposal of investment assets		—	1,283

	~~W~~	527,401	456,327

(2)	Details of interest income included in finance income for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Interest income on cash equivalents and financial instruments	~~W~~	44,921	27,991
Interest income on loans and others		25,134	30,481

	~~W~~	70,055	58,472

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Interest expense on borrowings	~~W~~	29,917	25,736
Interest expense on debentures		247,105	217,475
Others		112,791	85,096

	~~W~~	389,813	328,307

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

31.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2023 and 2022 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 6 and 36.

1)	Finance income and costs

(In millions of won)
	2023
	Finance income		Finance costs
Financial assets:
Financial assets at FVTPL	~~W~~	127,001	114,668
Financial assets at FVOCI		39,681	—
Financial assets at amortized cost		69,373	22,795
Derivatives designated as hedging instrument		2,480	—

		238,535	137,463

Financial liabilities:
Financial liabilities at FVTPL		6,717	—
Financial liabilities at amortized cost		3,124	389,938

		9,841	389,938

	~~W~~	248,376	527,401

(In millions of won)
	2022
	Finance income		Finance costs
Financial assets:
Financial assets at FVTPL	~~W~~	104,068	103,292
Financial assets at FVOCI		1,495	1,283
Financial assets at amortized cost		45,008	23,094
Derivatives designated as hedging instrument		—	146

		150,571	127,815

Financial liabilities:
Financial liabilities at FVTPL		18,432	—
Financial liabilities at amortized cost		10,835	328,512

		29,267	328,512

	~~W~~	179,838	456,327

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

31.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2023 and 2022 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 6 and 36, Continued.

2)	Other comprehensive income (loss), net of tax

(In millions of won)
	2023		2022
Financial assets:
Financial assets at FVOCI	~~W~~	(18,842)	(491,853)
Derivatives designated as hedging instrument		(11,520)	(21,548)

		(30,362)	(513,401)

Financial liabilities:
Derivatives designated as hedging instrument		(5,940)	182

	~~W~~	(36,302)	(513,219)

(5)	Details of impairment losses for financial assets for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Accounts receivable – trade	~~W~~	37,906	27,053
Other receivables		5,256	3,011

	~~W~~	43,162	30,064

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

32.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2023 and 2022 consist of the following:

(In millions of won)
	2023		2022
Current tax expense:
Current year	~~W~~	273,936	274,902
Current tax of prior years		(11,590)	73,477

		262,346	348,379

Deferred tax expense:
Changes in net deferred tax assets		79,896	(60,058)

Income tax expense:	~~W~~	342,242	288,321

(2)

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2023 and 2022 is attributable to the following:

(In millions of won)
	2023		2022
Profit before income tax	~~W~~	1,488,179	1,236,152
Income taxes at statutory income tax rate		382,517	329,580
Non-taxable income		(3,091)	(14,969)
Non-deductible expenses		15,725	24,679
Tax credit and tax reduction		(64,829)	(10,300)
Changes in unrecognized deferred taxes		14,354	21,057
Changes in tax rate		3,444	(42,307)
Income tax refund and others		(5,878)	(19,419)

Income tax expense	~~W~~	342,242	288,321

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

32.	Income Tax Expense, Continued

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Valuation gain on financial assets measured at fair value	~~W~~	12,977	167,249
Share of other comprehensive gain (loss) of investment in associates and joint ventures		292	(2,972)
Valuation gain on derivatives		5,631	7,649
Remeasurement of defined benefit liabilities (assets)		(2,672)	(20,867)
Loss on disposal of treasury shares and others		(53)	(28,108)

	~~W~~	16,175	122,951

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	75,042	73	—	75,115
Accrued interest income		(7,903)	1,064	—	(6,839)
Financial assets measured at fair value		(10,171)	(5,332)	12,977	(2,526)
Investments in subsidiaries, associates and joint ventures		16,846	5,792	292	22,930
Property and equipment and intangible assets		(352,605)	(66,808)	—	(419,413)
Provisions		1,629	(310)	—	1,319
Retirement benefit obligation		30,619	(15,517)	(2,672)	12,430
Valuation gain on derivatives		12,768	1,271	5,631	19,670
Gain (loss) on foreign currency translation		20,633	34	—	20,667
Incremental costs to acquire a contract		(722,900)	4,689	—	(718,211)
Contract assets and liabilities		4,279	13,286	—	17,565
Right-of-use assets		(431,397)	41,534	—	(389,863)
Lease liabilities		428,648	(40,557)	—	388,091
Others		85,716	(81,397)	(53)	4,266

		(848,796)	(142,178)	16,175	(974,799)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		2,007	5,143	—	7,150
Tax credit		89,883	57,139	—	147,022

		91,890	62,282	—	154,172

	~~W~~	(756,906)	(79,896)	16,175	(820,627)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

32.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2023 and 2022 are as follows, Continued:

(In millions of won)
	2022
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Business combinations	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	77,357	(2,315)	—	—	75,042
Accrued interest income		(166)	(5,057)	—	(2,680)	(7,903)
Financial assets measured at fair value		(157,828)	(19,592)	167,249	—	(10,171)
Investments in subsidiaries, associates and joint ventures		(31,817)	51,635	(2,972)	—	16,846
Property and equipment and intangible assets		(305,967)	(46,895)	—	257	(352,605)
Provisions		4,198	(2,569)	—	—	1,629
Retirement benefit obligation		52,332	(875)	(20,867)	29	30,619
Valuation gain on derivatives		6,336	(1,217)	7,649	—	12,768
Gain (loss) on foreign currency translation		21,378	(745)	—	—	20,633
Incremental costs to acquire a contract		(749,871)	26,971	—	—	(722,900)
Contract assets and liabilities		(2,201)	6,480	—	—	4,279
Right-of-use assets		(389,502)	(41,895)	—	—	(431,397)
Lease liabilities		381,537	47,111	—	—	428,648
Others		68,481	41,691	(28,108)	3,652	85,716

		(1,025,733)	52,728	122,951	1,258	(848,796)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		—	2,007	—	—	2,007
Tax credit		84,560	5,323	—	—	89,883

		84,560	7,330	—	—	91,890

	~~W~~	(941,173)	60,058	122,951	1,258	(756,906)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

32.	Income Tax Expense, Continued

(5)

Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards which are not recognized as deferred tax assets (liabilities), in the consolidated statements of financial position as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Loss allowance	~~W~~	77,837	85,969
Investments in subsidiaries, associates and joint ventures		(480,667)	(434,253)
Other temporary differences		64,004	61,817
Unused tax loss carryforwards		174,589	229,410

The amount of unused tax loss carryforwards which are not recognized as deferred tax assets as of December 31, 2023 are expiring within the following periods:

(In millions of won)
	Unused tax loss carryforwards
Less than 1 year	~~W~~	19,087
1 ~ 2 years		14,345
2 ~ 3 years		12,956
More than 3 years		128,201

	~~W~~	174,589

33.	Earnings per Share

Earnings per share is calculated to profit of the Parent Company per common share and dilutive potential common share, and details are as follows:

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2023 and 2022 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	2023		2022
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	~~W~~	1,093,611	912,400
Interest on hybrid bonds		(17,283)	(14,766)

Profit attributable to owners of the Parent Company on common shares		1,076,328	897,634
Weighted average number of common shares outstanding		217,264,615	217,994,490

Basic earnings per share (in won)	~~W~~	4,954	4,118

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

33.	Earnings per Share, Continued

(1)	Basic earnings per share, Continued

2)	The weighted average number of common shares outstanding for the years ended December 31, 2023 and 2022 are calculated as follows:

(In shares)
	2023
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2023	218,833,144	218,833,144
Treasury shares as of January 1, 2023	(801,091)	(801,091)
Acquisition of treasury shares	(5,773,410)	(1,154,633)
Disposal of treasury shares	441,087	387,195

	212,699,730	217,264,615

(In shares)
	2022
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2022	218,833,144	218,833,144
Treasury shares as of January 1, 2022	(1,250,992)	(1,250,992)
Disposal of treasury shares	449,901	412,338

	218,032,053	217,994,490

(2)	Diluted earnings per share

1)	Diluted earnings per share for the years ended December 31, 2023 and 2022 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)
	2023		2022
Profit attributable to owners of the Parent Company on common shares	~~W~~	1,076,328	897,634
Adjusted weighted average number of common shares outstanding		217,452,721	218,108,742

Diluted earnings per share (in won)	~~W~~	4,950	4,116

2)	The adjusted weighted average number of common shares outstanding for the years ended December 31, 2023 and 2022 are calculated as follows:

(In shares)
	2023	2022
Outstanding shares as of January 1	218,032,053	217,582,152
Effect of treasury shares	(767,438)	412,338
Effect of share option	188,106	114,252

Adjusted weighted average number of common shares outstanding	217,452,721	218,108,742

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

34.	Dividends

(1)	Details of dividends declared

Details of dividend declared in Parent company for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2023	Cash dividends (Interim)	218,466,141	100	830%	~~W~~	181,327
	Cash dividends (Interim)	218,473,140	100	830%		181,333
	Cash dividends (Interim)	216,412,898	100	830%		179,623
	Cash dividends (Year-end)	212,699,730	100	1,050%		223,335

					~~W~~	765,618

2022	Cash dividends (Interim)	218,002,830	100	830%	~~W~~	180,942
	Cash dividends (Interim)	218,032,053	100	830%		180,967
	Cash dividends (Interim)	218,032,053	100	830%		180,967
	Cash dividends (Year-end)	218,032,053	100	830%		180,967

					~~W~~	723,843

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2023 and 2022 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2023	Cash dividends	3,540	50,100	7.07%
2022	Cash dividends	3,320	47,400	7.00%

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

35.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	313,340	—	1,141,638	—	1,454,978
Financial instruments		62,364	—	232,945	—	295,309
Long-term investment securities(*)		280,650	1,398,734	—	—	1,679,384
Accounts receivable – trade		—	—	1,990,849	—	1,990,849
Loans and other receivables		273,945	—	781,157	—	1,055,102
Derivative financial assets		32,324	—	—	116,210	148,534

	~~W~~	962,623	1,398,734	4,146,589	116,210	6,624,156

(*)	The Group designated ~~W~~1,398,734 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2022
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	245,982	—	1,636,309	—	1,882,291
Financial instruments		148,365	—	89,240	—	237,605
Long-term investment securities(*)		221,139	1,189,597	—	—	1,410,736
Accounts receivable – trade		—	—	1,984,772	—	1,984,772
Loans and other receivables		332,669	—	909,003	—	1,241,672
Derivative financial assets		54,009	—	—	267,151	321,160

	~~W~~	1,002,164	1,189,597	4,619,324	267,151	7,078,236

(*)	The Group designated ~~W~~1,189,597 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

35.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	139,876	—	139,876
Derivative financial liabilities		295,876	—	9,212	305,088
Borrowings		—	718,078	—	718,078
Debentures		—	8,325,643	—	8,325,643
Lease liabilities(*)		—	1,611,433	—	1,611,433
Accounts payable - other and others		—	4,539,838	—	4,539,838

	~~W~~	295,876	15,334,868	9,212	15,639,956

(In millions of won)
	December 31, 2022
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Accounts payable – trade	~~W~~	—	89,255	89,255
Derivative financial liabilities		302,593	—	302,593
Borrowings		—	936,110	936,110
Debentures		—	8,366,694	8,366,694
Lease liabilities(*)		—	1,782,057	1,782,057
Accounts payable - other and others		—	5,505,465	5,505,465

	~~W~~	302,593	16,679,581	16,982,174

(*)	Lease liabilities are not applicable on category of financial liabilities, but are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

36.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and price fluctuations. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, long-term investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – trade and other, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Group has currency risk due to revenue and expenses from its global operations. Major foreign currencies where the currency risk occur are USD, EUR and others. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. The Group manages currency risk arising from business transactions by using currency forwards, etc. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each group entity.

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2023 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	74,608	~~W~~	96,200	1,025,369	~~W~~	1,322,111
EUR	5,391		7,691	132		188
Others			336			—

		~~W~~	104,227		~~W~~	1,322,299

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency debentures. (See note 22)

As of December 31, 2023, a hypothetical change in exchange rates by 10% would have increased (decreased) the Group’s profit before income tax and equity as follows:

(In millions of won)
	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
USD	~~W~~	5,521	(5,521)	~~W~~	5,521	(5,521)
EUR		750	(750)		750	(750)
Others		34	(34)		34	(34)

	~~W~~	6,305	(6,305)	~~W~~	6,305	(6,305)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

36.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Group arises from borrowings, debentures and long-term payables – other. Since the Group’s interest-bearing assets are mostly fixed interest bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

As of December 31, 2023, floating-rate borrowings and debentures amount to ~~W~~90,000 million and ~~W~~386,820 million, respectively, and the Group has entered into interest rate swaps to hedge interest rate risk related to the floating-rate debentures. Therefore, profit before income tax for the year ended December 31, 2023 would not have been affected by the changes in interest rates of floating-rate debentures.

If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income tax and equity for the year ended December 31, 2023 would change by ~~W~~900 million in relation to the floating-rate borrowings which have not entered into interest rate swaps.

As of December 31, 2023, the floating-rate long-term payables – other are ~~W~~1,290,225 million. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income tax and equity for the year ended December 31, 2023 would change by ~~W~~12,902 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

Interest rate benchmark reform and associated risks

In case of Korean CD rate, the alternative interest rate benchmark has selected as Korea Overnight Financing Repo Rate(“KOFR”) and as part of interest rate benchmark reform, the interest rate has been disclosed through Korea Securities Depository since November 26, 2021. KOFR is calculated using the overnight RP rate as collateral for government bonds and monetary stabilization bonds. However, unlike LIBOR, calculation of CD rate will not be suspended, thereby making it unclear when and how the transition to KOFR will take place.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

36.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

Non-derivative financial liabilities

The Parent Company’s non-derivative financial liabilities subject to interest rate benchmark reform as of December 31, 2022 were floating-rate bonds indexed to USD LIBOR. The Group completed discussion with the counterparty about including the fallback clauses as of December 31, 2023.

Derivatives

Most of the Group’s derivative instruments designated as cash flow hedge are governed by contracts based on the International Swaps and Derivatives Association(“ISDA”)’s master agreements. As part of interest rate benchmark reform, ISDA has included a new fallback clause regarding which alternative benchmark interest rate to be applied when the calculation of major IBOR is suspended in the master agreement. The master agreement is applied to derivative contracts executed after January 25, 2021, and the transaction parties are required to adhere to ISDA protocol to include the same fallback clause into derivative contracts executed before January 25, 2021. The Group has adhered to ISDA protocol for transition to the alternative benchmark interest rate and the fallback clause will be included when counterparties adhere to the protocol to include. The Group’s counterparties have adhered to ISDA protocol and agreed to include the fallback clause.

(iii) Price fluctuations risk

As of December 31, 2023, the Group holds equity instruments in an active trading market, exposing it to price fluctuation risk. Assuming all other variables remain constant, the impact on the Group’s profit before income tax and equity resulting from a 10% fluctuation in the per-share stock price of the equity securities for the year ended December 31, 2023 is as follows.

(In millions of won)
Profit before income tax			Equity
If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
~~W~~	—	—	~~W~~	85,006	(85,006)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

36.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

The maximum credit exposure as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Cash and cash equivalents	~~W~~	1,454,773	1,882,093
Financial instruments		295,309	237,605
Investment securities		—	900
Accounts receivable – trade		1,990,849	1,984,772
Contract assets		129,771	132,221
Loans and other receivables		1,055,102	1,241,672
Derivative financial assets		148,534	321,160

	~~W~~	5,074,338	5,800,423

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty by considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

(i)	Accounts receivable – trade and contract assets

The Group establishes a loss allowance in respect of accounts receivable – trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance for the year ended December 31, 2023 are included in note 6.

(ii)	Debt investments

The credit risk arises from debt investments included in ~~W~~295,309 million of financial instruments, and ~~W~~1,055,102 million of loans and other receivables. To limit the exposure to this risk, the Group transacts only with financial institutions with credit ratings that are considered to be low credit risk.

Most of the Group’s debt investments are considered to have a low risk of default and the borrower has a strong capacity to meet its contractual cash flow obligations in the near term. Thus, the Group measured the loss allowance for the debt investments at an amount equal to 12-month expected credit losses.

Meanwhile, the Group monitors changes in credit risk at each reporting date. The Group recognized the loss allowance at an amount equal to lifetime expected credit losses when the credit risk on the debt investments is assumed to have increased significantly if it is more than 30 days past due.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

36.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(ii)	Debt investments, Continued

The Group’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and derivative financial assets as of December 31, 2023 are as follows.

(In millions of won)
	Financial assets at FVTPL		Financial assets at amortized cost
			12-month ECL	Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired
Gross amount	~~W~~	336,309	1,009,175	8,914	71,677
Loss allowance		—	(3,314)	(3,095)	(69,255)

Carrying amount	~~W~~	336,309	1,005,861	5,819	2,422

Changes in the loss allowance for the debt investments for the year ended December 31, 2023 are as follows:

(In millions of won)
	12-month ECL		Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired	Total
December 31, 2022	~~W~~	3,081	3,314	83,685	90,080
Remeasurement of loss allowance, net		1,105	3,049	1,102	5,256
Transfer to lifetime ECL – not credit impaired		(868)	868	—	—
Transfer to lifetime ECL – credit impaired		—	(4,136)	4,136	—
Amounts written off		(4)	—	(26,583)	(26,587)
Recovery of amounts written off		—	—	6,915	6,915

December 31, 2023	~~W~~	3,314	3,095	69,255	75,664

(iii)	Cash and cash equivalents

The Group deposits ~~W~~1,454,773 million of cash and cash equivalents as of December 31, 2023 (~~W~~1,882,093 million as of December 31, 2022) at banks and financial institutions with credit ratings above the certain level. Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considered that its cash and cash equivalents have low credit risk based on the credit ratings of the counterparties assigned by external credit rating agencies.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

36.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2023 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	~~W~~	139,876	139,876	139,876	—	—
Borrowings(*)		718,078	739,791	417,056	322,735	—
Debentures(*)		8,325,643	9,532,468	1,493,063	5,800,210	2,239,195
Lease liabilities		1,611,433	1,899,929	386,202	1,026,475	487,252
Accounts payable – other and others(*)		4,539,838	4,614,608	3,642,356	972,202	50

	~~W~~	15,334,868	16,926,672	6,078,553	8,121,622	2,726,497

(*)	The contractual cash flow is amount that includes interest payables.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or in significantly different amounts.

As of December 31, 2023, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years
Assets	~~W~~	116,210	123,260	30,928	92,332
Liabilities		(9,212)	(10,610)	2,970	(13,580)

		106,998	112,650	33,898	78,752

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

36.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2022.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the consolidated financial statements.

Debt-equity ratio as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Total liabilities	~~W~~	17,890,828	19,153,066
Total equity		12,228,399	12,155,196

Debt-equity ratios		146.31%	157.57%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2023 are as follows:

(In millions of won)
	December 31, 2023
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	962,623	—	649,649	312,974	962,623
Derivative hedging instruments		116,210	—	116,210	—	116,210
FVOCI		1,398,734	1,135,832	—	262,902	1,398,734

	~~W~~	2,477,567	1,135,832	765,859	575,876	2,477,567

Financial liabilities that are measured at fair value:
FVTPL		295,876	—	—	295,876	295,876
Derivative hedging instruments		9,212	—	9,212	—	9,212

	~~W~~	305,088	—	9,212	295,876	305,088

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	718,078	—	695,320	—	695,320
Debentures		8,325,643	—	8,052,193	—	8,052,193
Long-term payables – other		1,260,453	—	1,294,977	—	1,294,977

	~~W~~	10,304,174	—	10,042,490	—	10,042,490

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

36.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2022 are as follows:

(In millions of won)	December 31, 2022
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	1,002,164	44,431	727,014	230,719	1,002,164
Derivative hedging instruments		267,151	—	267,151	—	267,151
FVOCI		1,189,597	993,765	—	195,832	1,189,597

	~~W~~	2,458,912	1,038,196	994,165	426,551	2,458,912

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	302,593	—	—	302,593	302,593

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	936,110	—	911,597	—	911,597
Debentures		8,366,694	—	7,813,420	—	7,813,420
Long-term payables – other		1,638,341	—	1,614,934	—	1,614,934

	~~W~~	10,941,145	—	10,339,951	—	10,339,951

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI and financial assets at FVTPL) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used in such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of December 31, 2023 are as follows:

Interest rate
Derivative instruments	2.18% ~ 6.25%
Borrowings and debentures	3.84% ~ 18.12%
Long-term payables – other	3.72% ~ 3.85%

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

36.	Financial Risk Management, Continued

(3)	Fair value, Continued

3)

There have been no transfers between Level 1 and Level 2 for the year ended December 31, 2023. The changes of financial instruments classified as Level 3 for the year ended December 31, 2023 are as follows:

(In millions of won)
	Balance as of January 1, 2023		Gain (loss) for the year	OCI	Acquisition	Disposal	Balance as of December 31, 2023
Financial assets
FVTPL	~~W~~	230,719	(41,556)	1,602	157,356	(35,147)	312,974
FVOCI		195,832	—	14,448	52,622	—	262,902

	~~W~~	426,551	(41,556)	16,050	209,978	(35,147)	575,876

Financial liabilities
FVTPL	~~W~~	(302,593)	6,717	—	—	—	(295,876)

(4)	Enforceable master netting agreement or similar agreement

Carrying amounts of financial instruments recognized to which offset agreements are applicable as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the consolidated statements of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	194,374	(183,520)	10,854
Financial liabilities:
Accounts payable – other and others	~~W~~	190,630	(183,520)	7,110

(In millions of won)
	December 31, 2022
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the consolidated statements of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	245,835	(236,921)	8,914
Financial liabilities:
Accounts payable – other and others	~~W~~	244,509	(236,921)	7,588

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

37.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate controlling entity	SK Inc.
Joint venture	UTC Kakao-SK Telecom ESG Fund
Associates	SK China Company Ltd. and 44 others
Others	The Ultimate controlling entity’s subsidiaries and associates and others

As of December 31, 2023, the Group belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Salaries	~~W~~	4,139	3,487
Defined benefits plan expenses		1,005	761
Share option		2,542	1,598

	~~W~~	7,686	5,846

Compensation for the key management includes salaries, non-monetary salaries, and defined benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

37.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
		2023
Scope	Company	Operating revenue and others		Operating expense and others (*1)	Acquisition of property and equipment and others
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	21,438	633,265	120,926

Associates	F&U Credit information Co., Ltd.		3,876	49,398	552
	SK USA, Inc.		—	5,384	—
	Daehan Kanggun BcN Co., Ltd.		12,972	—	—
	Others(*3)		8,806	15,962	865

			25,654	70,744	1,417

Others	SK Innovation Co., Ltd.		33,571	18,977	—
	SK Energy Co., Ltd.		4,113	540	—
	SK Geo Centric Co., Ltd.		835	2	—
	SK Networks Co., Ltd.(*4)		5,876	970,662	1
	SK Networks Service Co., Ltd.		5,471	72,274	8,393
	SK Ecoplant Co., Ltd.		2,547	—	—
	SK hynix Inc.		58,725	178	—
	SK Shieldus Co., Ltd.		59,974	147,333	26,021
	Content Wavve Corp.		14,524	87,263	176
	Eleven Street Co., Ltd.		72,683	34,053	—
	SK Planet Co., Ltd.		18,308	88,250	16,338
	SK RENT A CAR Co., Ltd.		14,023	20,231	—
	SK Magic Co., Ltd.		1,632	1,142	—
	Tmap Mobility Co., Ltd.		24,862	10,003	—
	Onestore Co., Ltd.		16,265	166	—
	Dreamus Company		6,202	77,452	284
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		172	50,263	52,733
	Happy Narae Co., Ltd.		1,472	35,461	92,375
	Others		52,039	21,884	13,292

			393,294	1,636,134	209,613

		~~W~~	440,386	2,340,143	331,956

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ~~W~~218,019 million of dividends paid by the Parent Company.
(*3)	Operating revenue and others include ~~W~~8,806 million of dividends received which was deducted from the investment in associates.
(*4)	Operating expenses and others include costs for handset purchases amounting to ~~W~~915,339 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

37.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2023 and 2022 are as follows, Continued:

(In millions of won)		2022
Scope	Company	Operating revenue and others		Operating expense and others (*1)	Acquisition of property and equipment and others
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	22,162	662,247	114,895

Associates	F&U Credit information Co., Ltd.		3,490	49,227	265
	HanaCard Co., Ltd. (*3)		8,932	1,820	22
	Daehan Kanggun BcN Co., Ltd.		20,290	—	—
	Others(*4)		13,795	5,608	80

			46,507	56,655	367

Others	SK Innovation Co., Ltd.		27,524	19,598	—
	SK Energy Co., Ltd.		4,585	710	—
	SK Geo Centric Co., Ltd.		925	1	—
	SK Networks Co., Ltd.(*5)		4,312	904,320	288
	SK Networks Service Co., Ltd.		6,110	71,432	7,891
	SK Ecoplant Co., Ltd.		3,330	112	—
	SK hynix Inc.		60,933	75	—
	SK Shieldus Co., Ltd.		39,455	147,731	35,854
	Content Wavve Corp.		6,797	108,760	229
	Eleven Street Co., Ltd.		71,972	31,589	—
	SK Planet Co., Ltd.		19,753	95,261	17,481
	SK RENT A CAR Co., Ltd.		14,992	15,891	—
	SK Magic Co., Ltd.		2,204	1,071	—
	Tmap Mobility Co., Ltd.		22,011	4,973	892
	Onestore Co., Ltd.		17,181	24	—
	Dreamus Company		7,235	85,193	649
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		283	46,222	53,897
	Happy Narae Co., Ltd.		1,637	24,727	143,188
	Others		40,058	29,610	20,555

			351,297	1,587,300	280,924

		~~W~~	419,966	2,306,202	396,186

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ~~W~~272,524 million of dividends paid by the Parent Company.
(*3)

HanaCard Co., Ltd. was excluded from the related parties due to the disposal of the Group’s shares in the entity for the year ended December 31, 2022, and the transactions above occurred before the disposal.

(*4)	Operating revenue and others include ~~W~~13,700 million of dividends deducted from the investment in associates as a result of receipt by the Group.
(*5)	Operating expenses and others include costs for handset purchases amounting to ~~W~~844,157 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

37.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2023 and 2022 are as follows:

(In millions of won)
		December 31, 2023
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	1,535	106,546
Associates	F&U Credit information Co., Ltd.		—	325	4,417
	Daehan Kanggun BcN Co., Ltd.(*1)		22,147	4,701	—
	Others		—	3,910	3,476

			22,147	8,936	7,893

Others	SK Innovation Co., Ltd.		—	8,697	28,646
	SK Networks Co., Ltd.		—	120	156,316
	Mintit Co., Ltd.		—	17,036	—
	SK hynix Inc.		—	8,022	2,251
	Happy Narae Co., Ltd.		—	101	5,686
	SK Shieldus Co., Ltd.		—	12,723	14,784
	Content Wavve Corp.		—	1,476	2
	Incross Co., Ltd.		—	2,239	943
	Eleven Street Co., Ltd.		—	6,138	6,103
	SK Planet Co., Ltd.		—	9,981	18,833
	SK RENT A CAR Co., Ltd.		—	866	33,365
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	1	10,764
	Others(*2)		—	15,082	30,184

			—	82,482	307,877

		~~W~~	22,147	92,953	422,316

(*1)	As of December 31, 2023, the Parent Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.
(*2)

During the year ended December 31, 2022, SK Telecom Innovation Fund, L.P., a subsidiary of the Parent Company, entered into a convertible loan agreement for USD 13,000,000 with id Quantique SA, classified as an other related party. SK Telecom Innovation Fund, L.P. acquired shares of id Quantique SA amounting to USD 26,731,250, including common shares converted from the entire balance of loan for the year ended December 31, 2023

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

37.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2023 and 2022 are as follows, Continued:

(In millions of won)
		December 31, 2022
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	2,383	103,141
Associates	F&U Credit information Co., Ltd.		—	64	5,682
	SK USA, Inc.		—	—	1,519
	Wave City Development Co., Ltd.(*1)		—	901	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	3,199	—
	Others		—	—	65

			22,147	4,164	7,266

Others	SK Innovation Co., Ltd.		—	9,726	33,091
	SK Networks Co., Ltd.		—	488	113,943
	Mintit Co., Ltd.		—	35,058	3
	SK hynix Inc.		—	15,494	311
	Happy Narae Co., Ltd.		—	31	31,979
	SK Shieldus Co., Ltd.		—	14,035	17,447
	Content Wavve Corp.		—	349	19,244
	Incross Co., Ltd.		—	3,774	16,152
	Eleven Street Co., Ltd.		—	6,797	13,026
	SK Planet Co., Ltd.		—	8,190	43,238
	SK RENT A CAR Co., Ltd.		—	1,291	22,895
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	—	21,179
	Others(*3)		16,475	13,996	41,890

			16,475	109,229	374,398

		~~W~~	38,622	115,776	484,805

(*1)	As of December 31, 2022, the Parent Company recognized loss allowance amounting to ~~W~~379 million for accounts receivable – trade.
(*2)	As of December 31, 2022, the Parent Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.
(*3)

During the year ended December 31, 2022, SK Telecom Innovation Fund, L.P., a subsidiary of the Parent Company, entered into a convertible loan agreement for USD 13,000,000 with id Quantique SA, classified as other related party.

(5)

The Group has granted SK REIT Co., Ltd. The right of first offer regarding the disposal of real estate owned by the Group. Whereby, the negotiation period is within 3 to 5 years from June 30, 2021, date of agreement, and the Group has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Group.

(6)	The details of additional investments and disposal of associates and joint ventures for the year ended December 31, 2023 are as presented in note 12.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

38.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~1,228 million as of December 31, 2023.

(2)	Legal claims and litigations

As of December 31, 2023, the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a material impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Accounts receivable from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~291,747 million and ~~W~~357,467 million as of December 31, 2023 and 2022, respectively, which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

(4)	Obligation relating to spin-off

The Parent Company carried out the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. The Parent Company has obligation to jointly and severally reimburse the Parent Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

38.	Commitments and Contingencies, Continued

(5)	Commitment of the acquisition and disposal of shares

The Board of Directors of the Parent Company resolved the acquisition and disposal of certain shares in order to strengthen the strategic alliance with Hana Financial Group Inc.(“HFG”) at the Board of Directors’ meeting held on July 22, 2022. In accordance with the resolution, as of July 27, 2022, the Parent Company disposed of its entire common shares of HanaCard Co., Ltd. (39,902,323 shares) and entire common shares of Finnq Co., Ltd. (6,370,000 shares) to HFG for ~~W~~330,032 million and ~~W~~5,733 million, respectively. Through the agreement with HFG, the Parent Company is obligated to acquire HFG’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~330,032 million in a specific money trust, and the Parent Company completed the acquisition of the shares for the year ended December 31, 2022. As a part of the aforementioned transaction, as of July 27, 2022, the Parent Company disposed of its entire common shares of SK Square Co., Ltd. (767,011 shares) to HanaCard Co., Ltd. for ~~W~~31,563 million, and HanaCard Co., Ltd. is obligated to acquire the Parent Company’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~68,437 million in a specific money trust, and completed the acquisition of the shares for the year ended December 31, 2022. The Parent Company, HFG, and HanaCard Co., Ltd. may not dispose of shares they have acquired under the aforementioned transaction until March 31, 2025.

(6)	The acquisition cost of property and equipment and intangible assets to be incurred in subsequent periods under arrangements is ~~W~~44,202 million as of December 31, 2023.

(7)

According to the covenant for bond issuance and borrowings, the Group is required to maintain specific financial ratios, such as the debt ratio, at certain levels. The funds obtained must be used for specified purposes only, and regular reporting to lenders is mandated. Additionally, the contracts include clauses that restrict both provision of additional collateral of assets held by the Group and disposal of certain assets.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

39.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Interest income	~~W~~	(70,055)	(58,472)
Dividends		(43,014)	(2,552)
Gain on foreign currency translations		(1,199)	(2,095)
Gain on sale of accounts receivable – other		—	(1,043)
Gain (loss) relating to investments in associates and joint ventures, net		(10,928)	81,707
Gain on disposal of property and equipment and intangible assets		(21,898)	(15,985)
Gain relating to financial instruments at FVTPL		(115,043)	(94,393)
Interest expense		389,813	328,307
Loss on foreign currency translations		1,227	3,814
Loss on sale of accounts receivable – other		65,027	61,841
Income tax expense		342,242	288,321
Expense related to defined benefit plan		124,439	134,509
Share option		18,889	84,463
Bonus paid by treasury shares		20,420	25,425
Depreciation and amortization		3,750,796	3,755,312
Bad debt for accounts receivables – trade		37,906	27,053
Impairment loss on property and equipment and intangible assets		10,369	17,027
Loss on disposal of property and equipment and intangible assets		9,369	20,465
Bad debt for accounts receivable – other		5,256	3,011
Loss relating to financial instruments at FVTPL		49,641	41,597
Loss on disposal of investment assets		—	1,283
Other income (expenses)		(16,919)	19,843

	~~W~~	4,546,338	4,719,438

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

39.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Accounts receivable – trade	~~W~~	(46,531)	(60,546)
Accounts receivable – other		79,223	54,988
Advanced payments		3,986	(25,377)
Prepaid expenses		(2,262)	11,989
Inventories		(17,549)	39,633
Long-term accounts receivable – other		66,036	(74,729)
Contract assets		3,877	(13,400)
Guarantee deposits		(2,117)	6,245
Accounts payable – trade		50,442	(101,465)
Accounts payable – other		(188,318)	369,693
Withholdings		(3,714)	4,964
Contract liabilities		(19,620)	18,910
Deposits received		(1,744)	99
Accrued expenses		(73,734)	116,039
Provisions		(566)	(20)
Long-term provisions		(1,061)	(13,792)
Plan assets		(17,772)	(132,131)
Retirement benefits payment		(99,396)	(79,117)
Others		(3,343)	(3,877)

	~~W~~	(274,163)	118,106

(3)	Significant non-cash transactions for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(305,823)	(39,977)
Increase of right-of-use assets		345,761	720,932
Transfer from property and equipment to investment property		13,900	4,732

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

39.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023
					Non-cash transactions
	January 1, 2023		Cash flows		Exchange rate changes(*)	Fair value changes	Other changes	December 31, 2023
Total liabilities from financing activities:
Short-term borrowings	~~W~~	142,998		(142,998)	—	—	—	—
Long-term borrowings		793,113		(75,050)	—	—	15	718,078
Debentures		8,366,693		(84,082)	36,701	—	6,331	8,325,643
Lease liabilities		1,782,057		(402,465)	—	—	231,841	1,611,433
Long-term payables – other		1,638,341		(400,245)	—	—	22,357	1,260,453
Derivative financial liabilities		—		—	—	(9,212)	—	(9,212)
Derivative financial assets		(267,151)		183,090	—	(32,149)	—	(116,210)

	~~W~~	12,456,051		(921,750)	36,701	(41,361)	260,544	11,790,185
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(773,806)
Payments of interest on hybrid bonds				(17,283)
Acquisition of treasury shares				(285,487)
Proceeds of hybrid bonds				398,509
Repayments of hybrid bonds				(400,000)
Cash inflow from transactions with the non-controlling shareholders				160
Cash outflow from transactions with the non-controlling shareholders				(21,333)

				(1,099,240)

			~~W~~	(2,020,990)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

39.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2023 and 2022 are as follows, Continued:

(In millions of won)
	2022
					Non-cash transactions
	January 1, 2022		Cash flows		Exchange rate changes(*)	Fair value changes	Business combinations	Other changes	December 31, 2022
Total liabilities from financing activities:
Short-term borrowings	~~W~~	12,998		130,000	—	—	—	—	142,998
Long-term borrowings		394,187		398,529	—	—	—	397	793,113
Debentures		8,426,683		(189,878)	122,350	—	—	7,538	8,366,693
Lease liabilities		1,534,281		(401,054)	—	—	6,503	642,327	1,782,057
Long-term payables – other		2,009,833		(400,245)	—	—	—	28,753	1,638,341
Derivative financial liabilities		111		—	—	(111)	—	—	—
Derivative financial assets		(182,661)		768	—	(85,258)	—	—	(267,151)

	~~W~~	12,195,432		(461,880)	122,350	(85,369)	6,503	679,015	12,456,051
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(904,020)
Payments of interest on hybrid bonds				(14,766)
Cash inflow from transactions with the non-controlling shareholders				31,151
Cash outflow from transactions with the non-controlling shareholders				(367)

				(888,002)

			~~W~~	(1,349,882)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

40.	Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of December 31, 2023 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated in 2024	Quantities allocated in 2025	Total
Emissions rights allocated free of charge(*)	1,385,433	1,602,751	1,443,977	1,300,465	1,300,465	7,033,091

(*)	The changes in quantity due to additional allocation, cancellation of allocation and others are considered.

(2)	Changes in emissions rights quantities the Group held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in 2023	Total
Beginning	—	—	306,575	306,575
Allocation at no cost	1,385,433	1,602,751	1,443,977	4,432,161
Purchase	—	213,609	—	213,609
Surrender or shall be surrendered	(1,421,570)	(1,515,595)	(1,657,664)	(4,594,829)
Borrowed	36,137	5,810	—	41,947

Ending	—	306,575	92,888	399,463

(3)	As of December 31, 2023, the estimated annual greenhouse gas emissions quantities of the Group are 1,657,664 tCO2-eQ.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

41.	Non-current Assets Held for Sale

Non-current assets held for sale as of December 31, 2023 and 2022 are as follows:

(In millions of won)
		December 31, 2023		December 31, 2022
Investments in associates	Daekyo Wipoongdangdang Contents Korea Fund	~~W~~	746	1,062
Long-term	Digital Content Korea Fund		3,395	3,645
Investment securities	InterVest Fund		—	107
	Central Fusion Content Fund		884	1,563
	P&I Cultural Innovation Fund		1,892	—
Inventories	—		505	—
Prepaid Expenses	—		1,489	—
Property and Equipment	—		1,604	—

		~~W~~	10,515	6,377

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

42.	Subsequent Events

(1)	On January 25, 2024, the Board of Directors of the Parent Company approved the disposal of treasury shares and details of the transaction are as follows:

Information of disposal

Number of treasury shares	498,135 Common shares

Price of the treasury shares (in won)	Per share ~~W~~49,600

Aggregate disposal value	~~W~~24,707 million

Disposal date	January 29, 2024

Purpose of disposal	Allotment of shares as bonus payment

Method of disposal	Over-the-counter

(2)

The Board of Directors of the Parent Company approved the acquisition and retirement of treasury shares of the Parent Company at the Board of Directors’ meeting held on July 26, 2023. The Parent Company acquired a total of 6,090,410 shares during the period from July 27, 2023 to January 26, 2024 through a trust agreement and 4,043,091 shares were retired on February 5, 2024.

Audit opinion on internal control over financial reporting

The accompanying independent auditor’s report on internal control over financial reporting is attached as a result of auditing the internal control over financial reporting of SK Telecom Co., Ltd. and its subsidiaries (the “Group”) and the consolidated financial statements of the Group for the year ended December 31, 2023 in accordance with the Article 8 of the Act on External Audit of Stock Companies.

Attachments:

1.	Independent auditor’s report on Internal Control over Financial Reporting

2.	Management’s Annual Report on Internal Control over Financial Reporting

Ernst & Young Han Young Taeyoung Building, 111,Yeouigongwon-ro, Yeongdeungpo-gu, Seoul 07241 Korea Tel: +82 2 3787 6600 Fax: +82 2 783 5890 ey.com/kr

Independent auditor’s report on Internal Control over Financial Reporting

(Based on a report originally issued in Korean)

SK Telecom Co., Ltd.:

The Shareholders and Board of Directors

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting (“ICFR”) of SK Telecom Co., Ltd. and its subsidiaries (the “Group”) based on the Conceptual Framework for Designing and Operating ICFR (“ICFR Design and Operation Framework”) established by the Operating Committee of ICFR in Korea (the “ICFR Committee”) as of December 31, 2023.

In our opinion, the Group’s ICFR has been effectively designed and operated, in all material respects, as of December 31, 2023, in accordance with the ICFR Design and Operation Framework.

We also have audited, in accordance with Korean Standards on Auditing (“KSA”), the consolidated statement of financial position as of December 31, 2023, the consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of material accounting policies, of the Group, and our report dated March 6, 2024 expressed an unqualified opinion thereon.

Basis for Opinion on ICFR

We conducted our audit in accordance with KSA. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of ICFR section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of ICFR in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for ICFR

Management is responsible for designing, operating, and maintaining effective ICFR, and for its assessing the effectiveness of ICFR, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.

Those charged with governance are responsible for overseeing the Group’s ICFR.

Auditor’s Responsibilities for the Audit of ICFR

Our responsibility is to express an opinion of the Group’s ICFR based on our audit. We conducted our audit in accordance with KSA. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective ICFR was maintained in all material respects.

An audit of the ICFR involves performing procedures to obtain audit evidence as to whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit also includes testing and evaluating the design and operation of ICFR based on obtaining an understanding of ICFR and the assessed risk.

ICFR definition and Inherent Limitations

A company’s ICFR is implemented by those charged with governance, management, and other employees and is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”). A company’s ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with KIFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, ICFR may not prevent or detect misstatements of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that ICFR may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Yoo, Jung Ho.

March 6, 2024

This report is effective as of March 6, 2024, the independent auditor’s report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the auditor’s report date to the time this report is used. Such events and circumstances could significantly affect the Group’s ICFR and may result in modifications to this report.

Management’s Annual Report on Internal Control over Financial Reporting

English translation of a Report Originally Issued in Korean

To Shareholders, the Board of Directors and Audit Committee of

SK Telecom Co., Ltd.

We, as the Chief Executive Officer (“CEO”) and Internal Control over Financial Reporting (“ICFR”) Officer of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), assessed the status of the design and operation of the Group’s ICFR for the year ending December 31, 2023.

The Group’s management including the CEO and ICFR Officer is responsible for designing and operating ICFR. We, as the CEO and ICFR Officer (collectively, “We”, “Our” or “Us”), evaluated whether the ICFR has been appropriately designed and is effectively operating to prevent and detect error or fraud which may cause material misstatement of the financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”)’ as the criteria for design and operation of the Group’s ICFR. We also conducted an evaluation of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment of ICFR operation, we concluded that the Group’s ICFR has been appropriately designed and is operating effectively in all material respects as of December 31, 2023, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

February 20, 2024

/s/ Kim, Yang Seob
Internal Control over Financial Reporting Officer

/s/ Ryu, Young Sang
Chief Executive Officer

SK TELECOM CO., LTD.

Separate Financial Statements

For the years ended December 31, 2023 and 2022

(With the Independent Auditor’s Report Thereon)

Ernst & Young Han Young Taeyoung Building, 111,Yeouigongwon-ro, Yeongdeungpo-gu, Seoul 07241 Korea	Tel: +82 2 3787 6600 Fax: +82 2 783 5890 ey.com/kr

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

The Shareholders and Board of Directors

SK Telecom Co., Ltd.

Opinion

We have audited the accompanying separate financial statements of SK Telecom Co., Ltd. (the “Company”) which comprise the separate statements of financial position as of December 31, 2023 and 2022, and the separate statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2023, and notes to the separate financial statements, including a summary of material accounting policies.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2023 and 2022, and its separate financial performance and its separate cash flows for each for each of the two years in the period ended December 31, 2023 in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”).

We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on the criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting in accordance with the Korean Standards on Auditing (“KSA”) issued by the Operating Committee of internal control over financial reporting, and our report dated March 6, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

We conducted our audits in accordance with KSA. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matter

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the separate financial statements of the current period. These matters were addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

Cut-off of revenues from the wireless services

As described in notes 3 (21) and 27 to the separate financial statements, the Company’s revenue from the wireless services is recognized based on data from a complex array of information technology systems which process a significant volume of transactions with its customers. Furthermore, the transactions involve a variety of contractual terms from new subscriptions to deactivations or churn, and changes of rate plans during the period. Therefore, we have identified timing of revenue recognition related to the Company’s wireless services as a key audit matter. Related revenue from the wireless services amounted to ~~W~~10,554,390 million in 2023.

The primary procedures we performed to address this key audit matter included:

•

Inspecting major contracts with subscribers to assess whether the Company’s revenue recognition policies based on the terms and conditions as set out in the contracts, are consistent with reference to the requirements of KIFRS 1115;

•	Testing internal controls relating to the timing of revenue recognition for the wireless services; and

•	Evaluating the appropriateness of the timing of revenue recognition by recalculating the prorated revenue based on the subscribed rate plan and comparing it with the billing information.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with KIFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine this matter that was of most significant in the audit of the separate financial statements of the current period and is therefore the key audit matter. We describe this matter in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Yoo, Jung Ho.

March 6, 2024

This report is effective as of March 6, 2024, the independent auditor’s report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the date of independent auditor’s report date to the time this report is used. Such events and circumstances could significantly affect the accompanying separate financial statements and may result in modifications to this report.

SK TELECOM CO., LTD.

SEPARATE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

The accompanying separate financial statements, including all footnote disclosures, have been prepared by, and are the responsibility of, the Company.

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD.

Separate Statements of Financial Position

As of December 31, 2023 and 2022

(In millions of won)
	Note	December 31, 2023		December 31, 2022
Assets
Current Assets:
Cash and cash equivalents	34,35	~~W~~	631,066	1,217,504
Short-term financial instruments	4,34,35		186,364	169,829
Accounts receivable – trade, net	5,34,35,36		1,495,617	1,425,695
Short-term loans, net	5,34,35,36		68,806	70,043
Accounts receivable – other, net	5,34,35,36,37		343,036	435,096
Contract assets	7,35		9,228	12,100
Prepaid expenses	6		1,828,646	1,908,987
Guarantee deposits	5,34,35,36		72,479	63,516
Derivative financial assets	19,34,35,38		—	123,999
Inventories, net			28,096	23,355
Advanced payments and others	5,34,35		40,506	48,336

			4,703,844	5,498,460

Non-Current Assets:
Long-term financial instruments	4,34,35		354	354
Long-term investment securities	8,34,35		1,426,290	1,155,188
Investments in subsidiaries, associates and joint ventures	9		4,670,568	4,621,807
Property and equipment, net	10,12,36		9,076,459	9,519,663
Investment property, net	11		46,080	52,023
Goodwill	13		1,306,236	1,306,236
Intangible assets, net	14		2,250,829	2,693,400
Long-term loans, net	5,34,35,36		119	194
Long-term accounts receivable – other	5,34,35,37		308,868	377,858
Long-term contract assets	7,35		12,385	20,998
Long-term prepaid expenses	6		898,754	935,710
Guarantee deposits, net	5,34,35,36		91,220	92,019
Long-term derivative financial assets	19,34,35,38		118,533	126,737
Defined benefit assets	18		85,144	31,225
Other non-current assets			249	249

			20,292,088	20,933,661

Total Assets		~~W~~	24,995,932	26,432,121

(Continued)

1

SK TELECOM CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2023 and 2022

(In millions of won)
	Note	December 31, 2023		December 31, 2022
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – other	34,35,36	~~W~~	1,794,997	2,334,484
Contract liabilities	7		59,814	80,654
Withholdings	34,35		608,352	604,681
Accrued expenses	34,35		911,460	871,095
Income tax payable	31		133,543	82,554
Provisions	17,39		31,313	31,651
Short-term borrowings	15,34,35,38		—	100,000
Current portion of long-term debt, net	15,34,35,38		1,249,516	1,383,097
Lease liabilities	34,35,36,38		341,075	337,320
Current portion of long-term payables – other	16,34,35,38		367,770	398,874
Other current liabilities	34,35		7,630	11,725

			5,505,470	6,236,135

Non-Current Liabilities:
Debentures, excluding current portion, net	15,34,35,38		5,807,423	5,705,873
Long-term borrowings, excluding current portion, net	15,34,35,38		250,000	640,000
Long-term payables – other	16,34,35,38		892,683	1,239,467
Long-term contract liabilities	7		4,398	12,745
Long-term derivative financial liabilities	19,34,35,38		295,876	302,593
Long-term lease liabilities	34,35,36,38		885,470	1,041,991
Long-term provisions	17		69,791	65,754
Deferred tax liabilities	31		801,995	754,321
Other non-current liabilities	34,35		46,733	49,860

			9,054,369	9,812,604

Total Liabilities			14,559,839	16,048,739

Shareholders’ Equity:
Share capital	1,20		30,493	30,493
Capital surplus and others	20,21,22,23		(4,766,147)	(4,506,693)
Retained earnings	24,25		15,032,473	14,691,461
Reserves	26		139,274	168,121

Total Shareholder’s Equity			10,436,093	10,383,382

Total Liabilities and Shareholder’s Equity		~~W~~	24,995,932	26,432,121

The accompanying notes are an integral part of the separate financial statements.

2

SK TELECOM CO., LTD.

Separate Statements of Income

For the years ended December 31, 2023 and 2022

(In millions of won, except for earnings per share)
	Note	2023		2022
Operating revenue:	27,36
Revenue		~~W~~	12,589,220	12,414,588
Operating expenses:	36
Labor			943,924	992,964
Commissions	6		4,831,879	4,792,121
Depreciation and amortization			2,698,436	2,693,630
Network interconnection			490,114	532,621
Leased lines			189,059	191,212
Advertising			174,403	161,294
Rent			127,182	121,067
Cost of goods sold			548,155	544,286
Others	28		1,130,198	1,064,262

			11,133,350	11,093,457

Operating profit			1,455,870	1,321,131
Finance income	30		342,646	134,965
Finance costs	30		(441,390)	(387,606)
Other non-operating income	29		40,844	45,162
Other non-operating expenses	29		(24,019)	(29,005)
Gain (loss) relating to investments in subsidiaries, associates and joint ventures, net	9		(19,012)	61,603

Profit before income tax			1,354,939	1,146,250
Income tax expense	31		295,189	276,760

Profit for the year		~~W~~	1,059,750	869,490

Earnings per share:	32
Basic earnings per share (in won)		~~W~~	4,798	3,921
Diluted earnings per share (in won)			4,794	3,919

The accompanying notes are an integral part of the separate financial statements.

3

SK TELECOM CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2023 and 2022

(In millions of won)
	Note	2023		2022
Profit for the year		~~W~~	1,059,750	869,490
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Remeasurement of defined benefit assets	18		43,656	(4,899)
Valuation loss on financial assets at fair value through other comprehensive income	26,30		(39,221)	(481,023)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	19,26,30		(11,488)	(13,792)

Other comprehensive loss for the year, net of taxes			(7,053)	(499,714)

Total comprehensive income		~~W~~	1,052,697	369,776

The accompanying notes are an integral part of the separate financial statements.

4

SK TELECOM CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2023 and 2022

(In millions of won)				Capital surplus and others
	Note	Share capital		Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total	Retained earnings	Reserves	Total equity
Balance as of January 1, 2022		~~W~~	30,493	1,771,000	(57,314)	398,759	47,166	(6,735,882)	(4,576,271)	14,770,618	638,016	10,862,856
Total comprehensive income (loss):
Profit for the year			—	—	—	—	—	—	—	869,490	—	869,490
Other comprehensive loss	18,19,26,30		—	—	—	—	—	—	—	(29,819)	(469,895)	(499,714)

			—	—	—	—	—	—	—	839,671	(469,895)	369,776

Transactions with owners:
Annual dividends	33		—	—	—	—	—	—	—	(361,186)	—	(361,186)
Interim dividends	33		—	—	—	—	—	—	—	(542,876)	—	(542,876)
Share option	23		—	—	—	—	47,129	25,132	72,261	—	—	72,261
Interest on hybrid bonds	22		—	—	—	—	—	—	—	(14,766)	—	(14,766)
Transactions of treasury shares	21		—	—	20,612	—	(92,234)	68,939	(2,683)	—	—	(2,683)

			—	—	20,612	—	(45,105)	94,071	69,578	(918,828)	—	(849,250)

Balance as of December 31, 2022		~~W~~	30,493	1,771,000	(36,702)	398,759	2,061	(6,641,811)	(4,506,693)	14,691,461	168,121	10,383,382

Balance as of January 1, 2023		~~W~~	30,493	1,771,000	(36,702)	398,759	2,061	(6,641,811)	(4,506,693)	14,691,461	168,121	10,383,382
Total comprehensive income (loss):
Profit for the year			—	—	—	—	—	—	—	1,059,750	—	1,059,750
Other comprehensive income (loss)	18,19,26,30		—	—	—	—	—	—	—	21,794	(28,847)	(7,053)

			—	—	—	—	—	—	—	1,081,544	(28,847)	1,052,697

Transactions with owners:
Annual dividends	33		—	—	—	—	—	—	—	(180,967)	—	(180,967)
Interim dividends	33		—	—	—	—	—	—	—	(542,282)	—	(542,282)
Share option	23		—	—	—	—	7,757	(600)	7,157	—	—	7,157
Interest on hybrid bonds	22		—	—	—	—	—	—	—	(17,283)	—	(17,283)
Repayments of hybrid bonds	22		—	—	—	(398,759)	—	(1,241)	(400,000)	—	—	(400,000)
Issuance of hybrid bonds	22		—	—	—	398,509	—	—	398,509	—	—	398,509
Transactions of treasury shares	21		—	—	(265,279)	—	—	159	(265,120)	—	—	(265,120)

			—	—	(265,279)	(250)	7,757	(1,682)	(259,454)	(740,532)	—	(999,986)

Balance as of December 31, 2023		~~W~~	30,493	1,771,000	(301,981)	398,509	9,818	(6,643,493)	(4,766,147)	15,032,473	139,274	10,436,093

The accompanying notes are an integral part of the separate financial statements.

5

SK TELECOM CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2023 and 2022

(In millions of won)	Note	2023		2022
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	1,059,750	869,490
Adjustments for income and expenses	38		3,334,194	3,470,169
Changes in assets and liabilities related to operating activities	38		(148,374)	214,858

			4,245,570	4,554,517
Interest received			32,673	31,516
Dividends received			208,026	50,927
Interest paid			(283,654)	(220,723)
Income tax paid			(194,275)	(343,956)

Net cash provided by operating activities			4,008,340	4,072,281

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	201,376
Collection of short-term loans			126,398	115,121
Decrease in long-term financial instruments			—	330,032
Proceeds from disposals of long-term investment securities			17,939	55,114
Proceeds from disposals of investments in subsidiaries, associates and joint ventures			26,819	382,114
Proceeds from disposals of non-current assets held for sale			—	20,136
Proceeds from disposals of property and equipment			9,731	12,795
Proceeds from disposals of intangible assets			4,423	3,680

			185,310	1,120,368
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(11,115)	—
Increase in short-term loans			(125,072)	(122,506)
Increase in long-term financial instruments			—	(330,032)
Acquisitions of long-term investment securities			(284,509)	(372,672)
Acquisitions of investments in subsidiaries, associates and joint ventures			(90,355)	(93,215)
Acquisitions of property and equipment			(1,977,806)	(2,074,860)
Acquisitions of intangible assets			(67,459)	(91,914)

			(2,556,316)	(3,085,199)

Net cash used in investing activities		~~W~~	(2,371,006)	(1,964,831)

(Continued)

6

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2023 and 2022

(In millions of won)	Note	2023		2022
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings		~~W~~	—	100,000
Proceeds from long-term borrowings			—	440,000
Proceeds from issuance of debentures			941,185	1,050,820
Cash inflows from settlement of derivatives			126,000	768
Proceeds from issuance of hybrid bonds			398,509	—

			1,465,694	1,591,588
Cash outflows for financing activities:
Repayments of short-term borrowings			(100,000)	—
Repayments of long-term borrowings			(100,000)	(7,096)
Repayments of long-term payables – other			(400,245)	(400,245)
Repayments of debentures			(1,309,000)	(970,000)
Payments of dividends			(723,215)	(904,020)
Repayments of hybrid bonds			(400,000)	—
Payments of interest on hybrid bonds			(17,283)	(14,766)
Repayments of lease liabilities			(354,235)	(344,199)
Acquisition of treasury shares			(285,487)	—

			(3,689,465)	(2,640,326)

Net cash used in financing activities			(2,223,771)	(1,048,738)

Net increase (decrease) in cash and cash equivalents			(586,437)	1,058,712
Cash and cash equivalents at beginning of the year			1,217,504	158,823
Effects of exchange rate changes on cash and cash equivalents			(1)	(31)

Cash and cash equivalents at end of the year		~~W~~	631,066	1,217,504

The accompanying notes are an integral part of the separate financial statements.

7

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange. Meanwhile, the Board of Directors of the Company resolved to cancel the listing of the Company’s DRs on the London Stock Exchange on June 22, 2023, and the DRs were delisted from the London Stock Exchange as of July 31, 2023. As of December 31, 2023, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.01
National Pension Service	16,330,409	7.46
Institutional investors and other shareholders	126,854,437	57.97
Kakao Investment Co., Ltd.	3,846,487	1.76
Treasury shares	6,133,414	2.80

	218,833,144	100.00

2.	Basis of Preparation

These separate financial statements were prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”), as prescribed in the Act on External Audits of Stock Companies of Korea. The accompanying separate financial statements have been translated into English from Korean financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s report thereon, Korean version, which is used for regulatory reporting purposes, shall prevail.

These financial statements are separate financial statements prepared in accordance with KIFRS 1027, Separate Financial Statements, presented by a parent and an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost less impairment, if any.

The separate financial statements were authorized for issuance by the Board of Directors on February 2, 2024, which will be submitted for final approval at the shareholders’ meeting to be held on March 26, 2024.

(1)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss (“FVTPL”);

•	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

•	liabilities measured at fair value for cash-settled share-based payment arrangement; and

•	liabilities (assets) for defined benefit plans recognized at the total present value of defined benefit obligations less the fair value of plan assets.

8

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

2.	Basis of Preparation, Continued

(2)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the currency of the primary economic environment in which the Company operates.

(3)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1)	Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the separate financial statements is included in notes for the following areas: financial risk management.

2)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes: loss allowance (notes 5 and 35), estimated useful lives of costs to obtain a contract (notes 3 (21), and 6), property and equipment and intangible assets (notes 3 (7), (8), 10 and 14), impairment of goodwill (notes 3 (10) and 13), recognition of provision (notes 3 (15) and 17), measurement of defined benefit liabilities (notes 3 (14) and 18), transaction of derivative instruments (notes 3 (6) and 19) and recognition of deferred tax assets (liabilities) (notes 3 (23) and 31).

3)	Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

9

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

2.	Basis of Preparation, Continued

(3)	Use of estimates and judgments, Continued

3)	Fair value measurement, Continued

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements is included in note 19 and note 35.

10

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies

The material accounting policies applied by the Company in the preparation of its separate financial statements in accordance with KIFRS are included below. Except for certain standards and amendments which are effective for annual periods beginning on or after January 1, 2023, the material accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2022. The Company has not early adopted any standards, and interpretations or amendments that have been issued but are not yet effective.

The new and amended standards and interpretations that are effective for annual periods beginning on or after January 1, 2023 are as follows. These amended standards had no material impact on the Company’s separate financial statements.

•	Disclosure of Accounting Polices (Amendments to KIFRS 1001)

•	Disclosures of Profit or Loss on Financial Liabilities with Conditions for Adjusting an Exercise Price (Amendments to KIFRS 1001)

•	Definition of Accounting Estimates (Amendments to KIFRS 1008)

•	Deferred Tax related to Assets and Liabilities Arising from a Single Transaction (Amendments to KIFRS 1012)

•	KIFRS 1117 Insurance Contracts and its amendments

•	International tax reform – Pillar Two model rules (Amendments to KIFRS 1012)

The Pillar Two model rules is scheduled to take effect for the Company’s fiscal year beginning January 1, 2024. As the Company falls within the scope of the enacted Pillar Two model rules, it has assessed the potential exposure to Pillar Two income tax. The assessment of potential exposure to Pillar Two income tax is based on the most recent tax returns of the Company’s ultimate controlling entity group, country-by-country reporting, and financial statements. The Company expects that the exposure to Pillar Two income tax will be immaterial.

(1)	Operating segments

The Company presents disclosures relating to operating segments on its consolidated financial statements in accordance with KIFRS 1108, Operating Segments, and such disclosures are not separately disclosed on these separate financial statements.

(2)	Investments in subsidiaries, associates, and joint ventures

These separate financial statements are prepared and presented in accordance with KIFRS 1027, Separate Financial Statements. The Company applies the cost method to investments in subsidiaries, associates and joint ventures in accordance with KIFRS 1027. Dividends from subsidiaries, associates, and joint ventures are recognized in profit or loss when the right to receive the dividends is established.

The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

11

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits, and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are initially recognized at the acquisition cost and subsequently measured using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted based on the physical inventory counts performed at the period end. When the net realizable value of inventories is less than cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current period as operating expenses.

(5)	Non-derivative financial assets

1)	Recognition and initial measurement

Accounts receivable – trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable – trade without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An accounts receivable – trade without a significant financing component is initially measured at the transaction price.

12

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2)	Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

•	FVTPL

•	FVOCI – equity investment

•	FVOCI – debt investment

•	Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

13

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2)	Classification and subsequent measurement, Continued

The following accounting policies are applied to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

3)	Impairment

The Company estimates the expected credit losses (“ECL”) for the debt instruments measured at amortized cost and FVOCI based on the Company’s historical experience and informed credit assessment that includes forward-looking information. The impairment approach is decided based on the assessment of whether the credit risk of a financial asset has increased significantly since initial recognition. However, the Company applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for accounts receivable – trade and lease receivables from the initial recognition.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e., the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).

At each reporting date, the Company assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the assets.

14

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

4)	Derecognition

Financial assets

The Company derecognizes a financial asset when:

•	the contractual rights to the cash flows from the financial asset expire; or

•	it transfers the rights to receive the contractual cash flows in a transaction in which either:

•	substantially all of the risks and rewards of ownership of the financial asset are transferred; or

•	the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Company enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Interest rate benchmark reform

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Company updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

•	the change is necessary as a direct consequence of the reform; and

•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e., the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Company first updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Company applied the policies on accounting for modifications to the additional changes.

5)	Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position when the Company currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.

A financial asset and a financial liability are offset only when the right to set off the amount is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

15

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1)	Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designates derivatives as hedging instruments to hedge the variability in cash flow associated with highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Hedges directly affected by interest rate benchmark reform

When uncertainty arises about the interest rate benchmark designated as a hedged risk and the timing or the amount of the interest rate benchmark-based cash flows of the hedged item or of the hedging instrument as a result of IBOR reform, for the purpose of evaluating whether there is an economic relationship between the hedged items and the hedging instruments, the Company assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Company assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur.

The Company will cease applying the specific policy for assessing the economic relationship between the hedged item and the hedging instrument

•

to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the respective item or instrument; or

•	when the hedging relationship is discontinued.

When the basis for determining the contractual cash flows of the hedged item or hedging instrument changes as a result of IBOR reform and therefore there is no longer uncertainty arising about the cash flows of the hedged item or the hedging instrument, the Company amends the hedge documentation of that hedging relationship to reflect the change(s) required by IBOR reform.

The Company amends the formal hedge documentation by the end of the reporting period during which a change required by IBOR reform is made to the hedged risk, hedged item or hedging instrument. These amendments in the formal hedge documentation do not constitute the discontinuation of the hedging relationship or the designation of a new hedging relationship.

16

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1)	Hedge accounting, Continued

Hedges directly affected by interest rate benchmark reform, Continued

If changes are made in addition to those changes required by interest rate benchmark reform to the financial asset or financial liability designated in a hedging relationship or to the designation of the hedging relationship, the Company determines whether those additional changes result in the discontinuation of hedging accounting. If the additional changes do not result in the discontinuation of hedging accounting, the Company amend the formal designation of the hedging relationship.

When the interest rate benchmark on which the hedged future cash flows had been based is changed as required by IBOR reform, for the purpose of determining whether the hedged future cash flows are expected to occur, the Company deems that the hedging reserve recognized in OCI for that hedging relationship is based on the alternative benchmark rate on which the hedged future cash flows will be based.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2)	Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

17

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(7)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

18

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(7)	Property and equipment, Continued

The estimated useful lives of the Company’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15, 30
Machinery	3 ~ 8, 10, 30
Other property and equipment	4 ~10

The Company reviews estimated residual values, expected useful lives, and depreciation methods annually at the end of each reporting date and adjusts, if appropriate. The change is accounted for as a change in an accounting estimate.

(8)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Intangible assets, except for goodwill, are amortized on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and, therefore, not amortized.

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 10
Land usage rights	5
Industrial rights	5, 10
Facility usage rights	10, 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

19

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(9)	Investment property

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are reported at cost less accumulated depreciation and accumulated impairment losses.

Subsequent expenditures are recognized in carrying amount of an asset or as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Company and the cost of an asset can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs associated with routine maintenance and repairs are recognized in profit or loss as incurred.

Investment property, except for land, is depreciated on a straight-line basis over estimated useful lives of 30 years. In addition, right-of-use asset classified as investment property is depreciated using the straight-line basis from the commencement date to the end of the lease term.

The depreciation method, estimated useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

20

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(10)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets other than contract assets recognized for revenue arising from contracts with a customer, assets recognized for the costs to obtain or fulfill a contract with a customer, employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Company estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU, for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

21

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(11)	Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

1)	Company as a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line basis from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

22

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(11)	Leases, Continued

1)	Company as a lessee, Continued

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ in the statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments on short-term leases and leases of low value assets as an expense on a straight-line basis over the lease term.

2)	Company as a lessor

At inception or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Company applies KIFRS 1115 to allocate the consideration in the contract.

The Company applies derecognition and impairment requirements in KIFRS 1109 to the net investment in the lease. The Company further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

23

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(12)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(13)	Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liabilities.

1)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liabilities. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3)	Derecognition of financial liability

The Company extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Company recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid (including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

24

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(14)	Employee benefits

1)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

2)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Company’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3)	Retirement benefits: defined contribution plans

When an employee has rendered a service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4)	Retirement benefits: defined benefit plans

At the end of reporting period, defined benefit liabilities (assets) relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

25

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(15)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

26

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(16)	Emissions Rights

The Company accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission in Korea.

1)	Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances, which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

The Company derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government in which the future economic benefits are no longer expected to be probable.

2)	Emissions liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period. The emissions liabilities are derecognized when they are surrendered to the government.

27

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(17)	Transactions in foreign currencies

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences arising from monetary items except for financial liabilities designated cashflow hedging instruments are recognized in profit or loss. If a gain or loss on a non-monetary item is recognized in other comprehensive income, any foreign exchange differences are also recognized in other comprehensive income. When a gain or loss on a non-monetary item is recognized in profit or loss, any foreign exchange differences are also recognized in profit or loss.

(18)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

(19)	Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(20)   Share-based payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Company measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period in which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the fair value of the liability are recognized in profit or loss.

28

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(21)	Revenue

1)	Identification of performance obligations in contracts with customers

The Company identifies the distinct services or goods as performance obligations in contracts with customers such as (1) providing wireless telecommunications services and (2) sale other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Company allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2)	Allocation of the transaction price to each performance obligation

The Company allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Company uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service.

3)	Incremental costs of obtaining a contract

The Company pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Company’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers and, therefore, the Company capitalizes certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods.

4)	Customer loyalty programs

The Company provides customer loyalty points to customers based on the usage of the service to which the Company allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount to be allocated to the loyalty program is measured according to the relative stand-alone selling price of the customer loyalty points. The amount allocated to the loyalty program is deferred as a contract liability and is recognized as revenue when loyalty points are redeemed.

5)	Consideration payable to a customer

Based on the subscription contract, a customer who uses the Company’s wireless telecommunications services may receive a discount for purchasing goods or services from a designated third party. The Company pays a portion of the price discounts that the customer receives to the third party which is viewed as consideration payable to a customer. The Company accounts for the amounts payable to the third party as a reduction of the wireless telecommunications service revenue.

29

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(22)	Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings and debentures, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures is recognized as it accrues in profit or loss using the effective interest rate method.

30

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(23)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

The Company pays income tax in accordance with the tax-consolidation system when the Company and its subsidiaries are economically unified.

1)	Current tax

In accordance with the tax-consolidation system, the Company calculates current taxes on the consolidated taxable income for the Company and its subsidiaries that meet the criteria for the consolidated income tax returns and recognizes the income tax payable as current tax liabilities of the Company.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

2)	Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Company recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Company and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Company reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

31

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(23)	Income taxes, Continued

2)	Deferred tax, Continued

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Company has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

3)	Uncertainty over income tax treatments

The Company assesses the uncertainty over income tax treatments pursuant to KIFRS 1012. If the Company concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Company reflects the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

•	The most likely amount – the single most likely amount in a range of possible outcomes.

•	The expected value – the sum of the probability-weighted amounts in a range of possible outcomes.

(24)	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(25)	Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective for annual period beginning after January 1, 2023 are disclosed below. The following amendments are not expected to have a material impact on the Company’s separate financial statements.

•	Classification of Liabilities as Current or Non-current (Amendments to KIFRS 1001).

•	Disclosures of Information on Supplier Finance Arrangements (Amendments to KIFRS 1007 and KIFRS 1107)

•	Lease Liability in a Sale and Leaseback (Amendments to KIFRS 1116)

•	Disclosures of Crypto assets (Amendments to KIFRS 1001)

32

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

4.	Deposits with Restrictions on Use

Deposits which are restricted in use as of December 31, 2023 and 2022 are summarized as follows:

(In millions of won)
		December 31, 2023		December 31, 2022
Short-term financial	Charitable trust fund(*1)	~~W~~	79,000	79,000
instruments	Litigations-related seizure(*2)		—	14
Long-term financial	Collateral deposits for time deposit(*3)		130	130
instruments	Guarantee deposit		12	12
	Collateral deposit(*4)		212	212

		~~W~~	79,354	79,368

(*1)

The charitable trust fund is for shared growth established by SK Group and profits from the charitable trust fund are only used for the purpose of financial support for small and medium-sized enterprises that cooperate with SK Group. As of December 31, 2023, the funds cannot be withdrawn before maturity (~~W~~63,000 million on July 5, 2024 and ~~W~~16,000 million on July 10, 2024).

(*2)	The deposit is restricted in use due to the court’s order for seizure and collection of bonds.
(*3)

The deposit is for registration of electrical construction business and specialized energy construction business in accordance with Enforcement Decree of the Electrical Constriction Business Act and Enforcement Decree of the Framework Act on the Construction Industry, respectively. Accordingly, the deposit is restricted in use while the Company operates the businesses.

(*4)

The deposit is for registration of mechanical facility construction business and general construction business in accordance with Enforcement Decree of the Framework Act on the Construction Industry. Accordingly, the deposit is restricted in use while the Company operates the businesses.

33

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2023 and 2022 are as follows:

(In millions of won)

	December 31, 2023
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,589,862	(94,245)	1,495,617
Short-term loans		69,501	(695)	68,806
Accounts receivable – other(*)		370,860	(27,824)	343,036
Guarantee deposits		72,479	—	72,479
Accrued income		2,643	—	2,643

		2,105,345	(122,764)	1,982,581
Non-current assets:
Long-term loans		41,155	(41,036)	119
Long-term accounts receivable – other(*)		308,868	—	308,868
Guarantee deposits		91,220	—	91,220

		441,243	(41,036)	400,207

	~~W~~	2,546,588	(163,800)	2,382,788

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2023 include ~~W~~273,945 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2022
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,511,926	(86,231)	1,425,695
Short-term loans		70,751	(708)	70,043
Accounts receivable – other(*)		467,800	(32,704)	435,096
Guarantee deposits		63,516	—	63,516
Accrued income		1,168	—	1,168

		2,115,161	(119,643)	1,995,518
Non-current assets:
Long-term loans		41,231	(41,037)	194
Long-term accounts receivable – other(*)		377,858	—	377,858
Guarantee deposits		92,019	—	92,019

		511,108	(41,037)	470,071

	~~W~~	2,626,269	(160,680)	2,465,589

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2022 include ~~W~~332,669 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

34

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

5.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on accounts receivable – trade measured at amortized cost for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	Beginning balance		Impairment	Write-offs(*)	Collection of receivables previously written-off	Ending balance
2023	~~W~~	86,231	28,765	(28,442)	7,691	94,245
2022	~~W~~	92,762	16,053	(31,500)	8,916	86,231

(*)	The Company writes off the trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable – trade as of December 31, 2023 are as follows:

(In millions of won)
		Less than 6 months		6 months ~ 1 year	1 ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate		0.46%	48.91%	73.36%	99.98%
	Gross amount	~~W~~	1,144,931	18,062	47,666	17,412
	Loss allowance		5,288	8,835	34,970	17,409

Other revenue	Expected credit loss rate		2.20%	50.30%	56.58%	97.32%
	Gross amount	~~W~~	336,220	2,199	8,583	14,789
	Loss allowance		7,389	1,106	4,856	14,392

As the Company is a wireless telecommunications service provider, the Company’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Company is not exposed to significant credit concentration risk as the Company regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

35

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

6.	Prepaid Expenses

The Company pays commissions to its retail stores and authorized dealers for wireless telecommunications services based on their performance of attracting new customers and renewing contracts with existing customers, and recognizes costs that would not occur in case of not signing contracts with new and existing customers as prepaid expenses among the commissions. These prepaid expenses are amortized on a straight-line basis over the periods that the Company expects to maintain its customers.

(1)	Details of prepaid expenses as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,795,410	1,877,900
Others		33,236	31,087

	~~W~~	1,828,646	1,908,987

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	863,650	904,746
Others		35,104	30,964

	~~W~~	898,754	935,710

(2)	Incremental costs of obtaining contracts

The amortization in connection with incremental costs of obtaining contracts recognized for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)	2023		2022
Amortization recognized	~~W~~	2,390,984	2,407,314

36

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

7.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Company allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Contract assets:
Allocation of consideration between performance obligations	~~W~~	21,613	33,098
Contract liabilities:
Wireless service contracts		19,149	18,544
Customer loyalty programs		7,164	7,706
Others		37,899	67,149

	~~W~~	64,212	93,399

(2)

The amount of revenue recognized for the years ended December 31, 2023 and 2022 related to the contract liabilities carried forward from the prior periods are ~~W~~75,521 million and ~~W~~54,981million, respectively. Details of revenue expected to be recognized from contract liabilities as of December 31, 2023 are as follows:

(In millions of won)
	Less than 1 year		1 ~ 2 years	More than 2 years	Total
Wireless service contracts	~~W~~	19,149	—	—	19,149
Customer loyalty programs		5,716	970	478	7,164
Others		34,949	2,950	—	37,899

	~~W~~	59,814	3,920	478	64,212

37

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

8.	Long-term Investment Securities

Details of long-term investment securities as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	Category		December 31, 2023		December 31, 2022
Equity instruments	FVOCI	(*)	~~W~~	1,207,605	1,066,785
Debt instruments	FVTPL			218,685	88,403

			~~W~~	1,426,290	1,155,188

(*)

The Company designated investments in equity instruments that are not held for trading as financial assets at FVOCI, and the amounts of those equity instruments as of December 31, 2023 and 2022 are ~~W~~1,207,605 million and ~~W~~1,066,785 million, respectively.

38

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

9.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Investments in subsidiaries	~~W~~	3,259,021	3,200,863
Investments in associates and joint ventures		1,411,547	1,420,944

	~~W~~	4,670,568	4,621,807

(2)	Details of investments in subsidiaries as of December 31, 2023 and 2022 are as follows:

(In millions of won, except for share data)

	December 31, 2023				December 31, 2022
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.(*1)	1,432,627	100.0	~~W~~	244,015	243,988
SK Broadband Co., Ltd.(*1)	299,052,435	74.4		2,216,865	2,215,427
SK Communications Co., Ltd.	43,427,530	100.0		24,927	24,927
PS&Marketing Corporation(*1)	66,000,000	100.0		313,989	313,934
SERVICE ACE Co., Ltd. (*1)	4,385,400	100.0		21,946	21,927
SK Telecom China Holdings Co., Ltd.	—	100.0		48,096	48,096
SK Telecom Americas, Inc. (*2)	122	100.0		70,269	31,203
Atlas Investment(*3)	—	100.0		193,661	159,631
SK stoa Co., Ltd. (*1)	3,631,355	100.0		40,057	40,029
Quantum Innovation Fund I(*4,5)	—	59.9		1,297	11,626
SAPEON Inc.	400,000	62.5		48,456	48,456
SK O&S Co., Ltd. and others(*1,6)	—	—		35,443	41,619

			~~W~~	3,259,021	3,200,863

39

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

9.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(2)	Details of investments in subsidiaries as of December 31, 2023 and 2022 are as follows, Continued:

(*1)

The Company granted Performance Share Units (“PSU”) stock options to executives of its subsidiaries, resulting in a cumulative total contribution of ~~W~~1,614 million. There is no change in the ownership interest. (See note 23)

(*2)	The Company additionally contributed ~~W~~39,066 million in cash for the year ended December 31, 2023, but there is no change in the ownership interest.

(*3)	The Company additionally contributed ~~W~~34,030 million in cash for the year ended December 31, 2023, but there is no change in the ownership interest.

(*4)	The Company additionally contributed ~~W~~240 million in cash for the year ended December 31, 2023, but there is no change in the ownership interest.

(*5)

The Company disposed of a portion of shares in Quantum Innovation Fund I at ~~W~~16,974 million from which it recognized ~~W~~6,405 million of gain relating to investments in subsidiaries for the year ended December 31, 2023, but there is no change in the ownership interest.

(*6)

The Company disposed of a portion of shares in SK telecom Japan Inc., which was a subsidiary of the Company, to SK hynix Inc. and SK Square Co., Ltd., from which it recognized ~~W~~1,654 million of loss relating to investments in subsidiaries for the year ended December 31, 2023, and the remaining ownership interest is reclassified as investments in associates as of December 31, 2023.

40

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

9.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of December 31, 2023 and 2022 are as follows:

(In millions of won, except for share data)

	December 31, 2023				December 31, 2022
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
Korea IT Fund(*1)	190	63.3		220,957	220,957
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SM Culture & Contents Co., Ltd.(*2)	22,033,898	22.8		41,578	65,341
SK South East Asia Investment Pte. Ltd.	300,000,000	20.0		344,240	344,240
Citadel Pacific Telecom Holdings, LLC (*3)	1,734,109	15.0		36,487	36,487
Invites Genomics Co., Ltd.(*4) (Formerly, Invites Healthcare Co., Ltd.)	489,999	31.1		—	—
CMES Inc.(*3)	42,520	7.7		900	900
Konan Technology Inc.	2,359,160	20.7		22,413	22,413
12CM JAPAN and others(*3,5,6,7)	—	—		87,916	77,550

				1,401,547	1,414,944

Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund(*8)	—	48.2		10,000	6,000

			~~W~~	1,411,547	1,420,944

(*1)	Investments in Korea IT Fund was classified as investment in associates as the Company does not have control over the investee under the contractual agreement with other shareholders.
(*2)	The Company recognized an impairment loss of ~~W~~23,763 million as the recoverable amount was assessed to be less than the carrying amount for the year ended December 31, 2023.
(*3)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of the Board of Directors even though the Company has less than 20% of equity interests.

(*4)	The Company recognized the carrying amount of investments in Invites Genomics Co., Ltd. (Formerly, Invites Healthcare Co., Ltd.) in entirety as an impairment loss for the year ended December 31, 2022.
(*5)

The Company disposed of a portion of shares in SK telecom Japan Inc., which was a subsidiary of the Company, resulting in the reclassification of the remaining shares as an investment in associates for the year ended December 2023.

41

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

9.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of December 31, 2023 and 2022 are as follows, Continued:

(*6)

The Company additionally contributed ~~W~~6,000 million of investment in KB ESG Fund of the three telecommunications companies, ~~W~~28 million in F&U Credit information Co., Ltd. and ~~W~~215 million of investment in KDX Korea Data Exchange for the year ended December 31, 2023. Also, the Company obtained significant influence by contributing ~~W~~6,500 million to Telecom Daean Evaluation Jun B Corporation Co., Ltd., and ~~W~~520 million to Covet Co., Ltd., for the year ended December 31, 2023.

(*7)

The Company disposed of a portion of shares in Start-up Win-Win Fund for ~~W~~550 million and a portion of SK-KNET Youth Startup Investment Cooperative for ~~W~~4,400 million in cash for the year ended December 31, 2023.

(*8)

The Company additionally contributed ~~W~~4,000 million in cash to the investee for the year ended December 31, 2023, but there is no change in the ownership interest. The Company has joint control over the investee pursuant to the agreement with the other shareholders, thus the investment in the investee was classified as investments in joint ventures.

(4)	The market value of investments in listed associates as of December 31, 2023 and 2022 are as follows:

(In millions of won, except for share data)
	December 31, 2023				December 31, 2022
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM Culture & Contents Co., Ltd.	~~W~~	1,887	22,033,898	41,578	2,960	22,033,898	65,220
Konan Technology Inc.		32,600	2,359,160	76,909	28,250	1,179,580	33,323

42

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

10.	Property and Equipment

(1)	Property and equipment as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023
	Acquisition cost		Accumulated depreciation	Accumulated Impairment loss	Carrying amount
Land	~~W~~	723,069	—	—	723,069
Buildings		1,313,507	(744,787)	(450)	568,270
Structures		939,983	(704,932)	(1,601)	233,450
Machinery		27,625,424	(22,394,558)	—	5,230,866
Right-of-use assets		1,983,163	(756,288)	—	1,226,875
Other		1,493,783	(1,056,929)	—	436,854
Construction in progress		657,075	—	—	657,075

	~~W~~	34,736,004	(25,657,494)	(2,051)	9,076,459

(In millions of won)
	December 31, 2022
	Acquisition cost		Accumulated depreciation	Accumulated Impairment loss	Carrying amount
Land	~~W~~	646,286	—	—	646,286
Buildings		1,264,103	(700,677)	(450)	562,976
Structures		933,702	(667,774)	(1,601)	264,327
Machinery		27,420,063	(22,145,451)	—	5,274,612
Right-of-use assets		2,033,034	(660,568)	—	1,372,466
Other		1,505,800	(1,061,476)	—	444,324
Construction in progress		954,672	—	—	954,672

	~~W~~	34,757,660	(25,235,946)	(2,051)	9,519,663

43

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

10.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	646,286	8	(388)	77,163	—	723,069
Buildings		562,976	372	(152)	47,161	(42,087)	568,270
Structures		264,327	1,279	(200)	6,477	(38,433)	233,450
Machinery		5,274,612	98,114	(493)	1,470,364	(1,611,731)	5,230,866
Right-of-use assets		1,372,466	253,838	(36,160)	(4,768)	(358,501)	1,226,875
Other		444,324	536,726	(874)	(476,653)	(66,669)	436,854
Construction in progress		954,672	1,026,496	(26)	(1,324,067)	—	657,075

	~~W~~	9,519,663	1,916,833	(38,293)	(204,323)	(2,117,421)	9,076,459

(In millions of won)
	2022
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	621,614	—	(89)	24,761	—	646,286
Buildings		564,976	353	(182)	39,082	(41,253)	562,976
Structures		290,813	1,293	(32)	10,428	(38,175)	264,327
Machinery		5,331,485	108,792	(43,577)	1,464,892	(1,586,980)	5,274,612
Right-of-use assets		1,370,897	410,640	(37,386)	(18,651)	(353,034)	1,372,466
Other		439,982	759,010	(728)	(671,632)	(82,308)	444,324
Construction in progress		698,641	1,211,667	(1,709)	(953,927)	—	954,672

	~~W~~	9,318,408	2,491,755	(83,703)	(105,047)	(2,101,750)	9,519,663

44

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

11.	Investment Property

(1)	Investment property as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023				December 31, 2022
	Acquisition cost		Accumulated depreciation	Carrying amount	Acquisition cost	Accumulated depreciation	Carrying amount
Land	~~W~~	16,288	—	16,288	16,485	—	16,485
Buildings		55,629	(37,345)	18,284	58,248	(39,182)	19,066
Right-of-use assets		21,313	(9,805)	11,508	23,505	(7,033)	16,472

	~~W~~	93,230	(47,150)	46,080	98,238	(46,215)	52,023

(2)	Changes in investment property for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	16,485	(197)	—	16,288
Buildings		19,066	1,059	(1,841)	18,284
Right-of-use assets		16,472	5,402	(10,366)	11,508

	~~W~~	52,023	6,264	(12,207)	46,080

(In millions of won)
	2022
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	17,084	(599)	—	16,485
Buildings		21,768	(743)	(1,959)	19,066
Right-of-use assets		6,248	18,015	(7,791)	16,472

	~~W~~	45,100	16,673	(9,750)	52,023

(3)	The Company recognized lease income of ~~W~~22,773 million and ~~W~~22,745 million from investment property for the years ended December 31, 2023 and 2022, respectively.

(4)	The fair value of investment property is ~~W~~157,071 million and ~~W~~182,142 million as of December 31, 2023 and 2022, respectively.

45

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

12.	Leases

(1)	Company as a lessee

1)	Details of the right-of-use assets as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Right-of-use assets:
Land, buildings and structures	~~W~~	971,929	1,113,958
Others		254,946	258,508

	~~W~~	1,226,875	1,372,466

2)	Details of amounts recognized in the separate statements of income for the years ended December 31, 2023 and 2022 as a lessee are as follows:

(In millions of won)
	2023		2022
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	281,187	278,406
Others(*)		77,314	74,628

	~~W~~	358,501	353,034

Interest expense on lease liabilities	~~W~~	31,824	25,377

(*)	Others include the amount reclassified as research and development expenses related to the lease contract for research and development facilities.

Expenses related to short-term leases and leases of low-value assets that the Company recognized are immaterial.

3)	The total cash outflows due to lease payments for the years ended December 31, 2023 and 2022 amounted to ~~W~~386,268 million and ~~W~~369,746 million, respectively.

46

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

12.	Lease, Continued

(2)	Company as a lessor

1)	Finance lease

The Company recognized interest income of ~~W~~146 million and ~~W~~227 million for lease receivables for the years ended December 31, 2023 and 2022, respectively.

The following table sets out a maturity analysis of lease receivables, presenting the undiscounted lease payments to be received subsequent to December 31, 2023.

(In millions of won)
	Amount
Less than 1 year	~~W~~	8,349
1 ~ 2 years		2,478

Undiscounted lease payments	~~W~~	10,827

Unrealized finance income		64
Net investment in the lease		10,763

2)	Operating lease

The Company recognized lease income of ~~W~~112,162 million and ~~W~~113,468 million for the years ended December 31, 2023 and 2022, respectively, of which variable lease payments received are ~~W~~6,389 million and ~~W~~8,622 million, respectively.

The following table sets out a maturity analysis of lease payments, presenting the undiscounted fixed payments to be received subsequent to December 31, 2023.

(In millions of won)
	Amount
Less than 1 year	~~W~~	58,283
1 ~ 2 years		10,439
2 ~ 3 years		1,727
3 ~ 4 years		105
4 ~ 5 years		98
More than 5 years		434

	~~W~~	71,086

47

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

13.	Goodwill

Goodwill as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Goodwill related to merger of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236

The recoverable amount of the CGU is based on its value in use calculated by applying the post-tax annual discount rate of 5.4% (2022: 6.7%) (pre-tax annual discount rate for 2023 and 2022 are 8.4% and 9.0%, respectively) to the estimated future post-tax cash flows based on financial budgets for the next five years. An annual growth rate of 0.0% (2022: 0.0%) was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Company’s long-term wireless telecommunication industry growth rate.

14.	Intangible Assets

(1)	Intangible assets as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023
	Acquisition cost		Accumulated amortization	Accumulated impairment loss	Carrying amount
Frequency usage rights(*1)	~~W~~	3,564,907	(1,958,301)	—	1,606,606
Land usage rights		35,144	(34,602)	—	542
Industrial rights		51,959	(33,169)	—	18,790
Facility usage rights		61,553	(48,118)	—	13,435
Club memberships(*2)		80,963	—	(21,962)	59,001
Other(*3)		3,792,089	(3,239,634)	—	552,455

	~~W~~	7,586,615	(5,313,824)	(21,962)	2,250,829

(In millions of won)
	December 31, 2022
	Acquisition cost		Accumulated amortization	Accumulated impairment loss	Carrying amount
Frequency usage rights(*1)	~~W~~	3,767,590	(1,499,158)	(186,000)	2,082,432
Land usage rights		36,819	(35,692)	—	1,127
Industrial rights		48,216	(29,104)	—	19,112
Facility usage rights		59,222	(45,977)	—	13,245
Club memberships(*2)		78,859	—	(21,962)	56,897
Other(*3)		3,671,908	(3,151,321)	—	520,587

	~~W~~	7,662,614	(4,761,252)	(207,962)	2,693,400

48

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

14.	Intangible Assets, Continued

(1)	Intangible assets as of December 31, 2023 and 2022 are as follows, Continued:

(*1)

The Company was reassigned 800 MHz, 1.8 GHz and 2.1 GHz band of frequency licenses from the Ministry of Science and Information and Communication Technology (“ICT”) in exchange for ~~W~~227,200 million, ~~W~~547,800 million and ~~W~~411,700 million, respectively, for the year ended December 31, 2021. The band of frequency was assigned to the Company at the date of initial lump sum payment for the year ended December 31, 2021 and the annual payments in installment for the remaining balances are made in the next five years starting from the date of initial lump sum payment.

(*2)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*3)	Other intangible assets primarily consist of computer software and others.

(2)	Changes in intangible assets for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	2,082,432	—	—	—	(475,826)	1,606,606
Land usage rights		1,127	125	(15)	40	(735)	542
Industrial rights		19,112	4,549	(350)	—	(4,521)	18,790
Facility usage rights		13,245	1,884	(16)	1,072	(2,750)	13,435
Club memberships		56,897	3,595	(1,491)	—	—	59,001
Other		520,587	57,306	(1,501)	195,930	(219,867)	552,455

	~~W~~	2,693,400	67,459	(3,373)	197,042	(703,699)	2,250,829

(In millions of won)
	2022
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	2,559,689	—	—	—	(477,257)	2,082,432
Land usage rights		2,449	—	—	—	(1,322)	1,127
Industrial rights		10,934	13,428	(824)	(111)	(4,315)	19,112
Facility usage rights		14,355	1,396	(2)	260	(2,764)	13,245
Club memberships		51,356	6,113	(572)	—	—	56,897
Other		564,547	70,977	(382)	115,904	(230,459)	520,587

	~~W~~	3,203,330	91,914	(1,780)	116,053	(716,117)	2,693,400

49

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

14.	Intangible Assets, Continued

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Research and development costs expensed as incurred	~~W~~	336,377	338,389

(4)	Details of frequency usage rights as of December 31, 2023 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	109,789	LTE service	Jul. 2021	Jun. 2026
1.8 GHz license		308,534	LTE service	Dec. 2021	Dec. 2026
2.6 GHz license		364,250	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		231,879	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5 GHz license		592,154	5G service	Apr. 2019	Nov. 2028

	~~W~~	1,606,606

50

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

15.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2023 and 2022 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	December 31, 2023		December 31, 2022
BNK Securities. Co., Ltd.	—	—	~~W~~	—	100,000

(2)	Long-term borrowings as of December 31, 2023 and 2022 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	December 31, 2023		December 31, 2022
Mizuho Bank, Ltd.	1.35	May. 20, 2024	~~W~~	100,000	100,000
DBS Bank Ltd.	1.30	May. 28, 2024		200,000	200,000
DBS Bank Ltd.	2.65	Mar. 10, 2025		200,000	200,000
Credit Agricole CIB	3.30	Apr. 29, 2024		50,000	50,000
Mizuho Bank, Ltd.	3.29	Nov. 27, 2023		—	100,000
Nonghyup Bank(*)	MOR + 1.36	Nov. 17, 2024		40,000	40,000
Credit Agricole CIB	4.89	Nov. 28, 2025		50,000	50,000
				640,000	740,000

Less current portions				(390,000)	(100,000)

			~~W~~	250,000	640,000

(*)	6M MOR rates are 3.85% and 4.35% as of December 31, 2023 and 2022, respectively.

51

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

15.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2023 and 2022 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2023		December 31, 2022
Unsecured corporate bonds	Operating and Refinancing fund	2032	3.45	~~W~~	90,000	90,000
Unsecured corporate bonds	Operating fund	2023	3.03		—	230,000
Unsecured corporate bonds		2033	3.22		130,000	130,000
Unsecured corporate bonds		2024	3.64		150,000	150,000
Unsecured corporate bonds	Refinancing fund	2024	2.82		190,000	190,000
Unsecured corporate bonds	Operating and	2025	2.49		150,000	150,000
Unsecured corporate bonds	Refinancing fund	2030	2.61		50,000	50,000
Unsecured corporate bonds	Operating fund	2025	2.66		70,000	70,000
Unsecured corporate bonds		2030	2.82		90,000	90,000
Unsecured corporate bonds	Operating and	2025	2.55		100,000	100,000
Unsecured corporate bonds	Refinancing fund	2035	2.75		70,000	70,000
Unsecured corporate bonds	Operating fund	2026	2.08		90,000	90,000
Unsecured corporate bonds		2036	2.24		80,000	80,000
Unsecured corporate bonds		2026	1.97		120,000	120,000
Unsecured corporate bonds		2031	2.17		50,000	50,000
Unsecured corporate bonds	Refinancing fund	2027	2.55		100,000	100,000
Unsecured corporate bonds	Operating and Refinancing fund	2032	2.65		90,000	90,000
Unsecured corporate bonds	Refinancing fund	2027	2.84		100,000	100,000
Unsecured corporate bonds		2023	2.81		—	100,000
Unsecured corporate bonds		2028	3.00		200,000	200,000
Unsecured corporate bonds		2038	3.02		90,000	90,000
Unsecured corporate bonds	Operating and	2023	2.33		—	150,000
Unsecured corporate bonds	Refinancing fund	2038	2.44		50,000	50,000
Unsecured corporate bonds	Operating fund	2024	2.09		120,000	120,000
Unsecured corporate bonds		2029	2.19		50,000	50,000
Unsecured corporate bonds		2039	2.23		50,000	50,000
Unsecured corporate bonds	Operating and	2024	1.49		60,000	60,000
Unsecured corporate bonds	Refinancing fund	2029	1.50		120,000	120,000
Unsecured corporate bonds		2039	1.52		50,000	50,000
Unsecured corporate bonds		2049	1.56		50,000	50,000
Unsecured corporate bonds	Operating fund	2024	1.76		70,000	70,000
Unsecured corporate bonds		2029	1.79		40,000	40,000
Unsecured corporate bonds		2039	1.81		60,000	60,000
Unsecured corporate bonds	Operating and Refinancing fund	2023	1.64		—	170,000
Unsecured corporate bonds	Operating fund	2025	1.75		130,000	130,000
Unsecured corporate bonds		2030	1.83		50,000	50,000
Unsecured corporate bonds		2040	1.87		70,000	70,000

52

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

15.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2023 and 2022 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2023		December 31, 2022
Unsecured corporate bonds	Refinancing fund	2025	1.40		140,000	140,000
Unsecured corporate bonds		2030	1.59		40,000	40,000
Unsecured corporate bonds		2040	1.76		110,000	110,000
Unsecured corporate bonds		2024	1.17		80,000	80,000
Unsecured corporate bonds		2026	1.39		80,000	80,000
Unsecured corporate bonds		2031	1.80		50,000	50,000
Unsecured corporate bonds		2041	1.89		100,000	100,000
Unsecured corporate bonds		2024	2.47		90,000	90,000
Unsecured corporate bonds		2026	2.69		70,000	70,000
Unsecured corporate bonds		2041	2.68		40,000	40,000
Unsecured corporate bonds		2025	3.80		240,000	240,000
Unsecured corporate bonds		2027	3.84		70,000	70,000
Unsecured corporate bonds		2042	3.78		40,000	40,000
Unsecured corporate bonds		2025	4.00		300,000	300,000
Unsecured corporate bonds		2027	4.00		95,000	95,000
Unsecured corporate bonds		2024	4.79		100,000	100,000
Unsecured corporate bonds		2025	4.73		110,000	110,000
Unsecured corporate bonds		2027	4.74		60,000	60,000
Unsecured corporate bonds		2032	4.69		40,000	40,000
Unsecured corporate bonds		2026	3.65		110,000	—
Unsecured corporate bonds		2028	3.83		190,000	—
Unsecured corporate bonds		2026	3.72		80,000	—
Unsecured corporate bonds		2028	3.80		200,000	—
Unsecured corporate bonds		2030	3.96		70,000	—
Unsecured corporate bonds		2026	4.54		115,000	—
Unsecured corporate bonds		2028	4.68		100,000	—
Unsecured corporate bonds		2030	4.72		50,000	—
Unsecured corporate bonds		2033	4.72		30,000	—
Unsecured global bonds	Operating fund	2027	6.63		515,760 (USD 400,000)	506,920 (USD 400,000)
		2023	3.75		—	633,650 (USD 500,000)
Floating rate notes(*)	Operating fund	2025	SOFR rate +1.17		386,820 (USD 300,000)	380,190 (USD 300,000)

					6,682,580	7,005,760
Less discounts on bonds					(15,641)	(16,790)

					6,666,939	6,988,970
Less current portions of bonds					(859,516)	(1,283,097)

				~~W~~	5,807,423	5,705,873

(*)	Interest rates applied are SOFR rate 5.38% as of December 31, 2023 and LIBOR rate (3 month) 4.75% + 0.91% as of December 31, 2022.

53

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

16.	Long-Term Payables – Other

(1)	As of December 31, 2023 and 2022, details of long-term payables – other related to the acquisition of frequency usage rights are as follows (See note 14):

(In millions of won)
	December 31, 2023		December 31, 2022
Long-term payables – other	~~W~~	1,290,225	1,690,470
Present value discount on long-term payables – other		(29,772)	(52,129)
Current portion of long-term payables – other		(367,770)	(398,874)

Carrying amount at year end	~~W~~	892,683	1,239,467

(2)

The sum of portions repaid among the principal of long-term payables – other for the years ended December 31, 2023 and 2022 amounts to ~~W~~400,245 million and ~~W~~400,245 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of December 31, 2023 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	369,150
1 ~ 3 years		738,300
3 ~ 5 years		182,775

	~~W~~	1,290,225

17.	Provisions

Changes in provisions for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)	2023						As of December 31, 2023
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	95,569	6,500	(1,787)	—	100,282	30,491	69,791
Emission allowance		1,836	2,279	(520)	(2,773)	822	822	—

	~~W~~	97,405	8,779	(2,307)	(2,773)	101,104	31,313	69,791

(In millions of won)	2022						As of December 31, 2022
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	94,684	5,595	(4,046)	(664)	95,569	29,815	65,754
Emission allowance		1,885	2,369	—	(2,418)	1,836	1,836	—

	~~W~~	96,569	7,964	(4,046)	(3,082)	97,405	31,651	65,754

54

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

18.	Defined Benefit Assets

(1)	Details of defined benefit assets as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Present value of defined benefit obligations	~~W~~	493,541	508,622
Fair value of plan assets		(578,685)	(539,847)

	~~W~~	(85,144)	(31,225)

(2)	Principal actuarial assumptions as of December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Discount rate for defined benefit obligations	4.36%	5.31%
Expected rate of salary increase	5.21%	8.37%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio.

(3)	Changes in present value of defined benefit obligations for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Binning balance	~~W~~	508,622	483,001
Current service cost		56,564	50,997
Interest cost		26,487	15,094
Remeasurement
- Demographic assumption		(740)	(26,132)
- Financial assumption		(70,134)	25,392
- Adjustment based on experience		12,836	(6,059)
Benefit paid		(38,347)	(28,932)
Others(*)		(1,747)	(4,739)

Ending balance	~~W~~	493,541	508,622

(*)	Others include changes in liabilities due to employee’s transfers among affiliates for the years ended December 31, 2023 and 2022.

55

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

18.	Defined Benefit Assets, Continued

(4)	Changes in fair value of plan assets for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Beginning balance	~~W~~	539,847	476,099
Interest income		27,753	15,296
Remeasurement		94	(10,898)
Contribution		50,000	92,000
Benefit paid		(36,124)	(32,335)
Others(*)		(2,885)	(315)

Ending balance	~~W~~	578,685	539,847

(*)	Others include changes in assets due to the employee’s transfers among affiliates for the years ended December 31, 2023 and 2022.

The Company’s expected contributions to the defined benefit plan for the year ended December 31, 2024, amounts to ~~W~~83,836 million.

(5)	Total cost of defined benefit plan, which is recognized in profit or loss for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Current service cost	~~W~~	56,564	50,997
Net interest income		(1,266)	(202)

	~~W~~	55,298	50,795

Costs related to the defined benefit plan except for the amounts transferred to construction in progress are included in labor expenses and research and development expenses.

(6)	Details of plan assets as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Equity instruments	~~W~~	65	7,504
Debt instruments		101,638	96,134
Short-term financial instruments, etc.		476,982	436,209

	~~W~~	578,685	539,847

56

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

18.	Defined Benefit Assets, Continued

(7)	Sensitivity analysis

As of December 31, 2023, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	~~W~~	(13,387)	14,131
Expected salary increase rate		14,277	(13,645)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan but provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2023 and 2022 are 6.20 years and 7.07 years, respectively.

(8)	Defined contribution plan

The amount recognized as an expense for defined contribution plans are ~~W~~8,698 million and ~~W~~7,107 million for the years ended December 31, 2023 and 2022, respectively.

57

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

19.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2023 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Mar. 4, 2020	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	Citibank	Mar. 4, 2020 ~ Jun. 4, 2025

(2)

In relation to the merger of SK Broadband Co., Ltd. for the year ended December 31, 2020, the Company has entered into a shareholders’ agreement with the shareholders of the acquirees. Pursuant to the agreement, when certain conditions are met within a period of time subsequent to the merger, the shareholders of the acquirees can exercise their drag-along rights and require the Company to sell its shares in SK Broadband Co., Ltd. should the shareholders exercise their drag-along rights, the Company also can exercise its call options over the shares held by those shareholders. The Company recognized a long-term derivative financial liability of ~~W~~295,876 million and ~~W~~302,593 million for the rights prescribed in the shareholders’ agreement as of December 31, 2023 and 2022, respectively.

The fair value of SK Broadband Co., Ltd.’s common stock was estimated using 5-year projected cash flows discounted at 6.2% per annum. The fair value of the derivative financial liability was determined by using the Binomial Model based on various assumptions including the price of common stock and its price fluctuations. The significant unobservable inputs used in the fair value measurement and inter-relationship between significant unobservable inputs and fair value measurement are as follows:

Significant unobservable inputs	Correlations between inputs and fair value measurements
Fair value of SK Broadband Co., Ltd.’s common stock	The estimated fair value of derivative liabilities would decrease (increase) if the fair value of common stock would increase (decrease)

Volatility of stock price	The estimated fair value of derivative liabilities would decrease (increase) if the volatility of stock price increase (decrease)

58

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

19.	Derivative Instruments, Continued

(3)

The Company has entered into the agreement with Newberry Global Limited, whereby the Company has been granted subscription right and contingent subscription right to acquire Newberry series-C redeemable convertible preferred stock for the year ended December 31, 2020. The Company recognized derivative financial assets of ~~W~~13,136 million and ~~W~~8,083 million as of December 31, 2022 for subscription right and contingent subscription right, respectively. There is no balance for derivative financial assets as of December 31, 2023, as the exercise period expired without the exercise of subscription rights and contingent subscription rights for the year ended December 31, 2023.

(4)

The Company has entered into the agreement with HAEGIN Co., Ltd., whereby the Company has been granted contingent subscription right to acquire HAEGIN Co., Ltd.’s common stock for the year ended December 31, 2022. The Company is able to exercise the right in accordance with the agreement when certain conditions are met and recognized long-term derivative financial assets of ~~W~~2,323 million for the contingent subscription right as of December 31, 2023. The fair value of HAEGIN Co., Ltd.’s common stock was estimated using 5-year projected cash flows discounted at 13.0% per annum. Meanwhile, if the fair value of HAEGIN Co., Ltd.’s common stock, significant unobservable input used in the fair value measurement, increases (decreases), the estimated fair value of derivative asset would increase (decrease). If the volatility of stock price, significant unobservable input used in the fair value measurement, increases (decreases), the estimated fair value of derivative asset would increase (decrease).

(5)

The fair value of derivative financial instruments to which the Company applies cash flow hedging is recorded in the separate financial statements as long-term derivative financial assets. As of December 31, 2023, details of fair values of the derivatives assets are as follows:

(In millions of won, thousands of foreign currencies)
Hedging instrument (Hedged item)	Cash flow hedge		Fair value
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	~~W~~	80,426	80,426
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		35,784	35,784

	~~W~~	116,210	116,210

As of December 31, 2023, the changes in fair value of derivatives designated as hedging instrument, which are all effective in hedging, were recognized in full in other comprehensive income.

(6)

The fair value of derivatives held for trading is recorded in the financial statements as long-term derivative financial assets and long-term derivative financial liabilities. As of December 31, 2023, details of fair values of the derivative assets and liabilities are as follows:

(In millions of won)
	Held for trading		Fair value
Non-current assets:
Contingent subscription right	~~W~~	2,323	2,323

	~~W~~	2,323	2,323

Non-current liabilities:
Drag-along and call option rights	~~W~~	(295,876)	(295,876)

	~~W~~	(295,876)	(295,876)

59

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

20.	Share Capital and Capital Surplus and Others

(1)	Details of share capital as of December 31, 2023 and 2022 are as follows:

(In millions of won, except for share data)
	December 31, 2023		December 31, 2022
Number of authorized shares		670,000,000	670,000,000
Par value (in won)	~~W~~	100	100
Number of issued shares		218,833,144	218,833,144
Share capital:
Common share(*)	~~W~~	30,493	30,493

(*)

In 2002 and 2003, the Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Company’s issued shares have decreased without change in share capital.

(2)	There were no changes in share capital for the years ended December 31, 2023 and 2022.

(3)	Details of shares outstanding as of December 31, 2023 and 2022 are as follows:

(In shares)
	December 31, 2023			December 31, 2022
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	218,833,144	6,133,414	212,699,730	218,833,144	801,091	218,032,053

(4)	Details of capital surplus and others as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Paid-in surplus	~~W~~	1,771,000	1,771,000
Treasury shares(Note 21)		(301,981)	(36,702)
Hybrid bonds(Note 22)		398,509	398,759
Share option(Note 23)		9,818	2,061
Others(*)		(6,643,493)	(6,641,811)

	~~W~~	(4,766,147)	(4,506,693)

(*)	The amount includes a change in equity amounting to ~~W~~5,767,210 million due to the spin-off that was accounted for as a transaction under common control.

60

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

21.	Treasury Shares

(1)	Treasury shares as of December 31, 2023 and 2022 are as follows:

(In millions of won, except for the number of shares)
	December 31, 2023		December 31, 2022
Number of shares		6,133,414	801,091
Acquisition cost	~~W~~	301,981	36,702

(2)	Changes in treasury shares for the years ended December 31, 2023 and 2022 are as follows:

(In shares)
	2023	2022
Treasury shares as of January 1	801,091	1,250,992
Acquisition(*1)	5,773,410	—
Disposal(*2)	(441,087)	(449,901)

Treasury shares as of December 31	6,133,414	801,091

(*1)	The Company acquired 5,773,410 of its treasury shares for ~~W~~285,487 million in an effort to increase shareholder value by stabilizing its stock price for the years ended December 31, 2023.
(*2)

The Company distributed 441,087 treasury shares (acquisition cost: ~~W~~20,208 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of ~~W~~212 million for the year ended December 31, 2023. Also, the Company distributed 449,901 treasury shares (acquisition cost: ~~W~~20,612 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of ~~W~~4,813 million for the year ended December 31, 2022

61

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

22.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)	December 31, 2023		December 31, 2022
Series 3 hybrid bonds	Unsecured subordinated bearer bond	June 5, 2023	June 5, 2083	4.95	~~W~~	400,000	—
Series 2-1 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.70		—	300,000
Series 2-2 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.65		—	100,000
Issuance costs						(1,491)	(1,241)

					~~W~~	398,509	398,759

The Company redeemed previously issued hybrid bonds and issued new hybrids bonds for the year ended December 31, 2023. As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Company classified the hybrid bonds as equity.

These are subordinated bonds that rank before common shares in the event of a liquidation or reorganization of the Company.

(*1)	The Company has a right to extend the maturity without any notice or announcement.
(*2)

Annual interest rate is determined as yield rate of 5-year national bond plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

62

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

23.	Share-Based Payment Arrangement

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Share-based payment arrangement with cash alternatives

	Series
	1-3	3	4	5	6
Grant date	March 24, 2017	February 22, 2019	March 26, 2019	March 26, 2020	March 25, 2021
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	67,320	8,907	5,266	376,313	87,794
Exercise price (in won)	57,562	53,052	50,862	38,452	50,276
Exercise period	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024	Mar. 27, 2023 ~ Mar. 26, 2027	Mar. 26, 2023 ~ Mar. 25, 2026
Vesting conditions	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date	2 years’ service from the grant date

Series
	7-1	7-2
Grant date	March 25, 2022
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	295,275	109,704
Exercise price (in won)	56,860	56,860
Exercise period	Mar. 26, 2025 ~ Mar. 25, 2029	Mar. 26, 2024 ~ Mar. 25, 2027
Vesting conditions	2 years’ service from the grant date	2 years’ service from the grant date

(*)	The remaining parts of 1-2st and 2nd share options were fully forfeited, and the 8th share option was canceled for the year ended December 31, 2023.

63

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

23.	Share-Based Payment Arrangement, Continued

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

2)	Cash-settled share-based payment arrangement

	Granted in 2021		Granted in 2022
	Share appreciation rights of SK Telecom Co., Ltd.(*)	Share appreciation rights of SK Square Co., Ltd.(*)	Share appreciation rights of SK Telecom Co., Ltd.
Grant date	January 1, 2021		January 1, 2022
Grant method	Cash settlement
Number of shares	183,246	118,456	338,525
(in share)
Exercise price (in won)	50,276		56,860
Exercise period	Jan. 1, 2023 ~ Mar. 28, 2024		Jan. 1, 2024 ~ Mar. 25, 2025
Vesting conditions	2 years’ service from the grant date		2 years’ service from the grant date

(*)	Parts of the grant that have not met the vesting conditions have been forfeited for the year ended December 31, 2022.

3)	Equity-settled share-based payment arrangement

The Company newly established Performance Share Units (“PSU”) for executives of the Company and major subsidiaries as part of the compensation based on the growth of corporate value for the year ended December 31, 2023, and the details are as follows:

PSU of SK Telecom Co., Ltd.
Grant date	March 28, 2023
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares
Number of shares(*)	Fluctuates according to the share price on the expiration date and the cumulative increase rate of KOSPI200
Reference share price (in won)	47,280
Reference index (KOSPI200)	315
Maturity (exercise date)	The day in which the annual general meeting of shareholders is held after 3 years from the grant date
Vesting conditions	Full service in the year in which the grant date is included

(*)

The initial grant amount is a total of ~~W~~10,813 million, and the amount calculated according to the adjustment rate based on the share price on the expiration date and the cumulative increase rate of KOSPI200 will be paid in shares.

64

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

23.	Share-Based Payment Arrangement, Continued

(2)

Share compensation expense for share-based payment arrangements with cash alternatives recognized for the year ended December 31, 2023 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
As of December 31, 2022	~~W~~	155,579
For the year ended December 31, 2023		2,171
In subsequent periods		504

	~~W~~	158,254

The liabilities recognized by the Company in relation to the share-based payment arrangement with cash alternatives are ~~W~~5,530 million and ~~W~~4,221 million, respectively, which are included in accrued expenses as of December 31, 2023 and 2022.

As of December 31, 2023 and 2022, the carrying amount of liabilities recognized by the Company in relation to the cash-settled share-based payment arrangement are ~~W~~1,133 million and ~~W~~906 million, respectively.

Share compensation expenses recognized for equity-settled share-based payment arrangement are ~~W~~4,653 million for the year ended December 31, 2023.

65

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

23.	Share-Based Payment Arrangement, Continued

(3)	The Company used binomial option-pricing model in the measurement of the fair value of share options at the remeasurement date and the inputs used in the model are as follows:

1)	Share-based payment arrangement with cash alternatives

(i)	SK Telecom Co., Ltd.

(In won)	Series
	1-3	3	4	5	6
Risk-free interest rate	3.52%	3.49%	3.52%	3.14%	3.18%
Estimated option’s life	7 years	5 years	5 years	7 years	5 years
Share price on the remeasurement date	50,100	50,100	50,100	50,100	50,100
Expected volatility	16.80%	16.80%	16.80%	16.80%	16.80%
Expected dividends yield	6.60%	6.60%	6.60%	6.60%	6.60%
Exercise price	57,562	53,052	50,862	38,452	50,276
Per-share fair value of the option	63	310	1,157	11,648	3,400

(In won)	Series
	7-1	7-2
Risk-free interest rate	3.15%	3.14%
Estimated option’s life	7 years	5 years
Share price on the remeasurement date	50,100	50,100
Expected volatility	16.80%	16.80%
Expected dividends yield	6.60%	6.60%
Exercise price	56,860	56,860
Per-share fair value of the option	2,466	1,974

(ii)	SK Square Co., Ltd.

(In won)	Series
	1-3	3	4	5	6
Risk-free interest rate	2.07%	1.91%	1.78%	1.52%	1.55%
Estimated option’s life	7 years	5 years	5 years	7 years	5 years
Share price (Closing price on the preceding day)	52,500	51,800	50,600	34,900	49,800
Expected volatility	13.38%	8.30%	7.70%	8.10%	25.70%
Expected dividends yield	3.80%	3.80%	3.90%	5.70%	4.00%
Exercise price	57,562	53,052	50,862	38,452	50,276
Per-share fair value of the option	3,096	1,720	1,622	192	8,142

66

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

23.	Share-Based Payment Arrangement, Continued

(3)	The Company used binomial option-pricing model in the measurement of the fair value of share options at the remeasurement date and the inputs used in the model are as follows, Continued:

2)	Cash-settled share-based payment arrangement

(In won)	Granted in 2021		Granted in 2022
	Share appreciation rights of SK Telecom Co., Ltd.	Share appreciation rights of SK Square Co., Ltd.	Share appreciation rights of SK Telecom Co., Ltd.
Risk-free interest rate	3.52%	3.52%	3.37%
Estimated option’s life	3.25 years	3.25 years	3.25 years
Share price on the remeasurement date	50,100	52,600	50,100
Expected volatility	16.80%	30.90%	16.80%
Expected dividends yield	6.60%	0.00%	6.60%
Exercise price	50,276	50,276	56,860
Per-share fair value of the option	1,387	4,706	949

3)	Equity-settled share-based payment arrangement

(In won)
PSU of SK Telecom Co., Ltd.
Risk-free interest rate	3.26%
Estimated option’s life	3 years
Share price on the expected grant date	48,500
Expected volatility	18.67%
Expected dividends yield	4.90%
Per-share fair value of the option	27,525

67

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

24.	Retained Earnings

(1)	Retained earnings as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		9,831,138	9,631,138
Reserve for technology development		4,565,300	4,365,300

		14,396,438	13,996,438
Unappropriated		613,715	672,703

	~~W~~	15,032,473	14,691,461

(2)	Legal reserve

The Korean Commercial Act requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

68

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

25.	Statements of Appropriation of Retained Earnings

Details of statements of appropriation of retained earnings for the years ended December 31, 2023 and 2022 are as follows:

Date of appropriation for 2023: March 26, 2024

Date of appropriation for 2022: March 28, 2023

(In millions of won)
	2023		2022
Unappropriated retained earnings:
Unappropriated retained earnings	~~W~~	91,736	390,674
Remeasurement of defined benefit assets		43,656	(4,899)
Reclassification of valuation loss on FVOCI		(21,862)	(24,920)
Interim dividends: 2023: ~~W~~2,490 per share, 2,490% on par value 2022: ~~W~~2,490 per share, 2,490% on par value		(542,282)	(542,876)
Interest on hybrid bonds		(17,283)	(14,766)
Profit for the year		1,059,750	869,490

		613,715	672,703

Reversal of appropriation of retained earnings:
Reserve for business expansion		(150,000)	(200,000)
Reserve for technology development		(150,000)	(200,000)
Appropriation of retained earnings:
Cash dividends: 2023: ~~W~~ 1,050 per share, 1,050% on par value 2022: ~~W~~830 per share, 830% on par value		223,335	180,967

		(523,335)	(580,967)

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	90,380	91,736

69

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

26.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Valuation gain on FVOCI	~~W~~	139,548	156,907
Valuation gain (loss) on derivatives		(274)	11,214

	~~W~~	139,274	168,121

(2)	Changes in reserves for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	Valuation gain on financial assets at FVOCI		Valuation gain (loss) on derivatives	Total
Balance as of January 1, 2022	~~W~~	613,010	25,006	638,016
Changes, net of taxes		(456,103)	(13,792)	(469,895)

Balance as of December 31, 2022		156,907	11,214	168,121

Balance as of January 1, 2023		156,907	11,214	168,121
Changes, net of taxes		(17,359)	(11,488)	(28,847)

Balance as of December 31, 2023	~~W~~	139,548	(274)	139,274

(3)	Changes in valuation gain on financial assets at FVOCI for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Balance as of January 1	~~W~~	156,907	613,010
Amount recognized as other comprehensive loss for the year, net of taxes		(39,221)	(481,023)
Amount reclassified to retained earnings, net of taxes		21,862	24,920

Balance as of December 31	~~W~~	139,548	156,907

(4)	Changes in valuation gain (loss) on derivatives for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Balance as of January 1	~~W~~	11,214	25,006
Amount recognized as other comprehensive loss for the year, net of taxes		(14,262)	(19,967)
Amount reclassified to profit, net of taxes		2,774	6,175

Balance as of December 31	~~W~~	(274)	11,214

70

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

27.	Operating Revenue

Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)
	2023		2022
Products transferred at a point in time:
Product sales	~~W~~	115,062	108,233
Services transferred over time:
Wireless service revenue(*1)		10,554,390	10,463,131
Cellular interconnection revenue		445,244	485,496
Other(*2)		1,474,524	1,357,728

		12,474,158	12,306,355

	~~W~~	12,589,220	12,414,588

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services, which is collected from the wireless subscribers.
(*2)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

The Company has a right to receive consideration from a customer in an amount that corresponds directly with the value of telecommunications service provided; thus, the Company applies practical expedient method and recognizes revenue in the amount to which the Company has a right to invoice.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

28.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Communication	~~W~~	26,827	27,041
Utilities		377,028	301,284
Taxes and dues		23,229	37,538
Repair		257,829	267,067
Research and development		336,377	338,389
Training		28,771	28,778
Bad debt for accounts receivable – trade		28,765	16,053
Supplies and others		51,372	48,112

	~~W~~	1,130,198	1,064,262

71

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

29.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Other non-operating income:
Gain on disposal of property and equipment and intangible assets	~~W~~	20,825	14,073
Others		20,019	31,089

	~~W~~	40,844	45,162

Other non-operating expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	3,929	5,722
Donations		12,966	11,442
Bad debt for accounts receivable – other		4,349	2,071
Others		2,775	9,770

	~~W~~	24,019	29,005

72

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

30.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)	2023		2022
Finance income:
Interest income	~~W~~	36,937	34,124
Gain on sale of accounts receivable – other		—	1,043
Dividends		209,195	50,927
Gain on foreign currency transactions		9,015	7,945
Gain on foreign currency translations		300	345
Gain relating to financial instruments at FVTPL		87,199	40,581

	~~W~~	342,646	134,965

(In millions of won)	2023		2022
Finance costs:
Interest expense	~~W~~	325,769	287,865
Loss on sale of accounts receivable – other		65,027	61,841
Loss on foreign currency transactions		8,115	9,304
Loss on foreign currency translations		660	961
Loss relating to financial instruments at FVTPL		41,819	27,635

	~~W~~	441,390	387,606

(2)	Details of interest income included in finance income for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)	2023		2022
Interest income on cash equivalents and short-term financial instruments	~~W~~	18,484	11,268
Interest income on loans and others		18,453	22,856

	~~W~~	36,937	34,124

73

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

30.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)	2023		2022
Interest expense on borrowings	~~W~~	27,151	23,413
Interest expense on debentures		200,571	184,049
Others		98,047	80,403

	~~W~~	325,769	287,865

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2023 and 2022 are as follows. Bad debt expense for accounts receivable – trade, loans and receivables are presented and explained separately in notes 5 and 35.

1)	Finance income and costs

(In millions of won)	2023
	Finance income(*)		Finance costs
Financial assets:
Financial assets at FVTPL	~~W~~	87,758	106,846
Financial assets at FVOCI		39,681	—
Financial assets at amortized cost		36,299	8,726
Derivatives designated as hedging instrument		2,343	—

		166,081	115,572

Financial liabilities:
Financial liabilities at FVTPL		6,717	—
Financial liabilities at amortized cost		1,503	325,818

		8,220	325,818

	~~W~~	174,301	441,390

(*)	Finance income does not include ~~W~~168,345 million of dividends received from subsidiaries and associates for the year ended December 31, 2023.

74

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

30.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2023 and 2022 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 5 and 35, Continued:

1)	Finance income and costs, Continued

(In millions of won)
	2022
	Finance income(*)		Finance costs
Financial assets:
Financial assets at FVTPL	~~W~~	34,466	89,329
Financial assets at FVOCI		1,495	—
Financial assets at amortized cost		26,987	10,245
Derivatives designated as hedging instrument		—	146

		62,948	99,720

Financial liabilities:
Financial liabilities at amortized cost		18,432	—
Derivatives designated as hedging instrument		4,152	287,886

		22,584	287,886

	~~W~~	85,532	387,606

(*)	Finance income does not include ~~W~~49,433 million of dividends received from subsidiaries and associates for the year ended December 31, 2022.

2)	Other comprehensive income (loss)

(In millions of won)
	2023		2022
Financial assets:
Financial assets at FVOCI	~~W~~	(39,221)	(481,023)
Derivatives designated as hedging instrument		(11,488)	(13,792)

		(50,709)	(494,815)

(5)	Details of impairment losses for financial assets for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Accounts receivable – trade	~~W~~	28,765	16,053
Other receivables		4,349	2,071

	~~W~~	33,114	18,124

75

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

31.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2023 and 2022 consist of the following:

(In millions of won)
	2023		2022
Current tax expense:
Current year	~~W~~	249,527	197,216
Current tax of prior years		(4,247)	66,055

		245,280	263,271

Deferred tax expense:
Changes in net deferred tax assets		49,909	13,489

Income tax expense	~~W~~	295,189	276,760

(2)

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2023 and 2022 is attributable to the following:

(In millions of won)
	2023		2022
Profit before income tax	~~W~~	1,354,939	1,146,250
Income taxes at statutory income tax rate		347,342	304,857
Non-taxable income		(37,230)	(8,814)
Non-deductible expenses		13,071	9,870
Tax credit and tax reduction		(51,843)	(5,332)
Changes in unrecognized deferred taxes		25,671	(4,572)
Income tax paid (refund)		(4,247)	48,775
Changes in tax rate and other		2,425	(68,024)

Income tax expense	~~W~~	295,189	276,760

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Valuation gain on financial assets measured at fair value	~~W~~	12,922	166,188
Valuation gain on derivatives		3,843	5,199
Remeasurement of defined benefit assets		(14,477)	(800)
Loss on disposal of treasury shares		(53)	(28,108)

	~~W~~	2,235	142,479

76

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

31.	Income Tax Expense, Continued

(4)	Changes in deferred tax assets (liabilities) for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)	2023
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	43,512	64	—	43,576
Accrued interest income		(293)	38	—	(255)
Financial assets measured at fair value		(12,930)	(5,313)	12,922	(5,321)
Investments in subsidiaries, associates and joint ventures		5,034	(20,764)	—	(15,730)
Property and equipment		(345,754)	(53,025)	—	(398,779)
Retirement benefit obligation		2,919	(293)	(14,477)	(11,851)
Valuation gain on derivatives		18,112	2,144	3,843	24,099
Gain (loss) on foreign currency translation		20,624	34	—	20,658
Incremental costs to acquire a contract		(707,002)	33,422	—	(673,580)
Right-of-use assets		(344,023)	35,307	—	(308,716)
Lease liabilities		345,739	(37,106)	—	308,633
Others		129,858	(56,259)	(53)	73,546

	~~W~~	(844,204)	(101,751)	2,235	(943,720)

Tax credit		89,883	51,842	—	141,725

	~~W~~	(754,321)	(49,909)	2,235	(801,995)

77

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

31.	Income Tax Expense, Continued

(4)	Changes in deferred tax assets (liabilities) for the years ended December 31, 2023 and 2022 are as follows, Continued:

(In millions of won)	2022
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	45,734	(2,222)	—	43,512
Accrued interest income		(87)	(206)	—	(293)
Financial assets measured at fair value		(158,404)	(20,714)	166,188	(12,930)
Investments in subsidiaries, associates and joint ventures		59	4,975	—	5,034
Property and equipment		(271,151)	(74,603)	—	(345,754)
Retirement benefit obligation		6,947	(3,228)	(800)	2,919
Valuation gain on derivatives		11,846	1,067	5,199	18,112
Gain (loss) on foreign currency translation		21,368	(744)	—	20,624
Incremental costs to acquire a contract		(744,267)	37,265	—	(707,002)
Right-of-use assets		(359,798)	15,775	—	(344,023)
Lease liabilities		357,488	(11,749)	—	345,739
Others		122,394	35,572	(28,108)	129,858

	~~W~~	(967,871)	(18,812)	142,479	(844,204)

Tax credit		84,560	5,323	—	89,883

	~~W~~	(883,311)	(13,489)	142,479	(754,321)

(5)	Details of temporary differences not recognized as deferred tax assets (liabilities) in the statements of financial position as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Loss allowance	~~W~~	77,405	77,405
Investments in subsidiaries, associates and joint ventures		585,877	483,857
Other temporary differences		372,134	372,134

78

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

32.	Earnings per Share

Earnings per share is calculated to profit of the Company per common share and dilutive potential common share, and details are as follows:

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2023 and 2022 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	2023		2022
Profit for the year	~~W~~	1,059,750	869,490
Interest on hybrid bonds		(17,283)	(14,766)

Profit for the year on common shares		1,042,467	854,724
Weighted average number of common shares outstanding		217,264,615	217,994,490

Basic earnings per share (in won)	~~W~~	4,798	3,921

2)	The weighted average number of common shares outstanding for the years ended December 31, 2023 and 2022 are calculated as follows:

(In shares)	2023
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2023	218,833,144	218,833,144
Treasury shares as of January 1, 2023	(801,091)	(801,091)
Acquisition of treasury shares	(5,773,410)	(1,154,633)
Disposal of treasury shares	441,087	387,195

	212,699,730	217,264,615

(In shares)	2022
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2022	218,833,144	218,833,144
Treasury shares as of January 1, 2022	(1,250,992)	(1,250,992)
Disposal of treasury shares	449,901	412,338

	218,032,053	217,994,490

79

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

32.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the years ended December 31, 2023 and 2022 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)
	2023		2022
Profit for the year on common shares	~~W~~	1,042,467	854,724
Adjusted weighted average number of common shares outstanding		217,452,721	218,108,742

Diluted earnings per share (in won)	~~W~~	4,794	3,919

2)	The adjusted weighted average number of common shares outstanding for the years ended December 31, 2023 and 2022 are calculated as follows:

(In shares)
	2023	2022
Outstanding shares as of January 1	218,032,053	217,582,152
Effect of treasury shares	(767,438)	412,338
Effect of share option	188,106	114,252

Adjusted weighted average number of common shares outstanding	217,452,721	218,108,742

80

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

33.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2023	Cash dividends (Interim)	218,466,141	100	830%	~~W~~	181,327
	Cash dividends (Interim)	218,473,140	100	830%		181,333
	Cash dividends (Interim)	216,412,898	100	830%		179,623
	Cash dividends (Year-end)	212,699,730	100	1,050%		223,335

					~~W~~	765,618

2022	Cash dividends (Interim)	218,002,830	100	830%	~~W~~	180,942
	Cash dividends (Interim)	218,032,053	100	830%		180,967
	Cash dividends (Interim)	218,032,053	100	830%		180,967
	Cash dividends (Year-end)	218,032,053	100	830%		180,967

					~~W~~723,843

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2023 and 2022 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2023	Cash dividends	3,540	50,100	7.07%
2022	Cash dividends	3,320	47,400	7.00%

81

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

34.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	4,774	—	626,292	—	631,066
Financial instruments		47,364	—	139,354	—	186,718
Long-term investment securities(*)		218,685	1,207,605	—	—	1,426,290
Accounts receivable – trade		—	—	1,495,617	—	1,495,617
Loans and other receivables		273,945	—	612,432	—	886,377
Derivative financial assets		2,323	—	—	116,210	118,533

	~~W~~	547,091	1,207,605	2,873,695	116,210	4,744,601

(*)	The Company designated ~~W~~1,207,605 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2022
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	1,390	—	1,216,114	—	1,217,504
Financial instruments		90,815	—	79,368	—	170,183
Long-term investment securities(*)		88,403	1,066,785	—	—	1,155,188
Accounts receivable – trade		—	—	1,425,695	—	1,425,695
Loans and other receivables		332,669	—	707,225	—	1,039,894
Derivative financial assets		28,114	—	—	222,622	250,736

	~~W~~	541,391	1,066,785	3,428,402	222,622	5,259,200

(*)	The Company designated ~~W~~1,066,785 million of equity instruments that are not held for trading as financial assets at FVOCI.

82

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

34.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Derivative financial liabilities	~~W~~	295,876	—	295,876
Borrowings		—	640,000	640,000
Debentures		—	6,666,939	6,666,939
Lease liabilities(*)		—	1,226,545	1,226,545
Accounts payable – other and others		—	4,146,076	4,146,076

	~~W~~	295,876	12,679,560	12,975,436

(In millions of won)
	December 31, 2022
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Derivative financial liabilities	~~W~~	302,593	—	302,593
Borrowings		—	840,000	840,000
Debentures		—	6,988,970	6,988,970
Lease liabilities(*)		—	1,379,311	1,379,311
Accounts payable – other and others		—	5,009,512	5,009,512

	~~W~~	302,593	14,217,793	14,520,386

(*)

The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

83

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

35.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and price fluctuations. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, long-term investment securities, accounts receivable – trade and others, etc. Financial liabilities consist of accounts payable – other and others, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Company’s currency risk is mainly related to changes in recognized assets and liabilities due to exchange rate fluctuations. If the Company determines that it is necessary to hedge currency risk for business purposes, the Company manages currency risk by using currency swaps, etc. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2023 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	24,551	~~W~~	31,656	706,572	~~W~~	911,054
EUR	654		933	3		4
Others	—		336	—		—

		~~W~~	32,925		~~W~~	911,058

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency debentures. (See Note 19)

As of December 31, 2023, a hypothetical change in exchange rates by 10% would have increased (decreased) the Company’s profit before income tax and equity as follows:

(In millions of won)
	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
USD	~~W~~	1,982	(1,982)	~~W~~	1,982	(1,982)
EUR		93	(93)		93	(93)
Others		34	(34)		34	(34)

	~~W~~	2,109	(2,109)	~~W~~	2,109	(2,109)

84

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Company arises from borrowings, debentures and long-term payables – other. Since the Company’s interest-bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Company performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures, such as refinancing, renewal, alternative financing and hedging.

As of December 31, 2023, floating-rate borrowings and debentures amount to ~~W~~40,000 million and ~~W~~386,820 million, respectively, and the Company has entered into interest rate swaps to hedge interest rate risk related to the floating-rate debentures. Therefore, profit before income tax for the year ended December 31, 2023 would not have been affected by the changes in interest rates of floating-rate debentures. If the interest rate increases (decreases) by 1%p with all other variables held constant, profit before income tax and equity for the year ended December 31, 2023 would change by ~~W~~400 million in relation to the floating-rate borrowings which have not entered into interest rate swaps.

As of December 31, 2023, the floating-rate long-term payables – other are ~~W~~1,290,225 million. If the interest rate increases (decreases) by 1%p with all other variables held constant, profit before income tax and equity for the year ended December 31, 2023, would change by ~~W~~12,902 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

85

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk, Continued

Non-derivative financial liabilities

The Company’s non-derivative financial liabilities subject to interest rate benchmark reform as of December 31, 2022 were floating-rate bonds indexed to USD LIBOR. The Company completed discussion with the counterparty about including the fallback clauses as of December 31, 2023.

Derivatives

The Company’s derivative instruments designated as cash flow hedge are governed by contracts based on the International Swaps and Derivatives Association (“ISDA”) master agreements. As part of interest rate benchmark reform, ISDA has included a new fallback clause regarding which alterative benchmark interest rate to be applied when the calculation of major IBOR is suspended in the master agreement. The master agreement is applied to derivative contracts after January 25, 2021 and the transaction parties are required to adhere to ISDA protocol to include the same fallback clause into derivative contracts executed before January 25, 2021. The Company has adhered to ISDA protocol for transition to the alternative benchmark interest rate and the fallback clause will be included when counterparties adhere to the protocol to include. The Company’s counterparties have adhered to ISDA protocol and agreed to include the fallback clause.

(iii)	Price fluctuations risk

As of December 31, 2023, the Company holds equity instruments in an active trading market, exposing it to price fluctuation risk. Assuming all other variables remain constant, the impact on the Company’s profit before income tax and equity resulting from a 10% fluctuation in the per-share stock price of the equity securities for the year ended December 31, 2023 is as follows.

(In millions of won)
Profit before income tax			Equity
If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
~~W~~	—	—	~~W~~	84,647	(84,647)

86

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

The maximum credit exposure as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Cash and cash equivalents	~~W~~	631,021	1,217,467
Financial instruments		186,718	170,183
Investment securities		—	900
Accounts receivable – trade		1,495,617	1,425,695
Contract assets		21,613	33,098
Loans and other receivables		886,377	1,039,894
Derivative financial assets		118,533	250,736

	~~W~~	3,339,879	4,137,973

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty by considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

87

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(i)	Accounts receivable – trade and contract assets

The Company establishes a loss allowance in respect of accounts receivable – trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance for the year ended December 31, 2023 are included in note 5.

(ii)	Debt investments

The credit risk arises from debt investments included in ~~W~~186,718 million of financial instruments, and ~~W~~886,377 million of loans and other receivables. To limit the exposure to this risk, the Company transacts only with financial institutions with credit ratings that are considered to be low credit risk.

Most of the Company’s debt investments are considered to have a low risk of default and the borrower has a strong capacity to meet its contractual cash flow obligations in the near term. Thus the Company measured the loss allowance for the debt investments at an amount equal to 12-month expected credit losses.

Meanwhile, the Company monitors changes in credit risk at each reporting date. The Company recognized the loss allowance at an amount equal to lifetime expected credit losses when the credit risk on the debt investments is assumed to have increased significantly if it is more than 30 days past due.

The Company’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and derivative financial assets as of December 31, 2023 are as follows:

(In millions of won)
	Financial assets at FVTPL		Financial assets at amortized cost
			12-month ECL	Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired
Gross carrying amount	~~W~~	321,309	747,476	7,570	66,295
Loss allowance		—	(2,590)	(3,089)	(63,876)

Carrying amount	~~W~~	321,309	744,886	4,481	2,419

88

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(ii)	Debt investments, Continued

Changes in the loss allowance for the debt investments for the year ended December 31, 2023 are as follows:

(In millions of won)
	12-month ECL		Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired	Total
December 31, 2022	~~W~~	2,803	3,314	68,332	74,449
Remeasurement of loss allowance, net		655	3,043	651	4,349
Transfer to lifetime ECL – not credit impaired		(868)	868	—	—
Transfer to lifetime ECL – credit impaired		—	(4,136)	4,136	—
Amounts written off		—	—	(16,156)	(16,156)
Recovery of amounts written off		—	—	6,913	6,913

December 31, 2023	~~W~~	2,590	3,089	63,876	69,555

(iii)	Cash and cash equivalents

The Company deposits ~~W~~631,021 million of cash and cash equivalents as of December 31, 2023 (~~W~~1,217,467 million as of December 31, 2022) at banks and financial institutions with credit ratings above the certain level. The impairment on cash and cash equivalents was measured using a 12-month expected credit loss, taking into account the short-term exposure. The Company assessed the risk of cash and cash equivalents based on the counterparty’s external credit rating, determining it to be low.

89

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2023 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Borrowings(*)	~~W~~	640,000	656,806	401,710	255,096	—
Debentures(*)		6,666,939	7,684,857	1,083,773	4,416,636	2,184,448
Lease liabilities		1,226,545	1,346,200	345,144	839,668	161,388
Accounts payable – other and others(*)		4,146,076	4,256,188	3,266,135	990,053	—

	~~W~~	12,679,560	13,944,051	5,096,762	6,501,453	2,345,836

(*)	The contractual cash flow is amount that includes interest payables.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or in significantly different amounts.

As of December 31, 2023, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years
Assets	~~W~~	116,210	123,260	30,928	92,332

90

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

35.	Financial Risk Management, Continued

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that for the year ended December 31, 2022.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the separate financial statements.

Debt-equity ratio as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Total liabilities	~~W~~	14,559,839	16,048,739
Total equity		10,436,093	10,383,382
Debt-equity ratios		139.51%	154.56%

91

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

35.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2023 and 2022 are as follows:

(In millions of won)	December 31, 2023
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	547,091	—	326,083	221,008	547,091
Derivative hedging instruments		116,210	—	116,210	—	116,210
FVOCI		1,207,605	1,131,033	—	76,572	1,207,605

	~~W~~	1,870,906	1,131,033	442,293	297,580	1,870,906

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	295,876	—	—	295,876	295,876
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	640,000	—	638,536	—	638,536
Debentures		6,666,939	—	6,503,016	—	6,503,016
Long-term payables – other		1,260,453	—	1,294,977	—	1,294,977

	~~W~~	8,567,392	—	8,436,529	—	8,436,529

(In millions of won)	December 31, 2022
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	541,391	—	424,876	116,515	541,391
Derivative hedging instruments		222,622	—	222,622	—	222,622
FVOCI		1,066,785	987,065	—	79,720	1,066,785

	~~W~~	1,830,798	987,065	647,498	196,235	1,830,798

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	302,593	—	—	302,593	302,593
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	840,000	—	817,771	—	817,771
Debentures		6,988,970	—	6,488,453	—	6,488,453
Long-term payables – other		1,638,341	—	1,614,934	—	1,614,934

	~~W~~	9,467,311	—	8,921,158	—	8,921,158

92

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

35.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2023 and 2022 are as follows, Continued:

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used in such valuation methods include swap rate, interest rate and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Company for the fair value measurement as of December 31, 2023 are as follows:

Interest rate
Derivative instruments	3.80% ~ 4.43%
Borrowings and debentures	3.84% ~ 3.84%
Long-term payables – other	3.72% ~ 3.85%

2)

There have been no transfers between Level 1 and Level 2 for the year ended December 31, 2023. The changes of financial assets and liabilities classified as Level 3 for the year ended December 31, 2023 are as follows:

(In millions of won)
	Balance as of January 1, 2023		Gain (loss) for the year	OCI	Acquisition	Disposal	Balance as of December 31, 2023
Financial assets:
FVTPL	~~W~~	116,515	(39,896)	—	152,110	(7,721)	221,008
FVOCI		79,720	—	(3,148)	—	—	76,572

	~~W~~	196,235	(39,896)	(3,148)	152,110	(7,721)	297,580

Financial liabilities:
FVTPL	~~W~~	(302,593)	6,717	—	—	—	(295,876)

93

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

35.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized to which offset agreements are applicable as of December 31, 2023 and 2022 are as follows:

(In millions of won)	December 31, 2023
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	72,597	(72,597)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	74,388	(72,597)	1,791

(In millions of won)	December 31, 2022
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	82,987	(82,987)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	85,955	(82,987)	2,968

94

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

36.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate controlling entity	SK Inc.

Subsidiaries	SK Broadband Co., Ltd. and 24 others(*)

Joint venture	UTC Kakao-SK Telecom ESG Fund

Associates	SK China Company Ltd. and 44 others

Others	The Ultimate controlling entity’s subsidiaries and associates and others.

(*)	As of December 31, 2023, subsidiaries of the Company are as follows:

Subsidiary		Ownership percentage (%)(*1)	Primary business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	International telecommunication and Mobile Virtual Network Operator service
	SK Communications Co., Ltd.	100.0	Internet website services
	SK Broadband Co., Ltd.	74.4	Fixed-line telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Call center management service
	SERVICE TOP Co., Ltd.	100.0	Call center management service
	SK O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment (Holdings company)
	SK Global Healthcare Business Group., Ltd.	100.0	Investment
	YTK Investment Ltd.	100.0	Investment
	Atlas Investment	100.0	Investment
	SK Telecom Americas, Inc	100.0	Information gathering and consulting
	Quantum Innovation Fund I	59.9	Investment
	Happy Hanool Co., Ltd.	100.0	Service
	SK stoa Co., Ltd.	100.0	Other telecommunication retail business
	SAPEON Inc.	62.5	Manufacturing non-memory and other electronic integrated circuits
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
	Media S Co., Ltd.	100.0	Production and supply services of broadcasting programs
Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.	100.0	Database and internet website service
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.	66.4	Investment
Subsidiary owned by SAPEON Inc.	SAPEON Korea Inc.	100.0	Manufacturing non-memory and other electronic integrated circuits
Subsidiaries owned by SK Telecom Americas, Inc.(*2)	Global AI Platform Corporation Korea	100.0	Software development and supply services
	Global AI Platform Corporation	100.0	Software development and supply services
Others(*3)	SK Telecom Innovation Fund, L.P.	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

95

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

36.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.
(*2)	SK Telecom Americas, Inc., a subsidiary of the Company, newly established Global AI Platform Corporation Korea Co., Ltd. and Global AI Platform Corporation for the year ended December 31, 2023.
(*3)	Others are owned by Atlas Investment and another subsidiary of the Company.

As of December 31, 2023, the Company belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. All of the other entities included in SK Group are considered related parties of the Company.

(2)	Compensation for the key management

The Company considers registered directors who have substantial role and responsibility in planning, operations and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Salaries	~~W~~	4,139	3,487
Defined benefit plan expenses		1,005	761
Share option		2,542	1,598

	~~W~~	7,686	5,846

Compensation for the key management includes salaries, non-monetary salaries and defined benefits made in relation to the pension plan and compensation expenses related to share options granted.

96

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)		2023
Scope	Company	Operating revenue and others		Operating expense and others (*1)	Acquisition of property and equipment and others
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	12,897	542,435	79,080

Subsidiaries	SK Broadband Co., Ltd. (*3)		312,739	598,966	1,259
	PS&Marketing Corporation(*4)		7,226	1,257,951	1,483
	SK O&S Co., Ltd.		3,309	252,121	73,450
	SK Telink Co., Ltd.(*5)		108,567	12,838	—
	SERVICE ACE Co., Ltd.(*6)		15,058	125,219	—
	SERVICE TOP Co., Ltd.(*7)		10,933	127,703	—
	SK Communications Co., Ltd.		1,440	3,309	1,936
	Others		9,529	26,665	1,008

			468,801	2,404,772	79,136

Associates	F&U Credit information Co., Ltd.		2,151	45,122	552
	SK USA, Inc		—	5,384	—
	Daehan Kanggun BcN Co., Ltd.		12,972	—	—
	Others(*8)		8,806	15,717	827

			23,929	66,223	1,379

Others	SK Innovation Co., Ltd.		19,164	13,709	—
	SK Networks Co., Ltd.		1,256	12,303	—
	SK Networks Service Co., Ltd.		538	45,101	2,758
	SK Energy Co., Ltd.		1,837	363	—
	Content Wavve Corp.		14,478	87,238	—
	Happy Narae Co., Ltd.		148	30,242	79,776
	SK Shieldus Co., Ltd.		50,997	93,776	14,595
	Eleven Street Co., Ltd.		7,325	32,693	—
	SK Planet Co., Ltd.		5,793	79,926	7,642
	SK hynix Inc.		47,486	178	—
	Tmap Mobility Co., Ltd.		15,397	8,907	—
	Dreamus Company		4,815	76,755	284
	One Store Co., Ltd.		15,696	160	—
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	5,842	18,177
	Others		33,481	27,223	13,142

			218,411	514,416	136,374

		~~W~~	724,038	3,527,846	295,969

97

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2023 and 2022 are as follows, Continued:

(*1)	Operating expense and others include lease payments by the Company.
(*2)	Operating expense and others include ~~W~~218,019 million of dividends paid by the Company.
(*3)	Operating revenue and others include ~~W~~149,526 million of dividend income received.
(*4)	Operating expense and others include ~~W~~685,233 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.
(*5)	Operating revenue and others include ~~W~~3,009 million of dividend income received.
(*6)	Operating revenue and others include ~~W~~4,004 million of dividend income received.
(*7)	Operating revenue and others include ~~W~~3,000 million of dividend income received.
(*8)

Operating revenue and others include ~~W~~2,165 million of dividends received from Korea IT Fund, ~~W~~5,906 million of dividends received from Citadel Pacific Telecom Holdings, LLC and ~~W~~735 million of dividends received from UNISK(Beijing) Information Technology Co., Ltd.

98

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2023 and 2022 are as follows, Continued:

(In millions of won)		2022
Scope	Company	Operating revenue and others		Operating expense and others (*1)	Acquisition of property and equipment and others
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	13,225	575,336	74,929

Subsidiaries	SK Broadband Co., Ltd.		144,568	577,970	4,666
	PS&Marketing Corporation(*3)		9,414	1,298,018	1,224
	SK O&S Co., Ltd. (*4)		6,093	238,871	84,966
	SK Telink Co., Ltd.(*5)		105,052	16,135	—
	SERVICE ACE Co., Ltd.(*6)		19,080	123,773	—
	SERVICE TOP Co., Ltd.(*7)		16,359	128,163	—
	SK Communications Co., Ltd.		1,334	3,466	2,331
	Broadband Nowon Co., Ltd.(*8)		13,725	—	—
	Others		4,252	28,198	799

			319,877	2,414,594	93,986

Associates	F&U Credit information Co., Ltd.		1,229	42,877	265
	SK USA, Inc		—	5,043	—
	HanaCard Co., Ltd.(*9)		2,629	1,133	22
	Daehan Kanggun BcN Co., Ltd.		20,290	—	—
	Others(*10)		13,700	421	80

			37,848	49,474	367

Others	SK Innovation Co., Ltd.		14,463	13,890	—
	SK Networks Co., Ltd.		1,396	15,020	288
	SK Networks Service Co., Ltd.		778	43,065	3,030
	SK Energy Co., Ltd.		2,239	302	—
	Content Wavve Corp.		6,781	108,745	175
	Happy Narae Co., Ltd.		143	15,199	129,375
	SK Shieldus Co., Ltd.		32,036	96,085	19,379
	Eleven Street Co., Ltd.		8,529	29,248	—
	SK Planet Co., Ltd.		7,965	84,257	9,850
	SK hynix Inc.		47,145	75	—
	Tmap Mobility Co., Ltd.		13,810	4,925	892
	Dreamus Company		6,101	84,919	649
	One Store Co., Ltd.		16,610	1	—
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	4,001	22,799
	Others		31,027	29,150	20,554

			189,023	528,882	206,991

		~~W~~	559,973	3,568,286	376,273

99

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2023 and 2022 are as follows, Continued:

(*1)	Operating expense and others include lease payments by the Company.
(*2)	Operating expense and others include ~~W~~272,524 million of dividends paid by the Company.
(*3)	Operating expense and others include ~~W~~690,052 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.
(*4)	Operating revenue and others include ~~W~~3,000 million of dividend income received.
(*5)	Operating revenue and others include ~~W~~3,009 million of dividend income received.
(*6)	Operating revenue and others include ~~W~~8,003 million of dividend income received.
(*7)	Operating revenue and others include ~~W~~8,000 million of dividend income received.
(*8)	Operating revenue and others include ~~W~~13,721 million of dividend income received before the related party relationship terminated.
(*9)

HanaCard Co., Ltd. was excluded from the related parties due to the disposal of the Company’s shares in the entity for the year ended December 31, 2022, and the transactions above occurred before the disposal.

(*10)	Operating revenue and others include ~~W~~13,700 million of dividend income received from Korea IT Fund.

100

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

36.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2023 and 2022 are as follows:

(In millions of won)		December 31, 2023
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	1,411	85,758

Subsidiaries	SK Broadband Co., Ltd.		—	60,464	234,710
	PS&Marketing Corporation		—	1,230	57,560
	SK O&S Co., Ltd.		—	7	68,671
	SK Telink Co., Ltd.		—	22,632	18,154
	SERVICE ACE Co., Ltd.		—	460	26,828
	SERVICE TOP Co., Ltd.		—	—	24,208
	SK Communications Co., Ltd.		—	2	7,033
	Others		—	3,230	15,775

			—	88,025	452,939

Associates	F&U Credit information Co., Ltd.		—	3	4,060
	Daehan Kanggun BcN Co., Ltd.(*1)		22,147	4,702	—
	SK USA, Inc		—	—	972
	Konan Technology Inc.		—	—	224
	Others		—	—	2,239

			22,147	4,705	7,495

Others	SK hynix Inc.		—	6,806	2,251
	SK Planet Co., Ltd.		—	9,313	5,579
	Eleven Street Co., Ltd.		—	1,957	2,842
	One Store Co., Ltd.		—	509	14,691
	SK Shieldus Co., Ltd.		—	10,972	10,157
	SK Innovation Co., Ltd.		—	3,308	27,806
	SK Networks Co., Ltd.		—	41	32,003
	SK Networks Services Co., Ltd.		—	—	8,314
	SK RENT A CAR Co., Ltd.		—	70	14,101
	Incross Co., Ltd.		—	1,607	659
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	—	2,558
	Mintit Co., Ltd.		—	17,025	—
	Happy Narae Co., Ltd.		—	8	5,193
	Content Wavve Co., Ltd.		—	1,476	—
	Dreamus Company		—	504	2,315
	Others		—	7,776	2,976

			—	61,372	131,445

		~~W~~	22,147	155,513	677,637

(*1)	As of December 31, 2023, the Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.

101

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

36.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2023 and 2022 are as follows, Continued:

(In millions of won)		December 31, 2022
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	2,247	78,030

Subsidiaries	SK Broadband Co., Ltd.		—	37,790	204,562
	PS&Marketing Corporation		—	1,393	64,880
	SK O&S Co., Ltd.		—	3	50,213
	SK Telink Co., Ltd.		—	17,921	18,684
	SERVICE ACE Co., Ltd.		—	379	26,720
	SERVICE TOP Co., Ltd.		—	2	26,536
	SK Communications Co., Ltd.		—	5	7,671
	Others		—	1,085	20,529

			—	58,578	419,795

Associates	F&U Credit information Co., Ltd.		—	5	4,775
	Wave City Development Co., Ltd.(*1)		—	901	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	3,199	—
	SK USA, Inc		—	—	1,519

			22,147	4,105	6,294

Others	SK hynix Inc.		—	13,705	311
	SK Planet Co., Ltd.		—	6,648	28,097
	Eleven Street Co., Ltd.		—	454	8,018
	One Store Co., Ltd.		—	1,648	13,823
	SK Shieldus Co., Ltd.		—	13,324	12,473
	SK Innovation Co., Ltd.		—	5,592	32,305
	SK Networks Co., Ltd.		—	426	36,903
	SK Networks Services Co., Ltd.		—	—	9,241
	SK RENT A CAR Co., Ltd.		—	89	9,920
	Incross Co., Ltd.		—	2,335	15,527
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	—	12,008
	Mintit Co., Ltd.		—	34,853	—
	Happy Narae Co., Ltd.		—	—	30,467
	Content Wavve Co., Ltd.		—	349	19,239
	Dreamus Company		—	146	3,659
	Others		—	8,184	11,683

			—	87,753	243,674

		~~W~~	22,147	152,683	747,793

(*1)	As of December 31, 2022, the Company recognized loss allowance amounting to ~~W~~379 million on the accounts receivable – trade.
(*2)	As of December 31, 2022, the Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.

102

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

36.	Transactions with Related Parties, Continued

(5)

The Company has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of real estate owned by the Company. Whereby, the negotiation period is within 3 to 5 years from June 30, 2021, date of agreement, and the Company has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Company.

(6)	There were additional investments and disposal transactions in subsidiaries, associates and joint ventures for the year ended December 31, 2023 as presented in note 9.

37.	Commitments and Contingencies

(1)	Accounts receivable from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. The Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special-purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~291,747 million and ~~W~~357,467 million as of December 31, 2023 and 2022, respectively, which the Company purchased according to the relevant comprehensive agreement, are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of December 31, 2023, the Company is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected that any of these claims or litigations will have a material impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Obligation relating to spin-off

The Company carried out the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. The Company has obligation to jointly and severally reimburse the Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

103

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

37.	Commitments and Contingencies, Continued

(4)	Commitment of acquisition and disposal of shares

The Board of Directors of the Company resolved the acquisition and disposal of certain shares in order to strengthen the strategic alliance with Hana Financial Group Inc.(“HFG”) at the Board of Directors’ meeting held on July 22, 2022. In accordance with the resolution, as of July 27, 2022, the Company disposed of its entire common shares of HanaCard Co., Ltd. (39,902,323 shares) and entire common shares of Finnq Co., Ltd. (6,370,000 shares) to HFG for ~~W~~330,032 million and ~~W~~5,733 million, respectively. Through the agreement with HFG, the Company is obligated to acquire HFG’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~330,032 million in a specific money trust, and the Company completed the acquisition of the shares for the year ended December 31, 2022. As a part of the aforementioned transaction, as of July 27, 2022, the Company disposed of its entire common shares of SK Square Co., Ltd. (767,011 shares) to HanaCard Co., Ltd. for ~~W~~31,563 million, and HanaCard Co., Ltd. is obligated to acquire the Company’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~68,437 million in a specific money trust, and completed the acquisition of the shares for the year ended December 31, 2022., The Company, HFG, and HanaCard Co., Ltd. may not dispose of shares they have acquired under the aforementioned transaction until March 31, 2025.

(5)	The acquisition cost of property and equipment and intangible assets to be incurred in subsequent periods under arrangements is ~~W~~39,459 million as of December 31, 2023.

(6)

According to the covenant for bond issuance and borrowings, the Company is required to maintain specific financial ratios, such as the debt ratio, at certain levels. The funds obtained must be used for specified purposes only, and regular reporting to lenders is mandated. Additionally, the contracts include clauses that restrict both provision of additional collateral of assets held by the Company and disposal of certain assets.

104

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

38.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Gain on foreign currency translations		~~W~~ (300)	(345)
Interest income		(36,937)	(34,124)
Dividends		(209,195)	(50,927)
Gain relating to financial instruments at FVTPL		(87,199)	(40,581)
Gain on disposal of property and equipment and intangible assets		(20,825)	(14,073)
Gain on sale of accounts receivable – other		—	(1,043)
Loss on foreign currency translations		660	961
Bad debt for accounts receivable – trade		28,765	16,053
Bad debt for accounts receivable – other		4,349	2,071
Loss relating to financial instruments at FVTPL		41,819	27,635
Gain (loss) relating to investments in subsidiaries, associates and joint ventures		19,012	(61,603)
Depreciation and amortization		2,833,327	2,827,617
Loss on disposal of property and equipment and intangible assets		3,929	5,722
Loss on sale of accounts receivable – other		65,027	61,841
Interest expense		325,769	287,865
Expense related to defined benefit plan		55,298	50,795
Bonus paid by treasury shares		20,420	25,425
Share option		7,051	76,314
Income tax expense		295,189	276,760
Other income (expenses)		(11,965)	13,806

	~~W~~	3,334,194	3,470,169

105

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

38.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Accounts receivable – trade	~~W~~	(99,070)	71,720
Accounts receivable – other		78,157	30,679
Advanced payments		9,089	(31,394)
Prepaid expenses		66,413	4,432
Inventories		(4,741)	(14,392)
Long-term accounts receivable – other		60,799	(95,028)
Long-term prepaid expenses		—	12,990
Guarantee deposits		(3,781)	5,983
Contract assets		11,486	(3,622)
Accounts payable – other		(225,677)	290,890
Withholdings		4,802	(3,388)
Deposits received		4,806	(4,149)
Accrued expenses		33,086	37,239
Plan assets		(13,876)	(59,665)
Retirement benefits payment		(38,347)	(28,932)
Contract liabilities		(29,187)	4,340
Others		(2,333)	(2,845)

	~~W~~	(148,374)	214,858

(3)	Significant non-cash transactions for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(314,811)	(29,247)
Increase of right-of-use assets		253,838	410,640
Transfer from property and equipment to investment property		6,264	16,673

106

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

38.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023
					Non-cash transactions
	January 1, 2023		Cash flows		Exchange rate changes(*)	Fair value changes	Other changes	December 31, 2023
Total liabilities from financing activities:
Short-term borrowings	~~W~~	100,000		(100,000)	—	—	—	—
Long-term borrowings		740,000		(100,000)	—	—	—	640,000
Debentures		6,988,970		(367,815)	15,412	—	30,372	6,666,939
Lease liabilities		1,379,311		(354,235)	—	—	201,469	1,226,545
Long-term payables – other		1,638,341		(400,245)	—	—	22,357	1,260,453
Derivative financial assets		(222,622)		126,000	—	(19,588)	—	(116,210)

	~~W~~	10,624,000		(1,196,295)	15,412	(19,588)	254,198	9,677,727
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(723,215)
Payments of interest on hybrid bonds				(17,283)
Acquisition of treasury shares				(285,487)
Proceeds of hybrid bonds				398,509
Repayments of hybrid bonds				(400,000)

				(1,027,476)

			~~W~~	(2,223,771)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

107

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

38.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2023 and 2022 are as follows, Continued:

(In millions of won)
	2022
					Non-cash transactions
	January 1, 2022		Cash flows		Exchange rate changes(*)	Fair value changes	Other changes	December 31, 2022
Total liabilities from financing activities:
Short-term borrowings	~~W~~	—		100,000	—	—	—	100,000
Long-term borrowings		306,728		432,904	—	—	368	740,000
Debentures		6,804,867		80,820	97,850	—	5,433	6,988,970
Lease liabilities		1,362,095		(344,199)	—	—	361,415	1,379,311
Long-term payables – other		2,009,833		(400,245)	—	—	28,753	1,638,341
Derivative financial assets		(152,512)		768	—	(70,878)	—	(222,622)

	~~W~~	10,331,011		(129,952)	97,850	(70,878)	395,969	10,624,000
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(904,020)
Payments of interest on hybrid bonds				(14,766)

				(918,786)

			~~W~~	(1,048,738)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

108

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

39.	Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of December 31, 2023 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated in 2024	Quantities allocated in 2025	Total
Emissions rights allocated free of charge(*)	1,031,526	1,223,008	1,031,526	1,021,864	1,021,864	5,329,788

(*)	The changes in quantity due to additional allocation, cancellation of allocation and others are considered.

(2)	Changes in emissions rights quantities the Company held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in 2023	Total
Beginning	—	—	306,575	306,575
Allocation at no cost	1,031,526	1,223,008	1,031,526	3,286,060
Purchase	—	204,761	—	204,761
Surrendered or shall be surrendered	(1,051,380)	(1,121,194)	(1,227,222)	(3,399,796)
Borrowed	19,854	—	—	19,854

Ending	—	306,575	110,879	417,454

(3)	As of December 31, 2023, the estimated annual greenhouse gas emissions quantities of the Company are 1,227,222 tCO2-eQ.

109

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2023 and 2022

40.	Subsequent Events

(1)	On January 25, 2024, the Board of Directors of the Company approved the disposal of treasury shares and the details of the transaction are as follows:

Information of disposal

Number of treasury shares	498,135 Common shares

Price of the treasury shares (in won)	Per share ~~W~~49,600

Aggregate disposal value	~~W~~24,707 million

Disposal date	January 29, 2024

Purpose of disposal	Allotment of shares as bonus payment

Method of disposal	Over-the-counter

(2)

The Board of Directors of the Company approved the acquisition and retirement of treasury shares of the Company at the Board of Directors’ meeting held on July 26, 2023. The Company acquired a total of 6,090,410 shares during the period from July 27, 2023 to January 26, 2024 through a trust agreement and 4,043,091 shares were retired on February 5, 2024.

110

Audit opinion on internal control over financial reporting

The accompanying independent auditor’s report on internal control over financial reporting is attached as a result of auditing the internal control over financial reporting of SK Telecom Co., Ltd. (the “Company”) and the separate financial statements of the Company for the year ended December 31, 2023 in accordance with the Article 8 of the Act on External Audit of Stock Companies.

Attachments:

1.	Independent auditor’s report on Internal Control over Financial Reporting

2.	Management’s Annual Report on Internal Control over Financial Reporting

111

Ernst & Young Han Young Taeyoung Building, 111, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul 07241 Korea Tel: +82 2 3787 6600 Fax: +82 2 783 5890 ey.com/kr

Independent auditor’s report on Internal Control over Financial Reporting

(Based on a report originally issued in Korean)

SK Telecom Co., Ltd.:

The Shareholders and Board of Directors

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting (“ICFR”) of SK Telecom Co., Ltd.’s (the “Company”) based on the Conceptual Framework for Designing and Operating ICFR (“ICFR Design and Operation Framework”) established by the Operating Committee of ICFR in Korea (the “ICFR Committee”) as of December 31, 2023.

In our opinion, the Company’s ICFR has been effectively designed and operated, in all material respects, as of December 31, 2023, in accordance with the ICFR Design and Operation Framework.

We also have audited, in accordance with Korean Standards on Auditing (“KSA”), the separate statement of financial position as of December 31, 2023, the separate statements of income, comprehensive income, changes in equity, and cash flows for the year then ended, and notes to the separate financial statements, including a summary of material accounting policies, of the Company, and our report dated March 6, 2024 expressed an unqualified opinion thereon.

Basis for Opinion on ICFR

We conducted our audit in accordance with KSA. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of ICFR section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of ICFR in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for ICFR

Management is responsible for designing, operating, and maintaining effective ICFR, and for its assessing the effectiveness of ICFR, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.

Those charged with governance are responsible for overseeing the Company’s ICFR process.

Auditor’s Responsibilities for the Audit of ICFR

Our responsibility is to express an opinion on the Company’s ICFR based on our audit. We conducted our audit in accordance with KSA. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective ICFR was maintained in all material respects.

An audit of ICFR involves performing procedures to obtain audit evidence as to whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists An audit also includes testing and evaluating the design and operation of ICFR based on obtaining an understanding of ICFR and the assessed risk.

112

ICFR definition and Inherent Limitations

A company’s ICFR is implemented by those charged with governance, management, and other employees and is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”). A company’s ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with KIFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, ICFR may not prevent, or detect misstatements of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that ICFR may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Yoo, Jung Ho.

March 6, 2024

This report is effective as of March 6, 2024, the independent auditor’s report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the auditor’s report date to the time this report is used. Such events and circumstances could significantly affect the Company’s ICFR and may result in modifications to this report.

113

Management’s Annual Report on Internal Control over Financial Reporting

English translation of a Report Originally Issued in Korean

To Shareholders, the Board of Directors and Audit Committee of

SK Telecom Co., Ltd.

We, as the Chief Executive Officer (“CEO”) and Internal Control over Financial Reporting (“ICFR”) Officer of SK Telecom Co., Ltd. (“the Company”), assessed the status of the design and operation of the Company’s ICFR for the year ending December 31, 2023.

The Company’s management including the CEO and ICFR Officer is responsible for designing and operating ICFR. We, as the CEO and ICFR Officer (collectively, “We”, “Our” or “Us”), evaluated whether the ICFR has been appropriately designed and is effectively operating to prevent and detect error or fraud which may cause material misstatement of the financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”)’ as the criteria for design and operation of the Company’s ICFR. We also conducted an evaluation of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment of ICFR operation, we concluded that the Company’s ICFR has been appropriately designed and is operating effectively in all material respects as of December 31, 2023, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

February 20, 2024

/s/ Kim, Yang Seob
Internal Control over Financial Reporting Officer

/s/ Ryu, Young Sang
Chief Executive Officer

114